                                                     RULE NO. 424(b)(4)
                                                     REGISTRATION NO. 333-80311


PROSPECTUS

                           The Fairchild Corporation

                                Exchange Offer
                                      for
                    $225,000,000 Aggregate Principal Amount
                                      of
                  10 3/4% Senior Subordinated Notes Due 2009

                                 ------------

                            Terms of Exchange Offer

 .  The exchange offer expires 5:00        .  The exchange of the outstanding
   p.m., New York City time, on              notes will not be a taxable
   September 10, 1999, unless                exchange for U.S. federal income
   extended.                                 tax purposes.

 .  The exchange is subject to             .  We will not receive any cash
   certain customary conditions,             proceeds from the exchange offer.
   which may be waived by us.
                                          .  The terms of the notes to be
 .  All outstanding 10 3/4% Senior            issued in exchange for the
   Subordinated Notes due 2009 that          outstanding notes are
   are validly tendered and not              substantially identical to the
   withdrawn will be exchanged.              outstanding notes, except for
                                             certain transfer restrictions and
 .  At any time prior to the                  registration rights relating to
   expiration of this exchange               the outstanding notes.
   offer, you may withdraw any
   outstanding notes you have             .  Any outstanding notes not validly
   tendered.                                 tendered will remain subject to
                                             existing transfer restrictions.

   Each broker-dealer that receives exchange notes for its own account pursuant to this offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   This prospectus, as it may be amended or supplemented, may be used by a broker-dealer in connection with resales of exchange notes received pursuant to this offer where such exchange notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed to make this prospectus available to any broker-dealer for use in connection with any such resale for either 180 days after the consummation of the exchange offer or, if shorter, for the period during which broker-dealers are required by law to deliver this prospectus. See "Plan of Distribution."

   See "Risk Factors" beginning on page 13 for a discussion of certain factors that should be considered by holders who tender their outstanding notes in the exchange offer.

   There has not previously been any public market for the exchange notes that will be issued in the exchange offer. We do not intend to list the exchange notes on any national stock exchange or on the Nasdaq Stock Market. There can be no assurance that an active market for such exchange notes will develop.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes to be distributed in the exchange offer, nor have any of these organizations passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                August 9, 1999

   You should rely only on information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               ----------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Forward-Looking Statements..........    ii
Prospectus Summary..................     1
The Fairchild Corporation...........     1
Recent Transactions.................     3
Risk Factors........................    13
Where You Can Find More
 Information........................    21
Use of Proceeds.....................    22
Capitalization......................    23
The Fairchild Corporation Unaudited
 Pro Forma Consolidated
 Financial Statements ..............    24
Selected Consolidated Financial Data
 of the Company.....................    39
Selected Consolidated Financial Data
 of KTI.............................    41

                                      Page
                                      ----
Management's Discussion and
 Analysis of Results of Operations
 and Financial Condition............    42
Industry............................    57
Business............................    60
Management..........................    70
Description of New Credit Facility..    74
The Exchange Offer..................    75
Description of the Notes............    84
Material Federal Tax
 Considerations.....................   120
Plan of Distribution................   123
Legal Matters.......................   123
Experts.............................   123
Index to Financial Statements.......   F-1

                               ----------------

Incorporation of Certain Information by Reference

   The Commission allows Fairchild to incorporate by reference information into this prospectus, which means that Fairchild can disclose important information by referring you to another document filed separately with the Commission. Information incorporated by reference is considered part of this prospectus, except to the extent that this prospectus supersedes the information.

   This prospectus incorporates by reference the information contained in the following documents previously filed by Fairchild with the Commission (Commission file number 1-6560):

     (a) Fairchild's Annual Report on Form 10-K for the fiscal year ended June 30, 1998;

     (b) Fairchild's Quarterly Reports on Form 10-Q for the periods ended September 27, 1998, December 27, 1998, as amended by Form 10-Q/A filed March 25, 1999, and March 28, 1999; and

     (c) Fairchild's Current Reports on Form 8-K dated March 12, 1998, April 23, 1998, June 26, 1998, December 26, 1998, April 9, 1999, May 5, 1999 and
  June 25, 1999.

   Fairchild also incorporates by reference the information contained in all other documents Fairchild files with the Commission after the date of this prospectus. The information contained in any such document will be considered part of this prospectus from the date the document is filed and will supplement or amend the information contained in this prospectus.

   We will provide you, without charge, a copy of any or all of the information that is incorporated by reference in this prospectus. To obtain timely delivery, requests for copies should be made not later than September 2, 1999 (five business days before the expiration of the exchange offer) to The Fairchild Corporation, 45025 Aviation Drive, Suite 400, Dulles, Virginia 20166, telephone: 703-478-5800.

                          FORWARD-LOOKING STATEMENTS

   This prospectus includes and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

   These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Business" and other sections of this prospectus and in the documents incorporated by reference in this prospectus.

   These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this prospectus. These risks include:

  .  product demand;

  .  our dependence on the aerospace industry;

  .  reliance on Boeing and the Airbus consortium of companies;

  .  customer satisfaction and qualification issues;

  .  labor disputes;

  .  competition, including recent intense price competition;

  . our ability to integrate and realize anticipated synergies relating to the merger with Kaynar Technologies Inc.;

  .  our ability to achieve and execute internal business plans;

  .  worldwide political instability and economic growth;

  . and the impact of any economic downturns and inflation, including the recent weaknesses in the currency, banking and equity markets of countries in South America and in the Asia/Pacific region.

   Our risks are more specifically described in "Risk Factors" and in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. We will not update these forward-looking statements, even if new information, future events or other circumstances have made them incorrect or misleading.

                               PROSPECTUS SUMMARY

   The following is a summary of the more detailed information and consolidated financial statements including the notes thereto, appearing elsewhere in, or incorporated by reference into, this prospectus. Except where otherwise indicated and unless the context otherwise requires, all references in this prospectus to (a) the terms "we," "our," "us," the "Company" and "Fairchild" refer to The Fairchild Corporation and its subsidiaries, including KTI, (b) the term "KTI" refers to Kaynar Technologies Inc. and its subsidiaries and (c) references in this prospectus to the term "Note" or "Notes" mean the outstanding notes and the exchange notes. All references to "fiscal" in connection with a year shall mean the 12 months ended June 30.

                           THE FAIRCHILD CORPORATION

   We are a leading worldwide aerospace and industrial fastener manufacturer and distribution logistics manager and, through our wholly-owned subsidiary, Banner Aerospace, Inc., an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Through internal growth and strategic acquisitions, we have become one of the leading suppliers of fasteners to aircraft original equipment manufacturers, such as Boeing, the Airbus consortium of companies, and separately Lockheed Martin, British Aerospace, DaimlerChrysler Aerospace, Aerospatiale and CASA, subcontractors to OEMs, independent distributors and the aerospace aftermarket. Concurrently with the offering of the outstanding notes, we acquired KTI, a leading manufacturer and designer of specialty fasteners, fastening systems and related components primarily used by OEMs and their subcontractors in the production of commercial aircraft and defense products. In addition, we manufacture other specialty fasteners and related products for sale in the automotive, electronic and other industrial markets, and their associated aftermarkets. For the twelve months ended March 28, 1999, we had net sales of $620.1 million and EBITDA of $35.8 million, and on a pro forma basis for the acquisition of KTI and certain other transactions our net sales would have been $760.0 million and our EBITDA would have been $95.4 million for the same period.

   Our business strategy is as follows:

   Maintain Quality Leadership. The aerospace market is extremely demanding in terms of precision manufacturing and all parts must be certified by OEMs pursuant to the Federal Aviation Administration's ("FAA") regulations and those of other equivalent foreign regulators. Substantially all of our plants are ISO-9000 approved. We have won numerous industry and customer quality awards and are preferred suppliers for major aerospace customers. In order to be named a preferred supplier, a company must qualify its products through a customer specific quality assurance program and adhere to it strictly. Approvals and awards we have obtained include: Boeing D1 9000 Rev A; Boeing (St. Louis) Silver Supplier; Boeing Source Approved; DaimlerChrysler Aerospace Source Approved; General Electric Source Approved; Pratt & Whitney Source Approved; Lockheed Martin Star Supplier; and DISC Large Business Supplier of the Year.

   Lower Manufacturing Costs. We have invested significantly over the past few years in state-of-the-art machinery, employee training and manufacturing techniques to produce products at the lowest cost while maintaining high quality. This investment in process superiority has resulted in increased capacity, lower break-even levels in the various plants of both companies and faster cycle times, while reducing defect levels and improving turnaround times for customers. For example, the customer rejection rate at our aerospace fasteners segment has fallen from an average of 18.2% in Fiscal 1995 to an average of 1.4% for the first nine months of Fiscal 1999. In addition, scrap and rework costs as a percentage of net sales in our aerospace fasteners segment have fallen from an average of 9.3% in Fiscal 1995 to an average of 4.0% for the first nine months of Fiscal 1999. Our on-time delivery rate in our aerospace fasteners segment has improved significantly since Fiscal 1997, to levels that are currently the best in our operating history. We view these improvements as one of the keys to our business success that will allow us to better manage industry cycles.

   Supply Logistics Services. Our aerospace industry customers are increasingly requiring additional supply chain management services as they seek to manage inventory and lower their manufacturing costs. In response, we are developing a number of logistics and supply chain management services that we expect will contribute to our growth and add value to our customers.

   Capitalize on Global Presence. The aerospace industry is global and customers increasingly seek suppliers with the ability to provide reliable and timely service worldwide. Our recent combination with KTI provides us with increased manufacturing and distribution capabilities in the U.S. and Europe and sales offices worldwide.

   Grow through Acquisitions. Despite a trend toward consolidation, the aerospace components industry remains fragmented. Consolidation has been driven, in part, by the combination of the OEMs as they seek to reduce their procurement costs. We have successfully integrated a number of acquisitions, achieving material synergies in the process, and anticipate further opportunities to do so in the future.

   Our strategy is based on the following strengths:

   Complementary Market Share and Expanded Product Range. Historically, both KTI and we have focused on different market segments where economies of scale could be achieved through the ability to produce high quality parts at low cost. As a result of the acquisition of KTI, we have expanded the range of products we offer. This expansion will permit us to provide our customers with more complete fastening solutions, by offering engineering and logistics across the breadth of a customer's aerospace needs. For example, KTI's internally threaded fasteners, such as engine nuts, may now be sold in combination with our externally threaded fasteners, such as bolts and pins, to provide a single fastening system. This will limit the inventory needs of the customer, minimize handling costs and reduce waste.

   Long-Term Customer Relationships. We have historically worked closely with our customers to provide high quality engineering solutions accompanied by superior service levels. As a result, our customer relationships are generally long-term. For example, in the fall of 1998 we were awarded a series of long-term commitments from Boeing and certain other customers to provide a significant quantity of aircraft fastening components over the next three to five years. We have benefited from the trend of OEMs in reducing their number of suppliers in recent years in an effort to lower costs and to ensure quality and availability. We have become or been retained as a key supplier to the OEMs and increased our overall share of OEM business. OEMs are becoming increasingly demanding in terms of overall service level, including just-in-time delivery of components to the production line. We believe that our focus on customer service will solidify our relationships with our customers.

   Diverse End Markets. Although a significant proportion of our sales are to OEMs in the commercial aerospace industry, we have significant sales to the defense, aerospace aftermarket and industrial markets. In addition, Banner's distribution business has a very low OEM component. We believe this diversification will help mitigate the effects of the OEM cycle on our results.

   Experienced Management Teams. We have a management team with many years of experience in the aerospace components industry and a history of improving quality, lowering costs and raising the level of customer service, leading to higher overall profitability. In addition, our management team has achieved growth by successfully integrating a number of acquisitions.

                              RECENT TRANSACTIONS

The KTI Acquisition

   On April 20, 1999 we acquired KTI, through a cash merger of KTI with one of our wholly-owned subsidiaries. We believe the KTI acquisition significantly improves our ability to provide the widest range of products from multiple facilities strategically located near key customers throughout the world. As a result of the KTI acquisition, we now have seventeen manufacturing operations located throughout the United States, Europe and Australia, in addition to a worldwide sales and distribution organization. We believe our worldwide operations have been enhanced and we are well positioned to respond to the increasingly global demands of our industry. During May 1999, we have achieved annual cost savings of approximately $10.0 million, and have announced the consolidation of at least three facilities in the process of integrating KTI's operations with our own.

   KTI has demonstrated the ability to satisfy its customers' needs with low cost, high quality, on time products and services, which has enabled KTI to expand market share. Additionally, KTI has successfully acquired and assimilated several outstanding companies that fit its strategic growth goals. The November 2, 1998 edition of Forbes Magazine placed KTI eighth on its list of the 200 Best Small Companies in America.

   KTI supplies products to virtually all major airframe and aircraft engine OEMs, including Boeing, General Electric, the Pratt & Whitney Aircraft business of United Technologies Corporation, Airbus, Lockheed Martin and Rolls Royce PLC, as well as to a global network of distributors. For the year ended December 31, 1998, KTI had net sales and EBITDA of $185.5 million and $35.6 million, respectively, compared to net sales and EBITDA of $150.4 million and $28.4 million, respectively, for the year ended December 31, 1997, representing an increase of 23% and 25%, respectively. See "Business--KTI."

   We paid approximately $221.6 million for KTI. We also paid $28.0 million for a covenant not to compete from KTI's majority shareholder and assumed approximately $102.8 million of KTI's debt. KTI is now a wholly-owned subsidiary of The Fairchild Corporation.

The Banner Merger

   On April 8, 1999, we acquired the remaining 15% of the outstanding common and preferred stock of Banner not already owned by us, through the merger of Banner with one of our subsidiaries. Under the terms of the Banner merger, each share of Banner's preferred stock was converted into the right to receive one share of Banner common stock and each share of Banner common stock (other than those owned by Fairchild) was converted into the right to receive .7885 shares of our Class A common stock. Banner is now one of our wholly-owned subsidiaries.

Solair Divestiture

   On December 31, 1998, Banner consummated the sale of Solair, Inc., Banner's largest subsidiary in its rotables group, to Kellstrom Industries, Inc. in exchange for approximately $57.0 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom.

Hardware Business Disposition

   On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of its hardware companies and PacAero unit to subsidiaries of AlliedSignal in exchange for AlliedSignal common stock with an aggregate value equal to approximately $369.0 million.

New Credit Facility

   Simultaneously with the consummation of the KTI acquisition and the sale of the outstanding notes, we entered into a new $325.0 million credit facility which consists of a $225.0 million term loan, and a $100.0 million revolving credit facility of which $30.0 million was drawn upon consummation of the KTI acquisition (excluding approximately $19.0 million of outstanding letters of credit).

Offering of outstanding Notes

   On April 20, 1999, we sold and issued the outstanding notes. The proceeds from the offering, together with borrowings under our new credit facility and certain other cash available to us, were utilized to consummate the KTI acquisition, to repay all amounts outstanding under our existing credit facilities and to repay substantially all indebtedness of KTI. The KTI acquisition, the Banner merger, the sale of the outstanding notes, the sale of Solair and Banner's hardware business, entering into our new credit facility and refinancing of the existing credit facilities and certain KTI indebtedness, together with the payment of related fees and expenses, are collectively referred to in this prospectus as the "Transactions."

Sale of Nacanco Paketleme

   On July 28, 1999, we sold our 31.9% interest in Nacanco Paketleme, a Turkish beverage can producer, to American National Can Group, Inc. for $48.2 million in cash.

                           PRINCIPAL EXECUTIVE OFFICE

   Our principal executive offices are located at 45025 Aviation Drive, Suite 400, Dulles, VA 20166, and our telephone number is (703) 478-5800.

                               The Exchange Offer

Registration Rights.........  You are entitled to exchange your outstanding notes for freely tradeable exchange notes with substantially identical terms. The exchange offer is intended to satisfy your exchange rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes. Accordingly, if you do not exchange your outstanding notes, you will not be able to reoffer, resell or otherwise dispose of your outstanding notes unless you comply with the registration and prospectus delivery requirements of the Securities Act, or there is an exemption available.

The Exchange Offer..........  We are offering to exchange $1,000 principal amount of our 10 3/4% Senior Subordinated Notes due 2009, which have been registered under the Securities Act, for $1,000 principal amount of our outstanding 10 3/4 Senior Subordinated Notes due 2009, which were issued in a private offering on April 20, 1999. As of the date of this prospectus, there are $225.0 million of outstanding notes. We will issue exchange notes promptly after the expiration of the exchange offer.

Resales.....................  We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

                                 .  you are acquiring the exchange notes in
                                    the ordinary course of your business;

                                 . you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and

                                 .  you are not an "affiliate" of ours.

                              If you do not meet the above criteria you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any reoffer, resale or other disposition of your exchange notes.

                              Each broker or dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities must acknowledge that it will deliver this prospectus in connection with any sale of exchange notes.

Expiration Date.............  5:00 p.m., New York City time, on September 10,
                              1999, unless we extend the expiration date.

Accrued interest on the
 Exchange Notes and           The exchange notes and the outstanding notes will
 Outstanding Notes..........  pay interest at the rate of 10 3/4% per year, payable semi-annually on each April 15 and October 15, beginning October 15, 1999. Interest on the exchange notes will accrue from the date of the original issuance of the outstanding notes or from the date of the last periodic payment of interest on the outstanding notes, whichever is later. No additional interest will be paid on outstanding notes tendered and accepted for exchange.

Conditions to the Exchange    The exchange offer is subject to certain
 Offer......................  customary conditions, which may be waived by us.
                              The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered.

Procedures for tendering
 Outstanding Notes..........  If you wish to tender outstanding notes, you must complete, sign and date the letter of
                              transmittal, or a facsimile of it, in accordance with its instructions and transmit the letter of transmittal, together with your notes to be exchanged and other required documentation to The Bank of New York, who is the exchange agent, at the address set forth in the letter of transmittal to arrive by 5:00 p.m. New York City time, on the expiration date. See "The Exchange Offer--Procedures for Tendering." By executing the letter of transmittal, you will represent to us that you are acquiring the exchange notes in the ordinary course of your business, that you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of exchange notes, and that you are not an "affiliate" of ours. See "The Exchange Offer--Procedures for Tendering Outstanding Notes."

Special procedures for
 beneficial holders.........  If you are the beneficial holder of outstanding notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer you should contact the person in whose name your outstanding notes are registered promptly and instruct such person to tender on your behalf. See "The Exchange Offer-- Procedures for Tendering Outstanding Notes."

Guaranteed delivery           If you wish to tender your outstanding notes and
 procedures.................  you cannot deliver them, the letter of transmittal or other required documents to the exchange agent before the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery
                              Procedures."

Withdrawal rights...........  Tenders may be withdrawn at any time before 5:00
                              p.m., New York City time, on the expiration date.

Acceptance of Outstanding
 Notes and delivery of        Subject to certain conditions, we will accept for
 Exchange Notes.............  exchange any outstanding notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered promptly after the expiration date. See "The Exchange Offer--
                              Terms of the Exchange Offer."

Material Federal Income Tax
 Considerations.............  The exchange of outstanding notes for exchange notes will not be a taxable event for federal income tax purposes. You will not recognize any taxable gain or loss as a result of exchanging outstanding notes for exchange notes, and you will have the same tax basis and holding period in the exchange notes as you had in the outstanding notes immediately before the exchange. See "Material Federal Income Tax Considerations."

Exchange Agent..............
                              The Bank of New York Trust Company of Florida is serving as exchange agent in connection with the exchange offer. The mailing address of the exchange agent is The Bank of New York Trust Company of Florida, Highwoods Plaza, 3rd Floor, 10161 Centurion Plaza, Jacksonville FL 32256,
                              Attention: John H. Speichert. Deliveries by hand or overnight courier should be addressed to The Bank of New York Trust Company of Florida, Highwoods Plaza, 3rd Floor, 10161 Centurion Plaza, Jacksonville FL 32256, Attention: John H. Speichert. For information about the exchange offer, call the exchange agent at telephone number: (904) 645-1955 or facsimile number: (904) 645-1930.

                         Summary of the Exchange Notes

Issuer......................  The Fairchild Corporation.

Securities Offered..........  Up to $225,000,000 principal amount of 10 3/4%
                              Senior Subordinated Notes due 2009.

Maturity Date...............  April 15, 2009.

Interest Payment Dates......
                              We will pay interest on the exchange notes semi-annually on April 15 and October 15 of each year, beginning on the later of October 15, 1999 and the last periodic payment of interest on the outstanding notes.

Optional Redemption After
Five Years..................
                              Except in the case of certain equity offerings by us, we cannot choose to redeem the exchange notes until five years have passed from the issue date of the exchange notes. At any one or more times after that date, we may choose to redeem some or all of the exchange notes at certain specified prices, plus accrued and unpaid interest.

Optional Redemption After
Equity Offerings............
                              At any one or more times before the third anniversary of the issue date of the exchange notes, we may choose to buy back up to 35% of the original aggregate principal amount of exchange notes with money that we raise in one or more equity offerings, as long as we pay 110.750% of the principal amount of the exchange notes, plus interest, and at least 65% of the original aggregate principal amount of exchange notes remain outstanding afterwards. See "Description of the Notes--Optional Redemption."

Change of Control...........  Upon the occurrence of certain change of control events, holder may require us to repurchase all or a portion of the exchange notes at 101% of their principal amount, plus accrued and unpaid interest. See "Description of the Notes--Change of Control."

Ranking.....................  The exchange notes will be our senior subordinated unsecured obligations. They will rank senior to or equal in right of payment with any of our future subordinated indebtedness and subordinated in right of payment to any of our existing and future senior indebtedness. The exchange notes will be effectively subordinated to indebtedness and other liabilities of our subsidiaries which are not guarantors. As of March 28, 1999, on a pro forma basis after giving effect to the Transactions, we, excluding our subsidiaries, would have had approximately $225.0 million of senior indebtedness, and our subsidiaries which are guarantors, including KTI, would have had $244.0 million of senior indebtedness, including $225.0 million of outstanding liabilities as guarantors under the new credit facility, and our subsidiaries which are not guarantors would have had $267.5 million of indebtedness and other liabilities, including $225.0 million of outstanding liabilities as guarantors under our new credit facility.

Guarantees..................  Substantially all of our domestic subsidiaries guarantee the exchange notes with unconditional guarantees of payment that effectively rank below their senior debt, but rank equal to their other subordinated debt, in right of payment.

Covenants...................  The indenture contains covenants that limit what we, and most or all of our subsidiaries, may do. The indenture has covenants that limit our ability to:

                                 .  incur additional indebtedness;

                                 . pay dividends on, redeem or repurchase our capital stock;

                                 .  make investments;

                                 . permit payment or dividend restrictions on certain of our subsidiaries;

                                 .  sell assets;

                                 .  create certain liens;

                                 .  engage in certain transactions with
                                    affiliates; and

                                 .  consolidate or merge or sell all or
                                    substantially all of our assets and the
                                    assets of our Restricted Subsidiaries.

                              In addition, we are obligated to offer to repurchase the exchange notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase, in the event of certain asset sales.

                              These restrictions and prohibitions are subject to a number of important qualifications and exceptions. See "Description of the Notes-- Certain Covenants."

   For more complete information about the exchange notes, see the "Description of the Notes" section of this Prospectus.

                                  Risk Factors

   Your investment in the exchange notes will involve certain risks. You should carefully consider the discussion of risks beginning on page 13 and the other information included in this prospectus prior to tendering your outstanding notes in the exchange offer.

           Summary Unaudited Pro Forma Financial Data of the Company
                             (Dollars in thousands)

   The following summary unaudited pro forma financial data are based on our historical financial statements and the historical financial statements of KTI. The following table sets forth unaudited pro forma statement of earnings data for Fiscal 1998, the nine months ended March 28, 1999 and the twelve months ended March 28, 1999. The unaudited pro forma statement of earnings data gives effect to each of the Transactions as if they occurred on July 1, 1997, July 1, 1998 and March 30, 1998. The unaudited pro forma balance sheet data as of March 28, 1999 give effect to each of the Transactions as if they had occurred on that date. The pro forma financial data are presented for informational purposes only and are not intended to be indicative of either future results of operations or results that might have been achieved had the Transactions actually occurred on the dates specified. The summary unaudited consolidated pro forma financial data are qualified by and should be read in conjunction with, the "Unaudited Pro Forma Consolidated Financial Statements," the consolidated financial statements of each of KTI and ourselves, including the related notes thereto, in each case included elsewhere in this prospectus.

                            Year Ended   Nine Months Ended Twelve Months Ended
                           June 30, 1998  March 28, 1999     March 28, 1999
                           ------------- ----------------- -------------------
Statement of Earnings
 Data:
Net sales.................   $784,637        $572,874          $  759,972
Gross profit..............    207,411         148,689             203,926
Operating income..........     64,980          38,303              56,643
Net interest expense......     47,846          36,512              49,445
Earnings from continuing
 operations...............     10,110           3,248              10,034
Other Data:
EBITDA (1)................   $ 99,960        $ 68,682          $   95,357
Depreciation and
 amortization.............     34,980          30,379              38,714
                                                            At March 28, 1999
                                                           -------------------
Balance Sheet Data:
Total assets..............                                     $1,243,740
Long-term debt, less
 current maturities.......                                        465,162
Stockholders' equity......                                        445,716
Cash and short-term
 investments..............                                          8,666

--------
(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of income before income taxes plus interest expense (including amortization of debt issue costs), depreciation and amortization. We consider EBITDA to be an indicative measure of our operating performance due to the significance of our long-lived assets and because such data are considered useful by the investment community to better understand our results, and can be used to measure our ability to service debt, fund capital expenditures and expand our business. EBITDA is not a measure of financial performance under GAAP, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of our operating performance, or to cash flows as a measure of our liquidity. Cash expenditures for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation. Our investment in Nacanco Paketleme is accounted for as an investment in an affiliate under the equity method.

               Summary Consolidated Financial Data of the Company
                             (Dollars in thousands)

   The following table sets forth our summary financial data and should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary consolidated historical financial data as of and for the three years ended June 30, 1998 have been derived from the consolidated financial statements of Banner, Special-T Fasteners and us, which were audited by Arthur Andersen LLP, our independent accountants and Nacanco Paketleme, which were audited by Basaran (a member of PricewaterhouseCoopers LLP). The summary consolidated historical financial data for the nine months ended March 29, 1998 and March 28, 1999, and for the twelve months ended March 28, 1999 have been derived from our unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. In our opinion, the summary consolidated historical financial data for the nine months ended March 29, 1998 and March 28, 1999, and for the twelve months ended March 28, 1999 include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this information.

   Since the information presented below is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements.

                                                                                   Twelve
                               Year Ended June 30,          Nine Months Ended   Months Ended
                          ------------------------------- --------------------- ------------
                                                          March 29,  March 28,   March 28,
                            1996       1997       1998       1998     1999(2)     1999(2)
                          --------  ---------- ---------- ---------- ---------- ------------
Statement of Earnings
 Data(1):
Net sales...............  $349,236  $  680,763 $  741,176 $  567,142 $  446,072   $620,106
Gross profit............    74,101     181,344    186,506    140,941     89,624    135,189
Operating income
 (loss).................   (11,286)     33,499     45,443     35,026      3,600     14,017
Net interest expense....    56,459      47,681     42,715     36,526     20,955     27,144
Earnings (loss) from
 continuing operations..   (32,186)      1,816     52,399     47,042     12,746     18,103
Other Data:
EBITDA (3)..............  $  5,931  $   54,314 $   66,316 $   51,506 $   20,971   $ 35,824
Capital expenditures....     5,680      15,014     36,029     23,706     18,694     31,017
Depreciation and
 amortization...........    17,217      20,815     20,873     16,480     17,371     21,807
Balance Sheet Data (at
 period end):
Cash and short-term
 investments............  $ 50,147  $   45,067 $   53,563 $   68,255 $  171,123
Total assets............   993,398   1,052,666  1,157,259  1,137,642  1,014,831
Long-term debt, less
 current maturities.....   368,589     416,922    295,402    278,140    227,475
Stockholders' equity....   230,861     232,424    473,559    433,138    421,695

--------
(1) The results of Banner Aerospace, Inc. are included in the periods since February 25, 1996, when Banner became our majority-owned subsidiary. Prior to February 25, 1996, our investment in Banner was accounted for using the equity method. Fiscal 1998 includes the gain from the disposition of the hardware group of Banner. The results of the hardware group are included in our financial statements from March 1996 through December 1997, until disposition. See note 22 to our consolidated financial statements. These transactions materially affect the comparability of the information reflected in our summary consolidated financial data.
(2) Gross profit and operating income (loss) for the nine and twelve months ended March 28, 1999 include a charge of $19.3 million recognized on the sale of Solair. The charge was attributable primarily to the bulk sale of inventory at prices below the carrying amount of the inventory.
(3) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of income before income taxes plus interest expense (including amortization of debt issue costs), depreciation and amortization. Included in EBITDA are restructuring and unusual charges of $2,319 in Fiscal 1996. EBITDA for the nine months and the twelve months ended March 28, 1999 includes the charge of $19.3 million recognized on the sale of Solair. We consider EBITDA to be an indicative measure of our operating performance due to the significance of our long-lived assets and because such data are considered useful by the investment community to better understand our results, and can be used to measure our ability to service debt, fund capital expenditures and expand our business. EBITDA is not a measure of financial performance under GAAP, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of our operating performance, or to cash flows as a measure of our liquidity. Cash expenditures for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation. See our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. Our investment in Nacanco Paketleme is accounted for as an investment in an affiliate under the equity method.

                   Summary Consolidated Financial Data of KTI
                             (Dollars in thousands)

   The table below sets forth summary consolidated financial data for KTI and should be read in conjunction with the consolidated financial statements of KTI and notes thereto, and other financial information appearing elsewhere in this prospectus relating to KTI. The summary consolidated financial data for the three years ended December 31, 1998 are derived from the consolidated financial statements of KTI that have been audited by Arthur Andersen LLP, independent public accountants.

                                                      Year Ended December 31,
                                                    ---------------------------
                                                    1996(1)   1997   1998(2)(3)
                                                    ------- -------- ----------
Statement of Operations Data:
Net sales.......................................... $99,023 $150,429  $185,512
Gross profit.......................................  26,099   46,039    56,289
Operating income...................................  12,836   24,585    28,851
Interest expense, net..............................   4,011    3,602     4,067
Net earnings.......................................   5,295   12,590    14,870
Other Data:
EBITDA (4)......................................... $15,449 $ 28,403  $ 35,623
Capital expenditures............................... $ 6,850 $ 17,909  $ 18,322
Depreciation and amortization......................   2,613    3,818     6,772
Balance Sheet Data (at period end):
Total assets....................................... $73,689 $101,656  $199,359
Total long-term debt, less current maturities......  45,508   26,856    80,818
Stockholders' equity...............................  10,626   49,433    72,724

--------
(1) In August 1996, KTI purchased its Recoil business unit, which has been accounted for under the purchase method of accounting and, accordingly, the operating results of Recoil have been included in KTI's results of operations since mid-August 1996.
(2) In July 1998, KTI purchased its M & M business unit, which has been accounted for under the purchase method of accounting and, accordingly, the operating results of M & M have been included in KTI's results of operations since late-July 1998.
(3) In October 1998, KTI purchased its Marson business unit, which has been accounted for under the purchase method of accounting and, accordingly, the operating results of Marson have been included in KTI's results of operations since late-October 1998.
(4) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of income before income taxes plus interest expense (including amortization of debt issue costs), depreciation and amortization. EBITDA is considered to be an indicative measure of operating performance due to the significance of KTI's long-lived assets and because such data are considered useful by the investment community to better understand results, and can be used to measure KTI's ability to service debt, fund capital expenditures and expand its business. EBITDA is not a measure of financial performance under GAAP, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of KTI's operating performance or to cash flows as a measure of KTI's liquidity. Cash expenditures for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation. See consolidated financial statements of KTI and the related notes thereto and other financial information relating to KTI appearing elsewhere in this Prospectus.

                                 RISK FACTORS

   An investment in the exchange notes to be issued under or in conjunction with this Prospectus is subject to a number of risks. You should carefully consider each of the following factors and all of the other information set forth in this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

   If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, we may not be able to make principal and interest payments on the Notes, and you may lose all or part of your investment.

Risks Relating to our Company

   Our significant amounts of debt could limit our operational flexibility or otherwise affect our future.

   As of April 20, 1999, we had:

    .  total consolidated long-term debt of approximately $520 million.

   See "Capitalization" and "Use of Proceeds."

   Our business may not generate sufficient cash flow from operations in the future to service our debt and make necessary capital expenditures. If that is the case, we may seek additional financing, dispose of certain assets or try to refinance some or all of our debt. We may not be able to effect these alternatives on satisfactory terms or on a timely basis or at all.

   Our ability to pay principal of, and interest on, the Notes and our other debt obligations depend on our future performance, assessments of future performance by prospective financing sources and the performance of our business segments. To a certain extent, our performance is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If we have difficulty servicing our debt, we may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance our debt or seek equity capital. We might not be able to implement any of these strategies on satisfactory terms or on a timely basis, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

   The indenture governing the Notes limits our ability to undertake certain transactions. The indenture restricts our and certain of our subsidiaries' ability to:

    .  incur additional indebtedness;

    .  pay dividends on, redeem or repurchase our capital stock;

    .  make investments;

    . permit payment or dividend restrictions on certain of our subsidiaries;

    .  sell assets;

    .  create certain liens;

    .  engage in certain transactions with affiliates; and

    . consolidate or merge or sell all or substantially all our assets and the assets of our Restricted Subsidiaries.

   These covenants are subject to a number of important exceptions. See "Description of the Notes--Certain Covenants."

   In addition, we are and expect to remain a party to our new credit facility and may in the future be party to certain additional bank credit facilities. Our new credit facility contains, and any future credit agreements may contain, financial and other restrictive covenants that limit our ability to, among other things, borrow additional money, make payments on subordinated indebtedness, including the Notes, pay dividends, sell or acquire assets or engage in mergers. If we do not comply with these covenants, or covenants under our other debt instruments, or do not repay our debt on time, we would be in default under our debt agreements. Unless our lenders waived that default, the debt could become immediately payable and this could have a material adverse impact on us. See "Description of New Credit Facility." The indenture governing the Notes allows us to enter into new credit agreements or replace our existing credit agreements. Any new credit agreements may contain more or less restrictive covenants than those currently in place.

   Our level of debt and the limitations imposed on us by our existing or future debt agreements could have important consequences to you, including the following:

    . we will have to use a portion of our cash flow from operations for debt service, rather than for our operations;

    . we may not be able to obtain additional debt financing for future working capital, capital expenditures, acquisitions or other corporate purposes;

    . we could be more vulnerable to economic or industry downturns and less able to take advantage of significant business opportunities and react to changes in market or industry conditions;

    .  less leveraged competitors could have a competitive advantage; and

    . we might not be able to repurchase all of the Notes tendered to us if we undergo a change of control. See "Description of the Notes-- Change of Control."

   Industry cycles could impact our business.

   Our aerospace fasteners and aerospace distribution segments are in historically cyclical industries. These segments are sensitive to general economic conditions and have been adversely affected by past recessions. Conditions generally affecting the aerospace industry also influence performance of the aerospace fasteners and aerospace distribution segments, as well as KTI's aerospace operations. For example, from 1990 to 1994 aerospace-related industries experienced reduced demand for commercial aircraft, a more rapid decline in military spending and the postponement of overhaul and maintenance on existing aircraft. In past years, the aerospace industry has been adversely affected by a number of factors, including increased fuel and labor costs and intense price competition.

   Countries in the Asia/Pacific region have experienced a weakening in their currency, banking and equity markets. This financial crisis has adversely affected Asian commercial airlines and has led to reduced demand for commercial aircraft by Asian carriers and some carriers serving Asia. On December 1, 1998, Boeing announced that it would reduce production rates for some of its commercial airline programs based on updated assessments of the Asian economic crisis. Additional cancellations or delays in aircraft orders from Boeing and Airbus customers serving Asia would reduce demand for our products, and ultimately could adversely affect our consolidated results of operations. On a pro forma basis, our bookings for fiscal 1999 through February were slightly less than the comparable period for fiscal 1998.

   We have a few significant customers, the loss of which could have an adverse effect.

   The loss of any of our significant customers could result in a decrease in our net sales and have a material adverse effect on our business. Although no one customer accounted for more than 10% of our net sales in Fiscal 1998 or for the nine months ended March 28, 1999, the majority of our net sales come from customers providing parts or services to Boeing, including defense sales, and the Airbus consortium, and their subcontractors. Accordingly, we are dependent on the business of those manufacturers. In addition, KTI's direct sales to Boeing accounted for 20% of KTI's net sales for the year ended December 31, 1998.

   Our failure to successfully integrate KTI or integrate future acquisitions into our operations could adversely affect us.

   We believe we will realize substantial benefits from the successful integration of KTI. However, there can be no assurance that we will be able to maintain or increase the profitability of KTI or that KTI will be successfully integrated into our operations.

   We continually evaluate potential acquisitions and intend to actively pursue acquisition opportunities, some of which could be material. We may finance future acquisitions with internally generated funds, bank borrowings, issuances of equity or debt securities, or a combination of the foregoing. There can be no assurance that we will be able to make acquisitions on terms favorable to us. If we complete acquisitions, we will encounter various associated risks. These risks include the possible inability to integrate an acquired business into our operations, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on our operations and financial performance.

   Our business is very competitive and increased competition could adversely affect us.

   The markets for our products and services are extremely competitive, and we face competition from a number of sources in most of our product lines. Some of our competitors have financial and other resources greater than ours and are also well established as suppliers to the markets that we serve. Quality, performance, service and price are generally the prime competitive factors. Our markets could attract additional competitors in the future.

   We have incurred operating losses in our technologies business.

   We own a technology products unit ("Technologies") which designs, manufactures and markets high performance production equipment and systems required for the manufacture of semiconductor chips and recordable compact discs. For fiscal years 1996, 1997 and 1998 and the first nine months of fiscal 1999, this unit had operating losses of approximately $1.5 million, $3.6 million, $48.7 million and $25.0 million, respectively. With the downturn in the Asian markets, we have experienced delivery deferrals, order cancellations, reduction in backlog, lower margins, staff reductions and increased price competition. Technologies also faces a continuing need for product development.

   In February 1998, we responded to these problems by adopting a formal plan to enhance the opportunities for disposing of this business, while improving its ability to operate more efficiently. The plan for Technologies includes:

  .reduction in production capacity and headcount;

  .pursuit of potential vertical and horizontal integration with peers and competitors; and

  .discontinued operations accounting treatment; or

  .a partial or complete shutdown

   The after-tax operating loss from Technologies exceeded the June 1998 estimate recorded for expected losses by $9.2 million through March 1999. An additional after-tax charge of $19.7 million was recorded in the nine months ended March 28, 1999, based on a current estimate of the remaining losses in connection with the disposition of Technologies. While the Company believes that $19.7 million is a reasonable charge for the remaining losses to be incurred from Technologies, there can be no assurance that this estimate is adequate.

   During the third quarter of fiscal 1999, the Semiconductor Equipment Group of Technologies ceased all manufacturing activities, began to dispose of its production machinery and existing inventory, informed customers and business partners that it has discontinued operations, significantly reduced its workforce and stepped up the level of discussions and negotiations with other companies regarding the sale of its remaining assets. Technologies is also exploring several alternative transactions with potential successors to the business of its Optical Disc Equipment Group, but has made no definitive arrangement for its disposition.

   In May 1999, Technologies sold to Apex certain photoresist equipment and licensed certain related technology in Korea and Taiwan in exchange for shares of Apex stock publicly traded in Korea then worth $5.0 million and certain future considerations.

   In June 1999, Technologies sold to Suss Microtech AG certain equipment and intellectual property of its semiconductor business in exchange for cash of approximately $8.0 million, royalties based on future sales and 350,000 shares of Suss stock publicly traded on a German stock exchange, then worth 3.5 million Euros.

   Mr. Steiner controls Fairchild and his interests may be different from Fairchild's other stockholders.

   Jeffrey J. Steiner, our Chairman of the Board and Chief Executive Officer, through his control of 2,563,996 shares of the Class B common stock and 3,379,488 shares of the Class A common stock, has approximately 64% of the combined voting power of both classes of common stock. This voting power enables him to elect a majority of the directors of Fairchild and to determine the outcome of any other matter submitted to stockholders for approval except for matters requiring approval of holders of both classes voting separately. The ten-to-one voting rights of the Class B common stock may make Fairchild less attractive as the potential target of a hostile tender offer or other proposal to acquire or merge with Fairchild, even if such actions would be in the best interests of the holders of our Class A common stock. The Class B common stock is convertible into Class A common stock on a share-for-share basis and is subject to certain restrictions on transferability.

 Failure to complete a proposed spin-off could have an adverse effect on our business.

   In order to focus our operations on the fastener industry, we have been considering for some time spinning off to our stockholders all or a substantial part of our non-fastener operations. If the spin-off does not occur, we may be required to maintain diverse businesses which complicate our financial reporting and divert resources and management focus. We are still in the process of deciding the exact composition of the assets and liabilities to be included in the spin-off, but those assets are likely to include some real estate interests. Our real estate interests are held in unrestricted subsidiaries pursuant to the terms of the Indenture relating to the Notes. There is no assurance that we will be able to obtain the necessary consents or waivers from lending, government or third party authorities. In addition, we may postpone the spin-off, and we can make no assurance as to the timing of the spin-off or if it will occur.

 We may retain some liabilities if the spin-off occurs.

   If the spin-off does occur, the new entity may indemnify us for liabilities related to the assets distributed in the spin-off. In the event of insolvency, we may have to satisfy such liabilities.

 The spin-off could have unfavorable tax consequences to us and our stockholders.

   Depending on the ultimate structure and timing of the spin-off, it may be a taxable transaction to stockholders of Fairchild and could result in a material tax liability to us and our stockholders. The amount of the tax liabilities to us and our stockholders is uncertain. If the tax liability is material to us, we may elect not to consummate the spin-off. Because circumstances may change and provisions of the Internal Revenue Code of 1986, as amended, may be further amended from time to time, we may restructure or delay the timing of the spin-off to minimize the tax consequences to us and our stockholders, or elect not to consummate the spin-off.

 Customer work stoppages could adversely affect us.

   Both Boeing and Airbus are served by organized labor, which in certain instances has resorted to work stoppages to achieve its goals. Work stoppages at Boeing and/or Airbus could have a major impact on the performance of both such companies and on us. In addition, any production line stoppages caused by either the

FAA or any foreign regulatory authority revoking or investigating the type certification of either Boeing or Airbus aircraft could have a similar impact on us.

 Changes in government regulation or customer qualifications could adversely affect us.

   The FAA prescribes standards and licensing requirements for aircraft components and effectively regulates component repair stations worldwide. Comparable agencies also regulate these matters in other countries. If we do not have required FAA authority for one of our products or services or lose such authority previously granted, the sale of that product or service may be prohibited by law until such authority is obtained or reinstated. We believe that we are currently in material compliance with FAA requirements existing on the date of this prospectus. However, changes in FAA regulations could be adopted that, if extensive, could adversely affect our results of operations. In addition, customers also impose various certification requirements on aerospace manufacturers such as us to have facilities and products which meet certain standards and specifications. If we were to fail to meet such certification requirements or lose our certified status with one or more customers, and fail to have such status reinstated, it could adversely affect the results of our operations.

   The Fastener Quality Act of 1991 regulates the manufacture and distribution of certain high grade industrial fasteners in the United States and imposes testing, certification and record keeping requirements on manufacturers and distributors of these fasteners. As a result of the Fastener Quality Act, we and other distributors of certain types of fasteners will be required to maintain records and product tracking systems. We have implemented tracking and traceability systems that comply with the regulations. Although compliance with the Fastener Quality Act has not materially increased expenses for us, it is possible that future regulations could result in materially increased costs for us. The Fastener Quality Act is currently scheduled to become effective on June 30, 1999.

  Future events and future results may differ materially from what we expect.

   We have made forward-looking statements (as that term is defined in Section 27A of the Securities Act and in Section 20A of the Exchange Act) in this prospectus (and in documents that are incorporated by reference in this prospectus) that are subject to risks and uncertainties. These statements are based on our management's current beliefs. Forward-looking statements include the information set forth under "Summary," "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Risk Factors" and "Unaudited Pro Forma Financial Statements", as well as statements elsewhere in this document that are preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. By way of example, forward-looking statements include predictions of cost savings or other benefits expected to be realized from the Banner merger and the KTI acquisition. Forward-looking statements are not guaranties of performance. By their nature, they involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this prospectus, and we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus, even if new information, future events or other circumstances have made such statements incorrect or misleading. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

  We could be adversely affected if year 2000 problems are significant.

   As the end of the century nears, there is a widespread concern that many existing computer programs that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not corrected, many computer applications could fail, create erroneous results, or cause unanticipated systems failures, among other problems.

   We expect to complete testing of our most critical information technology and related systems by June 30, 1999, and anticipate that we will complete our Year 2000 preparations by October 31, 1999. Most of KTI's significant manufacturing facilities have already been converted to new software systems which we believe are Year 2000 compliant. We expect that all other critical systems at KTI will be compliant by July 1999 and fully tested by September 1999. We could be subject to liability to customers and other third parties if our systems are not Year 2000 compliant, resulting in possible legal actions for breach of contract, breach or warranty, misrepresentation, unlawful trade practices and other harm.

   In addition, we are continually attempting to assess the level of Year 2000 preparedness of our key suppliers, distributors, customers and service providers. To this end, we have sent, and will continue to send, letters, questionnaires and surveys to our significant business partners inquiring about their Year 2000 efforts. If a significant business partner of ours fails to be Year 2000 compliant, we could suffer a material loss of business or incur material expenses.

   For a more complete discussion of the issues relating to the Year 2000, see "Management's Discussion and Analysis of Results of Operations and Financial Condition--Year 2000."

Risks relating to the notes and the subsidiary guarantees

 We must rely on cash from our subsidiaries to make debt payments.

   Most of our operations are conducted by our subsidiaries, which own a significant portion of our consolidated assets. Consequently, our operating cash flow and our ability to service our indebtedness, including the notes, depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of loans, dividends or otherwise. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to the notes other than through the subsidiary guarantees or to make any funds available for that purpose, whether by dividends, interest, loans, advances or other payments. In addition, their ability to pay dividends and make loans, advances and other payments to us depends on any statutory or contractual restrictions, which may include requirements to maintain minimum levels of working capital and other assets.

   The notes are effectively junior to all liabilities of our subsidiaries that are not subsidiary guarantors, including indemnities issued by subsidiaries in connection with dispositions they have made. In the event of a bankruptcy, liquidation or dissolution of such a subsidiary and following payment of these liabilities, the subsidiary may not have sufficient assets remaining to make payments to us. As of March 28, 1999, on a pro forma basis after giving effect to the Transactions, the aggregate outstanding liabilities of our subsidiaries, including trade payables, that will not be subsidiary guarantors would have been approximately $267.5 million, including $225.0 million of outstanding liabilities as guarantors under our new credit facility. The indenture governing the notes permits us and our subsidiaries to incur additional indebtedness, including secured indebtedness under certain circumstances. See "Description of the Notes--Certain Covenants--Limitation on Indebtedness."

 Your right to receive payment on the notes is junior to all of our senior indebtedness and possibly all of our future borrowings. The subsidiary guarantees of the notes are junior to all of the senior indebtedness and possibly all of the future borrowings of the subsidiary guarantors.

   The notes and the subsidiary guarantees are unsecured and subordinated to the prior right of payment of all of our and the subsidiary guarantors' existing and future senior debt, other than trade payables, including obligations under the new credit facility. Our indebtedness under our new credit facility will become due prior to the time the principal obligations under the notes become due. Subject to certain limitations, the indenture relating to the notes permits us to incur and secure additional senior debt. See "Description of the notes--Certain Covenants--Limitation on Indebtedness." As a result of the subordination provisions of the notes and the subsidiary guarantees, in the event of a liquidation or insolvency, our and the subsidiary guarantors' assets are available to pay obligations on the notes only after all of our and the subsidiary guarantors' senior debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. Claims in respect of the notes are effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries that are not subsidiary guarantors. At March 28, 1999, on a pro forma basis after giving effect to the Transactions, the aggregate outstanding principal amount of all our (excluding our subsidiaries) senior indebtedness would have been approximately $225.0 million. Our subsidiaries which are guarantors, would have had approximately $244.0 million of senior indebtedness, including $225.0 million of outstanding liabilities as guarantors under our new credit facility. Our subsidiaries which are not guarantors would have had approximately $267.5 million of senior indebtedness and other liabilities, including $225.0 million of outstanding liabilities as guarantors under our new credit facility. Certain events of default under our senior indebtedness prohibit us from making any payments on the notes. See "Description of New Credit Facility" and "Description of the Notes."

 We may not be able to purchase notes upon a change of control.

   Upon certain change of control events, each holder of notes may require us to purchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Our ability to purchase the notes upon a change of control event will be limited by the terms of our debt agreements. Upon a change of control event, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under our new credit facility. We cannot assure you that we would be able to repay amounts outstanding under our new credit facility or obtain necessary consents under such facility to purchase the notes. Any requirement to offer to purchase any outstanding notes may result in us having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance such indebtedness, such financing may be on terms unfavorable to us. The term "change of control" is defined in the "Description of the Notes--Change of Control" section of this prospectus.

 The trading price of the notes may be volatile.

   The trading price of the notes could be subject to significant fluctuation in response to, among other factors, variations in operating results, developments in the industries in which we do business, general economic conditions and changes in ratings of and securities analysts' recommendations regarding our securities. Such volatility may adversely affect the market price of the notes.

 The holders of a majority of the notes have the right to waive defaults under and otherwise modify the indenture.

   Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the notes then outstanding have the right to:

    .  waive certain existing defaults or events of default;

    . waive compliance with certain provisions of the Indenture or the notes;

    .  modify or supplement the Indenture; and

    . direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the indenture.

   These provisions of the Indenture could allow actions affecting the notes to be taken without the approval of all of the holders of the notes and thus may have an adverse effect on the holders of the notes who do not approve of such actions. See "Description of the Notes--Events of Default and Remedies" and""--Amendments and Waivers."

 Federal and state statutes allow courts, under specific circumstances, to void subsidiary guarantees, subordinate claims in respect of the notes and require noteholders to return payments received from subsidiary guarantors.

   Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a subsidiary guarantee could be voided, or claims in respect of the notes or a subsidiary guarantee could be subordinated to all of our other debts or all other debts of a subsidiary guarantor if, among other things, we or the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its subsidiary guarantee, received less than reasonably equivalent value or fair consideration for the issuance of such subsidiary guarantee, and we or the subsidiary guarantor was insolvent or rendered insolvent by reason of such incurrence, or we or the subsidiary guarantor were engaged in a business or transaction for which our or the subsidiary guarantor's remaining assets constituted unreasonably small capital, or we or the subsidiary guarantor intended to incur or believed that we or it would incur, debts beyond our or its ability to pay such debts as they mature. In addition, any payment by us or that subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to us or the subsidiary guarantor, or to a fund for the benefit of our creditors or the creditors of the subsidiary guarantor.

   The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a subsidiary guarantor would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets, or if the fair saleable value of its assets were less than the amount that would have been required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or it could not pay its debts as they become due.

   On the basis of historical financial information, recent operating history and other factors, we believe that we and each subsidiary guarantor, after giving effect to its guarantee of these notes, was not insolvent, did not have unreasonably small capital for the business in which it is engaged and had not incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

 There is currently no trading market for the exchange notes.

   The exchange notes will be new securities for which there is currently no public market. We do not intend to list the exchange notes on any national securities exchange or quotation system. Accordingly, no market may develop for the exchange notes, and if a market does develop, it may have limited or no liquidity. As outstanding notes are tendered and accepted in the exchange offer, the aggregate principal amount of outstanding notes will decrease, which will decrease their liquidity.

 Failure to exchange your outstanding notes will leave them subject to transfer restrictions.

   If you do not exchange your outstanding notes for exchange notes, you will continue to be subject to the restrictions on transfer of your outstanding notes set forth in their legend because the outstanding notes were issued pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In general, outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We currently do not anticipate registering the outstanding notes under the Securities Act.

 The exchange notes may be subject to "blue sky" restrictions on resales.

   In order to comply with the securities laws of certain jurisdictions, the exchange notes may not be offered or resold by any holder unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualifications is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the exchange notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

                      WHERE YOU CAN FIND MORE INFORMATION

   As required by law, Fairchild files reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these materials at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. For further information concerning the Commission's public reference rooms, you may call the Commission at 1-800-SEC- 0330. Some of this information may also be accessed on the World Wide Web through the Commission's Internet address at "http://www.sec.gov." Fairchild's Class A common stock is listed on the New York Stock Exchange, and materials may also be inspected at the New York Stock Exchange's offices, 20 Broad Street, New York, New York 10005. Fairchild's Class A common stock is also listed on the Pacific Stock Exchange and may be inspected at the Pacific Stock Exchange's offices, 301 Pine Street, San Francisco, California, 94104. We will also provide you, without charge, a copy of any or all of the information that is incorporated by reference in this prospectus. Requests for copies should be directed to The Fairchild Corporation, 45025 Aviation Drive, Suite 400, Dulles, Virginia 20166, telephone: 703-478-5800.

                                USE OF PROCEEDS

   The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

   The net proceeds from the sale of the outstanding notes was approximately $218.9 million. We used the net proceeds from the sale of the outstanding notes, together with proceeds from our new credit facility, and other cash available to us to:

  .  consummate the acquisition of KTI,

  .  pay for a covenant not to compete from KTI's major selling shareholder,

  .  repay existing indebtedness, and

  . pay fees and expenses related to the acquisition of KTI and the repayment of existing indebtedness.

                                CAPITALIZATION

   The following table sets forth our cash position and capitalization as of March 28, 1999, on a historical basis and a pro forma basis giving effect to the Transactions. This table should be read in conjunction with our consolidated financial statements, the pro forma financial statements and the related notes thereto and the other financial information included elsewhere in this prospectus.

                                                          As of March 28, 1999
                                                          ---------------------
                                                           Actual  Pro Forma(1)
                                                          -------- ------------
                                                             (in thousands)
Cash and short-term investments.......................... $171,123   $  8,666
                                                          ========   ========
Total debt (including current maturities):
Short-term debt.......................................... $ 22,570   $ 25,068
Existing credit facilities ..............................  231,950         --
New Credit Facility......................................      --     225,000
10 3/4% Senior subordinated notes........................      --     225,000
Other debt...............................................    6,975     15,162
                                                          --------   --------
Total debt............................................... $261,495   $490,230
                                                          --------   --------
Stockholders' equity:
Class A common stock, $.10 par value; 40,000 shares
 authorized; 26,747 (actual) and 29,729 pro forma shares
 issued and 19,257 (actual) and 22,239 pro forma shares
 outstanding.............................................    2,674      2,972
Class B common stock, $.10 par value; 20,000 shares
 authorized; 2,622 shares issued and outstanding.........      262        262
Paid-in capital..........................................  195,679    241,407
Retained earnings........................................  294,911    277,204
Cumulative other comprehensive income (loss).............    2,179     (2,119)
Treasury stock, at cost, 7,490 shares of Class A common
 stock................................................... (74,010)    (74,010)
                                                          --------   --------
Total stockholders' equity...............................  421,695    445,716
                                                          --------   --------
Total capitalization..................................... $683,190   $935,946
                                                          ========   ========

--------
(1) Gives effect to: (a) the offering and borrowings of $225.0 million under our new credit facility, (b) the use of the proceeds from the offering of the outstanding notes, borrowings under our new credit facility and other available cash to consummate the Transactions, and (c) the issuance of 2,982 shares of our Class A common stock in the Banner merger.

                           THE FAIRCHILD CORPORATION
             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

   The following unaudited pro forma consolidated financial statements are based on our historical financial statements and the historical financial statements of KTI, in addition to those of certain other entities KTI or we acquired in the respective periods presented. The following sets forth our unaudited pro forma statements of earnings for fiscal 1998, the nine months ended March 28, 1999 and the twelve months ended March 28, 1999. The unaudited pro forma statements of earnings give effect to each of the Transactions as if such Transactions occurred on July 1, 1997, July 1, 1998 and March 30, 1998. The unaudited pro forma balance sheet as of March 28, 1999 gives effect to each of the Transactions as if they had occurred on such date. The pro forma financial statements are presented for informational purposes only and are not intended to be indicative of either future results of operations or results that might have been achieved had the Transactions actually occurred on the dates specified. The summary unaudited consolidated pro forma financial statements are qualified by and should be read in conjunction with, the consolidated financial statements of each of KTI and ourselves, including the related notes thereto, in each case included elsewhere in this Prospectus.

                           THE FAIRCHILD CORPORATION

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                For The Last Twelve Months Ended March 28, 1999
                     (In thousands, except per share data)

                           Fairchild       KTI            KTI                      Fairchild
                          Adjusted (a) Adjusted (b) Acquisition (i) Refinancing    Pro Forma
                          ------------ ------------ --------------- ------------   ---------
Net sales...............    $545,397     $214,575       $    --       $     --     $759,972
Costs and expenses:
 Cost of sales..........     406,054      150,992        (1,000)(d)         --      556,046
 Selling, general &
  administrative........     101,540       31,559            --             --      133,099
 Amortization of
  goodwill and
  intangibles...........       5,627        1,561         6,996 (c)         --       14,184
                            --------     --------       -------       --------     --------
                             513,221      184,112         5,996             --      703,329
 Operating income.......      32,176       30,463        (5,996)            --       56,643
Net interest expense....     (27,144)      (7,430)           --        (14,871)(e)  (49,445)
Investment income, net..      39,294           --            --        (36,882)(f)    2,412
                            --------     --------       -------       --------     --------
Earnings (loss) before
 taxes..................      44,326       23,033        (5,996)       (51,753)       9,610
Income tax (provision)
 benefit................     (13,456)      (9,510)          630 (g)     19,589 (g)   (2,747)
Equity in earnings of
 affiliates.............       3,147           --            --             --        3,147
Minority Interest.......          24           --            --             --           24
                            --------     --------       -------       --------     --------
Earnings (loss) from
 continuing operations..    $ 34,041     $ 13,523       $(5,366)      $(32,164)    $ 10,034
                            ========     ========       =======       ========     ========
Depreciation &
 amortization...........    $ 21,776     $  9,942       $ 6,996       $     --     $ 38,714
EBITDA(h)...............      53,952       40,405         1,000             --       95,357
Earnings per share from
 continuing operations:
 Basic..................    $   1.35                                               $   0.40
 Diluted................        1.30                                                   0.38
Weighted average shares
 outstanding:
 Basic..................      25,129                                                 25,129
 Diluted................      26,215                                                 26,215

                           THE FAIRCHILD CORPORATION

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                    For The Nine Months Ended March 28, 1999
                     (In thousands, except per share data)

                           Fairchild       KTI            KTI                      Fairchild
                          Adjusted (a) Adjusted (b) Acquisition (i) Refinancing    Pro Forma
                          ------------ ------------ --------------- -----------    ---------
Net sales...............    $417,753     $155,121       $    --      $     --      $572,874
Costs and expenses:
 Cost of sales..........     314,782      110,153          (750)(d)        --       424,185
 Selling, general &
  administrative........      76,277       23,454            --            --        99,731
 Amortization of
  goodwill and
  intangibles...........       4,253        1,155         5,247            --        10,655
                            --------     --------       -------      --------      --------
                             395,312      134,762         4,497            --       534,571
                            --------     --------       -------      --------      --------
 Operating income.......      22,441       20,359        (4,497)           --        38,303
Net interest expense....     (20,955)      (5,670)           --        (9,887)(e)   (36,512)
Investment income, net..      37,710           --            --       (35,407)(f)     2,303
                            --------     --------       -------      --------      --------
Earnings (loss) before
 taxes..................      39,196       14,689        (4,497)      (45,294)        4,094
Income tax (provision)
 benefit................     (14,163)      (6,025)          228 (g)    17,269 (g)    (2,691)
Equity in earnings of
 affiliates.............       1,821           --            --            --         1,821
Minority interest.......          24           --            --            --            24
                            --------     --------       -------      --------      --------
Earnings (loss) from
 continuing operations..    $ 26,878     $  8,664       $(4,269)     $(28,025)     $  3,248
                            ========     ========       =======      ========      ========
Depreciation &
 amortization...........    $ 17,419     $  7,713       $ 5,247      $     --      $ 30,379
EBITDA(h)...............      39,860       28,072           750            --        68,682
Earnings per share from
 continuing operations:
 Basic..................    $   1.07                                               $   0.13
 Diluted................        1.01                                                   0.12
Weighted average shares
 outstanding:
 Basic..................      25,111                                                 25,111
 Diluted................      26,490                                                 26,490

                           THE FAIRCHILD CORPORATION

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                   For The Twelve Months Ended June 30, 1998
                     (In thousands, except per share data)

                           Fairchild       KTI            KTI                      Fairchild
                          Adjusted (a) Adjusted (b) Acquisition (i) Refinancing    Pro Forma
                          ------------ ------------ --------------- -----------    ---------
Net sales...............    $556,652     $227,985       $    --      $     --      $784,637
Costs and expenses:
 Cost of sales..........     420,778      157,448        (1,000)(d)        --       577,226
 Selling, general &
  administrative........      96,805       31,300            --            --       128,105
 Amortization of
  goodwill and
  intangibles...........       5,698        1,632         6,996            --        14,326
                            --------     --------       -------      --------      --------
                             523,281      190,380         5,996            --       719,657
                            --------     --------       -------      --------      --------
 Operating income.......      33,371       37,605        (5,996)           --        64,980
Net interest expense....     (32,394)      (6,857)           --        (8,595)(e)   (47,846)
Investment loss, net....      (3,362)          --            --        (1,475)(f)    (4,837)
                            --------     --------       -------      --------      --------
Earnings (loss) before
 taxes..................     (2,385)       30,748        (5,996)      (10,070)       12,297
Income tax (provision)
 benefit................       2,406      (12,703)          630 (g)     3,524 (g)    (6,143)
Equity in earnings of
 affiliates.............       3,956           --            --            --         3,956
                            --------     --------       -------      --------      --------
Earnings (loss) from
 continuing operations..    $  3,977     $ 18,045       $(5,366)     $ (6,546)     $ 10,110
                            ========     ========       =======      ========      ========
Depreciation &
 amortization...........    $ 19,906     $  8,078       $ 6,996      $     --      $ 34,980
EBITDA(h)...............      53,277       45,683         1,000            --        99,960
Earnings per share from
 continuing operations:
 Basic..................    $   0.18                                               $   0.45
 Diluted................    $   0.16                                               $   0.42
Weighted average shares
 outstanding:
 Basic..................      22,531                                                 22,531
 Diluted................      24,239                                                 24,239

                           THE FAIRCHILD CORPORATION

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 March 28, 1999
                                 (In thousands)

                                      Banner
                          Fairchild   Merger   Fairchild        KTI             KTI                       Fairchild
                          Historical    (a)    Adjusted    Historical (b) Acquisition (c)  Refinancing    Pro Forma
                          ----------  ------   ---------   -------------- ---------------  -----------    ----------
Cash....................  $  167,346  $(1,101) $  166,245     $  3,351       $(278,024)(d)  $ 113,163 (e) $    4,735
Short-term investments..       3,777      --        3,777          154              --             --          3,931
Accounts receivable,
 less allowances........     101,731      --      101,731       28,867              --             --        130,598
Inventory...............     166,973      --      166,973       50,693              --             --        217,666
Prepaid and other
 current assets.........      48,267      --       48,267        4,263              --             --         52,530
                          ----------  -------  ----------     --------       ---------      ---------     ----------
 Total current assets...     488,094   (1,101)    486,993       87,328        (278,024)       113,163        409,460
Net fixed assets........     122,876      --      122,876       61,863              --             --        184,739
Net assets held for
 sale...................      20,625      --       20,625           --              --             --         20,625
Goodwill ...............     167,164   17,384     184,548       47,473         167,852 (c)         --        399,873
Investment in
 affiliates.............      29,209      --       29,209           --              --             --         29,209
Prepaid pension assets..      62,597      --       62,597           --              --             --         62,597
Deferred loan costs.....       6,377      --        6,377          357              --          4,329 (f)     11,063
Long-term investments...      42,441      --       42,441           --         (20,187)(g)         --         22,254
Other assets............      75,448      --       75,448          472          28,000 (c)         --        103,920
                          ----------  -------  ----------     --------       ---------      ---------     ----------
 Total assets...........  $1,014,831  $16,283  $1,031,114     $197,493       $(102,359)     $ 117,492     $1,243,740
                          ==========  =======  ==========     ========       =========      =========     ==========
Bank notes payable &
 current maturities of
 debt...................  $   34,020  $   --   $   34,020     $ 23,198       $      --      $ (32,150)(h) $   25,068
Accounts payable........      31,942      --       31,942        6,790              --             --         38,732
Net current liabilities
 of discontinued
 operations.............       7,985      --        7,985                                                      7,985
Other accrued expenses..      86,918      --       86,918        8,053          (9,492)(i)     (4,031)(j)     81,448
                          ----------  -------  ----------     --------       ---------      ---------     ----------
 Total current
  liabilities...........     160,865      --      160,865       38,041          (9,492)       (36,181)       153,233
Long-term debt, less
 current maturities.....     227,475      --      227,475       79,637              --        158,050 (h)    465,162
Other long-term
 liabilities............      26,303      --       26,303           --              --             --         26,303
Retiree health care
 liabilities............      43,356      --       43,356           --              --             --         43,356
Noncurrent income
 taxes..................     104,635      --      104,635        4,576              --             --        109,211
Minority interest in
 subsidiaries...........      30,502  (29,743)        759           --              --             --            759
                          ----------  -------  ----------     --------       ---------      ---------     ----------
 Total liabilities......     593,136  (29,743)    563,393      122,254          (9,492)       121,869        798,024
Class A common stock....       2,674      298       2,972           --              --             --          2,972
Class B common stock....         262      --          262           --              --             --            262
Paid-in capital.........     195,679   45,728     241,407           --              --             --        241,407
Retained earnings.......     294,911      --      294,911       75,239         (88,569)(k)     (4,377)(l)    277,204
Cumulative other
 comprehensive income...       2,179      --        2,179           --          (4,298)(g)         --         (2,119)
Treasury stock, at
 cost...................     (74,100)     --      (74,010)          --              --             --        (74,010)
                          ----------  -------  ----------     --------       ---------      ---------     ----------
 Total stockholders'
  equity................     421,695   46,026     467,721       75,239         (92,867)        (4,377)       445,716
                          ----------  -------  ----------     --------       ---------      ---------     ----------
Total liabilities &
 stockholders equity....  $1,014,831  $16,283  $1,031,114     $197,493       $(102,359)     $ 117,492     $1,243,740
                          ==========  =======  ==========     ========       =========      =========     ==========

NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF EARNINGS

(a) The following three tables set forth the derivation of the "Fairchild Adjusted" unaudited pro forma results, representing the impact of the Banner Merger (completed in April 1999), Special-T Acquisition (effective January 1998), Solair Divestiture (completed in December 1998), and the Hardware Group Divestiture (completed January 13, 1998), as if these transactions had occurred at the beginning of each period presented:

                For The Last Twelve Months Ended March 28, 1999
                     (In thousands, except per share data)

                                          Hardware        Solair         Banner
                          Fairchild         Group       Divestiture      Merger       Fairchild
                          Historical     Divestiture       (/1/)         (/2/)        Adjusted
                          ----------     -----------    -----------      ------       ---------
Net sales...............   $620,106         $ --         $(74,709)       $   --       $545,397
Costs and expenses:
  Cost of sales.........    484,917           --          (78,863)           --        406,054
  Selling, general &
   administrative.......    115,880           --          (14,340)           --        101,540
  Amortization of
   goodwill.............      5,292           --             (100)          435 (/3/)    5,627
                           --------         ----         --------        ------       --------
                            606,089           --          (93,303)          435        513,221
  Operating income......     14,017           --           18,594          (435)        32,176
Net interest expense....    (27,144)          --               --            --        (27,144)
Investment income, net..     39,294           --               --            --         39,294
Nonrecurring income on
 disposition of
 subsidiaries...........         37          (37)(/4/)         --            --             --
                           --------         ----         --------        ------       --------
Earnings (loss) before
 taxes..................     26,204          (37)          18,594          (435)        44,326
Income tax (provision)
 benefit................     (6,622)          13           (6,847)           --        (13,456)
Equity in earnings of
 affiliates.............      3,147           --               --            --          3,147
Minority interest.......     (4,626)           8 (/5/)     (1,762)(/5/)   6,404 (/5/)       24
                           --------         ----         --------        ------       --------
Earnings (loss) from
 continuing operations..   $ 18,103         $(16)        $  9,985        $5,969       $ 34,041
                           ========         ====         ========        ======       ========
Depreciation &
 amortization...........   $ 21,807(/9/)    $ --         $   (466)       $  435       $ 21,776
EBITDA(h)...............     35,824           --           18,128            --         53,952
Earnings per share from
 continuing operations:
  Basic.................   $   0.82                                                   $   1.35
  Diluted...............       0.81                                                       1.30
Weighted average shares
 outstanding:
  Basic.................     22,147                                       2,982         25,129
  Diluted...............     22,360                                       3,855         26,215

                    For The Nine Months Ended March 28, 1999
                     (In thousands, except per share data)

                          Fairchild           Solair          Banner        Fairchild
                          Historical     Divestiture(/1/)   Merger(/2/)     Adjusted
                          ----------     ----------------   -----------     ---------
Net sales...............   $446,072          $(28,319)        $   --        $417,753
Costs and expenses:
  Cost of sales.........    356,448           (41,666)            --         314,782
  Selling, general &
   administrative.......     82,022            (5,745)            --          76,277
  Amortization of
   goodwill.............      4,002               (75)           326 (/3/)     4,253
                           --------          --------         ------        --------
                            442,272           (47,486)           326         395,312
                           --------          --------         ------        --------
  Operating income
   (loss)...............      3,600            19,167           (326)         22,441
Net interest expense....    (20,955)               --             --         (20,955)
Investment income, net..     37,710                --             --          37,710
                           --------          --------         ------        --------
Earnings (loss) before
 taxes..................     20,355            19,167           (326)         39,196
Income tax (provision)
 benefit................     (7,316)           (6,847)            --         (14,163)
Equity in earnings of
 affiliates.............      1,821                --             --           1,821
Minority interest.......     (2,114)           (2,580)(/5/)    4,718 (/5/)        24
                           --------          --------         ------        --------
Earnings (loss) from
 continuing operations..   $ 12,746          $  9,740         $4,392        $ 26,878
                           ========          ========         ======        ========
Depreciation &
 amortization...........   $ 17,371(/9/)     $   (278)        $  326        $ 17,419
EBITDA(h)...............     20,971            18,889             --          39,860
Earnings (loss) per
 share from continuing
 operations:
  Basic.................   $   0.58                                         $   1.07
  Diluted...............       0.57                                             1.01
Weighted average shares
 outstanding:
  Basic.................     22,129                            2,982          25,111
  Diluted...............     22,552                            3,855          26,490

                   For The Twelve Months Ended June 30, 1998
                     (In thousands, except per share data)

                                                                              Hardware
                    Fairchild           Special-T          Solair               Group            Banner          Air Rights
                    Historical      Acquisition (/7/) Divestiture (/1/)   Divestiture (/6/)   Merger (/2/)    Liquidation(/8/)
                    ----------      ----------------- -----------------   -----------------   ------------    ----------------
Net sales.........   $741,176            $15,317          $(78,939)           $(120,902)         $   --           $    --

Costs and
 expenses:
  Cost of sales...    554,670              5,943           (63,645)             (76,190)             --                --
  Selling, general
   &
   administrative..   135,594              5,399           (14,973)             (33,610)             --             4,395
  Amortization of
   goodwill.......      5,469                269              (100)                (375)            435 (/3/)          --
                     --------            -------          --------            ---------          ------           -------
                      695,733             11,611           (78,718)            (110,175)            435             4,395
                     --------            -------          --------            ---------          ------           -------

  Operating
   income.........     45,443              3,706              (221)             (10,727)           (435)           (4,395)

Net interest
 expense..........    (42,715)              (937)               --               11,258              --                --
Investment loss,
 net..............     (3,362)                --                --                   --              --                --
Nonrecurring
 income on
 disposition of
 subsidiary ......    124,028                 --                --             (124,028)(/4/)        --                --
                     --------            -------          --------            ---------          ------           -------

Earnings before
 taxes............    123,394              2,769              (221)            (123,497)           (435)           (4,395)
Income tax
 (provision)
 benefit..........    (48,659)            (1,290)              163               50,654              --             1,538
Equity in earnings
 of affiliates....      3,956                 --                --                   --              --                --
Minority
 interest.........    (26,292)                --                10 (/5/)         24,038 (/5/)     2,244 (/5/)          --
                     --------            -------          --------            ---------          ------           -------

Earnings (loss)
 from continuing
 operations.......   $ 52,399            $ 1,479          $    (48)           $ (48,805)         $1,809           $(2,857)
                     ========            =======          ========            =========          ======           =======

Depreciation &
 amortization.....   $ 20,873 (/9/)      $   377          $   (534)           $  (1,245)         $  435           $    --
EBITDA(h).........     66,316              4,083              (755)             (11,972)             --            (4,395)

Earnings per share
 from continuing
 operations:
  Basic...........   $   2.78
  Diluted.........       2.66

Weighted average
 shares
 outstanding:
  Basic...........     18,834                715                                                  2,982
  Diluted.........     19,669                715                                                  3,855


                     Fairchild
                      Adjusted
                    ----------
Net sales.........  $556,652

Costs and
 expenses:
  Cost of sales...   420,778
  Selling, general
   &
   administrative..   96,805
  Amortization of
   goodwill.......     5,698
                    ----------
                     523,281
                    ----------

  Operating
   income.........    33,371

Net interest
 expense..........   (32,394)
Investment loss,
 net..............    (3,362)
Nonrecurring
 income on
 disposition of
 subsidiary ......        --
                    ----------

Earnings before
 taxes............    (2,385)
Income tax
 (provision)
 benefit..........     2,406
Equity in earnings
 of affiliates....     3,956
Minority
 interest.........        --
                    ----------

Earnings (loss)
 from continuing
 operations.......  $  3,977
                    ==========

Depreciation &
 amortization.....  $ 19,906
EBITDA(h).........    53,277

Earnings per share
 from continuing
 operations:
  Basic...........  $   0.18
  Diluted.........      0.16

Weighted average
 shares
 outstanding:
  Basic...........    22,531
  Diluted.........    24,239

(1) Represents the elimination of Solair's operating results for all periods presented.

(2) Represents the effects of the merger between Banner and Fairchild whereby Fairchild acquired the remaining 15% interest of Banner. Fairchild issued approximately 2,982 shares of Fairchild Class A common stock as a result of the merger, resulting in an increase in Fairchild's equity of $46,026. In addition, Fairchild will record approximately $17,384 of goodwill.

(3) Represents additional amortization of goodwill related to the merger with Banner.

(4) Represents the elimination of Banner's hardware group nonrecurring gain that occurred in January 1998.

(5) Reflects the impact on Fairchild's minority interest for each transaction impacting Banner. Minority interest is ultimately reduced to zero due to Fairchild obtaining a 100% interest in Banner.

(6) Represents the elimination of Banner's hardware group operating results from July 1, 1997 through the time of divestiture, January 13, 1998.

(7) Represents the operating results of Special-T as if the acquisition occurred at the beginning of fiscal 1998.

(8) Represents the elimination of non-recurring proceeds received from the involuntary conversion of air rights over a portion of the property Fairchild owns and is developing in Farmingdale, New York.

(9) Historical depreciation and amortization for the twelve months ended June 30, 1998 includes the depreciation of fixed assets and the amortization of goodwill. The interest portion of historical depreciation and amortization, which includes the amortization of deferred loan fees and the capitalization of interest, is not used in the calculation of EBITDA. Exclusion of these interest components had the effect of increasing depreciation and amortization, as provided in Fairchild's historical cash flows, by $625 for the trailing twelve months ended March 28, 1999 and $837 for the twelve months ended June 30, 1998.

(b) The following three tables set forth the derivation of the "KTI Adjusted" unaudited pro forma results representing the results of operations that have been adjusted for the acquisition of Marson (acquired October 1998), M&M (acquired July 1998), Eagle (acquired May 1998), and APS (acquired February 1998) as if those transactions had occurred at the beginning of each period presented.

                For The Last Twelve Months Ended April 4, 1999
                                (In thousands)

                             KTI       Marson        M&M        Eagle      KTI
                          Historical Acquisition Acquisition Acquisition Adjusted
                          ---------- ----------- ----------- ----------- --------

Net sales...............   $191,401   $ 16,085    $  6,546    $    543   $214,575
Costs and expenses:
  Cost of sales.........    135,149     11,217       4,267         358    150,991
  Selling, general &
   administrative.......     28,573      2,458         460          69     31,560
  Amortization of
   goodwill.............        951        461         149          --      1,561(/1/)
                           --------   --------    --------    --------   --------
                            164,673     14,136       4,876         427    184,112
  Operating income......     26,728      1,949       1,670         116     30,463
Net interest expense....     (5,372)    (1,564)       (486)         (8)    (7,430)(/2/)
                           --------   --------    --------    --------   --------
Earnings (loss) before
 taxes..................     21,356        385       1,184         108     23,033
Income tax (provision)
 benefit................     (8,543)      (388)       (533)        (46)   (9,510)
                           --------   --------    --------    --------   --------
Earnings (loss) from
 continuing operations..   $ 12,813   $     (3)   $    651    $     62   $ 13,523
                           ========   ========    ========    ========   ========
Depreciation &
 amortization...........   $  8,309   $  1,119    $    509    $      5   $  9,942
EBITDA(h)...............     35,037      3,068       2,179         121     40,405

                    For The Nine Months Ended April 4, 1999
                                 (In thousands)

                                KTI       Marson        M&M       KTI
                             Historical Acquisition Acquisition Adjusted
                             ---------- ----------- ----------- --------
Net sales...................  $144,577    $8,965      $1,579    $155,121

Costs and expenses:
  Cost of sales.............   102,955     6,169       1,029     110,153
  Selling, general &
   administrative...........    22,003     1,342         109      23,454
  Amortization of goodwill..       855       263          37       1,155 (/1/)
                              --------    ------      ------    --------
                               125,813     7,774       1,175     134,762

  Operating income..........    18,764     1,191         404      20,359

Net interest expense........    (4,659)     (891)       (120)     (5,670)(/2/)
                              --------    ------      ------    --------
Earnings before taxes.......    14,105       300         284      14,689

Income tax provision........    (5,643)     (253)       (129)     (6,025)
                              --------    ------      ------    --------
Earnings from continuing
 operations.................  $  8,462    $   47      $  155    $  8,664
                              ========    ======      ======    ========

Depreciation &
 amortization...............  $  6,946    $  640      $  127    $  7,713
EBITDA(h)...................    25,710     1,831         531      28,072

                   For The Twelve Months Ended June 30, 1998
                                (In thousands)

                             KTI       Marson        M&M        Eagle        APS       KTI
                          Historical Acquisition Acquisition Acquisition Acquisition Adjusted
                          ---------- ----------- ----------- ----------- ----------- --------
Net sales...............   $173,156    $28,032     $20,220     $2,134      $4,443    $227,985
Costs and expenses:
  Cost of sales.........    118,875     20,033      13,581      1,558       3,401     157,448
  Selling, general &
   administrative.......     24,494      4,277       1,342        371         816      31,300
  Amortization of
   goodwill.............        369        796         448         --          19       1,632 (/1/)
                           --------    -------     -------     ------      ------    --------
                            143,738     25,106      15,371      1,929       4,236     190,380
                           --------    -------     -------     ------      ------    --------
  Operating income......     29,418      2,926       4,849        205         207      37,605
Net interest expense....     (2,578)    (2,739)     (1,384)       (42)       (114)     (6,857)(/2/)
                           --------    -------     -------     ------      ------    --------
Earnings before taxes...     26,840        187       3,465        163          93      30,748
Income tax provision....    (10,726)      (353)     (1,505)       (70)        (50)    (12,704)
                           --------    -------     -------     ------      ------    --------
Earnings (loss) from
 continuing operations..   $ 16,114    $  (166)    $ 1,960     $   93      $   43    $ 18,044
                           ========    =======     =======     ======      ======    ========
Depreciation &
 amortization...........   $  4,636    $ 1,946     $ 1,438     $   23      $   35    $  8,078
EBITDA(h)...............     34,054      4,872       6,287        228         242      45,683

--------
(1) Includes the pro forma incremental goodwill amortization of $368, $162, and $843 for the last twelve months ended April 4, 1999, nine months ended April 4, 1999, and twelve months ended June 30, 1998.
(2) Includes the pro forma incremental interest expense of $1,289, $637, and $2,648 for the last twelve months ended April 4, 1999, nine months ended April 4, 1999, and twelve months ended June 30, 1998.

(c) Represents the additional amortization of goodwill and intangible assets related to the acquisition of KTI by Fairchild.

(d) The Fairchild/KTI merger savings represent annual cost savings achieved through contractual purchase discounts achieved immediately upon the consummation of the acquisition of KTI.

(e) Represents the net change in interest expense from the refinancing of certain debt facilities as follows:

                                     Last Twelve    Nine Months   Twelve Months
                                     Months Ended      Ended          Ended
                                    March 28, 1999 March 28, 1999 June 30, 1998
                                    -------------- -------------- -------------
   New Financing:
    Term Loan.....................     $19,045        $14,284        $19,045
    Senior Subordinated Notes.....      24,806         18,605         24,806
    Other fees....................       3,115          2,337          3,115
                                       -------        -------        -------
     Increase in interest
      expense.....................      46,966         35,226         46,966
                                       -------        -------        -------
   Retired debt:
    Fairchild credit facility.....      22,258         16,341         13,290
    Banner credit facility........       4,483          4,483            --
    KTI revolving line-of-credit..         639            467            226
    KTI term loan.................       4,715          4,048          4,161
    Retired public bonds in fiscal
     1998.........................         --             --          20,694
                                       -------        -------        -------
     Reduction in interest
      expense.....................      32,095         25,339         38,371
                                       -------        -------        -------
   Net change in interest
    expense.......................     $14,871        $ 9,887        $ 8,595
                                       =======        =======        =======

  Interest expense under the new credit facility for the term loan is based on LIBOR plus 3.25%, along with amortization of debt financing fees. The pro forma adjustments assumed an effective rate of 8.46%. A variance of 1/8% in the interest rates would impact annual term loan interest expense by approximately $281.

(f) Investment income was eliminated to the extent that marketable securities were assumed to be liquidated. Such marketable securities will be liquidated to consummate the KTI acquisition.

(g) Represents an income tax benefit assuming an effective rate of 35%.

(h) We consider EBITDA to be an indicative measure of our operating performance due to the significance of our long-lived assets and because such data is considered useful by the investment community to better understand our results, and can be used to measure our ability to service debt, fund capital expenditures and expand our business. EBITDA is not a measure of financial performance under GAAP, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of our operating performance, or to cash flows as a measure of our liquidity. Cash expenditures for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation. Our investment in Nacanco Paketleme is accounted for as an investment in an affiliate under the equity method.

(i) During May 1999, the Company achieved annual cost savings, not included in the pro forma statements of earnings, of approximately $10.0 million by taking the following actions in connection with integrating the operations of Fairchild with KTI. First, personnel reductions representing approximately $7.0 million in annual cost savings were made in the sales and marketing, corporate office, and manufacturing departments. Second, $3.1 million of annual cost savings were achieved due to negotiated contractual price discounts for raw materials and supplies of the combined businesses. In May 1999, the Company also announced the closing of three manufacturing facilities and the consolidation of various product lines. The Company estimates additional annual cost savings of at least an additional $2.4 million will be achieved through various actions to be taken within the next 90 days aggregating $12.4 million on an annual basis. The Company also expects to incur approximately $20.0 million in one-time charges associated with the implementation of these cost savings.

NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET

(a) Represents the effects of the merger between Banner and Fairchild whereby Fairchild acquired the remaining 15% interest of Banner not already owned. Fairchild issued approximately 2,981 shares of Fairchild class A common stock as a result of the merger, resulting in an increase in Fairchild's equity of $46,026. In addition, Fairchild will record approximately $17,384 of goodwill representing the estimated excess of cost paid over fair value. A $1,101 reduction in cash represents the estimated costs of the merger with Banner. The decrease in minority interest liability results from Fairchild acquiring all of the Banner common stock that Fairchild does not presently own.

(b) Represents historical KTI balance sheet at April 4, 1999.

(c) Reflects the acquisition of KTI as follows:

                                                                       March 28,
                                                                         1999
                                                                       ---------
   Purchase price:
    Cash paid for KTI common stock, preferred stock and stock
     options, including Fairchild's original $13,574 investment......  $235,979
    Cash paid for non-compete agreement..............................    28,000
    Transaction fees at closing......................................     7,112
    KTI debt assumed.................................................   102,835
                                                                       --------
   Total purchase price..............................................   373,926
   Net tangible assets acquired, excluding $102,835 debt assumed.....   130,244
                                                                       --------
   Excess purchase price over the preliminary estimated fair value of the net assets acquired..........................................  $243,682
                                                                       ========
   Preliminary allocation to non-compete agreement, amortized over 10 years............................................................  $ 28,000
   Preliminary allocation to goodwill, amortized over 40 years
    (includes KTI goodwill assumed of $47,473) ......................  $215,682
   Elimination of KTI's goodwill assumed.............................  $ 47,473
   Elimination of KTI's deferred loan fees (refinanced debt).........  $    357
   Goodwill recorded in transaction..................................  $167,852

(d) Reflects a $250,024 payment for acquisition of KTI, capitalized transaction fees, expensed internal transaction costs, and $28,000 for the covenant not to compete.

(e) Represents the net increase in cash as follows:

                                                                      March 28,
                                                                        1999
                                                                      ---------
      Cash........................................................... $ 164,860
      Net proceeds from issuance of senior subordinated notes........   218,813
      Net cash received from the new credit facility.................   220,125
      Reduction in Fairchild credit facility refinanced..............  (231,950)
      Reduction of KTI credit facilities.............................   (92,150)
      Payment of accrued interest....................................    (1,674)
                                                                      ---------
       Net cash impact............................................... $ 278,024
                                                                      =========

(f) Represents additional deferred loan fees of $11,063 relating to the financing costs of the new credit facility and the Notes, net of the write-off of $6,734 related to deferred loan fees associated with the refinanced credit facilities.

(g) Represents elimination of Fairchild's $20,187 investment in KTI as part of the acquisition, and subsequent consolidation, of KTI. The unrealized investment gains of $4,298, net of a $2,315 tax provision, included in cumulative other comprehensive income is eliminated.

(h) Represents the net refinancing as follows:

                                                                      March 28,
                                                                        1999
                                                                      ---------
  Senior subordinated notes.......................................... $225,000
  New credit facility term loan......................................  225,000
                                                                      --------
   Debt issued.......................................................  450,000
                                                                      --------
  Fairchild credit facility..........................................  231,950
  KTI revolving line of credit.......................................   19,000
  KTI term loan......................................................   73,150
                                                                      --------
   Debt retired......................................................  324,100
                                                                      --------
  Net debt issued.................................................... $125,900
                                                                      ========
   Short term net reduction.......................................... $(32,150)
   Long term net increase............................................  158,050

(i) Represents (i) the reversal of $2,315 taxes accrued on unrealized holding gains associated with the Company's investment in KTI and (ii) tax benefits of $7,177 associated with estimated internal transaction costs that will be charged to earnings at closing.

(j) Represents the payment and reduction of accrued interest associated with the retired debt and reduction of taxes payable associated with the refinancing expenses.

(k) Reflects the $75,239 elimination of KTI's historical retained earnings and Fairchild's estimated internal transaction costs of $13,330, net of $7,177 tax benefit, that will be expensed at closing.

(l) Represents the write-off of deferred financing costs, net of tax, associated with the retired debt.

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

                            (Dollars in thousands)

   The following table sets forth our selected financial data and should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected consolidated financial data as of and for the five years ended June 30, 1998 have been derived from the consolidated financial statements of Banner, Special-T Fasteners and us, which were audited by Arthur Andersen LLP, our independent accountants and Nacanco Paketleme, which were audited by Basaran (a member of PricewaterhouseCoopers LLP). The selected consolidated financial data for the nine months ended March 29, 1998 and March 28, 1999, and for the twelve months ended March 28, 1999 have been derived from our unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. In our opinion, the summary consolidated historical financial data for the nine months ended March 29, 1998 and March 28, 1999, and for the twelve months ended March 28, 1999 include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this information.

   Since the information presented below is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements.

                                                                                                       Twelve Months
                                        Year Ended June 30,                      Nine Months Ended         Ended
                          ---------------------------------------------------  ----------------------  -------------
                                                                               March 29,   March 28,     March 28,
                            1994      1995      1996       1997       1998        1998      1999(2)       1999(2)
                          --------  --------  --------  ---------- ----------  ----------  ----------  -------------
Statement of Earnings
 Data(1):
Net sales...............  $203,456  $220,351  $349,236  $  680,763 $  741,176  $  567,142  $  446,072    $620,106
Gross profit............    28,415    26,491    74,101     181,344    186,506     140,941      89,624     135,189
Operating income
 (loss).................   (46,845)  (30,333)  (11,286)     33,499     45,443      35,026       3,600      14,017
Net interest expense....    66,670    64,113    56,459      47,681     42,715      36,526      20,955      27,144
Earnings (loss) from
 continuing operations..     4,834   (56,280)  (32,186)      1,816     52,399      47,042      12,746      18,103
Other Data:
EBITDA (3)..............  $(26,331) $ (9,830) $  5,931  $   54,314 $   66,316  $   51,506  $   20,971    $ 35,824
Capital expenditures....  $  4,507  $  5,383  $  5,680  $   15,014 $   36,029  $   23,706  $   18,694    $ 30,017
Ratio of earnings to
 fixed charges (4)......      1.39x     N.M.      N.M.        N.M.       3.27x       3.65x       1.72x       1.75x
Depreciation and
 amortization...........    20,514    20,503    17,217      20,815     20,873      16,480      17,371      21,807
Balance Sheet Data (at
 period end):
Cash and short-term
 investments............  $109,017  $ 75,298  $ 50,147  $   45,067 $   53,563  $   68,255  $  171,123
Total assets............   860,943   828,680   993,398   1,052,666  1,157,259   1,137,642   1,014,831
Long-term debt, less
 current maturities.....   518,718   508,225   368,589     416,922    295,402     278,140     227,475
Stockholders' equity....    69,494    39,378   230,861     232,424    473,559     433,138     421,695

--------
(1) The results of Banner are included in the periods since February 25, 1996, when Banner became our majority-owned subsidiary. Prior to February 25, 1996, our investment in Banner was accounted for using the equity method. Fiscal 1994 includes the gain on the sale of Rexnord Corporation stock. Fiscal 1998 includes the gain from Banner's hardware group disposition. The results of the hardware group are included in our financial statements from March 1996 through December 1997, until disposition. These transactions materially affect the comparability of the information reflected in our summary consolidated financial data.

(2) Gross profit and operating income (loss) for the nine and twelve months ended March 28, 1999 include a charge of $19.3 million recognized on the sale of Solair. The charge was attributable primarily to the bulk sale of inventory at prices below the carrying amount of the inventory.

(3) EBITDA represents the sum of income before income taxes plus interest expense (including amortization of debt issue costs), depreciation and amortization. Included in EBITDA are restructuring and unusual charges of $25,553 and $2,319 in Fiscal 1994 and 1996. EBITDA for the nine months and the twelve months ended March 28, 1999 includes the charge of $19.3 million recognized on the sale of Solair. We consider EBITDA to be an indicative measure of our operating performance due to the significance of our long-lived assets and because such data are considered useful by the investment community to better understand our results, and can be used to measure our ability to service debt, fund capital expenditures and expand our business. EBITDA is not a measure of financial performance under GAAP, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of our operating performance, or to cash flows as a measure of our liquidity. Cash expenditures for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation. See our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. Our investment in Nacanco Paketleme is accounted for as an investment in an affiliate under the equity method.

(4) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of earnings before income taxes and fixed charges. "Fixed charges" consist of interest expense, amortization and that portion of rental expense deemed representative of the interest factor. A deficiency of earnings to fixed charges of $76,116, $64,894, and $5,003 resulted for 1995, 1996 and 1997, respectively.

                  SELECTED CONSOLIDATED FINANCIAL DATA OF KTI
                            (Dollars in thousands)

   The following table sets forth KTI's selected consolidated financial data and should be read in conjunction with the consolidated financial statements of KTI and notes thereto, and other financial information included elsewhere in this prospectus regarding KTI. The selected consolidated financial data for the five years ended December 31, 1998 are derived from the consolidated financial statements of KTI that have been audited by Arthur Andersen LLP, independent public accountants.

                                  Year Ended December 31,
                         -------------------------------------------
                          1994    1995    1996(1)    1997     1998(2)(3)
                         ------- ------- -------   -------- --------
Statement of Operations
 Data:
Net sales............... $55,117 $68,781 $99,023   $150,429 $185,512
Gross profit............  14,000  16,841  26,099     46,039   56,289
Operating income........   4,952   6,823  12,836     24,585   28,851
Interest expense, net...   2,304   2,935   4,011      3,602    4,067
Net earnings............   1,519   2,311   5,295     12,590   14,870
Other Data:
EBITDA (4).............. $ 6,303 $ 8,577 $15,449   $ 28,403 $ 35,623
Capital expenditures....   2,423   3,324   6,850     17,909   18,322
Depreciation and
 amortization...........   1,351   1,754   2,613      3,818    6,772

Balance Sheet Data (at period end):
Total assets........................ $35,051 $43,336 $73,689 $101,656 $199,359
Total long-term debt, less current
 maturities.........................  22,051  24,423  45,508   26,856   80,818
Stockholders' equity................   2,944   5,157  10,626   49,433   72,724

--------
(1) In August 1996, KTI purchased its Recoil business unit, which has been accounted for under the purchase method of accounting and, accordingly, the operating results of Recoil have been included in KTI's results of operations since mid-August 1996.
(2) In July 1998, KTI purchased its M & M business unit, which has been accounted for under the purchase method of accounting and, accordingly, the operating results of M & M have been included in KTI results of operations since late-July 1998.
(3) In October 1998, KTI purchased its Marson business unit, which has been accounted for under the purchase method of accounting and, accordingly, the operating results of Marson have been included in KTI results of operations since late-October 1998.
(4) EBITDA represents the sum of income before income taxes plus interest expense (including amortization of debt issue costs), depreciation and amortization. EBITDA is considered to be an indicative measure of operating performance due to the significance of KTI's long-lived assets and because such data are considered useful by the investment community to better understand results, and can be used to measure KTI's ability to service debt, fund capital expenditures and expand its business. EBITDA is not a measure of financial performance under GAAP, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of KTI's operating performance or to cash flows as a measure of KTI's liquidity. Cash expenditures for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation. See consolidated financial statements of KTI and the related notes thereto and other financial information relating to KTI appearing elsewhere in this prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   The Company was incorporated in October 1969, under the laws of the State of Delaware. On November 15, 1990, the Company changed its name from Banner Industries, Inc. to The Fairchild Corporation. The Company is the owner of 100% of RHI Holdings, Inc. and Banner. RHI is the owner of 100% of Fairchild Holding Corp. The Company's principal operations are conducted through Banner and FHC. During the periods presented in this Management's Discussion and Analysis, the Company held significant equity interests in Nacanco and Shared Technologies Fairchild Inc.

   The following discussion and analysis provide information which management believes is relevant to assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

General

   The Company is a leading worldwide aerospace and industrial fastener manufacturer and distribution logistics manager and through Banner, an international supplier to the airlines and general aviation businesses, distributing a wide range of aircraft parts and related support services. Through internal growth and strategic acquisitions, we have become one of the leading suppliers of fasteners to aircraft OEM's such as Boeing, Lockheed Martin, Northrop Grumman, and the Airbus consortium, including, Aerospatiale, DaimlerChrysler Aerospace, British Aerospace and CASA.

   The Company's aerospace business consists of two segments: aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment manufactures and markets high performance fastening systems used in the manufacture and maintenance of commercial and military aircraft. The aerospace parts distribution segment stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, fixed-base operators, corporate aircraft operators and other aerospace companies.

Cautionary Statement

   Certain statements in the financial discussion and analysis by management contain forward-looking information that involve risk and uncertainty, including current trend information, projections for deliveries, backlog, and other trend projections. Actual future results may differ materially depending on a variety of factors, including product demand, performance issues with key suppliers; customer satisfaction and qualification issues; labor disputes; governmental export and import policies; worldwide political stability and economic growth; and legal proceedings.

Results of Operations

 Business Combinations

   The following summarizes certain business combinations completed by the Company which significantly affect the comparability of the period to period results presented in this Management's Discussion and Analysis of Results of Operations and Financial Condition.

 Fiscal 1998 Transactions and the First Nine Months of Fiscal 1999
 Transactions

   On November 20, 1997, Shared Technologies Fairchild, the successor in a merger of the Company's telecommunications services and systems businesses with Shared Technologies Inc., entered into a merger agreement with Intermedia Communications Inc. pursuant to which holders of Shared Technologies Fairchild common stock received $15.00 per share in cash. The Company was paid approximately $178.0 million in cash before tax and selling expenses, in exchange for the common and preferred stock of Shared Technologies Fairchild, owned by the Company. The results of Shared Technologies Fairchild have been accounted for as discontinued operations.

   On November 28, 1997, the Company acquired AS+C GmbH, Aviation Supply + Consulting in a business combination accounted for as a purchase. The total cost of the acquisition was $14.0 million, which exceeded the fair value of the net assets of AS+C by approximately $8.1 million, which is allocated as goodwill and amortized using the straight-line method over 40 years. The Company purchased AS+C with cash borrowings. AS+C is an aerospace parts, logistics and distribution company primarily servicing the European OEM market.

   On December 19, 1997, the Company completed a secondary offering of public securities. The offering consisted of an issuance of 3,000,000 shares of the Company's Class A common stock at $20.00 per share, which generated $57 million of net proceeds for the Company. On December 19, 1997, immediately following the equity offering, the Company restructured its FHC and RHI credit agreements by entering into a new six-and-a-half year credit facility to provide the Company with a $300 million senior secured credit facility consisting of (i) a $75 million revolving loan with a letter of credit sub-facility of $30 million and a $10 million swing loan sub-facility and (ii) a $225 million term loan.

   On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of certain subsidiaries to two wholly-owned subsidiaries of AlliedSignal, in exchange for shares of AlliedSignal Inc. common stock with an aggregate value equal to $369 million. The assets transferred consisted primarily of Banner's hardware group, which included the distribution of bearings, nuts, bolts, screws, rivets and other types of fasteners, and its PacAero unit. Approximately $196 million of the common stock received from AlliedSignal Inc. was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company accounts for its remaining investment in AlliedSignal common stock as an available-for-sale security.

   On February 3, 1998, with the proceeds of the equity offering, term loan borrowings under the credit facility, and a portion of the after tax proceeds the Company received from the Shared Technologies Fairchild merger, the Company refinanced substantially all of its existing indebtedness (other than indebtedness of Banner), consisting of (i) $63.0 million to redeem the 11 7/8% Senior Debentures due 1999; (ii) $117.6 million to redeem the 12% Intermediate Debentures due 2001; (iii) $35.9 million to redeem the 13 1/8% Subordinated Debentures due 2006; (iv) $25.1 million to redeem the 13% Junior Subordinated Debentures due 2007; and (v) accrued interest of $10.6 million.

   On March 2, 1998, the Company consummated the acquisition of Edwards and Lock Management Corporation, doing business as Special-T Fasteners, in a business combination accounted for as a purchase. The cost of the acquisition was approximately $50.0 million, of which 50.1% of the contractual purchase price for the acquisition was paid in shares of Class A common stock of the Company and 49.9% was paid in cash. The total cost of the acquisition exceeded the fair value of the net assets of Special-T by approximately $23.6 million, which is preliminarily being allocated as goodwill, and amortized using the straight-line method over 40 years. Special-T manages the logistics of worldwide distribution of Company-manufactured precision fasteners to customers in the aerospace industry, government agencies, OEMs and other distributors.

   On May 11, 1998, the Company commenced an offer to exchange for each properly tendered share of common stock of Banner, a number of shares of the Company's Class A common stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675 up to a maximum of 4,000,000 shares of Banner's common stock. The exchange offer expired on June 9, 1998 and 3,659,364 shares of Banner's common stock were validly tendered for exchange, and the Company issued 2,212,361 shares of Class A common stock to the tendering shareholders. As a result of the exchange offer, the Company's ownership of Banner common stock increased to 83.3%. The Company effected the exchange offer to increase its ownership of Banner to over 80% in order for the Company to include Banner in its United States consolidated corporate income tax return.

   On December 31, 1998, Banner consummated the sale of Solair, Inc., its largest subsidiary in the rotables group, to Kellstrom Industries, Inc., in exchange for approximately $60.4 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. In December 1998, Banner recorded a $19.3 million pre-tax loss from the sale of Solair. This loss was included in cost of goods sold as it was primarily attributable to the bulk sale of inventory at prices below the carrying amount of inventory.

   On April 8, 1999, the Company acquired the remaining 15% of the outstanding common and preferred stock of Banner not already owned by it, through the merger of Banner with one of its subsidiaries. Each share of Banner's preferred stock was converted into the right to receive one share of Banner common stock and each share of Banner common stock (other than that owned by Fairchild) was converted into the right to receive .7885 shares of the Company's Class A common stock. Banner is now a wholly-owned subsidiary of the Company.

 Fiscal 1997 Transactions

   In February 1997, the Company acquired common shares and convertible debt representing an 84.2% interest, on a fully diluted basis, of Simmonds S.A. The Company then initiated a tender offer to purchase the remaining shares and convertible debt held by the public. By fiscal year-end, the Company had purchased, or placed sufficient cash in escrow to purchase, all the remaining shares and convertible debt of Simmonds. The total purchase price of Simmonds, including the assumption of debt, was approximately $62.0 million, which the Company funded with available cash. The Company recorded approximately $20.5 million in goodwill as a result of this acquisition. Simmonds is one of Europe's leading manufacturers and distributors of aerospace and automotive fasteners.

   On June 30, 1997, the Company sold all the patents of Fairchild Scandinavian Bellyloading to Teleflex Incorporated for $5.0 million, and immediately thereafter sold all the stock of Scandinavian Bellyloading to a wholly-owned subsidiary of Teleflex for $2.0 million. The Company may receive an additional amount of up to $6.0 million based on future net sales of the patented products and services. In fiscal 1997, the Company recorded a $2.5 million nonrecurring gain as a result of these transactions.

 Fiscal 1996 Transactions

   The Company, RHI and Fairchild Industries, Inc., the Company's former subsidiary, entered into an Agreement and Plan of Merger dated as of November 9, 1995 with Shared Technologies Inc. On March 13, 1996, Shared Technologies Inc. succeeded to the Company's telecommunications systems and services business. The transaction was effected by a merger of Fairchild Industries with the surviving company renamed Shared Technologies Fairchild Inc. Prior to the merger, Fairchild Industries transferred all of its assets to, and all of its liabilities were assumed by, Fairchild Holding, except for the assets and liabilities of the Company's telecommunications business, and $223.5 million of Fairchild Industries' existing debt and preferred stock. As a result of the merger, the Company received shares of common stock and preferred stock of Shared Technologies Fairchild, representing approximately a 41% ownership interest in Shared Technologies Fairchild.

   On February 22, 1996, pursuant to the Asset Purchase Agreement dated January 26, 1996, the Company, through its subsidiaries, completed the sale of certain assets, liabilities and the business of the D-M-E Company to Cincinnati Milacron Inc., for a sales price of approximately $244.3 million, as adjusted. The sales price consisted of $74.0 million in cash, and two 8% promissory notes in the aggregate principal amount of $170.3 million. On July 29, 1996, the notes were paid in full.

   On January 27, 1996, the Company completed the sale of Fairchild Data Corporation to SSE Telecom, Inc. for book value of approximately $4.4 million and 100,000 shares of SSE's common stock valued at $9.06 per share, or $0.9 million, at January 26, 1996, and warrants to purchase an additional 50,000 shares of SSE's common stock at $11.09 per share.

   Accordingly, DME and Fairchild Data were accounted for as discontinued operations as of Fiscal 1996. The combined net sales of DME and Fairchild Data totaled $108.1 million, through January 26, 1996, and $180.8 million for Fiscal 1995. Net earnings from discontinued operations were $9.2 million, through January 26, 1996, and $14.0 million for Fiscal 1995.

   Effective February 25, 1996, the Company completed the transfer of Harco, Inc. to Banner in exchange for 5,386,477 shares of Banner common stock. The exchange increased the Company's ownership of Banner common stock from approximately 47.2% to 59.3%, resulting in the Company becoming the majority shareholder of Banner. Accordingly, the Company has consolidated the results of Banner since February 25, 1996. In June 1997, the Company purchased $28.0 million of newly issued Series A Convertible Paid-in-Kind stock of Banner.

 Consolidated Results

   The Company currently reports in two principal business segments: Aerospace Fasteners and Aerospace Distribution. The results of the Gas Springs division are included in the Corporate and Other classification. The following table illustrates the historical sales and operating income of the Company's operations for the nine months ended March 28, 1999 and March 28, 1998, respectively, and for each of the past three fiscal years.

                                  Years Ended June 30,        Nine Months Ended
                               ----------------------------  --------------------
                                                             March 29,  March 28,
                                 1996      1997      1998      1998       1999
                               --------  --------  --------  ---------  ---------
                                               (in thousands)
     Sales by Segment:
     Aerospace Fasteners
      (a)....................  $218,059  $269,026  $387,236  $270,718   $303,071
     Aerospace Distribution..   129,973   411,765   358,431   303,393    138,448
     Corporate and Other.....     7,046    15,185     5,760     4,166      4,553
     Intersegment
      Eliminations (b).......    (5,842)  (15,213)  (10,251)  (11,135)       --
                               --------  --------  --------  --------   --------
     TOTAL SALES.............  $349,236  $680,763  $741,176  $567,142   $446,072
                               ========  ========  ========  ========   ========
     Operating Results by
      Segment:
     Aerospace Fasteners
      (c)....................  $    135  $ 17,390  $ 32,722  $ 18,560   $ 29,390
     Aerospace Distribution..     5,625    30,891    20,330    19,170    (13,278)
     Corporate and Other.....   (17,046)  (14,782)   (7,609)   (2,704)   (12,512)
                               --------  --------  --------  --------   --------
     TOTAL OPERATING INCOME
      (LOSS).................  $(11,286) $ 33,499  $ 45,443  $ 35,026   $  3,600
                               ========  ========  ========  ========   ========

--------
(a) Effective February 25, 1996, the Company became the majority shareholder of Banner Aerospace, Inc. and, accordingly, began consolidating their results as of that date.
(b) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.
(c) Includes restructuring charges of $2.3 million in fiscal 1996.

   First Nine Months of Fiscal 1999 compared to First Nine Months of Fiscal
1998

 Consolidated Results

   Net sales of $146.4 million in the third quarter of fiscal 1999 decreased by $17.8 million, or 10.9%, compared to sales of $164.2 million in the third quarter of fiscal 1998. Net sales of $446.1 million in the first nine months of fiscal 1999 decreased by $121.1 million, or 21.3%, compared to sales of $567.1 million in the first nine months of fiscal 1998. The decrease is primarily attributable to the loss of revenues resulting from the disposition of Banner's hardware group and Solair. Divestitures decreased growth by approximately 12.8% and 27.0% in the fiscal 1999 third quarter and nine-month periods, respectively. Excluding divestitures, approximately 2.3% of the current nine months sales growth came from the commercial aerospace industry. Recent acquisitions contributed approximately 1.9% and 3.4% to sales growth in the fiscal 1999 third quarter and nine month periods, respectively. On a pro forma basis, net sales increased 1.1% for the nine months ended March 28, 1999 compared to the same period ended March 29, 1998.

   Gross margin as a percentage of sales was 20.1% and 24.9% for the nine months ended March 28, 1999 and March 29, 1998, respectively. Included in cost of goods sold for the nine months ended March 28, 1999 was a charge of $19.3 million recognized from the sale of Solair. This charge was attributable primarily to the bulk sale of inventory at prices below the carrying amount of the inventory. Excluding this charge, gross margin as a percentage of sales was 24.9% and 24.4% in the first nine months of fiscal 1998 and 1999, respectively. The lower margins in the fiscal 1999 period are attributable to a change in product mix in the Aerospace Distribution segment as a result of the disposition of Banner's hardware group. Partially offsetting the overall lower margins was an improvement in margins within the Aerospace Fasteners segment resulting from acquisitions, efficiencies associated with increased production, improved skills of the work force, and reduction in the payment of overtime. Gross margin as a percentage of sales was 23.0% and 25.2% in the third quarter of fiscal 1998 and 1999, respectively.

   Selling, general & administrative expense as a percentage of sales was 18.9% and 18.7% in the nine month period of fiscal 1998 and 1999, respectively. The improvement in the fiscal 1999 period is attributable primarily to administrative efficiencies of the Company's ongoing operations.

   Other income decreased $4.0 million in the first nine months of fiscal 1999, compared to the first nine months of fiscal 1998. The Company recognized $4.4 million of income in the prior period from the involuntary conversion of air rights over a portion of the property the Company owns and is developing in Farmingdale, New York.

   Operating income for the nine months ended March 28, 1999 decreased $31.4 million from the comparable prior period, of which $19.3 million was a charge attributable primarily to the bulk sale of inventory at prices below the carrying amount of the inventory. Excluding the charge related to the sale of Solair in the current period, operating income would have been $22.9 million in the first nine months of fiscal 1999, a decrease of 34.6% compared to operating income of $35.0 million in the fiscal 1998 nine-month period. Operating income was $8.2 million in the third quarter of fiscal 1999, a decrease of 7.5% compared to operating income of $8.8 million in the third quarter of fiscal 1998. The decreases are primarily attributable to the loss of operating income resulting from the disposition of Banner's hardware group and Solair and the decrease in other income.

   Net interest expense decreased $2.0 million, or 22.5%, in the third quarter of fiscal 1999, compared to the third quarter of fiscal 1998. Net interest expense decreased $15.6 million, or 42.6%, in first nine months of fiscal 1999, compared to the same period of fiscal 1998. The decreases in the current year were due to a series of transactions completed in fiscal 1998, which significantly reduced the Company's total debt.

   Nonrecurring income of $124.0 million in the three and nine months ended March 29, 1998 resulted from the disposition of the Banner hardware group.

   Investment income improved by $42.7 million in the first nine months of fiscal 1999, compared to the same period of fiscal 1998. This improvement was due primarily to recognizing realized gains on investments liquidated in the fiscal 1999 period while recording unrealized holding losses on fair market adjustments of trading securities in the fiscal 1998 period.

   Minority interest improved by $21.7 million in the first nine months of fiscal 1999 as a result of the $124.0 million nonrecurring pre-tax gain from the disposition of Banner's hardware group in the first nine months of fiscal 1998.

   An income tax provision of $7.3 million in the first nine months of fiscal 1999 represented a 35.9% effective tax rate on pre-tax earnings from continuing operations. The tax provision was slightly higher than the statutory rate because the amortization of goodwill is not deductible for income tax purposes.

   The Company reported a $28.9 million loss on disposal of discontinued operations in the fiscal 1999 periods. This charge is the result of the after-tax operating loss from Technologies exceeding the previous estimate for expected losses by $9.2 million through March 1999, and the Company taking an additional $19.7 million after-tax charge based on the current estimate of remaining losses in connection with the disposition. While the Company believes that $19.7 million is a reasonable charge for the remaining losses to be incurred from Technologies, there can be no assurance that this estimate is adequate. In the nine months ended March 29, 1998, the Company recorded a $98.8 million gain, net of tax, on disposal of discontinued operations, from the proceeds received from the Shared Technologies Fairchild merger. In the quarter ended March 29, 1998, the Company recorded a $68.8 million gain, net of tax, on disposal of discontinued operations, from proceeds received for the common stock of Shared Technologies Fairchild. Partially offsetting this gain was an after-tax charge of $22.4 million the Company recorded in the third quarter ended March 29, 1998 in connection with the adoption of a formal plan for disposition of Technologies.

   In the fiscal 1998 nine month period ended March 29, 1998, the Company recorded a $6.7 million extraordinary loss, net. The extraordinary loss resulted from the write-off of deferred loan fees and original issue discounts associated with the early extinguishment of the Company's indebtedness pursuant to the repayment of the Company's outstanding public debt and a significant modification of the Company's credit facilities.

   Comprehensive income (loss) includes foreign currency translation adjustments and unrealized holding changes in the fair market value of available-for-sale investment securities. Foreign currency translation adjustments decreased by $6.1 million and increased by $1.4 million in the three and nine months ended March 28, 1999, respectively. The fair market value of unrealized holding securities declined by $12.9 million in the third quarter and $15.6 million in the nine months ended March 28, 1999. The changes reflect primarily realized gains from the liquidation of investments.

 Segment Results

 Aerospace Fasteners Segment

   Sales in the Aerospace Fasteners segment increased by $0.9 million in the third quarter of fiscal 1999 and $32.4 million in the first nine months of fiscal 1999, compared to same periods of fiscal 1998, reflecting growth experienced in the commercial aerospace industry combined with the effect of acquisitions. Approximately 4.8% of the increase in sales resulted from internal growth in the current nine month period, while acquisitions contributed approximately 3.1% and 7.2% of the increase in the current quarter and nine month period, respectively. Internal growth has declined 2.2% in the current quarter. New orders are up 13.2% in the current third quarter compared to the third quarter of the prior year, however, new orders leveled off in the recent quarter as compared to the second quarter of fiscal 1999. Backlog was reduced to $148 million at March 28, 1999, down from $177 million at June 30, 1998. On a pro forma basis, including the results from acquisitions in the prior period, sales increased by 0.9% and 5.6% in the third quarter and first nine months of fiscal 1999, respectively, compared to the same periods of the prior year.

   Operating income improved by $1.2 million, or 12.9%, in the third quarter and $10.8 million, or 58.4%, in the first nine months of fiscal 1999, compared to the fiscal 1998 periods. Acquisitions and marketing changes contributed to this improvement. Approximately 37.2% of the increase in operating income during the first nine months of fiscal 1999 reflected internal growth, while acquisitions contributed approximately 21.2% to the increase. On a pro forma basis, operating income increased by 12.9% and 32.7%, for the quarter and nine months ended March 28, 1999, respectively, compared to the quarter and nine months ended March 29, 1998.

 Aerospace Distribution Segment

   Aerospace Distribution sales decreased by $19.8 million, or 32.5% in the third quarter and $164.9 million, or 54.4%, for the fiscal 1999 nine month period, compared to the fiscal 1998 periods, due primarily to the loss of revenues as a result of the disposition of Banner's hardware group and Solair. Divestitures accounted for approximately 50.4% of the decrease in sales in the current nine-month period, and approximately 3.9% resulted from a decrease in internal growth. On a pro forma basis, excluding sales contributed by dispositions, sales increased 5.4% the third quarter and decreased 9.7% in the first nine months of fiscal 1999, compared to the same periods in the prior year.

   Operating income for the three and nine months ended March 28, 1999 increased by $0.2 million and decreased by $32.4 million, respectively as compared to the prior periods. Included in the current nine-month results was a charge of $19.3 million attributable primarily to the bulk sale of Solair inventory at prices below the carrying amount of the inventory. Excluding this charge related to the sale of Solair in the current period, operating income would have decreased $13.1 million in the first nine months of fiscal 1999, compared to the same period of the prior year, due primarily to the disposition of Banner's hardware group. On a pro forma basis, excluding results from dispositions, operating income increased 4.1% in the third quarter and decreased 21.7% million in the first nine months of fiscal 1999, compared to the same periods of the prior year.

 Corporate and Other

   The Corporate and Other classification includes the Gas Springs division and corporate activities. The group reported a slight improvement in sales in the fiscal 1999 periods, compared to fiscal 1998 periods. An operating loss of $12.5 million in the first nine months of fiscal 1999 was $9.8 million higher than the operating loss of

$2.7 million reported in the first nine months of fiscal 1998. The comparable period in the prior year included other income of $4.4 million realized as a result of the sale of air rights over a portion of the property the Company owns and is developing in Farmingdale, New York, and a decline in legal expenses.

Fiscal 1998, 1997 and 1996

 Consolidated Results

   Net sales of $741.2 million in 1998 increased by $60.4 million, or 8.9%, compared to sales of $680.8 million in 1997. Sales growth was stimulated by the resurgent commercial aerospace industry and business acquisitions since January 1, 1997, partially offset by the loss of revenues as a result of Banner's hardware group disposition. Approximately 15.8% of the 1998 sales growth was stimulated by the resurgent commercial aerospace industry. Recent acquisitions contributed approximately 8.7% to the sales growth, while dispositions decreased growth by approximately 15.0%. Net sales of $680.8 million in 1997 significantly improved by $331.5 million, or 94.9%, compared to net sales of $349.2 million in 1996. Sales growth was stimulated by the improved commercial aerospace industry, together with the effects of several strategic business acquisitions.

   Gross margin as a percentage of sales was 21.2%, 26.6% and 25.2% in 1996, 1997, and 1998, respectively. Decreased margins in the fiscal 1998 period was attributable to a change in product mix in the aerospace distribution segment as a result of Banner's hardware group disposition. Partially offsetting overall lower margins were improved margins within the aerospace fasteners segment, resulting from efficiencies associated with increased production, improved skills of the work force, and reduction in the payment of overtime. The increase in 1997 was attributable to higher revenues combined with continued productivity improvements achieved during that year.

   Selling, general and administrative expense as a percentage of sales was 22.7%, 21.0%, and 19.1% in fiscal 1996, 1997, and 1998, respectively. The improvement in fiscal 1998 was attributable primarily to administrative efficiencies allowed by increased sales. The improvement in fiscal 1997 was also positively affected by administrative efficiencies allowed by increased sales and also benefited from the positive results obtained from restructuring and downsizing programs put in place in prior periods.

   Other income increased $6.5 million in 1998 as compared to 1997, due primarily to the involuntary conversion of air rights over a portion of the property the Company owns and is developing in Farmingdale, New York.

   Operating income of $45.4 million in fiscal 1998 increased $11.9 million, or 35.7%, compared to operating income of $33.5 million in fiscal 1997. The increase in operating income was due primarily to the improved results in the Company's Aerospace Fasteners segment. Operating income of $33.5 million in fiscal 1997 increased $44.8 million compared to an operating loss of $11.3 million in fiscal 1996. The fiscal 1997 increase in operating income was due primarily to growth in sales and increased operational efficiencies.

   Net interest expense decreased 10.4% in fiscal 1998 compared to fiscal 1997, and decreased 15.5% in fiscal 1997 compared to fiscal 1996. The decreases were due to a series of transactions that significantly reduced the Company's total debt. See "--Results of Operations--Business Combinations."

   Investment income (loss), net, was $4.6 million, $6.7 million, and $(3.4) million in 1996, 1997, and 1998, respectively. The $10.1 million decrease in 1998 was due to recognition of unrealized losses on the fair market adjustments of investments previously classified as trading securities in the fiscal 1998 periods while recording unrealized gains from trading securities in the fiscal 1997 periods. Unrealized holding gains (losses) on available-for-sale investments are marked to market value through stockholders' equity and reported separately as part of comprehensive income (see discussion below). The 45.7% increase in fiscal 1997 was due primarily to gains realized from the sale of investments in fiscal 1997.

   Nonrecurring income of $124.0 million in 1998 resulted from Banner's hardware group disposition. Nonrecurring income in 1997 includes the $2.5 million gain from the sale of Scandinavian Bellyloading.

   An income tax provision of $48.7 million in fiscal 1998 represented a 39.4% effective tax rate on pre-tax earnings from continuing operations, excluding equity in earnings of affiliates and minority interest, of $123.4 million. The tax provision was slightly higher than the statutory rate because of goodwill associated with Banner's hardware group disposition, which is not deductible for tax purposes. Income taxes included a $5.7 million tax benefit in fiscal 1997 on a pretax loss of $7.1 million from continuing operations. The tax benefit was due primarily to reversing Federal income taxes previously provided due to a change in the estimate of the required tax accruals. In fiscal 1996, the tax benefit from the loss from continuing operations was $29.8 million.

   Equity in earnings of affiliates decreased $0.6 million in 1998, compared to 1997, and $0.2 million in 1997, compared to 1996. The current year's decrease is attributable to losses recorded by small start-up ventures. The prior year's decrease was attributable to the lower earnings of Nacanco.

   Minority interest increased by $22.8 million in fiscal 1998 as a result of the $124.0 million nonrecurring pre-tax gain recognized from Banner's hardware group disposition.

   Included in earnings (loss) from discontinued operations are the results of Technologies through January 1998, the Company's equity in earnings of Shared Technologies Fairchild prior to the Shared Technologies Fairchild merger, and the results of the Company's telecommunication business, DME and Fairchild Data in fiscal 1996. Losses increased in fiscal 1998 as a result of increased losses recorded at Technologies and lower equity earnings contributed by Shared Technologies Fairchild (see Note 4 to the Company's Consolidated Financial Statements).

   In 1998, the Company recorded a $96.0 million gain, net of tax, on disposal of discontinued operations, from the proceeds received from the Shared Technologies Fairchild merger. Offsetting this gain was an after-tax charge of $36.2 million the Company recorded in connection with the adoption of a formal plan to enhance the opportunities for disposition of Technologies. Included in this charge was (a) $28.2 million, net of an income tax benefit of $11.8 million, relating to the net losses of Technologies since the measurement date, including the write-down of assets for impairment to estimated realizable value; and (b) $8.0 million, net of an income tax benefit of $4.8 million, relating to a provision for operating losses over the next seven months at Technologies. The Company's results are affected by the operations of Technologies, which may fluctuate because of industry cyclicality, equipment development deficiencies, the volume and timing of orders, the timing of new product shipments, customers' capital spending, and pricing changes by Technologies and its competition. Technologies has experienced a reduction of its backlog, and margin compression during the past year, which combined with the existing cost base, is likely to impact future earnings from Technologies. While the Company believes that $36.1 million is a reasonable charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that this estimate is adequate. In fiscal 1996, the Company recorded a $54.0 million gain on disposal of discontinued operations resulting from the sale of DME to Cincinnati Milacron and a $163.1 million nontaxable gain resulting from the Shared Technologies Fairchild merger.

   In fiscal 1998, the Company recognized an extraordinary loss of $6.7 million, net of tax, to write off the remaining deferred loan fees and original issue discounts associated with early extinguishment of the Company's indebtedness pursuant to the repayment of publicly-held debt and refinancing of the credit facilities. In fiscal 1996, the Company recognized an extraordinary loss of $10.4 million, net of tax, as a result of premiums paid, redemption costs, consent fees, and the write-off of deferred loan fees associated with the senior notes and bank debt extinguished prior to maturity.

   Net earnings of $101.1 million in fiscal 1998, improved by $99.8 million, compared to the $1.3 million net earnings recorded in fiscal 1997. This improvement was attributable to a $11.9 million increase in operating income, a $124.0 million non-recurring gain from Banner's hardware group disposition, and the $59.7 million net gain on the disposal of discontinued operations. Partially offsetting this increase was a $54.4 million increase in the income tax provision, a $22.8 million change in minority interest, a $10.0 million decrease in investment income, and the $6.7 million extraordinary loss. Net earnings in fiscal 1997 improved $28.3 million, compared to fiscal 1996, after excluding the $216.7 million net gain on disposal of discontinued operations in 1996. The 1997 increase reflected a $44.8 million improvement in operating profit.

   Comprehensive income includes foreign currency translation adjustments and unrealized holding changes in the fair market value of available-for-sale investment securities. The fair market value of unrealized holding securities increased $20.6 million in fiscal 1998, primarily as a result of an increase in the value of AlliedSignal common stock which was received from Banner's hardware group disposition.

 Segment Results

   Aerospace Fasteners Segment

   Sales in the Aerospace Fasteners segment increased by $118.2 million to $387.2 million, up 43.9% in fiscal 1998, compared to fiscal 1997, reflecting significant growth in the commercial aerospace industry combined with the effect of acquisitions. New orders have stabilized, resulting in a backlog of $177 million at June 30, 1998, down from $196 million at June 30, 1997. Excluding sales contributed by acquisitions, sales increased approximately 21.9% in fiscal 1998 compared to the prior year. Sales in the Aerospace Fasteners segment increased by $51.0 million to $269.0 million, up 23.4% in fiscal 1997, compared to the fiscal 1996 period, reflecting significant growth in the commercial aerospace industry, combined with the Simmonds acquisition.

   Operating income improved by $15.3 million, or 88.2%, in fiscal 1998, compared to fiscal 1997. Acquisitions and marketing changes were contributors to this improvement. Excluding the results provided by acquisitions, operating income increased by approximately 30.8% in fiscal 1998, compared to the same period in the prior year. The Company anticipates that manufacturing and productivity efficiencies will further improve operating income in the coming months. Operating income improved from breakeven to $17.4 million during fiscal 1997, compared to fiscal 1996. This improvement was achieved as a result of accelerated growth in the commercial aerospace industry, particularly in the second half of the year. Certain efficiencies achieved during fiscal 1997 continued to have positive effects on operating income.

   Aerospace Distribution Segment

   Sales in the aerospace distribution segment decreased by $53.3 million, or 13.0%, in fiscal 1998, compared to fiscal 1997. The exclusion of six months' revenues as a result of Banner's hardware group disposition was primarily responsible for the decrease in the current year, in which sales otherwise reflected a robust aerospace industry. Sales increased $281.8 million because twelve months of activity was reported in fiscal 1997 versus four months of activity in fiscal 1996, when the Company became the majority shareholder of Banner and, accordingly, began consolidating their results.

   Operating income decreased $10.6 million in fiscal 1998, compared to fiscal 1997, due to Banner's hardware group disposition. Operating income increased $25.3 million in 1997, compared to 1996, as a result of including only four months of activity after consolidation of Banner in 1996.

   In fiscal 1996, as a result of the transfer of Harco to Banner effective February 25, 1996, the Company recorded four months of sales and operating income of Banner, including Harco as part of the aerospace distribution segment. This segment reported $130.0 million in sales and $5.6 million in operating income for this four-month period ended June 30, 1996. In fiscal 1996, the first eight months of Harco's sales and operating income were included in the aerospace fasteners segment.

   Corporate and Other

   The Corporate and Other classification includes the Gas Springs division and corporate activities. The results of Scandinavian Bellyloading, which was sold at fiscal 1997 year end, are included in the prior period results. The group reported a decrease in sales of $9.4 million, in 1998, as compared to 1997, due to the exclusion of Scandinavian Bellyloading's results in the current year. Sales increased in 1997 as a result of improved results contributed by Scandinavian Bellyloading. The operating loss decreased by $7.2 million in 1998, compared to fiscal 1997, as a result of an increase in other income and a decrease in legal expenses. Over the past three years, corporate administrative expense as a percentage of sales has decreased from 4.5% in 1996 to 2.8% in 1997 to 2.2% in 1998.

Financial Condition, Liquidity and Capital Resources

   Total capitalization as of June 30, 1998 and March 28, 1999 amounted to $789.6 million and $683.2 million, respectively. The changes in capitalization included a decrease in debt of $54.6 million and a decrease in equity of $51.9 million. The decrease in debt was the result primarily of proceeds received from the divestiture of Solair and proceeds received from the liquidation of investments used to reduce debt, offset partially from additional borrowings for the purchase of some of the Company's common stock.

   The decrease in equity was due primarily to a $22.1 million purchase of treasury stock, the $16.1 million reported loss, and a $14.2 million change in cumulative other comprehensive income.

   The Company maintains a portfolio of investments classified as available-for-sale securities, which had a fair market value of $46.2 million at March 28, 1999. The market value of these investments decreased $15.6 million in the first nine months of fiscal 1999 due primarily to the liquidation of investments in which investment income of $37.7 million was realized. While there is risk associated with market fluctuations inherent in stock investments, and because the Company's diversification of its portfolio is small, large swings in the value of the portfolio should be expected. In the nine months ended March 28, 1999, the Company liquidated substantially all of its AlliedSignal common stock and subsequently has used the proceeds therefrom in connection with the acquisition of KTI. Through the March 1999, the Company sold approximately 4.8 million shares of AlliedSignal common stock for aggregate proceeds of approximately $214.4 million.

   Net cash used for operating activities for the nine months ended March 29, 1998 and March 28, 1999 was $104.0 million and $20.5 million, respectively. The primary use of cash for operating activities in the first nine months of fiscal 1999 was a decrease of $56.1 million in accounts payable and accrued liabilities and an increase in other non-current assets of $31.4 million. Partially offsetting the use of cash from operating activities was a $50.5 million decrease in inventories and a $18.6 decrease in accounts receivable. In the first nine months of fiscal 1998, the primary use of cash for operating activities was a $33.7 million increase in inventories, $16.6 million increase in other current assets and accounts receivable of $7.3 million and a $35.0 million decrease in accounts payable and other accrued liabilities.

   Net cash provided from investing activities for the nine months ended March 29, 1998 and March 28, 1999, amounted to $93.8 million and $214.5 million, respectively. In the first nine months of fiscal 1999, the primary source of cash from investing activities was $173.4 million from the liquidation of investment securities and $60.4 million of gross proceeds received from disposition of Solair, partially offset by $18.7 million of capital expenditures. In the first nine months of fiscal 1998, the primary source of cash from investing activities was $168.0 million of net proceeds received from investment liquidations in Shared Technologies Fairchild Inc., offset partially by $58.8 of cash used for acquisitions, including minority interests in subsidiaries, and $23.7 million of capital expenditures.

   Net cash provided by (used for) financing activities for the nine months ended March 29, 1998 and March 28, 1999, amounted to $55.1 million and $(77.4) million, respectively. Cash used for financing activities in the first nine months of fiscal 1999 included a $135.6 million repayment of debt and the $22.1 million purchase of treasury stock, offset partially by a $80.1 million net increase from the issuance of additional debt. The primary source of cash provided by financing activities in the first nine months of fiscal 1998 was the net proceeds received from the issuance of additional stock of $54.2 million.

   The Company's principal cash requirements include debt service, capital expenditures, acquisitions, and payment of other liabilities. Other liabilities that require the use of cash include postretirement benefits, environmental investigation and remediation obligations, and litigation settlements and related costs. The Company expects that cash on hand, cash generated from operations, and cash from borrowings and asset sales will be adequate to satisfy cash requirements.

Mergers and Financing Activities

   On April 8, 1999, the Company acquired the remaining 15% of the outstanding common and preferred stock of Banner not already owned by the Company, through a merger with Banner. Under the terms of the Banner merger, each share of Banner's preferred stock was converted into the right to receive one share of Banner common stock and each share of Banner common stock, other than those owned by the Company, was converted into the right to receive 0.7885 shares of the Company's Class A common stock. The Company issued 2,981,412 shares of Class A common stock as a result of the Banner merger. Banner is now the Company's wholly-owned subsidiary.

   On April 20, 1999, the Company completed the KTI acquisition for approximately $222 million and assumed approximately $103 million of KTI's existing debt. In addition, the Company paid $28 million for a covenant not to compete from KTI's largest shareholder. The acquisition was financed with existing cash, the sale of $225 million of 10 3/4% senior subordinated notes due 2009, and a new bank credit facility.

   Concurrently with the closing of the acquisition of KTI and the issuance of $225 million 10 3/4% senior subordinated notes due 2009, the Company entered into a new credit facility. The new credit facility provides total lending commitments of $325 million comprised of a $100 million revolving credit facility and a $225 million term loan facility. The term loan bears interest at LIBOR plus 3.25% and the revolving credit facility bears interest at LIBOR plus 3.0%. Additionally, the revolving credit facility is subject to a non-use fee of 0.5%. The term loan matures on April 30, 2006 and the revolving credit facility matures on April 30, 2005. Borrowings under the new credit facility were used to refinance the Company's previous credit facilities and to finance the acquisition of KTI.

   During May 1999, the Company achieved annual cost savings of approximately $10.0 million by taking the following actions in connection with integrating the operations of Fairchild with KTI. First, personnel reductions representing approximately $7.0 million in annual cost savings were made in the sales and marketing, corporate office, and manufacturing departments. Second, $3.1 million of annual cost savings were achieved due to negotiated contractual price discounts for raw materials and supplies of the combined businesses. In May 1999, the Company also announced the closing of three manufacturing facilities and the consolidation of various product lines. The Company estimates additional annual cost savings of at least an additional $3.4 million will be achieved through various actions to be taken within the next 90 days aggregating $13.4 million on an annual basis. The Company also expects to incur approximately $20.0 million in one-time charges associated with the implementation of these cost savings.

Discontinued Operations

   For the Company's fiscal years ended June 30, 1996, 1997, 1998, and for the first nine months of fiscal 1999, Technologies had pre-tax operating losses of approximately $1.5 million, $3.6 million, $48.7 million, and $25.0 million, respectively. The after-tax operating loss from Technologies exceeded the June 1998 estimate recorded for expected losses on disposal by $9.2 million through March 1999. An additional after-tax charge of $19.7 million was recorded in the nine months ended March 28, 1999, based on a current estimate of the remaining losses in connection with the disposition of Technologies. While the Company believes that $19.7 million is a reasonable charge for the remaining losses of Technologies, there can be no assurance that this estimate is adequate.

   During the third quarter of fiscal 1999, the Semiconductor Equipment Group of Technologies ceased all manufacturing activities, began to dispose of its production machinery and existing inventory, informed customers and business partners that it has discontinued operations, significantly reduced its workforce, and stepped up the level of discussions and negotiations with other companies regarding the sale of its remaining assets. Technologies is also exploring several alternative transactions with potential successors to the business of its Optical Disc Equipment Group, but has made no definitive arrangement for its disposition.

   In May 1999, Technologies sold to Apex certain photoresist equipment and licensed certain related Technology in Korea and Taiwan in exchange for shares of Apex stock publicly traded in Korea then worth $5.0 million and certain future considerations.

   In June 1999, Technologies sold to Suss Microtech AG certain equipment and intellectual property of its semiconductor business in exchange for cash of approximately $8.0 million, royalties based on future sales and 350,000 shares of Suss stock publicly traded on a German stock exchange, then worth 3.5 million Euros.

   On July 28, 1999, the Company sold its 31.9% interest in Nacanco Paketleme, a Turkish beverage can producer, to American National Can Group, Inc. for $48.2 million in cash.

Uncertainty of the Spin-Off

   In order to focus its operations on the fastener industry, the Company has been considering, for some time, distributing (the "spin-off") to its stockholders certain of its assets via distribution of all of the stock of Fairchild Industrial Holdings Corp., which may own all or a substantial part of the Company's non-fastener operations. The Company is still in the process of deciding the exact composition of the assets and liabilities to be included in Fairchild Industrial Holdings, but such assets would be likely to include certain real estate interests. The ability of the Company to consummate the spin-off, if it should choose to do so, would be contingent, among other things, on obtaining consents and waivers under the Company's credit facility and all necessary governmental and third party approvals. There is no assurance that the Company will be able to obtain the necessary consents and waivers from its lenders. In addition, the Company may encounter unexpected delays in effecting the spin-off, and the Company can make no assurance as to the timing thereof. There can be no assurance that the spin-off will occur.

   Depending on the ultimate structure and timing of the spin-off, it may be a taxable transaction to stockholders of the Company and could result in a material tax liability to the Company and its stockholders. The amount of the tax to the Company is uncertain, and if the tax is material to the Company, the Company may elect not to consummate the spin-off. Because circumstances may change and provisions of the Internal Revenue Code of 1986, as amended, may be further amended from time to time, the Company may, depending on various factors, restructure or delay the timing of the spin-off to minimize the tax consequences thereof to the Company and its stockholders, or elect not to consummate the spin-off. Under the spin-off, it is expected that Fairchild Industrial Holdings may assume certain liabilities, including contingent liabilities of the Company and may indemnify the Company for such liabilities. In the event that Fairchild Industrial Holdings is unable to satisfy the liabilities, which it will assume in connection with the spin-off, the Company may have to satisfy such liabilities.

Year 2000

   As the end of the century nears, there is a widespread concern that many existing data processing devices that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not properly modified, these data processing devices could fail, create erroneous results, or cause unanticipated systems failures, among other problems. In response, the Company has developed a worldwide Year 2000 readiness plan that is divided into a number of interrrelated and overlapping phases. These phases include corporate awareness and planning, readiness assessment, evaluation and prioritization of solutions, implementation of remediation, validation testing, and contingency planning. Each phase is discussed below.

   Awareness. In the corporate awareness and planning phase, the Company formed a Year 2000 project group under the direction of the Company's Chief Financial Officer, identified and designated key personnel within the Company to coordinate its Year 2000 efforts, and retained the services of outside technical review and modification consultants. The project group prepared an overall schedule and working budget for the Company's Year 2000 plan. The Company has completed this phase of its Year 2000 plan. The Company evaluates its information technology applications regularly, and based on such evaluation revises the schedule and budget to reflect the progress of the Company's Year 2000 readiness efforts. The Chief Financial Officer regularly reports to the Company's management and the audit committee of the board of directors on the status of the Year 2000 project.

   Assessment. In the readiness assessment phase, the Company, in coordination with its technical review consultants, has been evaluating the Company's Year 2000 preparedness in a number of areas, including its information technology infrastructure, external resources, physical plant and production facilities, equipment and machinery, products and inventory. The Company has substantially completed this phase of its Year 2000 Plan. However, the Company is continuing to assess the extent and implications relating to product inventories maintained by Technologies that include embedded data processing technology. In addition, pending the completion of all validation testing, the Company continues to review all aspects of its Year 2000 preparedness on a regular basis. In this respect, we have designated officers at each business segment to provide regular assessment updates to our outside consultants. These consultants are assimilating a range of alternative methods to complete each phase of our Year 2000 plan and are reporting regularly their findings and conclusions to the Company's Chief Financial Officer.

   Evaluation. In the evaluation and prioritization of solutions phase, the Company seeks to develop potential solutions to the Year 2000 issues identified in the Company's readiness assessment phase, consider those solutions in light of the Company's other information technology and business priorities, prioritize the various remediation tasks, and develop an implementation schedule. This phase is ongoing and will not be completed until after October 31, 1999, when all validation testing is anticipated to be completed. However, identified problems are corrected as soon as practicable after identification. To date, the Company has not identified any major information technology system or non-information technology system that it must replace in its entirety for Year 2000 reasons. The Company has also determined that most of the Year 2000 issues identified in the assessment phase can be addressed satisfactorily through system modifications, component upgrades and software patches. Thus, the Company does not presently anticipate incurring any material systems replacement costs relating to the Year 2000 issues.

   Implementation. In the implementation of remediation phase, the Company, with the assistance of its technical review and modification consultants, began to implement the proposed solutions to any identified Year 2000 issues. The solutions include equipment and component upgrades, systems and software patches, reprogramming and resetting machines, and other modifications. Substantially all of the material systems within the aerospace fasteners and aerospace distribution segments of the Company's business are currently Year 2000 ready. However, the Company is continuing to evaluate and implement Year 2000 modifications to embedded data processing technology in certain manufacturing equipment used in its aerospace fasteners segment. At Fairchild Technologies, the Company intends, but has no specific plan, to replace and upgrade a number of its systems that are not Year 2000 compliant.

   Testing. In the validation testing phase, Fairchild seeks to evaluate and confirm the results of its Year 2000 remediation efforts. In conducting its validation testing, the Company is using, among other things, proprietary testing protocols developed internally and by the Company's technical review and modification consultants, as well as testing tools such as Greenwich Mean Time's Check 2000 and SEMATECH's Year 2000 Readiness Testing Scenarios Version
2.0. The Greenwich tools identify potential Year 2000-related software and data problems, and the SEMATECH protocols validate the ability of data processing systems to rollover and hold transition dates. Testing for the aerospace fasteners segment is approximately 20 percent complete, and testing for the aerospace distribution segment is approximately 30 to 40 percent complete. To date, the results of the Company's validation testing have not revealed any new and significant Year 2000 issues or any ineffective remediation. The Company expects to complete testing of its most critical information technology and related systems by June 30, 1999.

   Contingency Planning. In the contingency planning phase, the Company, together with its technical review consultants, is assessing the Year 2000 readiness of its key suppliers, distributors, customers and service providers. Toward that objective, the Company has sent letters, questionnaires and surveys to its business partners, inquiring about their Year 2000 readiness arrangements. The average response rate to date has been approximately 40%, but all of our most significant business partners have responded to our inquiries. In this phase, the Company also began to evaluate the risks to the Company that its failure or the failure of others to be Year 2000 ready would cause a material disruption to, or have a material effect on, the Company's financial condition, business or operations. So far, we have identified only our aerospace fasteners MRP system as being both mission critical and potentially at risk. In mitigation of this concern, we have engaged a consultant to test and evaluate the manufacturer-designed Year 2000 patches for the system. This testing has only recently commenced, but no significant problems have been identified. The Company also is developing and evaluating contingency plans to deal with events arising from significant Year 2000 issues outside of our infrastructure. In this regard, the Company is considering the advisability of augmenting its inventories of certain raw materials and finished products, securing additional sources for certain supplies and services, arranging for back-up utilities, and exploring alternate distribution and sales channels, among other things.

   The following chart summarizes the Company's progress, by phase and business segment, in completing its Year 2000 plan:

                    Percentage of Year 2000 Plan Completed
                        (By Phase and Business Segment)

                                                                           1999 Quarter
                         1997 Quarter Ended      1998 Quarter Ended           Ended
                         ------------------ ------------------------------ ------------
                         September December March June  September December    March       Work
                            30        27     31    30      30        27         28      Remaining
                         --------- -------- ----- ----  --------- -------- ------------ ---------
Awareness:
  Aerospace Fasteners...     50%     100%    100% 100%     100%      100%      100%          0%
  Aerospace
   Distribution.........    100      100     100  100      100       100       100           0
Assessment:
  Aerospace Fasteners...              25      50   75      100       100       100           0
  Aerospace
   Distribution.........               0       0    0       50       100       100           0
Evaluation:
  Aerospace Fasteners...                                     0        70        90          10
  Aerospace
   Distribution.........                                    20       100       100           0
Implementation:
  Aerospace Fasteners...                                              50        60          40
  Aerospace
   Distribution.........                                              40        75          25
Testing:
  Aerospace Fasteners...                                              20        35          65
  Aerospace
   Distribution.........                                           30-40        70          30
Contingency Planning:
  Aerospace Fasteners...                                     0        20        35          65
  Aerospace
   Distribution.........                                    25        50        65          35

   The following chart summarizes the total costs incurred by the Company as of December 27, 1998, by business segment, to address Year 2000 issues, and the total costs the Company reasonably anticipates incurring during 1999 relating to the Year 2000 issue.

                         Year 2000 Costs as Anticipated Year 2000 Costs
                         of March 28, 1999  During the Next Nine Months
(In Thousands)           ------------------ ---------------------------
Aerospace Fasteners
 Segment................        $550                  $3,250
Aerospace Distribution
 Segment................        $550                  $  100

   The Company has funded the costs of its Year 2000 plan from general operating funds, and all such costs have been deducted from income. To date, the costs associated with the Company's Year 2000 efforts have not had a material effect on, and have caused no delays with respect to, our other information technology programs or projects.

   The Company anticipates that it will complete its Year 2000 preparations by October 31, 1999. Although the Company's Year 2000 assessment, evaluation, implementation, testing and contingency planning phases are not yet complete, the Company does not currently believe that Year 2000 issues will materially affect its business, results of operations or financial condition. However, in some international markets in which the Company conducts business, the level of awareness and remediation efforts by third parties, utilities and infrastructure managers relating to the Year 2000 issue may be less advanced than in the United States, which could, despite the Company's efforts, have an adverse effect on us. If the Company's Year 2000 programs are not completed on time, or its mission critical systems are not Year 2000 ready, the Company could be subject to significant business interruptions, and could be liable to customers and other third parties for breach of contract, breach of warranty, misrepresentation, unlawful trade practices and other claims.

Recently Issued Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report certain information about its reportable operating segments in annual and interim financial reports. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company will adopt SFAS 131 in fiscal 1999.

   In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises and improves the effectiveness of current note disclosure requirements for employers' pensions and other retiree benefits by requiring additional information to facilitate financial analysis and eliminating certain disclosures which are no longer useful. SFAS 132 does not address recognition or measurement issues. The Company will adopt SFAS 132 in fiscal 1999.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. It requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. The corresponding derivative gains or losses are reported based on the hedge relationship that exists, if any. Changes in the fair value of hedges that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in earnings. Most of the general qualifying criteria for hedge accounting under SFAS 133 were derived from, and are similar to, the existing qualifying criteria in SFAS 80 "Accounting for Futures Contracts." SFAS 133 describes three primary types of hedge relationships: fair value hedge, cash flow hedge, and foreign currency hedge. The Company will adopt SFAS 133 in fiscal 2001 and is currently evaluating the financial statement impact.

           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

   The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, which include interest rate swaps. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

                      Expected Fiscal Year Maturity Date

                                     1999  2000     2001    2002 2003 Thereafter
                                     ---- -------  -------  ---- ---- ----------
Interest Rate Swaps
  Variable to Fixed.................  --  $20,000  $60,000   --   --   $100,000
  Average cap rate..................  --     7.25%    6.81%  --   --       6.49%
  Average floor rate................  --     5.84%    5.99%  --   --       6.24%
  Weighted average rate.............  --     4.99%    4.90%  --   --       5.62%
  Fair Market Value.................  --      (95)    (454)  --   --     (6,912)

                                   INDUSTRY

 Aerospace Market

   We estimate that the worldwide market for aerospace fasteners was approximately $1.7 billion in 1998. The aerospace industry has, for the past three years, enjoyed very favorable conditions driven by strong growth in new commercial aircraft orders, an increase in miles flown by existing aircraft and the need to modify and perform additional maintenance on older aircraft. More recently, industry analysts are projecting a softening of demand after a projected record level of deliveries in 1999. On a pro forma basis, giving effect to our acquisitions, our bookings for fiscal 1999 through May are slightly less than the comparable period for fiscal 1998. Management estimates that the total demand for fasteners in the aerospace industry will decline over the next two years, due to a projected reduction in future aircraft deliveries and customer deliveries, particularly at Boeing.

   Demand for aerospace fasteners and other aerospace parts is closely related to delivery and use rates for commercial and military aircraft. Delivery and use rates are in turn directly related to the actual and projected volume of passenger and freight traffic, average aircraft age, global fleet size and government defense expenditures.

 Pricing

   Over time, demand for fasteners is tightly correlated to pounds of aircraft delivered. The pricing outlook for fastener products has improved over the past few years, although not to the level enjoyed prior to the industry down cycle in 1992-1995. Increasingly, OEMs expect that cost savings from consolidation and efficiency will be shared with them through lower prices. At the urging of their customers, manufacturers are now taking steps to hold or reduce prices. Prior to the 1998 Asian downturn, the demand for new aircraft and lower fastener manufacturing capacity caused by downsizing during the 1992-1995 period helped maintain fastener prices. The Company believes that, after rising in 1996, 1997 and the first half of 1998, prices leveled off in the second half of 1998. Certain industry analysts are predicting that aircraft prices for 1999 will decline slightly and as we anticipated, we have begun to see the softening of prices and increasing inventory pressures in the industry.

 Air Travel and Aircraft Orders

   Air travel in 1997 continued to grow at a rate above the long-term trend, but grew less quickly in 1998. According to the Boeing 1998 Current Market Outlook, world air traffic grew 6.1% in 1997 compared to 6.8% in 1996. For the industry as a whole, load factors reached record levels in 1997. The International Civil Aviation Organization forecasts show that world air traffic grew at 1% during 1998 and projects world air traffic to grow at approximately 4.9% per year for the next 20 years. To carry this traffic, approximately 13,600 more aircraft will be needed by 2017, even with productivity utilization improvements and higher capacity utilization.

   Air travel growth and airline profitability led to more aircraft orders in 1996, 1997 and 1998. While aircraft orders have increased for the past four years, aircraft deliveries began to rise in 1996. In 1998, a total of 788 commercial aircraft were delivered by Boeing and Airbus. Strong traffic growth in Europe and sustained profits by U.S. airlines will likely maintain production levels through 1999, and possibly into 2000, as airlines buy aircraft that comply with Stage 3 noise reduction replacement and growth requirements. Thereafter, aircraft requirements may decline to a level that more closely reflects passenger and cargo traffic growth. The Boeing Outlook projects that from 1998 through 2007, domestic and international airlines will lease or purchase over 7,600 new aircraft, thereby increasing the worldwide commercial fleet from approximately 12,300 aircraft at the end of 1997 to approximately 17,700 aircraft, net of retirements through 2004, at the end of 2007. Approximately half of the requirements are projected to be delivered by 2004. Any surplus of projected deliveries over the Boeing Outlook's demand analysis is expected to result from substantially increased retirement rates of aircraft with over 25-30 years in service. Through most of the current cycle, airlines have shown restraint and have not seemed compelled to place large orders simply to secure near-term delivery positions. Manufacturers have helped dampen the order cycle by demonstrating their willingness to raise production rates as much as may be required to deliver new aircraft to customers when they need them.

Aircraft Deliveries by Year
(Millions of Pounds of Aircraft Delivered)

                           [BAR CHART APPEARS HERE]

           1990   1991   1992   1993   1994   1995   1996   1997   1998   1999   2000  2001    2002   2003
           ----   ----   ----   ----   ----   ----   ----   ----  -----  -----  -----  ----   -----  -----
Airbus      6.9    8.2    8.6   21.0   25.1   32.8   27.3   27.5   34.1   40.1   44.1  40.0    36.7   34.8
Boeing     76.3   86.0   86.1   67.6   49.1   41.6   47.4   66.0   87.1   93.5   66.3  57.8    63.8   69.2
           ----   ----   ----   ----   ----   ----   ----   ----  -----  -----  -----  ----   -----  -----
           83.2   94.2   94.7   88.6   74.2   74.4   74.7   93.5  121.2  133.6  110.4  97.9   100.5  104.0

% Growth          13.1%    0.5% (6.5%) (16.3%)  0.3%  0.4%  25.1%  29.7%  10.2%  (17.4%)  (11.4%)  2.7%  3.5%
Number
of Aircraft:
Boeing        523  591      568  409     310    256   269    375    559    620     490      435    460   475
Airbus         95  163      157  161     157    173   164    187    229    285     327      312    287   267
              --- ----  -------  ---     ---    ---   ---    ---    ---    ---     ---      ---    ---   ---
 Total        618  754      725  570     467    429   433    562    788    905     817      747    747   742

Source: JSA Research, The World Airliner Market, and the Boeing Company.

 Overview of Aircraft Production

   We believe that over the next five years airlines will be required to replace a significant portion of their existing fleets as the large number of aircraft delivered in the 1960s become increasingly uneconomic to operate and the deadlines approach for compliance with the stringent noise regulations adopted in the United States and Europe. About 60% of units delivered before January 1, 2000 will be for single-aisle aircraft replacement. Because of a boom in aircraft deliveries to U.S. airlines in the late 1960s, a large number of single-aisle jets have now completed three decades of service. Although airlines are not required to replace these aircraft, operators have considerable economic incentive to do so because older jets are increasingly uneconomical to operate.

   Future aircraft production is expected to increase due to noise standards. This noise and maintenance driven replacement within the single-aisle fleet accounts for the bulk of the current cycle's replacement orders. U.S. operators have by now completed their plans for complying with the coming regulatory limits, as have most European carriers. Our fastener business benefits from noise reduction modifications because modifying an airplane to comply with the noise regulations requires a substantial number of fasteners. For the past two years, between 50% and 65% of airline fleet planes have had to meet FAA Stage 3 noise limitation requirements. This year the figure must rise to 75% and 100% of airline planes must be Stage 3 compliant by January 1, 2000.

   The Boeing Outlook projects, however, that average aircraft size should rise slightly through 2007. As airlines seek to serve a growing number of air travelers with existing restrictions on arrival and departure slots, airport gates and ramp capacity, commercial aircraft OEMs are experiencing increased orders for heavier, wide bodied aircraft of intermediate size. Wide bodied aircraft generally require a greater number of fasteners than smaller aircraft. Although Airbus consortium predicts an increase in the number of seats per flight over the next two decades, Boeing reports that the average number of seats per flight has decreased in recent years, and demand for aircraft which are 747-size or larger is projected to stabilize, accounting for only 15% of future sales revenue.

 Defense Market

   Declining defense budgets and increasing pressures for cost reductions have precipitated a major consolidation in the defense industry and its subcontractors, including within our and KTI's sectors. We believe that large diversified companies are likely to continue to divest non-strategic defense assets, as noncompetitive cost structures and lack of long-term commitment to the industry have put such diversified companies at a competitive disadvantage. For 1999, the Center for Strategic and Budgetary Assessments projects defense procurement spending to increase by 8.7% or $3.9 billion to $48.7 billion.

 Industrial Market

   The Freedonia Group estimated the worldwide fastener market for automotive, electrical and other non-aerospace industries to be $5.3 billion in 1998. Each of these markets is served by a number of small and mid-sized companies. The automotive market represents the single largest end-use market for industrial fasteners, with over 20% of total fastener demand. The Company expects demand for specialty and value added fasteners, such as self-locking fasteners and fasteners fabricated from high performance alloys and composites, to continue to grow.

                                   BUSINESS

General

   We are a leading worldwide aerospace and industrial fastener manufacturer and distribution logistics manager and, through our wholly-owned subsidiary, Banner, an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Through internal growth and strategic acquisitions, we have become one of the leading suppliers of fasteners to aircraft OEMs, such as Boeing, Airbus consortium, Lockheed Martin, British Aerospace and Aerospatiale, subcontractors to OEMs, independent distributors and the aerospace aftermarket.

   Our aerospace business consists of two segments: aerospace fasteners and aerospace parts distribution. Our aerospace fasteners segment manufactures, markets high performance fastening systems, and tooling and related services used in the manufacture and maintenance of commercial and military aircraft. Our aerospace distribution segment stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, fixed-base operators, corporate aircraft operators and other aerospace companies.

   Our business strategy is as follows:

   Maintain Quality Leadership. The aerospace market is extremely demanding in terms of precision manufacturing and all parts must be certified by OEMs pursuant to the FAA's regulations and those of other equivalent foreign regulators. Substantially all of our plants are ISO-9000 approved. We have won numerous industry and customer quality awards and are preferred suppliers for major aerospace customers. In order to be named a preferred supplier, a company must qualify its products through a customer specific quality assurance program and adhere to it strictly. Approvals and awards we have obtained include; Boeing D1 9000 Rev A; Boeing (St. Louis) Silver Supplier; Boeing Source Approved; DaimlerChrysler Aerospace Source Approved; General Electric Source Approved; Pratt & Whitney Source Approved; Lockheed-Martin Star Supplier; and DISC Large Business Supplier of the Year.

   Lower Manufacturing Costs. We have invested significantly over the past few years in state-of-the-art machinery, employee training and manufacturing techniques to produce products at the lowest cost while maintaining high quality. This investment in process superiority has resulted in increased capacity, lower break-even levels in the various plants of both companies and faster cycle times, while reducing defect levels and improving turnaround times for customers. For example, the customer rejection rate at our aerospace fasteners segment has fallen from an average of 18.2% in fiscal 1995 to an average of 1.4% for the first nine months of fiscal 1999. In addition, scrap and rework costs as a percentage of net sales in our aerospace fasteners segment have fallen from an average of 9.3% in fiscal 1995 to an average of 4.0% for the first nine months of fiscal 1999. Our on-time delivery rate in our aerospace fasteners segment has improved significantly since fiscal 1997, to levels that are currently the best in our operating history. We view these improvements as one of the keys to our business success that will allow us to better manage industry cycles.

   Supply Logistics Services. Our aerospace industry customers are increasingly requiring additional supply chain management services as they seek to manage inventory and lower their manufacturing costs. In response, we are developing a number of logistics and supply chain management services that we expect will contribute to our growth and our value to our customers.

   Capitalize on Global Presence. The aerospace industry is global and customers increasingly seek suppliers with the ability to provide reliable and timely service worldwide. Our recent combination with KTI provides us with increased manufacturing and distribution capabilities in the U.S. and Europe and sales offices worldwide.

   Grow through Acquisitions. Despite a trend toward consolidation, the aerospace components industry remains fragmented. Consolidation has been driven, in part, by the combination of the OEMs as they seek to reduce their procurement costs. We have successfully integrated a number of acquisitions, achieving material synergies in the process, and anticipate further opportunities to do so in the future.

   Our strategy is based on the following strengths:

   Complementary Market Share and Expanded Product Range. Historically, both KTI and we have focused on different market segments where economies of scale could be achieved through the ability to produce high quality parts at low cost. As a result of the acquisition of KTI, we have expanded the range of products we offer. This expansion will permit us to provide our customers with more complete fastening solutions, by offering engineering and logistics across the breadth of a customer's aerospace needs. For example, KTI's internally threaded fasteners such as engine nuts, may now be sold in combination with our externally threaded fasteners, such as bolts and pins, to provide a single fastening system. This will limit the inventory needs of the customer, minimize handling costs and reduce waste.

   Long-Term Customer Relationships. We have historically worked closely with our customers to provide high quality engineering solutions accompanied by superior service levels. As a result, our customer relationships are generally long-term. For example, in the fall of 1998 we were awarded a series of long-term commitments from Boeing and certain other customers to provide a significant quantity of aircraft fastening components over the next three to five years. We have benefited from the trend of OEMs in reducing their number of suppliers in recent years in an effort to lower costs and to ensure quality and availability. We have become or been retained as a key supplier to the OEMs and increased our overall share of OEM business. OEMs are becoming increasingly demanding in terms of overall service level, including just-in-time delivery of components to the production line. We believe that our focus on customer service will solidify our relationships with our customers.

   Diverse End Markets. Although a significant proportion of our sales are to OEMs in the commercial aerospace industry, we have significant sales to the defense, aerospace aftermarket and industrial markets. In addition, Banner's distribution business has a very low OEM component. We believe this diversification will help mitigate the effects of the OEM cycle on our results.

   Experienced Management Teams. We have a management team with many years of experience in the aerospace components industry and a history of improving quality, lowering costs and raising the level of customer service, leading to higher overall profitability. In addition, our management team has achieved growth by successfully integrating a number of acquisitions.

Fairchild

 Aerospace Fasteners

   Through our aerospace fasteners segment, we are a leading worldwide manufacturer and distributor of fastening systems, used primarily in the construction and maintenance of commercial and military aircraft. In the past 18 months, we have made a concerted effort to establish a substantial position in the distribution/logistics segment of the aerospace fasteners industry. Through the acquisitions of Special-T Fasteners in the United States and AS+C in Europe, we have created a unique capability that we believe enhances dramatically our status as the premier fastening solutions provider in the industry. The aerospace fastener segment accounted for 50.9% of our net sales in fiscal 1998 and 66.5% of our net sales for the nine months ended March 28, 1999.

 Products

   In general, aerospace fasteners we produce are highly engineered, close tolerance, high strength fastening devices. Products range from standard aerospace screws, to more complex systems that fasten airframe structures, and sophisticated latching or quick disconnect mechanisms that allow efficient access to internal parts which require regular servicing or monitoring. Our aerospace fasteners segment produces and sells products under various trade names and trademarks including Voi-Shan(R) (fasteners for aerospace structures), Screwcorp(R) (standard externally threaded products for aerospace applications), RAM(R) (custom designed mechanisms for aerospace applications), Camloc(R) (components for the industrial, electronic, automotive and aerospace markets), Tridair(R) and Rosan(R) (fastening systems for highly-engineered aerospace, military and industrial applications). Our aerospace fasteners segment also manufactures and supplies fastening systems used in non-aerospace industrial, electronic and marine applications.

   Principal product lines of our aerospace fasteners segment include:

   Standard Aerospace Airframe Fasteners--These fasteners include those best described by their head style or recess. They are commonly referred to as Hi-Torque Speed Drive(R), Tri-Wing(R), Torq-Set(R), Phillips(R) and Hex Heads(R).

   Commercial Aerospace Structural and Engine Fasteners--These fasteners consist of more highly engineered permanent or semi-permanent fasteners used in non-critical but more sophisticated airframe and engine applications, which could involve joining more than two materials. These fasteners are generally engineered to specific customer requirements or manufactured to specific customer specifications for special applications, often involving exacting standards. These fasteners include Hi-Lok(R), Veri-Lite(R), Eddie-Bolt2(R) and customer proprietary engine nuts.

   Proprietary Products and Fastening Systems--These very highly engineered proprietary fasteners are designed by us for specific customer applications and include high performance structural latches and hold down mechanisms. These fasteners are usually proprietary in nature and are primarily used in either commercial aerospace or military applications. These fasteners include Visu-Lok(R), Composi-Lok(R), Keenserts(R), Mark IV(TM), Flatbeam(TM) and RingLock(TM) among others.

   Highly Engineered Fastening Systems for Industrial Applications--These highly engineered fasteners are designed by us for specific niche applications in the electronic, automotive and durable goods markets and are sold under the Camloc(R) trade name.

 Sales and Markets

   The products of our aerospace fasteners segment are sold primarily to domestic and foreign OEMs of airframes, subcontractors to OEMs, engine manufacturers, and to the maintenance and repair market through distributors. We estimate that 51% of our net sales for the twelve months ended March 28, 1999 were to commercial OEMs and the remainder are to defense OEMs, industrial and after-market customers. Approximately 66% of our net sales for fiscal 1998 are believed destined for domestic use. Major customers include OEMs such as Boeing, the Airbus consortium, General Electric, Lockheed Martin, British Aerospace and Aerospatiale and their subcontractors, as well as major aerospace hardware distributors such as AlliedSignal, Tri-Star Aerospace and Wesco Aircraft Hardware. Over the past two years, OEMs have significantly increased their production levels. In addition, OEMs are increasingly interested in programs to reduce inventories. In response, we are expanding our efforts to provide parts and services through our subsidiaries, such as Special-T Fasteners in the United States and AS+C in Europe. Although no one customer accounted for more than 10% of our net sales in fiscal 1998 or for the nine months ended March 28, 1999, the majority of our revenues come from customers providing parts or services to Boeing, including defense sales, and the Airbus consortium and their subcontractors. Accordingly, we are dependent on the business of those manufacturers.

  Revenues in the aerospace fasteners segment are closely related to aircraft production. As OEMs searched for cost cutting opportunities during the commercial aerospace industry recession of 1993-1995, parts manufacturers, including ourselves, accepted lower profit margins and/or smaller lot sizes to maintain market share, at lower profit margins. However, during recent years, this situation has changed as build rates in the aerospace industry have increased and resulted in capacity constraints. Although lead times have increased, we have been able to provide our major customers with favorable pricing, while maintaining or increasing margins by negotiating for larger minimum lot sizes that are more economic to manufacture. In addition, we have eliminated "make and hold" contracts under which large volume buyers would require current production of parts for long-term unspecified dates of delivery. Overall, existing backlog is anticipated to result in higher margins due to larger and more efficient lot sizes, combined with the utilization of recently acquired customized production capacity, improved profitability arising from training programs for all employees and additional logistic services.

   Fasteners also have applications in the automotive/industrial markets, where numerous special fasteners are required, such as engine nuts and bolts, wheel bolts and turbocharger tension bolts. We are actively targeting the growing high technology, automotive, high speed rail, heavy truck and other industrial markets.

 Manufacturing and Production

   Our aerospace fasteners segment has ten primary manufacturing facilities, of which four are located in the United States and six are located in Europe. Each facility has virtually complete production capability, and subcontracts only those production steps for which outside processors provide a more effective solution. Each plant is designed to produce a specified product or group of products, determined by production process involved and certification requirements. Our largest customers have recognized our quality and operational controls by granting us advanced quality system status such as Boeing's D1-9000A. All of our plants have been ISO-9000 approved and we have won numerous industry and customer quality awards.

   We have a fully operational modern information system at all of our U.S. facilities, which was expanded to most of our European operations in fiscal 1998. We will expand this information system to the remaining European operations in fiscal 1999. The new system performs detailed and timely cost analysis of production by product and facility. Updated MIS systems also help us to better service our customers. OEMs require each product to be produced in an OEM-qualified/OEM-approved facility.

 Competition

   Despite intense competition in the industry, we remain the dominant manufacturer of aerospace fasteners. In 1998, the worldwide aerospace fastener market was approximately $1.7 billion. We estimate that we hold approximately 21% of the market and compete with SPS Technologies, Hi-Shear and the Huck International Division of the Cordant Technologies Corporation, which we believe hold approximately 15%, 12% and 11% of the market, respectively. In Europe, our largest competitors are Blanc Aero and Southco Fasteners.

   Quality, performance, service and price are generally the prime competitive factors in the aerospace fasteners segment. Our broad product range allows us to more fully serve each OEM and distributor. Our product array is diverse and offers customers a large selection to address various production needs. We seek to maintain our technological edge and competitive advantage over our competitors, and have demonstrated our innovative production methods and new products to meet customer demands. We seek to work closely with OEMs and involve ourselves early in the design process in order that our products may be incorporated into the design of their products.

 Aerospace Distribution

   Through Banner, our aerospace distribution segment, we distribute a wide variety of aircraft parts, which we have purchased on the open market or acquired from OEMs as an authorized distributor. No single distributor arrangement is material to our financial condition.

 Products

   An extensive inventory of products and a quick response time are essential in providing service to our customers. Another key factor in selling to our customers is Banner's ability to maintain a system that provides traceable parts back to the manufacturer.

   Products of our aerospace distribution segment are divided into two groups: rotables and engines. Rotables include flight data recorders, radar and navigation systems, instruments and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. Banner provides a number of services such as immediate shipment of parts in aircraft-on-ground situations. Banner also buys and sells commercial aircraft from time to time.

   Rotable parts are sometimes purchased as new parts, but are generally purchased in the aftermarket which are then overhauled for us by outside contractors, including OEMs and FAA-licensed facilities. Rotables are sold in a variety of conditions such as new, overhauled, serviceable and "as is." Rotables may also be exchanged instead of sold. An exchange occurs when an aircraft part in inventory is exchanged for a part from the customer and the customer is charged an exchange fee plus the actual cost to overhaul the part. Engines and engine components are sold "as is," overhauled or disassembled for resale as parts.

 Sales and Markets

   Our aerospace distribution segment sells its products in the United States and abroad to commercial airlines and air cargo carriers, fixed base operators, corporate aircraft operators and other aerospace companies. Approximately 70.7% of its net sales for fiscal 1998 were to domestic purchasers, some of whom may represent offshore users.

   Our aerospace distribution segment conducts marketing efforts through its direct sales forces, outside representatives and, for some product lines, overseas sales offices. Sales in the aviation aftermarket depend on price, service, quality and reputation. Our aerospace distribution segment's business does not experience significant seasonal fluctuations nor depend on a single customer. No single customer accounted for more than 10% of our consolidated net sales in this segment in fiscal 1998 and the nine months ended March 28, 1999.

   Dallas Aerospace, Banner's largest subsidiary in the engine group, sells jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. In addition, Dallas Aerospace buys and sells large commercial aircraft from time to time and provides engine repair management services and engine leasing to a variety of airline and air cargo customers. Banner has recently retained an investment banker to facilitate the sale of Dallas Aerospace.

 Competition

   The rotables group competes with Air Ground Equipment Services, Duncan Aviation, Stevens Aviation, Inc., OEMs such as Honeywell, Trimble Navigation and Litton, and other fixed based operations and maintenance and repair organizations. The major competitors for Banner's engine group are OEMs such as General Electric and Pratt & Whitney, as well as the engine and engine parts divisions of AAR Corp., Kellstrom Industries, Inc. and Air Ground Equipment Services, and other engine leasing and repair companies.

 Other Operations

   Our other operations include our Gas Springs division. We also own Technologies, which designs, manufactures and markets high performance production equipment and systems required for the manufacture of recordable compact discs. Additionally, we also own several parcels of developed and undeveloped land almost entirely representing residuals of operations previously divested or closed. Included among these is an 88 acre site in Farmingdale, New York, of which we are currently developing 69 acres as a shopping center. Technologies is held in a subsidiary designated as an unrestricted subsidiary pursuant to the indenture. We have also placed the Farmingdale shopping center in an unrestricted subsidiary. The amount we can invest in unrestricted subsidiaries in the future will be limited.

 Foreign Operations

   Our operations are located primarily in the United States and Europe. Inter-area sales are not significant to the total revenue of any geographic area. Export sales are made by our U.S. businesses to customers in non-U.S. countries, whereas foreign sales are made by our non-U.S. subsidiaries.

KTI

 Products and Services

   KTI's fasteners, tooling systems and related services may be divided into two general categories: those used primarily in the manufacture of commercial aircraft and defense products and those with applications in other industries. Within these two categories, KTI's products may also be grouped by business unit. KTI's Kaynar, Microdot, M & M and K-FAST business units design and manufacture products that are sold principally to the commercial aircraft and defense industries, while KTI's Recoil and Marson business units design and manufacture products used primarily in the automotive, electronical and other non-aerospace industries.

 Commercial Aircraft and Defense Products

   Kaynar. KTI, through its Kaynar business unit, is a leading producer of precision, self-locking internally threaded nuts used in the manufacture of commercial aircraft and defense aerospace products. The product line is designed principally for use in harsh, demanding environments and includes wrenchable nuts, K-FAST nuts, anchor nuts, gang channels, shank nuts, barrel nuts, clinch nuts and stake nuts. Kaynar produces fasteners in a wide variety of materials to accommodate each customer's specifications, from lightweight aluminum and titanium nuts for airframes, to high-strength, high-temperature tolerant engine nuts manufactured from materials such as A-286, Waspaloy(R) and Hastelloy(R). Kaynar also produces the commercial aircraft and defense industries' broadest line of lightweight, non-metallic composite fasteners, which may be configured as wrenchable nuts, anchor nuts, gang channels or barrel nuts. These composite fasteners are used primarily for military aircraft and are designed to reduce radar visibility, enhance resistance to lightning strikes and provide galvanic corrosion protection. Kaynar offers a variety of coatings and finishes for its fasteners, including anodizing, cadmium plating, silver plating, aluminum plating, solid film lubricants and water-based cetyl and solvent free lubricants. Kaynar has the number one market share within its served market of aerospace nuts, more than double that of SPS Technologies Inc., its nearest competitor. This business unit accounted for 75% of KTI's total sales for the year ended December 31, 1998.

   Microdot. Through Microdot, KTI designs and manufactures threaded inserts and studs used principally in the commercial aircraft and defense industries. Microdot's threaded inserts, which are made of high-grade steel and other high-tensile metals, are designed to be installed into softer metals, plastics and composite materials to create bolt-ready holes having strong internal self-locking threads within the softer parent material. Once a bolt is threaded into the installed insert, overall strength of the fastening assembly is substantially enhanced. Microdot inserts can also be used for thread repairs. Microdot's K-Sert(R) inserts include keys that can be used to lock the insert in place and prevent any rotation. Microdot also manufactures Perma-Thread(R) inserts and Thin Wall(R) inserts which are used to create a permanent thread inside a hole and to provide a high degree of thread protection and fastening integrity from a light weight fastener. Microdot also manufactures studs from steel and other high strength materials. Microdot has the number two market share in its served market and accounted for 9% of KTI's total sales for the year ended December 31, 1998.

   M & M. M & M specializes in precision machined structural components and assemblies for aircraft, including pylons, flap hinges, struts, wing fittings, landing gear parts, spars and many other items.

   K-FAST. KTI's K-FAST business unit makes tools primarily designed to install Kaynar, Microdot and Recoil fasteners and inserts, but that can also be used to attach other wrenchable nuts, bolts and inserts.

 Industrial Products and Services

   Recoil. Through Recoil, KTI produces helically-wound, wire thread, self-locking inserts that increase the strength of fastening assemblies and assist in the reduction of thread wear, which is particularly important when components are assembled and disassembled frequently or where vibrations are severe. Recoil also supplies thread repair kits, high speed steel taps and various electric and pneumatic, manual and semi-automatic insertion tools and related accessories.

   Marson. Marson designs, manufactures and markets a broad line of blind rivets, threaded inserts and setting tools, primarily for the industrial and automotive markets. Marson is the second largest U.S. manufacturer of blind rivets and related tools. In addition to manufacturing, Marson provides many value-added services such as plating, anodizing and customized product painting.

 Sales and Markets

   A significant portion of KTI's business is dependent upon a limited number of large manufacturers of commercial aircraft and defense products. Although KTI's direct sales to Boeing accounted for 20% of sales for the year ended December 31, 1998, no other customer accounted for 10% or more of KTI's net sales for such period. In addition, KTI sells to a global network of independent distributors who sell its products to OEMs, subcontractors and other customers.

 Manufacturing and Production

   KTI has seven plants, five in the United States, one in Hungary and one in Australia. KTI has demonstrated capabilities in precision fabrication of components consisting of conventional and hard to work or exotic material such as titanium and composites. KTI is experienced in controlled processes requiring meticulous paper trails such as those required by the FAA and the major defense and aerospace manufacturers. KTI also has a focus on productivity and "continuous improvement" and has established itself as one of the industry's low-cost producers. Over the past three years, KTI has invested over $40 million in capital expenditures, including a new plant in Hungary where KTI can take advantage of low costs and a skilled workforce. Substantially all of KTI's plants are ISO-9000 approved and all of them are qualified by their respective aerospace customers. KTI has won numerous industry and customer quality awards.

 Competition

   KTI's commercial aircraft and defense business units compete with a number of producers of aerospace fasteners and fastening systems, including two publicly-held companies, SPS Technologies Inc. and Huck. SPS manufactures high-strength wrenchable nuts, gang channels, plate nuts and other products for certain of the same customers as KTI, including Boeing, Pratt & Whitney and General Electric. Huck produces fasteners and fastening systems that differ substantially from KTI's products in design, but nevertheless often serve comparable functions in airframe and engine construction. KTI also competes with several smaller, privately-owned companies, which generally have lower sales volumes than KTI.

   KTI believes that competition for sales of fasteners and tooling systems to the commercial aircraft and defense industries is based on product design and quality, turnaround time and responsiveness to customer specifications, product availability and pricing. KTI also believes that it competes favorably with respect to each of these factors.

   HeliCoil and POP Fastening Systems, which are both units of the Black & Decker Corp., are Recoil and Marson's primary competitors in the industrial market. KTI believes that competition for sales of threaded inserts, blind rivets and setting tools to the markets served by Recoil and Marson is based on turnaround time and responsiveness to customer specifications, product availability and pricing. KTI also believe that it competes favorably with respect to each of these factors.

Backlog of Orders

   Backlog is important for all our operations due to the long-term production requirements of our customers. Our backlog of orders as of December 27, 1998 in our aerospace fasteners segment and aerospace distribution segment amounted to $158.4 million and $4.6 million, respectively. We anticipate that in excess of 95% of the aggregate backlog at December 27, 1998 will be delivered by December 1999. At December 31, 1998, KTI had backlog of approximately $108.8 million. Approximately $97.6 million of KTI's backlog is expected to be delivered during 1999. In the fall of 1998 we were awarded a series of long-term commitments from Boeing to provide a significant quantity of aircraft fastening components over the next three to five years, however, amounts related to such agreements are not included in our backlog until Boeing specifies delivery dates for fasteners ordered.

Suppliers

   We are not materially dependent upon any one supplier, but are dependent upon a wide range of subcontractors, vendors and suppliers of materials to meet our commitments to our customers. From time to time we enter into exclusive supply contracts in return for logistics and price advantages. We do not believe that any one of these contracts would impair our operations if a supplier were unable to perform.

   Nevertheless, commercial deposits of certain metals, such as titanium and nickel, that are required for the manufacture of several of our products are found only in certain parts of the world. The availability and prices of these metals may be influenced by private or governmental cartels, changes in world politics, unstable governments in exporting nations or inflation. Similarly, supplies of steel and other less exotic metals used by us may also be subject to variation in availability. We purchase raw materials, which include the various metals, composites and finishes used in production, from over twenty different suppliers. We have recently entered several long-term titanium supply contracts. In the past fluctuations in the price of titanium have had an adverse effect on our sales margins.

Research and Patents

   We own patents relating to the design and manufacture of certain of our products and are licensees of technology covered by the patents of other companies. We do not believe that any of our business segments are dependent upon any single patent.

Personnel

   As of May 1, 1999, we had approximately 5,000 employees, of which approximately 4,500 were in our aerospace fasteners segment. Of these, approximately 3,200 and 1,200 of our employees were in the United States and Europe, respectively. Approximately 2.9% of our employees were covered by collective bargaining agreements. Although we have had isolated work stoppages in France in the past, they have not had a material impact on our business. Overall, we believe that our relations with our employees are good.

Properties

   As of June 30, 1998, we owned or leased buildings totaling approximately 1,708,000 square feet, of which approximately 1,022,000 square feet was owned and 686,000 square feet was leased. Our aerospace fasteners segment's properties consisted of approximately 1,084,000 square feet, with principal operating facilities of approximately 922,000 square feet concentrated in Southern California, France and Germany. Our aerospace distribution segment's properties consisted of approximately 370,000 square feet, with principal operating facilities of approximately 126,000 square feet located in Texas. Corporate and Other operating properties consisted of approximately 129,000 square feet, with principal operating facilities of approximately 104,000 square feet located in California and Germany. We own our corporate headquarters building at Washington-Dulles International Airport. As a result of the acquisition of KTI we acquired 13 additional facilities with in excess of 4,000 square feet in the United States, Australia and Europe with a total area of approximately 575,000 square feet, including both owned and leased properties.

   The following table sets forth the location of the larger properties used in our continuing operations, their square footage, the business segment or groups they serve and their primary use. Each of the properties owned or leased by us is, in management's opinion, generally well maintained. All of our occupied properties are maintained and updated on a regular basis.

                          Owned or Square    Business Segment/       Primary
Location                   Leased  Footage         Group               Use
--------                  -------- ------- ---------------------- -------------
Saint Cosme, France.....   Owned   304,000 Aerospace Fasteners    Manufacturing
Torrance, California....   Owned   284,000 Aerospace Fasteners    Manufacturing
Fullerton, California...   Leased  200,000 Kaynar                 Manufacturing
City of Industry,
 California.............   Owned   140,000 Aerospace Fasteners    Manufacturing
Carrollton, Texas.......   Leased  126,000 Aerospace Distribution Distribution
Dulles, Virginia........   Owned   125,000 Corporate              Office
Stoughton,
 Massachusetts..........   Owned   110,000 Marson                 Manufacturing
Fullerton, California...   Leased   57,000 K-FAST                 Manufacturing
Toulouse, France........   Owned    56,000 Aerospace Fasteners    Manufacturing
Fremont, California.....   Leased   55,000 Technology Products    Manufacturing
Kelkheim, Germany.......   Owned    52,000 Aerospace Fasteners    Manufacturing
Santa Ana, California...   Owned    50,000 Aerospace Fasteners    Manufacturing
Vaihingen, Germany......   Leased   49,000 Technology Products    Manufacturing
Placentia, California...   Leased   40,000 Microdot               Manufacturing
Chatsworth, California..   Leased   36,000 Aerospace Fasteners    Distribution

   We have several parcels of property which we are attempting to market, lease and/or develop, including: (i) an eighty-eight acre parcel located in Farmingdale, New York, (ii) a six acre parcel in Temple City, California,
(iii) an eight acre parcel in Chatsworth, California, and (iv) several other parcels of real estate, primarily located throughout the continental United States. We intend to place certain of these properties in unrestricted subsidiaries pursuant to the terms of the new credit facility and the indenture. The amount we can invest in such properties in the future will be limited. See "Description of the Notes--Certain Covenants."

Environmental Matters

   Our operations are subject to stringent Federal, state and local environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on our financial condition, results of operations, or net cash flows, although we have expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in our aerospace fasteners segment.

   In connection with our plans to dispose of certain real estate, we must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, we have identified several areas of potential contamination at or from other facilities owned, or previously owned, by us, that may require us either to take corrective action or to contribute to a clean-up. We are also a defendant in certain lawsuits and proceedings seeking to require us to pay for investigation or remediation of environmental matters and have been alleged to be a potentially responsible party at various "Superfund" sites. We believe that we have recorded adequate reserves in our financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of ours, unless such parties are contractually obligated to contribute and are not disputing such liability.

   As of March 28, 1999, our consolidated recorded liabilities for environmental matters approximated $8.5 million, which represented the estimated probable exposures for these matters. As of April 4, 1999, KTI's consolidated recorded liabilities for environmental matters approximated $0.6 million, which represented the estimated probable exposures for these matters. It is reasonably possible that our total exposure for these matters could be approximately $1.0 million and $15.0 million, respectively.

Legal Proceedings

   The Corporate Administrative Contracting Officer, based upon the advice of the United States Defense Contract Audit Agency, has made a determination that Fairchild Industries, a former subsidiary of ours, did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to Fairchild Industries of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of Fairchild Industries business. The ACO has directed Fairchild Industries to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made. We believe we have properly accounted for the asset reversions in accordance with applicable accounting standards. We have held discussions with the government to attempt to resolve these pension accounting issues.

 Litigation Regarding the Banner Merger

   Immediately after the public announcement of the Banner merger , on December 4, 1998, a purported class action lawsuit against The Fairchild Corporation, Banner and Banner's directors was initiated by a Banner stockholder, in Delaware State Court, styled Yassin v. Banner Aerospace, Inc., et al., Civ. A 168 22NC (Del. Ch. New Castle Co.). The complaint alleges that the price offered for the nonaffiliated shares was inadequate and that negotiations leading up to the proposal were not conducted at arm's length. The lawsuit purports to be brought by a holder of nonaffiliated shares on behalf of all holders of nonaffiliated shares, and seeks injunctive relief and unspecified money damages. The plaintiff alleges, among other things, that the defendants breached the fiduciary duties to Banner's minority stockholders, because the initially proposed merger consideration was inadequate and unfair. The Company believes that its actions and those of Banner's directors, in connection with the merger have been in accordance with Delaware law. The time in which the defendants may answer the complaint, or otherwise move, has been extended. The parties have agreed in principle to settle the lawsuit for a sum that would not be material to the Company. The agreement is subject to the plaintiff's right to engage in confirmatory discovery, execution of definitive settlement documents and court approval.

 The AlliedSignal Claim

   In connection with the disposition of Banner's hardware business, the Company received notice on January 12, 1999 from AlliedSignal making indemnification claims against the Company for $18.9 million. Although the Company believes that the amount of the claim is far in excess of any amount that AlliedSignal is entitled to recover from the Company, the Company is in the process of reviewing such claims and is unable to predict the ultimate outcome of such matter.

   We are involved in various other claims and lawsuits incidental to our business, some of which involve substantial amounts. We either on our own or through our insurance carriers, are contesting these matters.

   In the opinion of management, the ultimate resolution of the legal proceedings, including those discussed above, will not have a material adverse effect on our financial condition, or future results of operations or net cash flows.

                                  MANAGEMENT

Executive Officers and Directors

   The following table sets forth information with respect to the directors and executive officers of Fairchild.

 Name                  Age   Position
 ----                  ---   --------
 Jeffrey J. Steiner... 63    Chairman of the Board and Chief Executive Officer
 Eric I. Steiner...... 37    President, Chief Operating Officer and Director
 Donald E. Miller..... 52    Executive Vice President and General Counsel
 Colin M. Cohen....... 48    Senior Vice President-Business Development and Finance, Chief Financial
                             Officer and Director
 John L. Flynn........ 53    Senior Vice President-Tax
 Robert A. Sharpe II.. 41    Senior Vice President-Operations and Director
 Jacques S. Moskovic.. 62    Senior Vice President and Director
 Michael T. Alcox..... 51    Vice President and Director
 Melville R. Barlow... 69    Director
 Mortimer M. Caplin... 82    Director
 Philip David......... 67    Director
 Robert E. Edwards.... 50    Executive Vice President-Fairchild Fasteners and Director
 Harold J. Harris..... 70    Director
 Daniel Lebard........ 59    Director
 Herbert S. Richey.... 76    Director
 Moshe Sanbar......... 73    Director

   Jeffrey J. Steiner has served as the Chairman of the Board and the Chief Executive Officer of Fairchild since December 1985, and was its President from July 1, 1991 to November 1998. He was the Chairman of the Board of Banner Aerospace from September, 1993 through April, 1999, and has served as its Chief Executive Officer and President since September 1993. He has served as the Chairman, President and Chief Executive Officer of RHI Holdings since 1988. He served as the Vice Chairman of the Board of Rexnord Corporation from July 1992 to December 1993, and as the Chairman, President and Chief Executive Officer of Fairchild Industries from July 1991 through March 1996. He serves as a director of Corporate Express Inc. and The Copley Fund. He became a director of Fairchild in 1985. He is the father of Dr. Eric I. Steiner.(1)(4)

   Dr. Eric I. Steiner has served as President of Fairchild since November 1998, as Chief Operating Officer of Fairchild since November 1996, and as President and Chief Executive Officer of Fairchild Fasteners since August 1995. Prior thereto, he served as Executive Vice President of Fairchild from November 1996 to November 1998, as Senior Vice President-Operations of Fairchild from May 1992 through November 1996, and as President of Camloc/RAM Products, one of Fairchild's operating units, from September 1993 to February 1995. He served as Vice President, Business Planning, of Fairchild from March 1991 until May 1992. He also served as Vice President of Fairchild Industries from May 1992 through March 1996. He received an M.B.A. from Insead in France in 1990. Prior thereto, he received an M.D. in 1988 from Faculte De Medicine de Paris and was a medical doctor at Hospitaux De Paris in France until November 1989. He was a director of Banner Aerospace from September 1992 through April 1999, and has served as a Senior Vice President of Banner Aerospace since May 1997. Dr. Steiner became a director of Fairchild in 1988. He is the son of Jeffrey J. Steiner.(1)(4)

   Donald E. Miller has served as Executive Vice President of Fairchild since September 1998, as General Counsel since January 1991 and as Corporate Secretary since January 1995. He served as Senior Vice President of Fairchild from January 1991 through September 1998. Mr. Miller also served as Vice President and General Counsel of Fairchild Industries from November 1991 through March 1996.

   Colin M. Cohen has served as the Company's Senior Vice President -- Business Development and Finance, and Chief Financial Officer since October 1, 1996 and as Controller of Fairchild since March 31, 1997. He was a Managing Director of Citicorp Securities, Inc. until September 1996. He served in such capacity for more than five years. Mr. Cohen became a director of Fairchild in September 1996. Pursuant to his employment agreement with Fairchild, Mr. Cohen is to be nominated for election as a director every fiscal year during his term of employment.

   John L. Flynn has served as Senior Vice President, Tax, of Fairchild since September 1994 and Vice President, Tax, since August 1989. Mr. Flynn also served as Vice President, Tax, of Fairchild Industries from November 1986 through March 1996.

   Robert A. Sharpe II has served as Senior Vice President, Operations of Fairchild since September 1998. He also serves as Executive Vice President and Chief Financial Officer of Fairchild Fasteners, positions he has held since July 1996. Mr. Sharpe served as a consultant for Fairchild Fasteners from October 1995 through July 1996. He served as Vice President, Corporate Development, of Smithfield Foods, Inc., a pork-products company, from July 1994 through July 1996, where he was responsible for corporate development as well as three of Smithfield's operating subsidiaries. Prior to that time, Mr. Sharpe served as Senior Vice President of NationsBank Corporation and held other management positions with NationsBank. Mr. Sharpe is a director of Capital Associates, Inc. and Capital Associates International, Inc. He became a director of Fairchild in 1995.

   Jacques S. Moskovic has served as Senior Vice President of Fairchild since October 1996, as President and Chief Executive Officer of Fairchild Technologies since September 1994, and as Chairman of Fairchild Technologies since August 1997. Prior to that, he served as Chairman and President of Compagnie Pour Le Developpement Industriel, a French based company specializing in the production, sales and service of equipment to the electronics industry, which was acquired by Fairchild in 1995. Mr. Moskovic held such position for more than five years. He became a director of Fairchild in 1997.

   Michael T. Alcox serves as a Vice President of Fairchild, but has not been employed by Fairchild on a full time basis since September 30, 1996. He served as Senior Vice President and the Chief Financial Officer of Fairchild from December 1987 through September 1996. He also served as Treasurer of the Company from September 1990 until November 1991. Mr. Alcox was Vice President and Chief Financial Officer of RHI Holdings, Inc. and as Vice President and Chief Financial Officer of Fairchild Industries from 1990 through March 1996. Mr. Alcox was a director of Banner Aerospace until April 1999. Mr. Alcox also owns and operates travel and real estate businesses. He became a director of Fairchild in 1988.(1)

   Melville R. Barlow was a consultant to Fairchild from September 1995 through June 1996. From July 1991 through March 1994 he was President of Pilkington Aerospace, Inc., a manufacturer of aircraft transparencies. From June 1984 through March 1991, he was a Corporate Vice President of General Dynamics and General Manager of General Dynamics Electronics Division, a manufacturer of military aircraft automatic test equipment. He became a director of Fairchild in 1996.(2)(3)(5)

   Mortimer M. Caplin has been a senior member of the law firm of Caplin & Drysdale since 1964. Mr. Caplin serves as a director of Presidential Realty Corporation and Danaher Corporation. He became a director of Fairchild in 1990.(1)(2)(5)

   Philip David was a consultant to Fairchild from January 1988 to June 1993. He was also an employee of Fairchild from January 1988 to December 1989. He was a Professor of Urban Development at Massachusetts Institute of Technology until June 1988. Dr. David is also a director of IRI International, Inc. He became a director of Fairchild in 1985.(3)

   Robert E. Edwards serves as an Executive Vice President of Fairchild Fasteners and as Chief Executive Officer of Special-T Fasteners, Inc., a wholly-owned subsidiary of Fairchild. Mr. Edwards has held these positions since Fairchild's acquisition of the Edwards and Lock Management Corporation, d/b/a Special-T

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

Fasteners, in March 1998. Mr. Edwards was a co-founder of Special-T Fasteners and served as such company's President and Chief Executive Officer since 1983. Mr. Edwards became a director of Fairchild in March 1998. Pursuant to the merger agreement, dated January 28, 1998, by which Fairchild acquired Special-T Fasteners, Mr. Edwards is to be nominated for election as a director every fiscal year during such period of time as he continues to own at least 50% of the shares of Fairchild Class A common stock issued to Mr. Edwards pursuant to such merger agreement.

   Harold J. Harris is President of Wm. H. Harris, Inc. He is a director of Capital Properties Incorporated of Rhode Island. He became a director of Fairchild in 1985.(2)(4)

   Daniel Lebard is the Chairman of the Board of Daniel Lebard Management Development SA, a consulting firm in Paris, France, which sells management services. He has served in such capacity for more than the last five years. Since 1995, he has also served as Chief Executive Officer of Groupe Sofrecid SA and Kvaerner-Clecim SA, engineering companies whose headquarters are in Paris. He became a director of Fairchild in 1996.(3)

   Herbert S. Richey served as President of Richey Coal Company, a coal properties-brokerage and consulting company, until December 1993. He became a director of Fairchild in 1977.(1)(2)(3)(5)

   Moshe Sanbar has served as President of the Israel National Committee in Tel Aviv and as a member of the executive board of the International Chamber of Commerce in Paris since 1996. He served as a Senior Vice President and Financial Advisor for the Eisenberg Group of Companies, an international import-export firm, from 1996 to January 1997. From 1988 through 1995 he was Chairman of the Board of Bank Leumi (Israel) and its group, worldwide. He became a director of Fairchild in 1997.
--------
(1) Member of the Executive Committee.
(2)  Member of the Audit Committee.
(3)  Member of the Compensation and Stock Option Committee.
(4)  Member of the Nominating Committee.
(5)  Member of the Corporate Ethics and Compliance Committee.

Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the registrant under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended.

   The registrant's Bylaws provide that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of registrant, by reason of the fact that he is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Other Information

   Articles have appeared in the French press reporting an inquiry by a French magistrate into certain allegedly improper business transactions involving Elf Acquitaine, a French petroleum company, its former chairman and various third parties, including Maurice Bidermann. In connection with this inquiry, the magistrate has made inquiry into allegedly improper transactions between Mr. Jeffrey J. Steiner and that petroleum company. In response to the magistrate's request that Mr. Steiner appear in France as a witness, Mr. Steiner submitted written statements concerning the transactions and appeared in person before the magistrate and others. Mr. Steiner, who has been put under examination (mis en examen) by the magistrate, with respect to this matter, has not been charged.

   Mr. Steiner appeared before the Tribunal de Grande Instance de Paris to answer a charge of knowingly benefiting in 1990 from a misuse by Mr. Bidermann of corporate assets of Societe Generale Mobiliere et Immobiliere, a French corporation in which Mr. Bidermann is believed to have been the sole shareholder. Mr. Steiner has been assessed a fine of two million French Francs in connection therewith. Both Mr. Steiner and the prosecutor (parquet) have appealed the decision.

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

                      DESCRIPTION OF NEW CREDIT FACILITY

   We entered into our new credit facility concurrently with the closing of the KTI acquisition and the offering of the outstanding notes. Our new credit facility provides for total lending commitments of $325 million and is comprised of (i) a $100 million revolving credit facility, and (ii) a $225 million term loan facility. Borrowings under the new credit facility were used to finance, in part, the Transactions. The proceeds of the loans made under the revolving credit facility may also be used to fund our working capital needs, capital expenditures and other general corporate purposes, including the issuance of letters of credit.

   Borrowings under the new credit facility bear interest annually at the rate of LIBOR plus a spread of 3.00% for the revolving credit facility and LIBOR plus a spread of 3.25% for the term loan facility which spreads will be adjusted under certain circumstances. We also have the ability to borrow under the revolving credit facility and term loan facility at certain base rates. In addition, we must pay a fee on the face amount of each letter of credit outstanding at the LIBOR margin rate.

   The revolving credit facility matures six years after closing, and the term loan facility matures seven years after closing. The term loan facility has minimal amortization for the first six years after closing. The balance of the term loan facility matures in quarterly increments in the seventh year after closing.

   Our obligations under the new credit facility are secured by a pledge of all of the capital stock and assets of our principal domestic subsidiaries and by a pledge of 65% of the capital stock of our principal foreign subsidiaries in each case including KTI and its subsidiaries.

   Our new credit facility contains various covenants that limit, among other things, subject to certain exceptions, indebtedness, liens, transactions with affiliates, restricted payments and investments, mergers, consolidations and dissolutions, sales of assets, dividends and distributions and certain other business activities. Our new credit facility also requires us to maintain certain financial measures and ratios, including minimum EBITDA, interest coverage and fixed charge coverage, maximum leverage and capital expenditures.

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                              THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

   Exchange Offer Registration Statement. We issued the outstanding notes on April 20, 1999. The initial purchasers to which we issued the outstanding notes have advised us that they subsequently resold the outstanding notes to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on regulations under the Securities Act. As a condition to the offering of the outstanding notes, we entered into a registration rights agreement dated April 15, 1999, pursuant to which we agreed for the benefit of all holders of the outstanding notes, at our own expense, to do the following:

     (1) to file the registration statement of which this prospectus is a part with the SEC within 60 days after the issue date of the outstanding notes,

     (2) to use our best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after the issue date of the outstanding notes, and

     (3) to use our best efforts to keep the registration statement effective until the closing of the exchange offer.

   We also agreed that promptly upon the registration statement being declared effective, we would offer to all holders of the outstanding notes an opportunity to exchange the outstanding notes for the exchange notes. Further, we agreed to keep the exchange offer open for acceptance for not less than 30 days after the date notice of the exchange offer is mailed to the holders of outstanding notes. For each outstanding note validly tendered pursuant to the exchange offer and not withdrawn, the holder of the outstanding note will receive an exchange note having a principal amount equal to that of the tendered outstanding note. Interest on each exchange note will accrue from the last date on which interest was paid on the tendered outstanding note in exchange therefor or, if no interest was paid on such outstanding note, from the issue date.

   The following is a summary of the registration rights agreement. It does not purport to be complete and it does not contain all of the information you might find useful. For further information you should read the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement. The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement.

   Transferability. We issued the outstanding notes on April 20, 1999 in a transaction exempt from the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the outstanding notes may not be offered or sold in the United States unless registered or pursuant to an applicable exemption under the Securities Act and applicable state securities laws. Based on no-action letters issued by the staff of the Commission with respect to similar transactions, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by holders of notes who are not our affiliates without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

     (1) any exchange notes to be received by the holder were acquired in the ordinary course of the holder's business;

     (2) at the time of the commencement of the exchange offer the holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes; and

     (3) the holder is not an "affiliate" of Fairchild, as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

   However, we have not sought a no-action letter with respect to the exchange offer and we cannot assure you that the staff of the Commission would make a similar determination with respect to the exchange offer.

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

Any holder who tenders his outstanding notes in the exchange offer with any intention of participating in a distribution of exchange notes (1) cannot rely on the interpretation by the staff of the Commission, (2) will not be able to validly tender outstanding notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions.

   In addition, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is acting in the capacity of an "underwriter" within the meaning of Section 2(11) of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Pursuant to the registration rights agreement, we agreed to make this prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution".

   Shelf Registration Statement. In certain circumstances, we may be required, at our cost, (a) as promptly as practicable, file with the SEC a shelf registration statement covering resales of the outstanding notes, (b) cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 180th day after the date we become obligated to file the shelf registration statement or receive certain notices from holders and
(c) keep the shelf registration statement effective until the earlier of (A) the time when the Notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the effective date and (C) the date on which all outstanding notes registered thereunder are disposed of in accordance therewith if:

     (1)there are any changes in law or the applicable interpretations of the staff of the SEC which do not permit us to effect the exchange offer;

     (2)for any other reason the exchange offer is not consummated within 210 days after the issue date of the outstanding notes;

     (3)any initial purchaser so requests within 10 days of the consummation of the exchange offer with respect to private notes not eligible to be exchanged for exchange notes in the exchange offer; or

     (4)there is a request by a holder within 10 days of the consummation of the exchange offer who is not permitted by applicable law to participate in the exchange offer or by a holder who elected to participate in the exchange offer but did not receive fully tradeable exchange notes pursuant to the exchange offer.

   We will, in the event of the filing of the shelf registration statement, provide to each holder of the outstanding notes copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the outstanding notes has become effective and take certain other action as are required to permit unrestricted resales of the outstanding notes. A holder of outstanding notes who sells such outstanding notes pursuant to the shelf registration statement generally will
(1) be required to be named as a selling security holder in the related prospectus, (2) be required to deliver the prospectus to purchasers, (3) be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and (4) be bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification obligations). In addition, each holder of the outstanding notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their outstanding notes included in the shelf registration statement and to benefit from the provisions regarding the increase in interest rate set forth in the following paragraph.

   Interest Rate Increase. The interest rate borne by the outstanding notes (for each outstanding note which has not been exchanged in the exchange offer) shall be increased by 0.5% per annum if:

     (1)neither this registration statement nor the shelf registration statement is filed on or prior to June 21, 1999.

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

      (2) neither the exchange offer is consummated nor the shelf registration statement is declared effective on or prior to November 16, 1999, or

      (3) after either the exchange offer registration statement or the shelf registration statement is declared effective, it thereafter ceases to be effective or usable (subject to certain exceptions).

   The interest rate shall remain increased until the events specified in clauses (1), (2) and (3) (each a registration default) above are no longer occurring; provided, however, that

    (1) holders of outstanding notes who are not entitled to the benefits of a shelf registration statement shall not be entitled to receive additional interest by reason of a registration default that pertains to a shelf registration statement; and

    (2) no holder of outstanding notes constituting an unsold allotment from the original sale of the outstanding notes or any other holder of outstanding notes who is entitled to the benefits of a shelf registration statement shall be entitled to receive additional interest by reason of a registration default that pertains to an exchange offer.

We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes and the exchange notes.

   All references in the indenture, in any context, to any payment of principal, purchase prices in connection with a purchase of outstanding notes, and interest or any other amount payable on or with respect to any of the outstanding notes shall be deemed to include payment of any additional cash interest pursuant to the registration rights agreement.

   If we effect the exchange offer, we will be entitled to close the exchange offer 30 days after the commencement thereof provided that we have accepted all outstanding notes theretofore validly tendered in accordance with the terms of the exchange offer.

Terms of the Exchange Offer

   Upon satisfaction or waiver of all the conditions of the exchange offer, we will accept, any and all outstanding notes properly tendered and not withdrawn prior to the expiration date and will issue the exchange notes promptly after acceptance of the outstanding notes. See "--Conditions to the Exchange Offer" and "Procedures for Tendering Private Notes." We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. As of the date of this prospectus, $225,000,000 aggregate principal amount of the outstanding notes are outstanding. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

   The exchange notes are identical to the outstanding notes except for the elimination of certain transfer restrictions, registration rights, restrictions on holding notes in certificated form and liquidated damages provisions. The exchange notes will evidence the same debt as the outstanding notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the outstanding notes were issued and will be deemed one issue of notes, together with the outstanding notes.

   This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the outstanding notes. Holders of outstanding notes do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

   For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes when, and as if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as our agent for the purpose of distributing the exchange notes from us to the tendering holders. If we do not accept any tendered outstanding notes because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, we will return the unaccepted outstanding notes, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

   Holders who tender private notes in the exchange offer will not be required to pay brokerage commissions or fees or, except as set forth below under "-- Transfer Taxes," transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "--Fees and Expenses."

   Each broker-dealer that receives exchange notes for its own account pursuant to this offer in exchange for outstanding notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Expiration Date; Extensions; Amendments

   The term "expiration date" shall mean 5:00 p.m., New York City time, on September 10, 1999, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent by oral or written notice and each registered holder by means of press release or other public announcement of any extension, in each case, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion, (1) to delay accepting any outstanding notes, (2) to extend the exchange offer, (3) to terminate the exchange offer if the conditions set forth below under "--Conditions" shall not have been satisfied, or (4) to amend the terms of the exchange offer in any manner. We will notify the exchange agent of any delay, extension, termination or amendment by oral or written notice. We will additionally notify each registered holder of any amendment. We will give to the exchange agent written confirmation of any oral notice.

Exchange Date

   As soon as practicable after the close of the exchange offer we will accept for exchange all outstanding notes properly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date in accordance with the terms of this prospectus and the letters of transmittal.

Conditions to the Exchange Offer

   Notwithstanding any other provisions of the exchange offer, and subject to our obligations under the registration rights agreement, we (1) shall not be required to accept any outstanding notes for exchange, (2) shall not be required to issue exchange notes in exchange for any outstanding notes and (3) may terminate or amend the exchange offer, if at any time before the acceptance of such exchange notes for exchange, any of the following events shall occur:

  (1) any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer; or

  (2) the exchange offer shall violate any applicable law or any applicable interpretation of the staff of the Commission.

   The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

   In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes, if at such time any stop order shall be threatened by the Commission or be in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

   The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered for exchange.

Consequences of Failure to Exchange

   Any outstanding notes not tendered pursuant to the exchange offer will remain outstanding and continue to accrue interest. The outstanding notes will remain "restricted securities" within the meaning of the Securities Act. Accordingly, prior to the date that is one year after the later of the issue date and the last date on which we or any of our affiliates was the owner of the outstanding notes, the outstanding notes may be resold only (1) inside the United States to a person whom the seller reasonably believes is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (2) outside the United States in a transaction in accordance with Rule 903 or Rule 904 under the Securities Act, (3) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (4) pursuant to an effective registration statement under the Securities Act, subject in each of the foregoing cases to compliance with applicable state securities laws. As a result, the liquidity of the market for non-tendered outstanding notes could be adversely affected upon completion of the exchange offer. The foregoing restrictions on resale will no longer apply after the first anniversary of the issue date of the outstanding note or the purchase of the outstanding notes from us or an affiliate.

Fees and Expenses

   We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

   Expenses incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $250,000 which includes the fees and expenses of the trustee and the exchange agent, accounting and legal fees and other miscellaneous fees and expenses.

Accounting Treatment

   We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes.

Procedures for Tendering Outstanding Notes

   The tender of outstanding notes pursuant to any of the procedures set forth in this prospectus and in the letter of transmittal will constitute a binding agreement between the tendering holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. The tender of outstanding notes will constitute an agreement to deliver good and marketable title to all tendered outstanding notes prior to the expiration date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

   Except as provided in "--Guaranteed Delivery Procedures," unless the outstanding notes being tendered are deposited by you with the exchange agent prior to the expiration date and are accompanied by a properly completed and duly executed letter of transmittal, we may, at our option, reject the tender. Issuance of exchange notes will be made only against deposit of tendered outstanding notes and delivery of all other required documents. Notwithstanding the foregoing, DTC participants tendering through its

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

Automated Tender Offer Program ("ATOP") will be deemed to have made valid delivery where the exchange agent receives an agent's message prior to the expiration date.

   Accordingly, to properly tender outstanding notes, the following procedures must be followed:

   Notes held through a Custodian. Each beneficial owner holding outstanding notes through a DTC participant must instruct the DTC participant to cause its outstanding notes to be tendered in accordance with the procedures set forth in this prospectus.

   Notes held through DTC. Pursuant to an authorization given by DTC to the DTC participants, each DTC participant holding outstanding notes through DTC must (1) electronically transmit its acceptance through ATOP, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC and send an agent's message to the exchange agent for its acceptance, or (2) comply with the guaranteed delivery procedures set forth below and in a notice of guaranteed delivery. See "-- Guaranteed Delivery Procedures-- Notes held through DTC."

   The exchange agent will (promptly after the date of this prospectus) establish accounts at DTC for purposes of the exchange offer with respect to outstanding notes held through DTC. Any financial institution that is a DTC participant may make book-entry delivery of interests in outstanding notes into the exchange agent's account through ATOP. However, although delivery of interests in the outstanding notes may be effected through book-entry transfer into the exchange agent's account through ATOP, an agent's message in connection with such book-entry transfer, and any other required documents, must be, in any case, transmitted to and received by the exchange agent at its address set forth under "--Exchange Agent," or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent. The confirmation of a book-entry transfer into the exchange agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

   The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgement from each DTC participant tendering through ATOP that such DTC participants have received a letter of transmittal and agree to the bound by the terms of the letter of transmittal and that we may enforce such agreement against such DTC participants.

   Cede & Co., as the holder of the global note, will tender a portion of the global note equal to the aggregate principal amount due at the stated maturity for which instructions to tender are given by DTC participants.

   By tendering, each holder and each DTC participant will represent to us that, among other things, (1) it is not our affiliate, (2) it is not a broker-dealer tendering outstanding notes acquired directly from us for its own account, (3) the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder and (4) it has no understandings with any person to participate in the exchange offer for the purpose of distributing the exchange notes.

   We will not accept any alternative, conditional, irregular or contingent tenders (unless waived by us). By executing a letter of transmittal or transmitting an acceptance though ATOP, as the case may be, each tendering holder waives any right to receive any notice of the acceptance for purchase of its outstanding notes.

   We will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered outstanding notes, and such determination will be final and binding. We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition to the exchange offer and any irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as we shall determine. We, along with the exchange agent, shall be under no duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until such irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

   LETTERS OF TRANSMITTAL AND OUTSTANDING NOTES MUST BE SENT ONLY TO THE EXCHANGE AGENT. DO NOT SEND LETTERS OF TRANSMITTAL OR OUTSTANDING NOTES TO US OR DTC.

   The method of delivery of outstanding notes, letters of transmittal, any required signature guaranties and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the persons tendering and delivering acceptances or letters of transmittal and, except as otherwise provided in the applicable letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to the expiration date.

Guaranteed Delivery Procedures

   Notes held through DTC. DTC participants holding outstanding notes through DTC who wish to cause their outstanding notes to be tendered, but who cannot transmit their acceptances through ATOP prior to the expiration date, may cause a tender to be effected if:

    (1) guaranteed delivery is made by or through a firm or other entity identified in Rule 17Ad-15 under the Exchange Act, including:

    .  a bank;

    . a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

    .  a credit union;

    . a national securities exchange, registered securities association or clearing agency; or

    . a savings institution that is a participant in a Securities Transfer Association recognized program;

     (2) prior to the expiration date, the exchange agent receives from any of the above institutions a properly completed and duly executed notice of guaranteed delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided with this prospectus; and

     (3) book-entry confirmation and an agent's message in connection therewith are received by the exchange agent within three NYSE trading days after the date of the execution of the notice of guaranteed delivery.

   Notes held by Holders. Holders who wish to tender their outstanding notes but (1) whose outstanding notes are not immediately available and will not be available for tendering prior to the expiration date, or (2) who cannot deliver their outstanding notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

    . the tender is made by or through any of the above-listed institutions;

    . prior to the expiration date, the exchange agent receives from any above-listed institution a properly completed and duly executed notice of guaranteed delivery, whether by mail, hand delivery, facsimile transmission or overnight courier, substantially in the form provided with this prospectus; and

    . a properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer, and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of the execution of the notice of guaranteed delivery.

Withdrawal Rights

   You may withdraw tenders of outstanding notes, or any portion of your outstanding notes in integral multiples of $1,000 principal amount due at the stated maturity, at any time prior to 5:00 p.m., New York City time, on the expiration date. Any outstanding notes properly withdrawn will be deemed to be not validly tendered for purposes of the exchange offer.

   Notes held through DTC. DTC participants holding outstanding notes who have transmitted their acceptances through ATOP may, prior to 5:00 p.m., New York City time, on the expiration date, withdraw the instruction given thereby by delivering to the exchange agent, at its address set forth under "--Exchange Agent," a written, telegraphic or facsimile notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC participant, the principal amount due at the stated maturity of outstanding notes to which such withdrawal related and the signature of the DTC participant. Receipt of such written notice of withdrawal by the exchange agent effectuates a withdrawal.

   Notes held by Holders. Holders may withdraw their tender of outstanding notes, prior to 5:00 p.m., New York City time, on the expiration date, by delivering to the exchange agent, at its address set forth under "--Exchange Agent," a written, telegraphic or facsimile notice of withdrawal. Any such notice of withdrawal must (1) specify the name of the person who tendered the outstanding notes to be withdrawn, (2) contain a description of the outstanding notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such outstanding notes and the aggregate principal amount due at the stated maturity represented by such outstanding notes and (3) be signed by the holder of such outstanding notes in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered (including any required signature guaranties), or be accompanied by (x) documents of transfer in a form acceptable to us, in our sole discretion and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such holder. If the outstanding notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon written, telegraphic or facsimile notice of withdrawal even if physical release is not yet effected.

   All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the outstanding notes being withdrawn are held for the account of any of the institutions listed above under "--Guaranteed Delivery Procedures."

   A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC participant or a holder of outstanding notes, as the case may be, in the same manner as the person's name appears on its transmission through ATOP or letter of transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A DTC participant or a holder may withdraw an instruction or a tender, as the case may be, only if such withdrawal complies with the provisions of this prospectus.

   A withdrawal of a tender of outstanding notes by a DTC participant or a holder, as the case may be, may be rescinded only by a new transmission of an acceptance through ATOP or execution and delivery of a new letter of transmittal, as the case may be, in accordance with the procedures described herein.

Exchange Agent

   The Bank of New York Trust Company of Florida has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

                    By Registered or Certified Mail By Hand
                           or By Overnight Courier:
                 The Bank of New York Trust Company of Florida
                               as Exchange Agent
                          Highwoods Plaza, 3rd Floor
                            10161 Centurion Parkway
                            Jacksonville, FL 32256
                         Attention: John H. Speichert

                   Facsimile                                    By Telephone:
                 (904) 645-1930                                 (904) 645-1955

   The exchange agent also acts as trustee under the indenture.

Transfer Taxes

   Holders of outstanding notes who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

                           DESCRIPTION OF THE NOTES

   The outstanding notes were and the exchange notes will be issued under an Indenture (the "Indenture") between itself, the Subsidiary Guarantors and The Bank of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act").

   Certain terms used in this description are defined under the caption"-- Certain Definitions." In this description, the words "we," "our," "us," "Company" and "Fairchild" refer only to The Fairchild Corporation and not to any of its subsidiaries.

   The following description is only a summary of the material provisions of the Indenture. A copy of the Indenture is filed as an exhibit to the registration statement. We urge you to read the Indenture because it, and not this description, define your rights as holders of these Notes.

Brief Description of the Notes and the Subsidiary Guarantees

 The Notes

   These Notes:

  . are unsecured senior subordinated obligations of the Company;

  . are subordinated in right of payment to all existing and future Senior
     Indebtedness of the Company;

  . are senior in right of payment to any future Subordinated Obligations of the Company;

  . are subject to registration with the SEC pursuant to the Registration
     Rights Agreement; and

  . are unconditionally guaranteed by the Subsidiary Guarantors.

 Subsidiary Guarantees

   The Notes are jointly and severally guaranteed, by substantially all of the Company's existing domestic Subsidiaries.

   The Subsidiary Guarantees of these Notes:

  . are general obligations of each Subsidiary Guarantor;

  . are subordinated in right of payment to all existing and future Senior
   Indebtedness of each Subsidiary Guarantor; and

  . are senior in right of payment to any future Subordinated Obligations of each Subsidiary Guarantor.

   Assuming we had completed the offering of these Notes and applied the net proceeds as intended, as of March 28, 1999, the Company would have had total Senior Indebtedness of approximately $225.0 million and the Subsidiary Guarantors would have had $244.0 million of Senior Indebtedness (including $225.0 million of borrowings under the New Credit Facility). As indicated above and as discussed in detail below under the subheading "Subordination," payments on the Notes and under the Subsidiary Guarantees will be subordinated to the payment of Senior Indebtedness. The Indenture will permit us and the Subsidiary Guarantors to incur additional Senior Indebtedness.

   As of the date of the Indenture, substantially all of our subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the definition of Unrestricted Subsidiaries we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture. Unrestricted Subsidiaries will not guarantee these Notes.

   Certain of our "Restricted Subsidiaries," including our Foreign Restricted Subsidiaries, will not guarantee these Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The Subsidiary Guarantors generated approximately 77.1% of our consolidated revenues in the twelve-month period ended March 28, 1999 and held approximately 52.1% of our consolidated assets as of March 28, 1999.

   In the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, such Subsidiary Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Subsidiary Guarantor) will be released and relieved of its obligations under its Subsidiary Guarantee and (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor complying with the covenant described under "Certain Covenants--Limitation on Asset Dispositions") the Person acquiring the property will not be required to enter into a Subsidiary Guarantee, provided, in each case, that such transaction is carried out pursuant to and in accordance with "--Certain Covenants--Limitation on Asset Dispositions" and, if applicable, "--Merger and Consolidation" below.

Principal, Maturity and Interest

   The Notes will be issued initially for a maximum aggregate principal amount of $225.0 million. The Company will issue the Notes in denominations of $1,000 and any integral multiple of $1,000. The Notes will mature on April 15, 2009. Subject to our compliance with the covenant described under the caption "-- Certain Covenants--Limitation on Indebtedness," we are permitted to issue more Notes under the Indenture in an additional aggregate principal amount of $200.0 million (the "Additional Notes").

   Interest on these Notes will accrue at the rate of 10 3/4% per annum and will be payable semiannually in arrears on April 15 and October 15, commencing on October 15, 1999. The Company will make each interest payment to the holders of record of these Notes on the immediately preceding April 1 and October 1.

   Interest on these Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

   Except as set forth below, we will not be entitled to redeem the Notes at our option prior to April 15, 2004.

   On and after April 15, 2004, we will be entitled at our option to redeem all or a part of these Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on April 15 in the years indicated below:


         Year                                         Percentage
         ----                                         ----------
         2004........................................  105.375%
         2005........................................  103.583
         2006........................................  101.792
         2007 and thereafter.........................  100.000

   In addition, before April 15, 2002, we may at our option on one or more occasions redeem up to 35% of the aggregate original principal amount of Notes (including the original principal amount of any Additional Notes) at a redemption price of 110.750% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided that

    (1) at least 65% of the original aggregate principal amount of Notes (including the original principal amount of any Additional Notes) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

    (2) each such redemption occurs within 60 days after the date of the related Public Equity Offering.

Selection and Notice

   If we are redeeming less than all the Notes at any time, the Trustee will select Notes in accordance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

   We will not redeem Notes of $1,000 or less in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

   If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. We will issue a new Note in principal amount equal to the unredeemed portion of the original Note in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Subordination

   The payment of the principal of, premium, if any, and interest on the Notes will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness, including Fairchild's obligations under the New Credit Facility.

   The obligations of a Subsidiary Guarantor under its Subsidiary Guarantee will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination provisions described herein with respect to the Company's obligations under the Notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee.

   Only Indebtedness of Fairchild or the Subsidiary Guarantors that is Senior Indebtedness will rank senior to the Notes and the relevant Subsidiary Guarantee in accordance with the provisions of the Indenture. The Notes and the Subsidiary Guarantees will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the Subsidiary Guarantors, respectively, and will rank senior to all other Subordinated Obligations of the Company and the Subsidiary Guarantors, respectively.

   As of March 28, 1999, on a pro forma basis after giving effect to the Transactions, the aggregate outstanding principal amount of all our Senior Indebtedness would have been approximately $225.0 million. The Subsidiary Guarantors, would have had approximately $244.0 million of Senior Indebtedness, including $225.0 million of outstanding liabilities as guarantors under the New Credit Facility. Our subsidiaries which are not guarantors would have had approximately $267.5 million of indebtedness and other liabilities, including $225.0 million of outstanding liabilities as guarantors under the New Credit Facility. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitation on Indebtedness."

   Most of the Company's operations are conducted through its subsidiaries. Claims of creditors of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of subsidiaries of the Company, except to the extent that the Subsidiary Guarantees may be enforceable by holders of the Notes against the Subsidiary Guarantors.

   We and the Subsidiary Guarantors have agreed in the Indenture that we will not Incur, directly or indirectly, any Indebtedness that is contractually subordinate or junior in right of payment to our Senior Indebtedness, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. The Indenture does not treat unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured.

   We are not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under "-- Discharge; Defeasance" below and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if:

    (1) any Designated Senior Indebtedness is not paid when due; or

    (2) any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representative of any Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) above has occurred and is continuing.

   During the continuance of any default (other than a default described in clause (1) or (2) above) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated either without further notice (except such notice as may be required to effect such acceleration) or after the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a "Payment Blockage Period") commencing after the receipt by the Trustee (with a copy to us) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated

    (1) by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

    (2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

    (3) because such Designated Senior Indebtedness has been discharged or repaid in full.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume payments on the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period.

   Upon any payment or distribution of the assets of either Fairchild or any Subsidiary Guarantor upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to either Fairchild or any Subsidiary Guarantor or its property:

    (1) the holders of Senior Indebtedness will be entitled to receive payment in full of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment;

    (2) until the Senior Indebtedness is paid in full, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

    (3) if a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

   If payment of the Notes is accelerated because of an Event of Default, Fairchild or the Trustee shall promptly notify the holders of Designated Senior Indebtedness or the Representative of such holders of the acceleration.

   By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of Fairchild or a Subsidiary Guarantor who are holders of Senior Indebtedness of Fairchild or such Subsidiary Guarantor, as the case may be, may recover more, ratably, than the holders of the Notes and creditors of Fairchild or such Subsidiary Guarantor who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the Notes.

   The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "--Discharge; Defeasance."

Book-Entry, Delivery and Form

   We will initially issue the Notes in the form of one or more global notes (the "Global Note"). The Global Note will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. You may hold your beneficial interests in the Global Note directly through the Depository if you have an account with the Depository or indirectly through organizations which have accounts with the Depository.

   The Depository has advised Fairchild as follows: the Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of institutions that have accounts with the Depository ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   Fairchild expects that pursuant to procedures established by the Depository, upon the deposit of the Global Note with the Depository, the Depository will credit, on its book-entry registration and transfer system, the principal amount of Notes represented by such Global Note to the accounts of participants. The accounts to be credited shall be designated by the Initial Purchasers. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Note.

   So long as the Depository, or its nominee, is the registered holder and owner of the Global Note, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of any related Notes evidenced by the Global Note for all purposes of such Notes and the Indenture. Except as set forth below, as an owner of a beneficial interest in the Global Note, you will not be entitled to have the Notes represented by the Global Note registered in your name, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered to be the owner or holder of any Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that the Depository, as the holder of the Global Note, is entitled to take, the Depository would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   We will make payments of principal of, premium, if any, and interest on Notes represented by the Global Note registered in the name of and held by the Depository or its nominee to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Note.

   We expect that the Depository or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depository or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Note owning through such participants.

   Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor Fairchild will have any responsibility or liability for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

   Subject to certain conditions, the Notes represented by the Global Note are exchangeable for certificated Notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if

    (1) the Depository notifies Fairchild that it is unwilling or unable to continue as Depository for the Global Note and we are unable to locate a qualified successor within 90 days or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act;

    (2) Fairchild in its discretion at any time determines not to have all the Notes represented by the Global Note; or

    (3) a default entitling the holders of the Notes to accelerate the maturity thereof has occurred and is continuing.

   Any Note that is exchangeable as above is exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depository shall direct. Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of the Depository or its nominee. In addition, such certificates will bear the legend referred to under "Transfer Restrictions" (unless we determine otherwise in accordance with applicable law), subject, with respect to such certificated Notes, to the provisions of such legend.

Same-Day Payment

   The Indenture requires us to make payments in respect of Notes (including principal, premium and interest) by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

Change of Control

   Upon the occurrence of any of the following events (each a "Change of Control"), each holder shall have the right to require that the Company purchase such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

    (1) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors;

    (2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved pursuant to the vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

    (3) the merger or consolidation of the Company with or into another Person (other than a Permitted Holder) or the merger of another Person with or into the Company (other than a Permitted Holder), or the sale of all or substantially all the assets of the Company to another Person (other than a Permitted Holder), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and that represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

   Within 30 days after any Change of Control, unless notice of redemption of the Notes has been given pursuant to the Indenture, as described under "Optional Redemption," the Company will mail a notice to each holder of Notes at its registered address, with a copy to the Trustee (the "Change of Control Offer") stating:

    (1) that a Change of Control has occurred and that such holder has the right to require us to purchase such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);


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    (2) the circumstances and relevant facts regarding such Change of Control
  (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control);

    (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

    (4) the instructions determined by us, consistent with the covenant described under this caption, that a holder must follow in order to have its Notes purchased.

   The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes pursuant to the covenant described under this caption. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described under this caption, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described under this caption by virtue thereof.

   The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Fairchild and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Fairchild and the Initial Purchasers and is not the result of our knowledge of any specific effort to accumulate shares of common stock of the Company or to obtain control of Fairchild by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenant described under the caption "--Certain Covenants-- Limitation on Indebtedness." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenant, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

   The New Credit Facility will prohibit us from purchasing any Notes and will also provide that the occurrence of certain Change of Control events with respect to Fairchild would constitute a default thereunder. In the event a Change of Control occurs at a time when we are prohibited from purchasing Notes, we may seek the consent of our lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing Notes. In such case, our failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the New Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the holders of Notes.

   Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require us to repurchase such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to purchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

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Certain Covenants

   The Indenture contains covenants including, among others, the following:

   Limitation on Indebtedness. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio would be equal to or greater than 2.0 to 1.0.

   (b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries may Incur any or all of the following Indebtedness:

    (1) Indebtedness Incurred by the Company or any Restricted Subsidiary pursuant to the New Credit Facility; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of such Indebtedness then outstanding does not exceed the greater of (x) $375 million and (y) an amount equal to the sum of (i) 80% of the consolidated book value of the net accounts receivable that are owned by the Company or any of its Restricted Subsidiaries as of the most recently ended fiscal quarter for which financial statements are available, plus (ii) 60% of the consolidated book value of the inventory owned by the Company or any of its Restricted Subsidiaries as of such date, all as calculated on a consolidated basis and in accordance with GAAP;

    (2) Indebtedness Incurred by any Foreign Restricted Subsidiary; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of such Indebtedness then outstanding does not exceed $50 million;

    (3) Indebtedness owed to and held by the Company or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness and (B) if the Company is the obligor on such Indebtedness, the payment of such Indebtedness is expressly subordinate to the prior payment in full in cash of all obligations with respect to the Notes;

    (4) the Notes and the Exchange Notes (other than Additional Notes) and the Subsidiary Guarantees (other than in respect of Additional Notes);

    (5) Indebtedness (other than the Indebtedness described in clauses (1), (2), (3) or (4) above) outstanding on the Issue Date;

    (6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) above or pursuant to clause (4) or (5) of this covenant or this clause (6); provided, however, that if such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Restricted Subsidiary, such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary;

    (7) Hedging Obligations directly related to Indebtedness permitted to be Incurred by the Company pursuant to the Indenture;

    (8) Indebtedness, including, Capitalized Lease Obligations and purchase money Indebtedness, Incurred by the Company or its Restricted Subsidiaries to finance the acquisition of tangible assets (or of any Person owning tangible assets) or other capital expenditures, and Indebtedness Incurred by the Company or its Restricted Subsidiaries to Refinance such Capitalized Lease Obligations and purchase money Indebtedness, in an aggregate outstanding principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (8) and then outstanding, does not exceed $35 million at any time;

    (9) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in each

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  case incurred in connection with the acquisition or disposition of any business or assets or subsidiaries of the Company permitted by the Indenture;

    (10) Indebtedness in respect of performance bonds, bankers' acceptance and surety or appeal bonds provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

    (11) any Guarantee by: (x) the Company of Indebtedness or other obligations of any of the Restricted Subsidiaries and (y) any Subsidiary Guarantor of Indebtedness or other obligations of the Company; provided, that in each case such Indebtedness is incurred in accordance with the terms of the Indenture; and

    (12) Indebtedness of the Company in an aggregate principal amount which, together with all other Indebtedness of the Company outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (11) above or paragraph (a)), does not exceed $35 million.

   (c) Notwithstanding the foregoing, the Company or any Restricted Subsidiary shall not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations, unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

   (d) For purposes of determining compliance with the foregoing covenant, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses and (2) an item of Indebtedness may be divided and classified under more than one of the types of Indebtedness described above.

   (e) Notwithstanding paragraphs (a) and (b) above, the Company shall not Incur any Indebtedness if such Indebtedness is contractually subordinate or junior in right of payment in any respect to any Senior Indebtedness, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness.

   (f) Notwithstanding paragraphs (a) and (b) above, no Subsidiary Guarantor shall Incur any Indebtedness if such Indebtedness is contractually subordinate or junior in right of payment in any respect to any Senior Indebtedness, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness.

 Limitation on Restricted Payments

   (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

     (1) a Default shall have occurred and be continuing (or would result therefrom);

     (2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under the caption "-- Limitation on Indebtedness" after giving pro forma effect to such Restricted Payment; or

     (3) the aggregate amount of such Restricted Payment and all other Restricted Payments made since the Issue Date would exceed the sum of (without duplication):

      (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of the most recent fiscal quarter prior to the date of such Restricted Payment for which consolidated income statements of the Company are available (or, in case such Consolidated Net Income is a deficit, less 100% of such deficit); plus

      (B) 100% of the aggregate Net Cash Proceeds and the fair market value of any securities or property (as determined by the Board of Directors in good faith) received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date and on or prior to the date of such Restricted Payment (other than an issuance or sale to a Subsidiary of the

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    Company or an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees if the cash used by such plan or trust to purchase such Capital Stock was borrowed, directly or indirectly, from the Company or a Restricted Subsidiary); plus

      (C) the amount by which the Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date and on or prior to the date of such Restricted Payment of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company or any Restricted Subsidiary upon such conversion or exchange); plus

      (D) an amount equal to the sum of (x) the net reduction in Investments in Unrestricted Subsidiaries made after the Issue Date and Investments made after the Issue Date in other Persons constituting a Restricted Payment resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to the Company or any Restricted Subsidiary from such Unrestricted Subsidiaries or other Persons or received by the Company or any Restricted Subsidiary from the disposition of such Investment and (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary (other than Unrestricted Subsidiaries referred to in clause (1) of the definition thereof, except to the extent of Investments made in such Unrestricted Subsidiaries after the Issue Date) at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary or such other Person at the time such other Person becomes a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed the aggregate amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary.

  (b) The preceding provisions will not prohibit:

    (1) any acquisition of any Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company) or options, warrants or other rights to purchase such Capital Stock; provided, however, that (A) such acquisition shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from clause (3)(B) of paragraph (a) above to the extent utilized to acquire any Capital Stock of the Company;

    (2) any purchase, repurchase, redemption, defeasance or acquisition or retirement of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company) or options, warrants or other rights to purchase such Capital Stock or Subordinated Obligations; provided, however, that (A) such purchase, repurchase, redemption, defeasance or acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from clause (3) (B) of paragraph
  (a) above to the extent utilized to purchase, repurchase, redeem, defease, acquire or retire Subordinated Obligations;

    (3) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to the covenant described under the caption "Limitation on Indebtedness;" provided, however, that such Indebtedness (A) shall have a Stated Maturity not less than the Stated Maturity of the Subordinated Obligations being purchased or redeemed and (B) shall have an Average Life not less than the remaining Average Life of the Subordinated Obligations being purchased or redeemed; provided further, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

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

    (4) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under the caption "Limitation on Asset Disposition;" provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

    (5) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that the declaration, but not the payment, of such dividend shall be included in the calculation of the amount of Restricted Payments;

    (6) so long as no Default shall have occurred and be continuing (or result therefrom), payments with respect to employee or director stock options, stock incentive plans or restricted stock plans of the Company or any Restricted Subsidiary, including any redemption, repurchase, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company, restricted stock, options on any such shares or similar securities held by directors, officers or employees or former directors, officers or employees or by any Plan upon death, disability, retirement or termination of employment of any such person pursuant to the terms of any such Plan, any employment agreement or any other agreement under which such shares or related rights were issued or acquired; provided, however, that the amount of any such payment for any 12-month period shall not exceed $1 million; provided further, however, that the amount of such Investments shall be excluded in the calculation of Restricted Payments;

    (7) so long as no Default shall have occurred and be continuing (or result therefrom), any purchase or defeasance of Subordinated Obligations upon a Change of Control or an Asset Disposition to the extent required by the indenture or other agreement or instrument pursuant to which such Subordinated Obligations were issued, but only if the Company (A) in the case of a Change of Control, has first complied with its obligations under the provisions described under the caption "Change of Control" or (B) in the case of an Asset Disposition has complied with its obligations in accordance with the covenant described under the caption "Limitation on Asset Dispositions";

    (8) any purchase, repurchase, redemption, defeasance or acquisition or retirement of Disqualified Stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of the Company (other than Disqualified Stock issued or sold to a Subsidiary of the Company)("Refinancing Disqualified Stock"); provided, however, that:

       (i) the Refinancing Disqualified Stock does not mature or become mandatorily redeemable or subject to purchase pursuant to a sinking fund obligation, upon the occurrence of certain events or otherwise earlier than the Disqualified Capital Stock being purchased, repurchased, redeemed, defeased or acquired;

      (ii) the amount of all obligations with respect to the redemption, repayment or other repurchase of such Refinancing Disqualified Stock does not exceed the amount of all obligations with respect to the redemption, repayment or other repurchase of the Disqualified Capital Stock being purchased, repurchased, redeemed, defeased or acquired (calculated in each case in accordance with the definition of "Indebtedness"); and

      (iii) if the Disqualified Stock being purchased, repurchased, redeemed, defeased, acquired or retired is issued by a Restricted Subsidiary, such Refinancing Disqualified Stock shall be issued only by such Restricted Subsidiary; or

    (9) so long as no Default shall have occurred and be continuing (or result therefrom), Restricted Payments in an aggregate amount not to exceed $50 million; provided, however, that the amount of such Restricted Payments shall be included in the calculation of Restricted Payments.

 Limitation on Restrictions on Distributions from Restricted Subsidiaries.

   The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted

Subsidiary or pay any Indebtedness or other obligations owed to the Company or a Restricted Subsidiary, (b) make any loans or advances to the Company or any Restricted Subsidiary or (c) transfer any of its property or assets to the Company or any Restricted Subsidiary (collectively "Payment Restrictions"), except:

    (1) any Payment Restriction imposed by or pursuant to the New Credit Facility, the Indenture, the Notes and any agreement in effect at or entered into on the Issue Date;

    (2) any Payment Restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary of, or was acquired by, the Company) and outstanding on such date;

    (3) any Payment Restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); provided, however, that the Payment Restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the holders of the Notes than those with respect to such Restricted Subsidiary contained in such predecessor agreements;

    (4) any Payment Restrictions imposed by purchase money Indebtedness for property acquired in the ordinary course of business that only impose limitations upon the property acquired or proceeds therefrom;

    (5) in the case of clause (c) above any encumbrance or Payment Restriction consisting of (i) customary non-assignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder and (ii) customary non-assignment provisions of any contract or licensing agreement;

    (6) any Payment Restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or any material portion of the Capital Stock or assets of such Restricted Subsidiary;

    (7) any Payment Restriction imposed by the terms of Indebtedness permitted to be incurred by a Foreign Restricted Subsidiary pursuant to clause (2) of paragraph (b) of the covenant described under the caption "-- Certain Covenants--Limitation on Indebtedness"; and

    (8) any Payment Restriction imposed by applicable law or governmental regulation.

 Limitation on Asset Dispositions

   (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless

    (1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition (and if the total proceeds of such sale is greater than $7 million, such transaction shall have been approved by the Board of Directors);

    (2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Fully Traded Common Stock; provided, however, that to the extent that any Fully Traded Common Stock is received pursuant to such Asset Disposition and required to satisfy the 75% requirement of this clause (2), the fair market value of such Fully Traded Common Stock as of the date of disposition shall be treated as Net Available Cash for all purposes of this covenant; and

    (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

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      (A) first, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness (other than any Preferred and Disqualified Stock) (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 270 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that if such prepaid, repaid or purchased Senior Indebtedness was Incurred pursuant to a revolver or similar arrangement that makes credit available, the commitment therefor is permanently reduced by such amount;

      (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to acquire Additional Assets within 270 days from the later of such Asset Disposition or the receipt of such Net Available Cash;

      (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and, to the extent required by the instrument governing such Indebtedness, to holders of other Senior Subordinated Indebtedness designated by the Company) to purchase Notes (and such other Senior Subordinated Indebtedness) pursuant to and subject to the conditions contained in the Indenture; and

      (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), for any purpose not prohibited by the terms of the Indenture.

   For the purposes of the covenant described under this caption, the following shall be deemed to be cash: (x) the assumption of Indebtedness of the Company (other than Preferred Stock and Subordinated Obligations of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability with respect to such Indebtedness in connection with such Asset Disposition, provided, that the amount of such Indebtedness shall not be deemed to be cash for the purpose of the term "Net Available Cash;" and (y) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days or are guaranteed (by means of a letter of credit or otherwise) by an institution specified in the definition of "Temporary Cash Investments."

   (b) In the event of an Asset Disposition that requires the purchase of the Notes (and other Senior Subordinated Indebtedness) pursuant to clause
(a)(3)(C) above, the Company shall purchase Notes tendered pursuant to an offer by the Company for the Notes (and other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (without premium) plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) to be set forth in the Indenture. If the aggregate purchase price of Notes (and any other Senior Subordinated Indebtedness) tendered pursuant to such offer is less than the Net Available Cash allotted to the purchase thereof, the Company will be entitled to apply the remaining Net Available Cash in accordance with clause (a)(3)(D) above. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness) pursuant to the covenant described under this caption if the Net Available Cash available therefor (after application of Net Available Cash in accordance with clauses (A) and (B) of paragraph (a)(3) above) is less than $20 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to any subsequent Asset Disposition).

   (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of the Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations under this clause by virtue thereof.

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 Limitation on Affiliate Transactions.

   (a) The Company will not, and will not permit any Restricted Subsidiary to enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless

    (1) the Affiliate Transaction is made in (A) good faith and (B) on terms which are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be;

    (2) if such Affiliate Transaction involves an amount in excess of $5 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transactions have determined in good faith that the criteria set forth in clause (1)(B) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a Board Resolution; and

    (3) if such Affiliate Transaction involves an amount in excess of $15 million, the Board of Directors shall also have received a written opinion from an investment banking firm, an accounting firm or an appraisal firm of national prominence, with experience in evaluating the terms and conditions of such type of business or transactions that is not an Affiliate of the Company to the effect that such Affiliate Transaction is fair from a financial point of view, to the Company and its Restricted Subsidiaries.

   (b) The provisions of the foregoing paragraph (a) shall not prohibit

    (1) any Permitted Investment and any Restricted Payment permitted to be paid pursuant to the covenant described under the caption "--Limitation on Restricted Payments;"

    (2) any issuance of securities, or other payments, awards, or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the disinterested members of the Board of Directors;

    (3) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries (including, without limitation, customary directors' fees, indemnification and similar arrangements, consulting fees and incentive arrangements);

    (4) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the disinterested members of the Board of Directors;

    (5) transactions in the ordinary course of business (including expense advances and reimbursements) between the Company or any of its Restricted Subsidiaries, on the one hand, and any employee thereof, on the other hand;

    (6) the granting and performance of registration rights for shares of Capital Stock of the Company under a written registration rights agreement approved by a majority of directors of the Company that are disinterested with respect to such transactions;

    (7) transactions with Affiliates solely in their capacity as holders of Indebtedness or Capital Stock of the Company or any of its Subsidiaries where such Affiliates are treated no more favorably than holders of such Indebtedness or such Capital Stock generally;

    (8) transactions with or among the Company and a Restricted Subsidiary or between or among Restricted Subsidiaries;

    (9) transactions undertaken pursuant to any arrangements in existence on and publicly disclosed on or prior to the Issue Date, as such arrangements may be amended or restated, renewed, extended, refinanced, refunded or replaced from time to time; provided that such amendment or restatement, renewal, extension, refinancing, refunding or replacement shall be on terms and conditions that are no less favorable to the Company or any of its Restricted Subsidiaries, which, if determined by a majority of the disinterested members of the Board of Directors shall be conclusive; and

    (10) the repurchase of Capital Stock of the Company from directors, officers or employees of the Company or any Subsidiary permitted by the covenant described under the caption "--Limitation on Restricted Payments".

   Limitation on Liens Securing Subordinated Indebtedness. The Company will not, and will not permit any Restricted Subsidiary to, create, Incur, assume or suffer to exist any Liens of any kind (other than Permitted Liens) upon any of their respective assets or properties now owned or acquired after the date of the Indenture or any income or profits therefrom securing (i) any Indebtedness of the Company or a Restricted Subsidiary which is contractually subordinated to any other Indebtedness of the Company or such Restricted Subsidiary, as the case may be, unless the Notes or the relevant Subsidiary Guarantee, as the case may be, are equally and ratably secured for so long as such Indebtedness is so secured; provided that, if such Indebtedness which is expressly by its terms subordinate or junior in right of payment to any other Indebtedness of the Company or a Restricted Subsidiary is expressly subordinate or junior to the Notes or the relevant Subsidiary Guarantee, as the case may be, then the Lien securing such subordinated or junior Indebtedness shall be subordinate and junior to the Lien securing the Notes or the relevant Subsidiary Guarantee, as the case may be, with the same relative priority as such subordinated or junior Indebtedness shall have with respect to the Notes or the relevant Subsidiary Guarantee, as the case may be, or (ii) any assumption, guarantee or other liability of the Company or any Restricted Subsidiary in respect of any Indebtedness of the Company or a Restricted Subsidiary which is contractually subordinated to any other Indebtedness of the Company or such Restricted Subsidiary, as the case may be, unless the Notes or the relevant Subsidiary Guarantee, as the case may be are equally and ratably secured for so long as such assumption, guaranty or other liability is so secured; provided that, if such subordinated Indebtedness which is contractually subordinated to any other Indebtedness of the Company or a Restricted Subsidiary is expressly by its terms subordinate or junior to the Notes or the relevant Subsidiary Guarantee, as the case may be, then the Lien securing the assumption, guarantee or other liability of such Subsidiary shall be subordinate and junior to the Lien securing the Notes or the relevant Subsidiary Guarantee, as the case may be, with the same relative priority as such subordinated or junior Indebtedness shall have with respect to the Notes or the relevant Subsidiary Guarantee, as the case may be.

   Merger and Consolidation. The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) to, any other Person, unless

    (1) the resulting, surviving or transferee Person, if other than the Company (the "Successor Company"), shall be organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture (and the Subsidiary Guarantees shall be confirmed as applying to such Person's obligations);

    (2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Company or the Successor Company, as applicable, or any Subsidiary as a result of such transaction as having been Incurred by the Company or the Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

    (3) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under the caption "--Limitation on Indebtedness;" and

    (4) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

   Nothing contained in the foregoing clause (3) shall prohibit (i) any Restricted Subsidiary from consolidating with, merging with or into, or transferring all or part of its properties and assets to the Company or (ii) the Company from merging with an Affiliate for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits; provided, however, that in connection with any such merger, consolidation or asset transfer no consideration, other than common stock in the Successor Company or the Company shall be issued or distributed.

   The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the Notes.

   The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to, any Person unless:

     (1) the resulting, surviving or transferee Person (if not such Subsidiary) shall be organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and shall expressly assume, by executing a Subsidiary Guarantee, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee;

     (2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing;

     (3) immediately after giving effect to such transaction, the Company would be able to incur at least $1.00 of Indebtedness pursuant to paragraph
  (a) of the covenant described under the caption "--Limitation on Indebtedness"; and

     (4) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Subsidiary Guarantee, if any, complies with the Indenture.

   The provisions of clauses (1), (2) and (3) above shall not apply to any one or more transactions which constitute an Asset Disposition if the Company has complied with the applicable provisions of the covenant described under "-- Limitation on Asset Dispositions" above.

   The phrase "all or substantially all" of the assets of the Company or a Subsidiary Guarantor will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.

  Future Guarantors

   The Indenture will provide that the Company will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to Guarantee any other Indebtedness of the Company or any Subsidiary Guarantor unless such Restricted Subsidiary simultaneously executes a supplemental indenture to the Indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee of the payment of the Notes shall be subordinated to the Guarantee of such other Indebtedness to the same extent as the Notes or the Subsidiary Guarantees, as applicable, are subordinated to such other Indebtedness. Such Restricted Subsidiary shall be deemed released from its obligations under the Guarantee of the payment of the Notes at any such time that such Restricted Subsidiary is released from all of its obligations under its Guarantee of such other Indebtedness unless such release results from the payment under such Guarantee of other Indebtedness.

  Limitation on Business Activities

   The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses.

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

  SEC Reports

   Whether or not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC (unless such filing is not permitted under the Exchange Act) within the time periods specified in the SEC's rules and regulations and provide the Trustee and the holders of the Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, and make such information available to securities analysts and prospective investors upon request.

Events of Default and Remedies

   Each of the following is an Event of Default:

    (1) a default for 30 days in the payment when due of interest on the Notes, whether or not prohibited pursuant to the subordination provisions of the Indenture;

    (2) a default in payment when due of the principal of any Note at its Stated Maturity, upon optional redemption, upon required repurchase, upon acceleration or otherwise, whether or not prohibited pursuant to the subordination provisions of the Indenture;

    (3) the failure by the Company to comply with its obligations described under the caption "--Certain Covenants--Merger and Consolidation" above;

    (4) the failure by the Company for 30 days after receipt of written notice to comply with any of its obligations in the covenants described above under the caption "Change of Control" (other than a failure to purchase Notes) or under the caption "--Certain Covenants" under "-- Limitation on Indebtedness," "--Limitation on Restricted Payments," "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries," "--Limitation on Asset Dispositions" (other than a failure to purchase Notes), "--Limitation on Affiliate Transactions," "--Future Guarantors," "--Limitations on Business Activities" or "--SEC Reports;"

    (5) the failure by the Company for 60 days after receipt of written notice to comply with any of the other agreements contained in the Indenture;

    (6) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10 million (the "cross acceleration provision");

    (7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions");

    (8) any judgment or decree for the payment of money in excess of $10 million is entered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 days following the entry of such judgment or decree and is not discharged, waived or stayed within 20 days after notice (the "judgment default provision"); or

    (9) any Subsidiary Guarantee by a Significant Subsidiary ceases to be in full force and effect or becomes unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Subsidiary Guarantee) or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guarantee.

However, a default under clauses (4), (5), (6), (7) (with respect to a Significant Subsidiary) or (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

   If an Event of Default (other than the bankruptcy provisions relating to the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

   Notwithstanding the foregoing, in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in clause (6) above shall have occurred and be continuing, such declaration of acceleration of the Notes and such Event of Default shall be automatically annulled and rescinded and be of no further effect if the Indebtedness that is the subject of such Event of Default has been discharged or paid in full or such Event of Default shall have been cured or waived by the holders of such Indebtedness and if such Indebtedness has been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness and written notice of such discharge, cure or waiver and rescission, as the case may be, shall have been given to the Trustee within 30 days after such declaration of acceleration in respect of the Notes by the Company or by the requisite holders of such Indebtedness or a trustee, fiduciary or agent for such holders or other evidence satisfactory to the Trustee of such events is provided to the Trustee and no other Event of Default shall have occurred which has not been cured or waived during such 30-day period.

   Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless

    (1) such holder has previously given the Trustee written notice that an Event of Default is continuing;

    (2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

    (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

    (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

    (5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

   Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

   The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

   Amendments and waivers of the Indenture or the Notes may be made by the Company and the Trustee with the written consent of the holders of at least a majority in principal amount of the Notes; provided, that without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

    (1) reduce the principal amount of Notes whose holders must consent to an amendment or waiver;

    (2) reduce the rate of or extend the time for payment of interest on any Note;

    (3) reduce the principal of or extend the Stated Maturity of any Note;

    (4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "--Optional Redemption";

    (5) make any Note payable in money other than that stated in the Notes;

    (6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

    (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

    (8) make any change to the subordination provisions of the Indenture that would adversely affect the holders of Notes; or

    (9) make any change in any Subsidiary Guarantee that would adversely affect the holders in any material respect.

   Notwithstanding the preceding, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the
Notes:

    (1) to cure any ambiguity, omission, defect or inconsistency;

    (2) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

    (3) to provide for the assumption by a successor corporation of the obligations of the Company and the Subsidiary Guarantors under the Indenture;

    (4) to add guarantees with respect to the Notes or to secure the Notes;

    (5) to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company;

    (6) to make any change that does not adversely affect in any material respect the legal rights under the Indenture of any such holder; or

    (7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trustee Indenture Act.

   However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of Fairchild or any Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consents to such change.

   The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

   After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

   The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Discharge; Defeasance

   The Company may terminate all obligations under the Indenture at any time:
(i) by delivering to the Trustee all outstanding Notes for cancellation or
(ii) if all outstanding Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption and the Company irrevocably deposits with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date and if in either case the Company pays all other sums payable by the Company under the Indenture.

   The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations described under the caption"--Change of Control" and under the covenants described under the caption "--Certain Covenants" (other than the covenant described under the caption "--Certain Covenants--Merger and Consolidation") (and any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under the caption "--Events of Default and Remedies" above and the limitations contained in clause (3) of the covenant described under the caption "--Certain Covenants--Merger and Consolidation" above ("covenant defeasance").

   The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto.

   In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

   The Bank of New York is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

   The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Certain Definitions

   "Additional Assets" means any

    (1) property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary;

    (2) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

    (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clauses
(2) and (3) is primarily engaged in Permitted Businesses.

   "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person.

   For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

   "Asset Disposition" means any direct or indirect sale, lease, transfer, conveyance or other disposition (or series of related sales, leases, transfers, conveyances or dispositions) of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any Restricted Subsidiary (including any disposition by means of a merger, consolidation or similar transaction) involving an amount in excess of $5 million other than

    (1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

    (2) a disposition of property or assets at fair market value in the ordinary course of business and consistent with past practices of the Company or any of its Restricted Subsidiaries, as applicable (including. without limitation, sales of products to customers, disposition of excess inventory and dispositions of used, worn-out, obsolete, damaged or replaced equipment);

    (3) the disposition or grant of licenses to third parties in respect of intellectual property in the ordinary course of business and consistent with past practices of the Company or any of its Restricted Subsidiaries, as applicable;

    (4) a disposition by the Company or any Subsidiary of assets within 24 months after such assets were directly or indirectly acquired as part of an acquisition of other properties or assets (including Capital Stock) (the "Primary Acquisition"), and the proceeds therefrom are used within 18 months after the date of sale to repay any Indebtedness Incurred in connection with the Primary Acquisition of such assets;

    (5) for purposes of the covenant described under the caption "--Certain Covenants--Limitation on Asset Dispositions" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under the caption "--Certain Covenants--Limitation on Restricted Payments;"

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    (6) for purposes of the covenant described under the caption "--Certain
  Covenants--Limitation on Asset Dispositions" only, a disposition of shares of Capital Stock, property or other assets by the Company or any Restricted Subsidiary to any Person as an Investment in such Person provided that (i) the Company or such Restricted Subsidiary receives consideration at the time of such disposition at least equal to the fair market value of such shares, property or other assets, (ii) such Investment is a Permitted Investment described under paragraph (9) of the definition of Permitted Investment and (iii) the amount of any consideration in the form of cash or Temporary Cash Investments shall be treated as Net Cash Proceeds for purposes of such covenant;

    (7) an Asset Disposition that also constitutes a Change of Control; provided, however, that the Company complies with its obligations described under the caption "--Change of Control;"

    (8) any disposition of properties or assets that is governed by the provisions described under "--Certain Covenants-Merger and Consolidation;"

    (9) for purposes of the covenant described under the caption "--Certain Covenants--Limitation on Asset Dispositions", only any trade, exchange or swap of properties or assets by the Company or any Restricted Subsidiary with any other Person; provided, that the fair market value of the assets or properties traded, exchanged or swapped by the Company or such Restricted Subsidiary is reasonably equivalent to the fair market value of the assets or properties received; provided, further, however, that the amount of any cash payment received by the Company or any Restricted Subsidiary shall be treated as Net Cash Proceeds for purposes of such covenant; and

    (10) the granting or incurrence of any Lien that does not violate the "Limitation on Liens Securing Subordinated Indebtedness" covenant;

provided, however, that for purposes of the definition of "Consolidated Coverage Ratio," "Asset Disposition" shall include all such asset dispositions regardless of amount.

   "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (x) the sum of the products of the numbers of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or scheduled redemption multiplied by the amount of such payment by (y) the sum of all such payments.

   "Bank Indebtedness" means any and all Indebtedness and other amounts payable under or in respect of the New Credit Facility including principal, premium (if any), interest (including interest accruing at the contract rate specified in the New Credit Facility (including any rate applicable upon default) on or after the filing of any petition in bankruptcy, or the commencement of any similar state, federal or foreign reorganization or liquidation proceeding, relating to the Company and interest that would accrue but for the commencement of such proceeding whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

   "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

   "Board Resolution" means a duly adopted resolution of the Board of Directors in full force and effect at the time of determination and certified as such by the Secretary or an Assistant Secretary of the Company.

   "Business Day" means each day which is not a Legal Holiday.

   "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (including partnership interests) in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.

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   "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP. The Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Consolidated Coverage Ratio" as of any date of determination (the "Transaction Date") means the ratio of (x) the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters for which financial statements are available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that

    (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to (a) such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and (b) the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

    (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

    (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

    (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

    (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment requiring an adjustment pursuant to clause (3) or

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  (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an Investment or an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Indebtedness if such Interest Rate Protection Agreement has a remaining term as at the date of determination in excess of 12 months). For purposes of this definition, whenever pro forma effect is to be given to any Indebtedness Incurred pursuant to a revolving credit facility the amount outstanding under such Indebtedness shall be equal to the average of the amount outstanding during the period commencing on the first day of the first of the four most recent fiscal quarters for which financial statements are available and ending on the date of determination.

   "Consolidated Interest Expense" means, for any period, the sum of

   (a) total interest expense of the Company and its consolidated Restricted Subsidiaries, including, to the extent not otherwise included in such interest expense (without duplication), and to the extent Incurred by the Company or its Restricted Subsidiaries:

    (1) interest expense attributable to Capitalized Lease Obligations;

    (2) amortization of debt discount and debt issuance cost;

    (3) capitalized interest;

    (4) non-cash interest expense;

    (5) accrued interest;

    (6) amortization of commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

    (7) interest actually paid by the Company or any such Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person;

    (8) net costs associated with Hedging Obligations (including amortization of fees);

    (9) amortization of the interest portion of any deferred obligation; provided, that any accretion of environmental, post-retirement health insurance or other reserves not in respect of Indebtedness shall not be included in Consolidated Interest Expense;

   (b) Preferred Stock dividends paid during such period in respect of all Preferred Stock of Restricted Subsidiaries of the Company held by Persons other than the Company or a Wholly Owned Subsidiary; and

   (c) cash contributions to any employee stock ownership plan or other trust for the benefit of employees to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust to purchase Capital Stock of the Company.

   "Consolidated Net Income" means, for any period, the net income (loss) of the Company, and its consolidated Subsidiaries, provided, however, that there shall not be included in such Consolidated Net Income

    (1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that

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      (A) the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

      (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

    (2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

    (3) for purposes of the covenant described under the caption "Certain Covenants--Limitation on Restricted Payments" only, any net income (or loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that

      (A) the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary (including, but not limited to, amounts that could have been distributed as a result of an existing waiver of the Payment Restrictions) during such period to the Company or another Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Subsidiary, to the limitation contained in this clause); and

      (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

    (4) any gain or loss realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

    (5) any extraordinary gain or loss; and

    (6) the non-recurring cumulative effect of a change in accounting principles.

Notwithstanding the foregoing, for the purposes of the covenant described under the caption "Certain Covenants--Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

   "Consolidated Tangible Assets" means, as of any date of determination, the total assets, less goodwill and other intangibles (other than patents, trademarks, copyrights, licenses and other intellectual property) shown on the balance sheet of the Company and its Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, determined on a consolidated basis in accordance with GAAP.

   "Currency Exchange Protection Agreement" means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

   "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

   "Designated Senior Indebtedness" means

    (1) the Bank Indebtedness; and

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    (2) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $50 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

   "Disqualified Stock" of a Person, with respect to any Person, means any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event

    (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

    (2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

    (3) is mandatorily redeemable or must be purchased, upon the occurrence of certain events or otherwise, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes;

and any Preferred Stock of a Restricted Subsidiary of such Person, provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if

    (1) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under the captions "-- Certain Covenants--Limitation on Asset Dispositions" and "--Certain Covenants--Change of Control;" and

    (2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

   "EBITDA" for any period means the sum of Consolidated Net Income plus the following to the extent deducted in calculating such Consolidated Net Income:

    (1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

    (2) Consolidated Interest Expense;

    (3) depreciation expense and amortization expense of the Company and its consolidated Restricted Subsidiaries;

    (4) all other non-cash items of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period reducing Consolidated Net Income) less all non-cash items increasing Consolidated Net Income; and

    (5) all bonuses paid to executive officers of the Company in connection with the KTI Acquisition and severance, rationalization, product qualification and other non-recurring transition costs incurred in connection with the KTI Acquisition in each case for such period.

   "Foreign Restricted Subsidiary" means a Restricted Subsidiary that is incorporated in a jurisdiction other than, and the majority of the assets of which are located outside of, the United States, a State thereof and the District of Columbia.

   "Fully Traded Common Stock" means Capital Stock issued by any corporation which is listed on either the New York Stock Exchange or the American Stock Exchange or included for trading privileges in the National Market System of the National Association of Securities Dealers Automated Quotation System; provided, however, that (a) either such Capital Stock is freely tradable under the Securities Act (including pursuant to Rule

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

145(d) (1) thereunder) upon issuance or the holder thereof has contractual registration rights that will permit the sale of such Capital Stock pursuant to an effective registration statement not later than nine months after issuance to the Company or one of its Subsidiaries and (b) such Capital Stock is also so listed or included for trading privileges.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

   "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person

    (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

    (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include

    (1) endorsements for collection or deposit in the ordinary course of business; or

    (2) obligations, warranties and indemnities, not with respect to Indebtedness of any Person, that have been or are undertaken or made in the ordinary course of business or in connection with any Asset Disposition permitted by the covenant described under the caption "--Certain Covenants--Limitation on Asset Dispositions" and not for the benefit of or in favor of an Affiliate of the Company or any of its Subsidiaries. The term "Guarantee" used as a verb has a corresponding meaning.

   "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Protection Agreement or Currency Exchange Protection Agreement or other similar agreement or arrangement involving interest rates, currencies, commodities or otherwise.

   "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary;

   The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

   "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

    (1) the principal of and premium (if any such premium is then due and owing) in respect of

      (A) indebtedness of such Person for money borrowed; and

      (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

    (2) all Capitalized Lease Obligations of such Person;

    (3) all obligations of such Person issued or assumed as the deferred purchase price of property (which purchase price is due more than 180 days after taking title to such property), all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

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

    (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

    (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person (but excluding, in each case, any accrued dividends);

     (6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

     (7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

     (8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

For purposes of this definition, the obligation of such person with respect to the redemption, repayment or repurchase price of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the amount of liability required by GAAP to be accrued or reflected on the most recently published balance sheet of such Person; provided, however, that

     (1) the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP; and

     (2) Indebtedness shall not include any liability for federal, state, local or other taxes.

   "Interest Rate Protection Agreement" means, in respect of any Person, any interest rate swap agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates.

   "Investment" by any Person in any other Person means any direct or indirect advance, loan (other than advances to customers or suppliers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such former Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such latter Person that are or would be classified as investments on a balance sheet of such former Person prepared in accordance with GAAP. In determining the amount of any Investment in respect of any property or assets other than cash, such property or asset shall be valued at its fair market value at the time of such Investment (unless otherwise specified in this definition), as determined in good faith by the Board of Directors. For purposes of the definition of "Unrestricted Subsidiary", the definitions of "Restricted Payment" and "Permitted Investment" and the covenant described under the caption "--Certain Covenants--Limitation on Restricted Payments,"


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     (1) "Investment" shall include the portion (proportionate to the
  Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

     (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

   "Issue Date" means the date on which the outstanding notes were originally issued.

   "Legal Holiday" means each Saturday, Sunday and each day on which commercial banking institutions are authorized or required by law to close in New York City.

   "Lenders" has the meaning specified in the New Credit Facility.

   "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

   "Net Available Cash" from an Asset Disposition means the aggregate amount of cash or Temporary Cash Investments received in respect of an Asset Disposition (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) therefrom, in each case net of

     (1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred (including fees and expenses of counsel and investment bankers), and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP as a consequence of such Asset Disposition;

     (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

     (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Disposition; and

     (4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and including, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Dispositions, all as determined in conformity with GAAP, retained by the Company or any Restricted Subsidiary after such Asset Disposition.

   "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, printing costs, underwriters' or placement agents' fees, discounts or commissions and brokerage stock exchange listing fees, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

   "New Credit Facility" means

     (1) one or more credit agreements, loan agreements or similar agreements providing for working capital advances, term loans, letter of credit facilities or similar advances, loan or facilities to the Company, any Restricted Subsidiary, domestic or foreign, or any or all of such Persons, including the Credit

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  Agreement among the Company and certain subsidiaries of the Company, as borrowers, the lenders party thereto and Salomon Smith Barney Inc. and NationsBanc Montgomery Securities LLC, arrangers for the lenders, as the same may be amended, modified, restated or supplemented from time to time, or any other indebtedness referred to in clause (b)(1) of the covenant described under the caption "--Certain Covenants--Limitation on Indebtedness;" and

     (2) any one or more agreements governing advances, loans or facilities provided to refund, refinance, replace or renew (including subsequent or successive refundings, financings, replacements and renewals) Indebtedness under the agreement or agreements referred to in the foregoing clause (1), as the same may be amended, modified, restated or supplemented from time to time.

   "Officer's Certificate" means a certificate signed by the Chairman of the Board, the President, an Executive Vice President, a Senior Vice President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Company and delivered to the Trustee.

   "Opinion of Counsel" means a written opinion of counsel reasonably acceptable to the Trustee, which may be an employee of or counsel for the Company.

   "Permitted Businesses" means (i) the lines of businesses that the Company or any of the Restricted Subsidiaries were engaged in on the date of the Indenture or that are contemplated by the Offering Circular, (ii) the businesses engaged in by any acquired businesses, provided that a substantial portion of their business at the time of acquisition was related or ancillary to the Company's then existing lines of business, (iii) extensions of the businesses referred to in clauses (i) and (ii), including without limitation, new products and services to its markets or new distribution channels, (iv) any other lines of business or activities that are related or ancillary to the businesses referred to in clauses (i)-(iii), and (v) unrelated lines of business that individually are not material to the Company and the Restricted Subsidiaries taken as a whole.

   "Permitted Holders" means (i) Jeffrey J. Steiner; (ii) any member of Jeffrey J. Steiner's immediate family or any of his lineal descendants; (iii) any trust or estate the principal beneficiaries of which are persons referred to in clause (i) or (ii); (iv) in the event of the incompetence or death of any of the persons described in clauses (i) and (ii), such person's estate, executor, administrator, committee or other personal representative or beneficiaries, and (v) any Affiliate or associate (as defined in the Exchange
Act) of the persons described in clauses (i), (ii), (iii) and (iv).

   "Permitted Investment" means an Investment in

    (1) the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary;

    (2) another Person, if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

    (3) Temporary Cash Investments;

    (4) Trade Payables;

    (5) loans or advances to officers, directors or employees of the Company or any of its Restricted Subsidiaries for travel, transportation, entertainment, and moving and other relocation expenses and other business expenses that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

    (6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, as the case may be;

    (7) stock, obligations or securities received

      (A) in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary;

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

      (B) in satisfaction of judgments; or

      (C) as consideration in connection with an Asset Disposition permitted pursuant to the covenant described under the caption "-- Certain Covenants--Limitation on Asset Disposition";

    (8) Investments deemed to have been made as a result of the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of the acquisition of such Person;

    (9) Unrestricted Subsidiaries, joint ventures and other Persons provided that at the time such Investment is made the net amount of all Investments made pursuant to this clause (9) after the Issue Date does not exceed 7.5% of Consolidated Tangible Assets. The net amount of such Investments as of any date of determination shall be determined by subtracting (A) the aggregate amount of all payments of interest on Indebtedness, dividends or repayments of loans or other transfers of cash or assets received by the Company or a Restricted Subsidiary as a return of or on such Investment from (B) the aggregate amount of all such Investments made by the Company and the Restricted Subsidiaries pursuant to this clause (9); and

    (10) the transfer of all of the assets and liabilities of the Optical Disc Equipment Group business of Fairchild Technologies Optical Disc Equipment Group GmbH to an Unrestricted Subsidiary.

   "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves have been taken on the books of the Company; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (e) Liens securing an Interest Rate Protection Agreement so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing the Interest Rate Protection Agreement; (f) Liens for the purpose of securing the payment (or the refinancing of the payment) of all or a part of any purchase money Indebtedness relating to assets or property acquired or constructed in the ordinary course of business provided that (x) the aggregate principal amount of Indebtedness secured by such Liens shall not exceed the cost of the assets or property so acquired or constructed and (y) such Liens shall not encumber any other assets or property of the Company or any Restricted Subsidiary other than such Assets or property and assets affixed or appurtenant thereto; and (g) Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business.

   "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

   "Plans" means any employee benefit plan, retirement plan, deferred compensation plan, restricted stock plan, health, life, disability or other insurance plan or program, employee stock purchase plan, employee stock ownership plan, pension plan, stock option plan or similar plan or arrangement of the Company or any Subsidiary, or any successor thereof and "Plan" shall have a correlative meaning.


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

   "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

   "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

   "Public Equity Offering" means an underwritten primary public offering of Capital Stock (other than Disqualified Stock) of the Company pursuant to an effective registration statement under the Securities Act.

   "Refinancing Indebtedness" means Indebtedness that refunds, refinances, replaces, renews, repays or extends (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that

       (1) the Refinancing Indebtedness has Stated Maturity no earlier than any Stated Maturity of the Indebtedness being refinanced;

       (2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced; and

       (3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) of the Indebtedness being refinanced (including, with respect to both the Refinancing Indebtedness and the Indebtedness being refinanced, amounts then outstanding and amounts available thereunder) plus
  (y) unpaid interest, prepayment penalties, redemption or repurchase premiums, defeasance costs, fees, expenses and other amounts owing with respect thereto, plus reasonable financing fees and other reasonable out-of-pocket expenses incurred in connection therewith;

provided further, however, that (i) Refinancing Indebtedness shall not include Indebtedness of a Restricted Subsidiary that refinances Indebtedness of the Company and (ii) clauses (1) and (2) above will not apply to any Indebtedness that refinances Indebtedness Incurred pursuant to the New Credit Facility.

   "Representative" means the trustee, agent or other representative (if any) for an issue of Senior Indebtedness.

   "Restricted Payment" with respect to any Person means

    (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock, Capital Stock or assets of a Restricted Subsidiary) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

    (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of any Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

    (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase, or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); or Obligations (other than the purchase, repurchase, or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); or

    (4) the making of any Investment in any Person (other than Permitted Investment).

   "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

   "Secured Indebtedness" means any Indebtedness of the Company or any Subsidiary Guarantor secured by a Lien.

   "Senior Indebtedness" means with respect to the Company or any Subsidiary Guarantor

    (1) all Bank Indebtedness; and

    (2) all other Indebtedness of the Company or a Subsidiary Guarantor including interest and fees thereon, whether outstanding on the Issue Date or thereafter issued or Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Notes or the applicable Subsidiary Guarantee;

provided, however, that Senior Indebtedness shall not include

    (1) any liability for Federal, state, local or other taxes owed or owing by the Company;

    (2) any Trade Payables;

    (3) any Indebtedness, Guarantee or obligation of the Company or a Subsidiary Guarantor which is subordinate or junior in any respect to any other Indebtedness, Guarantee or obligation of the Company or such Subsidiary Guarantor including any Senior Subordinated Indebtedness and any Subordinated Obligations; and

    (4) any obligations with respect to any Capital Stock.

   "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Company or a Subsidiary Guarantor that specifically provides that such Indebtedness is to rank pari passu with the Notes or the applicable Subsidiary Guarantee in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company or such Subsidiary Guarantor which is not Senior Indebtedness.

   "Significant Subsidiary" means a Restricted Subsidiary of the Company that is a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act and the Exchange Act.

   "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

   "Subordinated Obligation" means any Indebtedness of the Company or a Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter incurred) that is contractually subordinated or junior in right of payment to the Notes or the applicable Subsidiary Guarantee pursuant to a written agreement.

   "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by

    (1) such Person,

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

    (2) such Person and one or more Subsidiaries of such Person or

    (3) one or more Subsidiaries of such Person.

   Unless the context requires otherwise, "Subsidiary" shall refer to a Subsidiary of the Company.

   "Subsidiary Guarantee" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

   "Subsidiary Guarantor" means any Subsidiary of the Company that Guarantees the Company's Obligations with respect to the Notes.

   "Temporary Cash Investments" means any of the following:

    (1) investments in U.S. Government Obligations;

    (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $50 million (or the Dollar Equivalent thereof) and whose long-term debt is rated "A-" or higher according to Moody's Investors Service, Inc. (or such equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act));

    (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

    (4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Rating Services; and

    (5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Rating Services or "A" by Moody's Investors Service, Inc.

   "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business of such Person in connection with the acquisition of goods or services.

   "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

   "Unrestricted Subsidiary" means

    (1) Fairchild Germany, Inc., Fairchild Technologies USA, Inc., Fairchild Technologies Europe Limited, Fairchild Technologies Korea Limited, Fairchild Technologies Semiconductor Equipment, Convac France SA, Snails, Inc., Fairchild CDI SA, MediaDisc SA, Cutek Research, Inc., Gobble Gobble, Inc. and Warthog, Inc., which Subsidiaries on the Issue Date, hold only the Company's Farmingdale, Long Island project, the interest of the Company in Nacanco Paketleme and substantially all the business and assets of Technologies, plus up to $5.0 million in cash in the aggregate invested in the Subsidiary holding the Farmingdale, Long Island project;

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

    (2) any Subsidiary of the Company that at the time of determination shall be or continues to be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

    (3) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary (a "Designation") unless:

  . a Default shall have occurred and be continuing at the time of or after giving effect to the Designation;

  . such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; and

  . either (x) the assets of such Subsidiary do not exceed $1,000 or (y) the Company would be permitted under the Indenture to make an Investment at the time of Designation (assuming the effectiveness of such Designation) under the covenant described under the caption "--Certain Covenants-- Limitation on Restricted Payments."

   The Board of Directors may revoke any designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") if:

  . no Default shall have occurred and be continuing at the time of such Revocation; and

  . all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture and for all purposes of the Indenture shall be deemed to have been Incurred at such time.

   All Designations and Revocations must be evidenced by resolutions of the Board of Directors delivered to the Trustee certifying compliance with the foregoing provisions.

   "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

   "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

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

                      MATERIAL FEDERAL TAX CONSIDERATIONS

   The following is a general discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the IRS will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the Notes. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances, for example, dealers in securities, insurance companies, financial institutions, tax-exempt entities, persons who own Notes through partnerships or other pass-through entities, former citizens or residents of the United States, persons who hold Notes as part of a straddle, hedge or conversion transaction or persons subject to the alternative minimum tax provisions of the Code. The discussion also does not discuss any aspects of state, local or foreign law, or U.S. federal estate and gift tax law, other than U.S. federal estate tax law as applicable to Non-U.S. Holders, as defined below. In addition, this discussion is limited to original purchasers of the Notes who acquire the Notes for cash at their original issue price within the meaning of Section 1273 of the Code and who will hold the Notes as "capital assets" within the meaning of Section 1221 of the Code.

   Except as the context otherwise requires, references in this Section to the Notes shall apply to both the exchange notes and the outstanding notes (See "Description of the Notes").

   PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

 Exchange of Outstanding Notes for Exchange Notes

   The exchange of the outstanding notes for the exchange notes will not be treated as a taxable event for U.S. federal income tax purposes. Accordingly, a holder of the outstanding notes will not recognize any federal taxable gain or loss as a result of exchanging outstanding notes for exchange notes pursuant to the exchange offer. A holder will have the same tax basis and holding period in the exchange notes as that holder had in the outstanding notes immediately prior to the exchange.

   The following discussion is limited to the U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder. As used herein, a "Non-U.S. Holder" is any beneficial owner other than (a) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (b) a corporation formed under the laws of the United States or any political subdivision thereof, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust. Solely for purposes of withholding tax on interest discussed below, a Non-U.S. Holder includes a non-resident fiduciary of an estate or trust. For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of the Notes will generally be considered to be "U.S. trade or business income" if such income or gain is (a) effectively connected with the conduct of a U.S. trade or business and (b) in the case of most treaty residents, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S.

 Interest

   Generally, any interest paid, including any original issue discount, to a Non-U.S. Holder of the Notes that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Interest on the Notes will generally qualify as portfolio interest if (a) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of our voting stock and is not a

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

"controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code, (b) the Non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business and (c) either (1) the beneficial owner of the Notes certifies, under penalties or perjury, to the paying agent or us, as the case may be, that such owner is a Non-U.S. Holder and provides such owner's name and address or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Notes on behalf of a beneficial owner thereof, certifies, under penalties of perjury, that such certificate has been received by it or by a Financial Institution between it and the beneficial owner and furnishes the payor with a copy thereof. Recently adopted Treasury Regulations that will generally become effective January 1, 2001, (the "New Regulations") provide alternative methods for satisfying the certification requirement described in (iii) above. The New Regulations generally require, in the case of the Notes held by a foreign partnership, that the certificate described in
(iii) above be provided by the partners rather than by the foreign partnership and that the partnership provide certain information including a U.S. Taxpayer Identification Number ("TIN").

   The gross amount of payments to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to withholding of U.S. federal income tax at a 30% rate, unless a U.S. income tax treaty applies to reduce or eliminate such withholding. U.S. trade or business income will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). To claim the benefit of a tax treaty or to claim exemption from withholding because interest income is U.S. trade or business income, a Non-U.S. Holder must provide a properly executed Form 1001 or 4224, as applicable, prior to the payment of interest. These forms must be periodically updated. Under the New Regulations, a Non-U.S. Holder claiming either such exemption will be required to provide a Form W-8, subject to certain transition rules, and may be required to provide a TIN. Special procedures are provided in the New Regulations for payments through qualified intermediaries. Prospective investors should consult their own tax advisors regarding the effect to them, if any, of the New Regulations.

   A Non-U.S. Holder of the Notes that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of any amounts withheld by filing an appropriate claim for a refund with the IRS.

 Disposition of the Notes

   Subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, retirement or other disposition of the Notes generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income or (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Notes as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition.

 Federal Estate Tax

   Notes that are held, or treated as held, by a non-resident alien individual (as specifically determined under residence rules for U.S. federal estate tax purposes) at the time of death will not be subject to U.S. federal estate tax provided that the interest thereon qualifies as portfolio interest and was not U.S. trade or business income.

 Information Reporting and Backup Withholding

   We must report annually to the IRS and to each Non-U.S. Holder any interest that is subject to withholding or that is exempt from U.S. withholding tax pursuant to a tax treaty. We must also report interest that is exempt

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

from U.S. tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

   Treasury Regulations provide that backup withholding and additional information reporting will not apply to payments on the Notes by us to a Non-U.S. Holder if the holder certifies as to its Non-U.S. status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact satisfied).

   The payment of the proceeds from the disposition of the Notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its name, address and Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact satisfied. The payment of the proceeds from the disposition of the Notes to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or backup withholding. In the case of the payment of proceeds from the disposition of the Notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, information reporting is required on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is not a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

   A "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or (iii) under the New Regulations, a foreign partnership that, at any time during its taxable year, is 50% or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business. The New Regulations provide certain presumptions under which a Non-U.S. Holder will be subject to backup withholding and information reporting unless the Non-U.S. Holder provides a certification as to its Non-U.S. Holder status.

   Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

   THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                             PLAN OF DISTRIBUTION

   A broker-dealer that is the holder of outstanding notes that were acquired for the account of such broker-dealer as a result of market-making or other trading activities (other than outstanding notes acquired directly from us or any affiliate of ours) may exchange such outstanding notes for exchange notes pursuant to the exchange offer; PROVIDED, that each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after consummation of the exchange offer (or such shorter period during which broker-dealers are required by law to deliver this prospectus), we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale.

   We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other holder of exchange notes. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   For a period of 180 days after consummation of the exchange offer (or such shorter period during which broker-dealers are required by law to deliver this prospectus), we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer and to our performance of, or compliance with, the registration rights agreement (other than commissions or concessions of any brokers or dealers) and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   Certain legal matters in connection with the offering of the exchange notes will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

   The consolidated financial statements of the Company as of June 30, 1997 and 1998 and for each of the years in the three-year period ended June 30, 1998 included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of Edwards and Lock Management Corporation, doing business as Special-T Fasteners, as of March 31, 1997 and 1996 and for each of the years in the three-year period ended March 31, 1997, incorporated by reference in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of Nacanco Paketleme for each of the years in the three-year period ended December 31, 1998, incorporated by reference in this prospectus and registration statement have been audited by Basaran Serbest Muhasebeci Maki Musavirlika A.S., independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of KTI as of December 31, 1998 and for each of the years in the three-year period ended December 31, 1998 included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
THE FAIRCHILD CORPORATION AND SUBSIDIARIES
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of June 30, 1997 and 1998................  F-3
  Consolidated Statements of Earnings for the Years ended June 30, 1996,
   1997 and 1998..........................................................  F-5
  Consolidated Statements of Stockholders' Equity as of July 1, 1995 and
   June 30, 1996, 1997
   and 1998 ..............................................................  F-7
  Consolidated Statements of Cash Flows for the Years ended June 30, 1996,
   1997 and 1998 .........................................................  F-8
  Notes to Consolidated Financial Statements..............................  F-9
  Condensed Consolidated Balance Sheets as of June 30, 1998 and March 28,
   1999 (Unaudited)....................................................... F-48
  Condensed Statements of Earnings (Unaudited) for the Three (3) and Nine
   (9) Months ended March 29, 1998 and March 28, 1999..................... F-49
  Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine
   (9) Months ended March 29, 1998 and March 28, 1999..................... F-51
  Notes to Condensed Consolidated Financial Statements (Unaudited)........ F-52
KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES
  Report of Independent Public Accountants................................ F-61
  Consolidated Statements of Income for the Years ended December 31, 1998,
   1997 and 1996.......................................................... F-62
  Consolidated Balance Sheets as of December 31, 1998 and 1997............ F-63
  Consolidated Statements of Stockholders' Equity for the Years ended
   December 31, 1998, 1997
   and 1996............................................................... F-64
  Consolidated Statements of Cash Flows for the Years ended December 31,
   1998, 1997 and 1996.................................................... F-65
  Notes to Consolidated Financial Statements.............................. F-66

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Fairchild Corporation:

   We have audited the accompanying consolidated balance sheets of The Fairchild Corporation (a Delaware corporation) and consolidated subsidiaries as of June 30, 1997 and 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Nacanco Paketleme (see Note 7), the investment in which is reflected in the accompanying financial statements using the equity method of accounting. The investment in Nacanco Paketleme represents 2 percent of total assets as of June 30, 1998 and 1997, and the equity in its net income represents 17 percent, 257 percent, and 9 percent of earnings from continuing operations. The statements of Nacanco Paketleme were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Nacanco Paketleme, is based on the report of other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of The Fairchild Corporation and consolidated subsidiaries as of June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, 1997 and 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
September 22, 1998 (except
with respect to the matters
discussed in Notes 23 and
24, as to which the date is
June 8, 1999)

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                           June 30,   June 30,
                                                             1997       1998
                                                          ---------- ----------
                         ASSETS
Current Assets:
  Cash and cash equivalents, $4,839 and $746 restricted.. $   19,420 $   49,601
  Short-term investments.................................     25,647      3,962
  Accounts receivable-trade, less allowances of $6,905
   and $5,655............................................    151,361    120,284
  Inventories:
    Finished goods.......................................    292,441    187,205
    Work-in-process......................................     20,357     20,642
    Raw materials........................................     10,567      9,635
                                                          ---------- ----------
                                                             323,365    217,482
Net current assets of discontinued operations............     17,884     11,613
Prepaid expenses and other current assets................     34,490     53,081
                                                          ---------- ----------
      Total current assets...............................    572,167    456,023
Property, plant and equipment, net of accumulated
 depreciation of $131,646 and $82,968....................    121,918    118,963
Net assets held for sale.................................     26,147     23,789
Net noncurrent assets of discontinued operations.........     14,495      8,541
Cost in excess of net assets acquired (Goodwill), less
 accumulated amortization of $36,672 and $42,079.........    154,129    168,307
Investments and advances, affiliated companies...........     55,678     27,568
Prepaid pension assets...................................     59,742     61,643
Deferred loan costs......................................      9,252      6,362
Long-term investments....................................      4,120    235,435
Other assets.............................................     35,018     50,628
                                                          ---------- ----------
      Total assets....................................... $1,052,666 $1,157,259
                                                          ========== ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                         June 30,    June 30,
                                                           1997        1998
                                                        ----------  ----------
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank notes payable and current maturities of long-
   term debt........................................... $   47,322  $   20,665
  Accounts payable.....................................     75,522      53,859
  Accrued liabilities:
    Salaries, wages and commissions....................     17,138      23,613
    Employee benefit plan costs........................      1,764       1,463
    Insurance..........................................     15,021      12,575
    Interest...........................................     11,213       2,303
    Other accrued liabilities..........................     52,182      52,789
                                                        ----------  ----------
                                                            97,318      92,743
  Income taxes.........................................      5,863      28,311
                                                        ----------  ----------
      Total current liabilities........................    226,025     195,578
Long-term liabilities:
  Long-term debt, less current maturities..............    416,922     295,402
  Other long-term liabilities..........................     23,622      23,767
  Retiree health care liabilities......................     43,351      42,103
  Noncurrent income taxes..............................     42,013      95,176
  Minority interest in subsidiaries....................     68,309      31,674
                                                        ----------  ----------
      Total liabilities................................    820,242     683,700
Stockholders' equity:
  Class A common stock, 10 cents par value; authorized
   40,000,000 shares, 26,678,561 (20,233,879 in 1997)
   shares issued and 20,428,591 (13,992,283 in 1997)
   shares outstanding..................................      2,023       2,667
  Class B common stock, 10 cents par value; authorized
   20,000,000 shares, 2,624,716 (2,632,516 in 1997)
   shares issued and outstanding.......................        263         263
  Paid-in capital......................................     71,015     195,112
  Retained earnings....................................    209,949     311,039
  Cumulative other comprehensive income................        893      16,386
  Treasury Stock, at cost, 6,249,970 (6,241,596 in
   1997) shares of Class A common stock................    (51,719)    (51,908)
                                                        ----------  ----------
    Total stockholders' equity.........................    232,424     473,559
                                                        ----------  ----------
    Total liabilities and stockholders' equity......... $1,052,666  $1,157,259
                                                        ==========  ==========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (In thousands, except per share data)

                                               For the Years Ended June 30,
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
Revenue:
  Net sales................................... $ 349,236  $ 680,763  $ 741,176
  Other income, net...........................       300         28      6,508
                                               ---------  ---------  ---------
                                                 349,536    680,791    747,684
Costs and expenses:
  Cost of goods sold..........................   275,135    499,419    554,670
  Selling, general & administrative...........    79,295    142,959    141,930
  Research and development....................        94        100        172
  Amortization of goodwill....................     3,979      4,814      5,469
  Restructuring...............................     2,319         --         --
                                               ---------  ---------  ---------
                                                 360,822    647,292    702,241
Operating income (loss).......................   (11,286)    33,499     45,443
  Interest expense............................    64,521     52,376     46,007
  Interest income.............................    (8,062)    (4,695)    (3,292)
                                               ---------  ---------  ---------
  Net interest expense........................    56,459     47,681     42,715
  Investment income (loss), net...............     4,575      6,651     (3,362)
  Non-recurring income (loss).................    (1,724)     2,528    124,028
                                               ---------  ---------  ---------
  Earnings (loss) from continuing operations
   before taxes...............................   (64,894)    (5,003)   123,394
  Income tax (provision) benefit..............    29,839      5,735    (48,659)
  Equity in earnings of affiliates, net.......     4,821      4,598      3,956
  Minority interest, net......................    (1,952)    (3,514)   (26,292)
                                               ---------  ---------  ---------
  Earnings (loss) from continuing operations..   (32,186)     1,816     52,399
  Earnings (loss) from discontinued
   operations, net............................    15,612       (485)    (4,296)
  Gain on disposal of discontinued operations,
   net........................................   216,716         --     59,717
                                               ---------  ---------  ---------
  Earnings (loss) before extraordinary items..   200,142      1,331    107,820
  Extraordinary items, net....................   (10,436)        --     (6,730)
                                               ---------  ---------  ---------
Net earnings (loss)........................... $ 189,706  $   1,331  $ 101,090
                                               =========  =========  =========
  Other comprehensive income, net of tax:
  Foreign currency translation adjustments....      (606)    (1,514)    (5,140)
  Unrealized holding gains (losses) on
   securities arising During the period.......        --         74     20,633
                                               ---------  ---------  ---------
  Other comprehensive income (loss)...........      (606)    (1,440)    15,493
                                               ---------  ---------  ---------
Comprehensive income (loss)................... $ 189,100  $    (109) $ 116,583
                                               =========  =========  =========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (In thousands, except per share data)

                                                       For the Years Ended
                                                            June 30,
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
Basic Earnings per Share:
  Earnings (loss) from continuing operations........ $ (1.98) $  0.11  $  2.78
  Earnings (loss) from discontinued operations,
   net..............................................    0.96    (0.03)   (0.23)
  Gain on disposal of discontinued operations, net..   13.37       --     3.17
  Extraordinary items, net..........................   (0.64)      --    (0.36)
                                                     -------  -------  -------
    Net earnings (loss)............................. $ 11.71  $  0.08  $  5.36
                                                     =======  =======  =======
Other comprehensive income, net of tax:
  Foreign currency translation adjustments.......... $ (0.04) $ (0.09) $ (0.27)
  Unrealized holding gains (losses) on securities
   arising during the period........................      --       --     1.10
                                                     -------  -------  -------
  Other comprehensive income........................   (0.04)   (0.09)    0.83
                                                     -------  -------  -------
    Comprehensive income (loss)..................... $ 11.67  $ (0.01) $  6.19
                                                     =======  =======  =======
Diluted Earnings per Share:
  Earnings (loss) from continuing operations........ $ (1.98) $  0.11  $  2.66
  Earnings (loss) from discontinued operations,
   net..............................................    0.96    (0.03)   (0.22)
  Gain on disposal of discontinued operations, net..   13.37       --     3.04
  Extraordinary items, net..........................   (0.64)      --    (0.34)
                                                     -------  -------  -------
    Net earnings (loss)............................. $ 11.71  $  0.08  $  5.14
                                                     =======  =======  =======
Other comprehensive income, net of tax:
  Foreign currency translation adjustments.......... $ (0.04) $ (0.09) $ (0.26)
  Unrealized holding gains (losses) on securities
   arising during the period........................      --       --     1.05
                                                     -------  -------  -------
  Other comprehensive income........................   (0.04)   (0.09)    0.79
                                                     -------  -------  -------
    Comprehensive income (loss)..................... $ 11.67  $ (0.01) $  5.93
                                                     =======  =======  =======
Weighted average shares outstanding:
  Basic.............................................  16,206   16,539   18,834
                                                     =======  =======  =======
  Diluted...........................................  16,206   17,321   19,669
                                                     =======  =======  =======


   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                                                                        Cumulative
                          Class A Class B                                  Other
                          Common  Common  Paid-in   Retained Treasury  Comprehensive
                           Stock   Stock  Capital   Earnings  Stock       Income      Total
                          ------- ------- --------  -------- --------  ------------- --------
BALANCE, July 1, 1995...  $1,965   $270   $ 67,011  $ 18,912 $(51,719)    $ 2,939    $ 39,378
 Net earnings...........      --     --         --   189,706       --          --     189,706
 Foreign currency
  translation
  adjustments...........      --     --         --        --       --        (606)       (606)
 Fair market value of
  stock warrants
  issued................      --     --      1,148        --       --          --       1,148
 Proceeds received from
  options exercised.....      28     --      1,481        --       --          --       1,509
 Exchange of Class B for
  Class A common stock..       7     (7)        --        --       --          --          --
 Retirement of preferred
  stock of subsidiary...      --     --       (274)       --       --          --        (274)
                          ------   ----   --------  -------- --------     -------    --------
BALANCE, June 30, 1996..   2,000    263     69,366   208,618  (51,719)      2,333     230,861
 Net earnings...........      --     --         --     1,331       --          --       1,331
 Foreign currency
  translation
  adjustments...........      --     --         --        --       --      (1,514)     (1,514)
 Fair market value of
  stock warrants
  issued................      --     --        546        --       --          --         546
 Proceeds received from
  options exercised
  (234,935 shares)......      23     --      1,103        --       --          --       1,126
 Exchange of Class B for
  Class A Common stock
  (1,188 shares)........      --     --         --        --       --          --          --
 Net unrealized holding
  gain on Available-for-
  sale securities.......      --     --         --        --       --          74          74
                          ------   ----   --------  -------- --------     -------    --------
BALANCE, June 30, 1997..   2,023    263     71,015   209,949  (51,719)        893     232,424
 Net earnings...........      --     --         --   101,090       --          --     101,090
 Foreign currency
  translation
  adjustments...........      --     --         --        --       --      (5,140)     (5,140)
 Compensation expense
  from adjusted terms to
  warrants and options..      --     --      5,655        --       --          --       5,655
 Stock issued for
  Special-T Fasteners
  acquisition...........     108     --     21,939        --       --          --      22,047
 Stock issued for
  Exchange Offer........     221     --     42,588        --       --          --      42,809
 Equity Offering........     300     --     53,268        --       --          --      53,568
 Proceeds received from
  stock options
  exercised (141,259
  shares)...............      10     --        652        --     (189)         --         473
 Cashless exercise of
  warrants (47,283
  shares)...............       5     --         (5)       --       --          --          --
 Exchange of Class B for
  Class A common stock
  (7,800 shares)........      --     --         --        --       --          --          --
 Net unrealized holding
  gain on available-for-
  sale securities.......      --     --         --        --       --      20,633      20,633
                          ------   ----   --------  -------- --------     -------    --------
BALANCE, June 30, 1998..  $2,667   $263   $195,112  $311,039 $(51,908)    $16,386    $473,559
                          ======   ====   ========  ======== ========     =======    ========

   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                For the Twelve Months Ended
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
Cash flows from operating activities:
  Net earnings................................ $ 189,706  $   1,331  $ 101,090
  Depreciation and amortization...............    21,045     24,307     20,036
  Accretion of discount on long-term
   liabilities................................     4,686      4,963      3,766
  Net gain on the disposition of
   subsidiaries...............................        --         --   (124,041)
  Net gain on the sale of discontinued
   operations.................................  (216,645)        --   (132,787)
  Extraordinary items, net of cash payments...     4,501         --     10,347
  Provision for restructuring (excluding cash
   payments of $777 in 1996)..................     1,542         --         --
  (Gain) loss on sale of property, plant, and
   equipment..................................        (9)       (72)       246
  (Undistributed) distributed earnings of
   affiliates, net............................    (3,857)    (1,055)     1,725
  Minority interest...........................     1,952      3,514     26,292
  Change in trading securities................    (5,346)    (5,733)     9,275
  Change in receivables.......................    (5,566)   (48,693)   (12,846)
  Change in inventories.......................   (16,088)   (36,868)   (54,857)
  Change in other current assets..............    (2,989)   (14,088)   (26,643)
  Change in other non-current assets..........     3,609    (16,565)   (16,562)
  Change in accounts payable, accrued
   liabilities and other long-term
   liabilities................................   (37,477)     6,102     80,677
  Non-cash charges and working capital changes
   of discontinued operations.................    11,985    (17,201)    11,789
                                               ---------  ---------  ---------
    Net cash used for operating activities....   (48,951)  (100,058)  (102,493)
Cash flows from investing activities:
  Proceeds received from (used for) investment
   securities, net............................       265    (12,951)    (7,287)
  Purchase of property, plant and equipment...    (5,680)   (15,014)   (36,029)
  Proceeds from sale of plant, property and
   equipment..................................        98        213        336
  Equity investment in affiliates.............    (2,361)    (1,749)    (4,343)
  Minority interest in subsidiaries...........    (2,817)    (1,610)   (26,383)
  Acquisition of subsidiaries, net of cash
   acquired...................................        --    (55,916)   (32,795)
  Net proceeds received from the sale of
   discontinued operations....................    71,559    173,719    167,987
  Changes in net assets held for sale.........     5,894        385      2,140
  Investing activities of discontinued
   operations.................................    (9,418)    (7,102)    (2,750)
                                               ---------  ---------  ---------
    Net cash provided by investing
     activities...............................    57,540     79,975     60,876
Cash flows from financing activities:
  Proceeds from issuance of debt..............   156,501    154,294    275,523
  Debt repayments and repurchase of
   debentures, net............................  (195,420)  (155,600)  (258,014)
  Issuance of Class A common stock............     1,509      1,126     54,041
  Financing activities of discontinued
   operations.................................    (2,227)    (1,275)     2,538
                                               ---------  ---------  ---------
    Net cash provided by (used for) financing
     activities...............................   (39,637)    (1,455)    74,088
Effect of exchange rate changes on cash.......      (485)     1,309     (2,290)
                                               ---------  ---------  ---------
Net change in cash and cash equivalents.......   (31,533)   (20,229)    30,181
Cash and cash equivalents, beginning of the
 year.........................................    71,182     39,649     19,420
                                               ---------  ---------  ---------
Cash and cash equivalents, end of the year.... $  39,649  $  19,420  $  49,601
                                               =========  =========  =========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (In thousands, except per share data)

1. Summary of Significant Accounting Policies:

   Corporate Structure: The Fairchild Corporation (the "Company") was incorporated in October 1969, under the laws of the State of Delaware. The Company is the majority owner of Banner Aerospace, Inc., ("Banner"). RHI Holdings, Inc. ("RHI") is a direct subsidiary of the Company. RHI is the owner of 100% of Fairchild Holding Corp. ("FHC"). The Company's principal operations are conducted through FHC and Banner. The Company also holds a significant equity interest in Nacanco Paketleme ("Nacanco"). Prior to March 10, 1998, the Company held an equity interest in Shared Technologies Fairchild Inc. ("STFI"). The Company's investment in STFI resulted from a March 13, 1996 Merger of the Communications Services Segment of the Company with Shared Technologies, Inc. The merger of STFI into Intermedia Communications Inc., as discussed in Note 4, completes the disposition of the Communications Services Segment. In February 1998, the Company adopted a formal plan to dispose of its interest in the Fairchild Technologies segment. Accordingly, the Company's financial statements present the results of the Communications Services Segment, STFI and Fairchild Technologies as discontinued operations.

   Fiscal Year: The fiscal year ("Fiscal") of the Company ends June 30. All references herein to "1996", "1997", and "1998" mean the fiscal years ended June 30, 1996, 1997 and 1998, respectively.

   Consolidation Policy: The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which ownership interest range from 20 to 50 percent are accounted for using the equity method (see Note 7).

   Cash Equivalents/Statements of Cash Flows: For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with original maturity dates of three months or less as cash equivalents. Total net cash disbursements (receipts) made by the Company for income taxes and interest were as follows:

                                                        1996    1997     1998
                                                       ------- -------  -------
      Interest........................................ $66,716 $48,567  $52,737
      Income Taxes....................................   9,279  (1,926)    (987)

   Restricted Cash: On June 30, 1997 and 1998, the Company had restricted cash of $4,839 and $746, respectively, all of which is maintained as collateral for certain debt facilities. Cash investments are in short-term certificates of deposit.

   Investments: Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost and are categorized as other investments. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Interest on corporate obligations, as well as dividends on preferred stock, are accrued at the balance sheet date.

   Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method at principal domestic aerospace fastener manufacturing operations and using the first-in, first-out ("FIFO") method elsewhere. If the FIFO inventory valuation method had been used exclusively,

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
inventories would have been approximately $4,868 and $8,706 higher at June 30, 1997 and 1998, respectively. Inventories from continuing operations are valued as follows:

                                                              June 30, June 30,
                                                                1997     1998
                                                              -------- --------
   First-in, first-out (FIFO)................................ $293,469 $177,426
   Last-in, First-out (LIFO).................................   29,896   40,056
                                                              -------- --------
     Total inventories....................................... $323,365 $217,482
                                                              ======== ========

   Properties and Depreciation: The cost of property, plant and equipment is depreciated over estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed using the straight-line method for financial reporting purposes and using accelerated depreciation methods for Federal income tax purposes. No interest costs were capitalized in any of the years presented. Property, plant and equipment consisted of the following:

                                                              June 30, June 30,
                                                                1997     1998
                                                              -------- --------
Land......................................................... $ 13,438 $ 11,694
Building and improvements....................................   54,907   47,579
Machinery and equipment......................................  152,430  113,669
Transportation vehicles......................................      864      676
Furniture and fixtures.......................................   25,401   16,362
Construction in progress.....................................    6,524   11,951
                                                              -------- --------
Property, plant and equipment at cost........................  253,564  201,931
Less: Accumulated depreciation...............................  131,646   82,968
                                                              -------- --------
Net property, plant and equipment............................ $121,918 $118,963
                                                              ======== ========

   Amortization of Goodwill: Goodwill, which represents the excess of the cost of purchased businesses over the fair value of their net assets at dates of acquisition, is being amortized on a straight-line basis over 40 years.

   Deferred Loan Costs: Deferred loan costs associated with various debt issues are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense for these loan costs for 1996, 1997 and 1998 was $3,827, $2,847 and $2,406, respectively.

   Impairment of Long-Lived Assets: In Fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews its long-lived assets, including property, plant and equipment, identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment is measured based on the difference between the carrying amount of the assets and fair value. The implementation of SFAS 121 did not have a material effect on the Company's consolidated results of operations.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   Foreign Currency Translation: For foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the period and income statement accounts are translated at average exchange rates for the period. The resulting translation gains and losses are included as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in other income and were insignificant in Fiscal 1996, 1997 and 1998.

   Research and Development: Company-sponsored research and development expenditures are expensed as incurred.

   Capitalization of interest and taxes: The Company capitalizes interest expense and property taxes relating to property being developed.

   Nonrecurring Income: Nonrecurring income of $124,028 in 1998 resulted from disposition of Banner hardware group (See Note 2). Nonrecurring income of $2,528 in 1997 resulted from the gain recorded from the sale of Fairchild Scandinavian Bellyloading Company ("SBC"), (See Note 2). Nonrecurring expense in 1996 resulted from expenses incurred in 1996 in connection with other, alternative transactions considered but not consummated.

   Stock-Based Compensation: In Fiscal 1997, the Company implemented Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". SFAS 123 establishes financial accounting standards for stock-based employee compensation plans and for transactions in which an entity issues equity instruments to acquire goods or services from non-employees. As permitted by SFAS 123, the Company will continue to use the intrinsic value based method of accounting prescribed by APB Opinion No. 25, for its stock-based employee compensation plans. Fair market disclosures required by SFAS 123 are included in Note 12.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications: Certain amounts in prior years' financial statements have been reclassified to conform to the 1998 presentation.

   Recently Issued Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report certain information about its reportable operating segments in annual and interim financial reports. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company will adopt SFAS 131 in Fiscal 1999.

   In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 ("SFAS 132") "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises and improves the effectiveness of current note disclosure requirements for employers' pensions and other retiree benefits by requiring additional information to facilitate financial analysis and eliminating certain disclosures which are no

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
longer useful. SFAS 132 does not address recognition or measurement issues. The Company will adopt SFAS 132 in Fiscal 1999.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. It requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. The corresponding derivative gains or losses are reported based on the hedge relationship that exists, if any. Changes in the fair value of derivative that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in earnings. Most of the general qualifying criteria for hedge accounting under SFAS 133 were derived from, and are similar to, the existing qualifying criteria in SFAS 80 "Accounting for Futures Contracts." SFAS 133 describes three primary types of hedge relationships: fair value hedge, cash flow hedge, and foreign currency hedge. The Company will adopt SFAS 133 in Fiscal 1999 and is currently evaluating the financial statement impact.

2. Business Combinations

   The Company has accounted for the following acquisitions by using the purchase method. The respective purchase price is assigned to the net assets acquired based on the fair value of such assets and liabilities at the respective acquisition dates.

   In December 1997, the Company acquired AS+C GmbH, Aviation Supply + Consulting ("AS&C") in a business combination accounted for as a purchase. The total cost of the acquisition was $13,245, which exceeded the fair value of the net assets of AS&C by approximately $7,350, which is preliminarily being allocated as goodwill and amortized using the straight-line method over 40 years. The Company purchased AS&C with cash borrowings. AS&C is an aerospace parts, logistics, and distribution company primarily servicing the European OEM market.

   On March 2, 1998, the Company consummated the acquisition of Edwards and Lock Management Corporation, doing business as Special-T Fasteners ("Special-T"), in a business combination to be accounted for as a purchase (the "Special-T Acquisition"). The contractual purchase price for the acquisition was valued at approximately $47,300, of which 50.1% was paid in shares of Class A Common Stock of the Company and 49.9% was paid in cash. The total cost of the acquisition exceeded the fair value of the net assets of Special-T by approximately $21,605, which amount is preliminarily being allocated as goodwill, and amortized using the straight-line method over 40 years. Special-T manages the logistics of worldwide distribution of Company manufactured precision fasteners to customers in the aerospace industry, government agencies, original equipment manufacturers ("OEM's"), and other distributors.

   In February 1997, the Company completed a transaction (the "Simmonds Acquisition") pursuant to which the Company acquired common shares and convertible debt representing an 84.2% interest, on a fully diluted basis, of Simmonds S.A. ("Simmonds"). The Company then initiated a tender offer to purchase the remaining shares and convertible debt held by the public. By June 30, 1997, the Company had purchased, or placed sufficient cash in escrow to purchase, all the remaining shares and convertible debt of Simmonds. The total purchase price of Simmonds, including the assumption of debt, was approximately $62,000, which the Company funded with available cash and borrowings. The Company recorded approximately $20,453 in goodwill as a result of this acquisition, which will be amortized using the straight-line method over 40 years. Simmonds is one of Europe's leading manufacturers and distributors of aerospace and automotive fasteners.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   On January 13, 1998, certain subsidiaries (the "Selling Subsidiaries"), of Banner, completed the disposition of substantially all of the assets and certain liabilities of the Selling Subsidiaries to two wholly-owned subsidiaries of AlliedSignal Inc. (the "Buyers"), in exchange for shares of AlliedSignal Inc. common stock with an aggregate value equal to $369,000 (the "Banner Hardware Group Disposition"). The purchase price received by the Selling Subsidiaries was based on the consolidated net worth as reflected on an adjusted closing date balance sheet for the assets (and liabilities) conveyed by the Selling Subsidiaries to the Buyers. The assets transferred to the Buyers consist primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners, and its PacAero unit. Approximately $196,000 of the common stock received from the Buyers was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company will account for its remaining investment in AlliedSignal Inc. common stock as an available-for-sale security. Banner effected the Banner Hardware Group Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Banner Hardware Group Disposition presented a unique opportunity to realize a significant return on the disposition of the hardware group. As a result of the Banner Hardware Group Disposition and the repayment of outstanding term loans, the Company recorded non-recurring income of $124,028 for the year ended June 30, 1998.

   On June 30, 1997, the Company sold all the patents of Fairchild Scandinavian Bellyloading Company ("SBC") to Teleflex Incorporated ("Teleflex") for $5,000, and immediately thereafter sold all the stock of SBC to a wholly owned subsidiary of Teleflex for $2,000. The Company may also receive additional proceeds of up to $7,000 based on future net sales of SBC's patented products and services.

3. Minority Interest in Consolidated Subsidiaries

   Effective February 25, 1996, the Company completed a transfer of the Company's Harco Division ("Harco") to Banner in exchange for 5,386,477 shares of Banner common stock. The exchange increased the Company's ownership of Banner common stock from approximately 47.2% to 59.3%, resulting in the Company becoming the majority shareholder of Banner. Accordingly, the Company has consolidated the results of Banner since February 25, 1996. The Company recorded a $427 nonrecurring loss from outside expenses incurred for this transaction in 1996.

   In May 1997, Banner granted all of its stockholders certain rights to purchase Series A Convertible Paid-in-Kind Preferred Stock. In June 1997, Banner received net proceeds of $33,876 and issued 3,710,955 shares of preferred stock. The Company purchased $28,390 of the preferred stock issued by Banner, increasing its voting percentage to 64.0%.

   On May 11, 1998, the Company commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of Banner, a number of shares of the Company's Class A Common Stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675 up to a maximum of 4,000,000 shares of Banner's Common Stock. The Exchange Offer expired on June 9, 1998 and 3,659,364 shares of Banner's Common Stock were validly tendered for exchange and the Company issued 2,212,361 shares Class A Common Stock to the tendering shareholders. As a result of the Exchange Offer, the Company's ownership of Banner Common Stock increased to 83.3%. The Company effected the Exchange Offer to increase its ownership of Banner to more than 80% in order for the Company to include Banner in its United States consolidated corporate income tax return.

   On June 30, 1998, the Company had $31,674 of minority interest, of which $31,665 represents Banner. Minority shareholders hold approximately 16.7% of Banner's outstanding common stock.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   In connection with the Company's December 23, 1993 sale of its interest in Rexnord Corporation to BTR Dunlop Holdings, Inc. ("BTR"), the Company placed shares of Banner, with a fair market value of $5,000, in escrow to secure the Company's remaining indemnification of BTR against a contingent liability. Once the contingent liability is resolved, the escrow will be released.

4. Discontinued Operations and Net Assets Held For Sale

   The Company, RHI and Fairchild Industries, Inc. ("FII"), RHI's subsidiary, entered into an Agreement and Plan of Merger dated as of November 9, 1995 (as amended, the "Merger Agreement") with Shared Technologies Inc. ("STI"). On March 13, 1996, in accordance with the Merger Agreement, STI succeeded to the telecommunications systems and services business segment operated by the Company's Fairchild Communications Services Company ("FCSC").

   The transaction was effected by a Merger of FII with and into STI (the "Merger") with the surviving company renamed Shared Technologies Fairchild, Inc ("STFI"). Prior to the Merger, FII transferred all of its assets to, and all of its liabilities were assumed by FHC, except for the assets and liabilities of FCSC, and $223,500 of FII debt and preferred stock. As a result of the Merger, the Company received shares of Common Stock and Preferred Stock of STFI representing approximately a 41% ownership interest in STFI. The Merger was structured as a reorganization under section 386(a)(1)(A) of the Internal Revenue Code of 1986, as amended. In 1996, the Company recorded a $163,130 gain from this transaction.

   On November 20, 1997, STFI entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock received $15.00 per share in cash (the "STFI Merger"). The Company was paid approximately $178,000 in cash (before tax and selling expenses) in exchange for the common and preferred stock of STFI owned by the Company. In the nine months ended March 29, 1998, the Company recorded a $95,960 gain, net of tax, on disposal of discontinued operations, from the proceeds received from the STFI Merger, which was completed on March 11, 1998. The results of STFI have been accounted for as discontinued operations.

   The results of FCSC and STFI have been accounted for as discontinued operations. The net sales of FCSC totaled, $91,290 in 1996. Net earnings from discontinued operations from FCSC and STFI was $7,901 $3,149, and $648 in 1996, 1997, and 1998, respectively.

   For the Company's fiscal years 1996, 1997, and 1998, Fairchild Technologies ("Technologies") had pre-tax operating losses of approximately $1.5 million, $3.6 million, and $48.7 million, respectively. In addition, as a result of the downturn in the Asian markets, Technologies has experienced delivery deferrals, reduction in new orders, lower margins and increased price competition. In response, in February, 1998 (the "measurement date"), the Company adopted a formal plan to enhance the opportunities for disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity and headcount at Technologies, and the pursuit of potential vertical and horizontal integration with peers and competitors of the two divisions that constitute Technologies, or the inclusion of those divisions in a spin-off. If the Company elects to include Technologies in a spin-off, the Company believes that it would be required to contribute substantial additional resources to allow Technologies the liquidity necessary to sustain and grow both the Fairchild Technologies' operating divisions.

   In connection with the adoption of such plan, the Company recorded an after-tax charge of $36,243 in discontinued operations in Fiscal 1998, of which, $28,243 (net of an income tax benefit of $11,772) relating to the net losses of Technologies since the measurement date, including the write down of assets for impairment to

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
estimated realizable value; and (ii) $8,000 (net of an income tax benefit of $4,806) relating to a provision for operating losses over the next seven months at Technologies. While the Company believes that $36,243 is a reasonable charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that this estimate is adequate.

   Earnings from discontinued operations for the twelve months ended June 30, 1996, 1997, and 1998 includes net losses of $1,475, $3,634 and $4,944, respectively, from Technologies until the adoption date of a formal plan on the measurement date.

   On February 22, 1996, pursuant to an Asset Purchase Agreement dated January 26, 1996, the Company, through one of its subsidiaries, completed the sale of certain assets, liabilities and the business of the D-M-E Company ("DME") to Cincinnati Milacron Inc. ("CMI"), for a sales price of approximately $244,331, as adjusted. The sales price consisted of $74,000 in cash, and two 8% promissory notes in the aggregate principal amount of $170,331 (together, the "8% CMI Notes"). On July 29, 1996, CMI paid in full the 8% CMI Notes. As a result of the sale of DME in 1996, the Company recorded a gain on disposal of discontinued operations of approximately $54,012, net of a $61,929 tax provision.

   On January 27, 1996, FII completed the sale of Fairchild Data Corporation ("Data") to SSE Telecom, Inc. ("SSE") for book value of approximately $4,400 and 100,000 shares of SSE's common stock valued at $9.06 per share, or $906, at January 26, 1996, and warrants to purchase an additional 50,000 shares of SSE's common stock at $11.09 per share.

   Accordingly, the results of DME and Data have been accounted for as discontinued operations. The combined net sales of DME and Data totaled $108,131 for 1996. Net earnings from discontinued operations was $9,186, net of $5,695 for taxes in 1996.

   Net assets held for sale at June 30, 1998, includes two parcels of real estate in California, and several other parcels of real estate located primarily throughout the continental United States, which the Company plans to sell, lease or develop, subject to the resolution of certain environmental matters and market conditions. Also included in net assets held for sale are limited partnership interests in (i) a real estate development joint venture, and (ii) a landfill development partnership.

   Net assets held for sale are stated at the lower of cost or at estimated net realizable value, which consider anticipated sales proceeds, and other carrying costs to be incurred during the holding period. Interest is not allocated to net assets held for sale.

5. Pro Forma Financial Statements (Unaudited)

   The following unaudited pro forma information for 1996, 1997 and 1998 provides the results of the Company's operations as though (i) the disposition of the Banner Hardware Group, DME, Data, and SBC (ii) the Merger of FCSC and subsequent disposition of STFI, (iii) the transfer of Harco to Banner, resulting in the consolidation of Banner, and (iv) Exchange Offer had been in effect since the beginning of each period. The pro forma information is based on the historical financial statements of the Company, Banner, DME, FCSC and SBC, giving effect to the aforementioned transactions. In preparing the pro forma data, certain assumptions and adjustments have been made which (i) reduce interest expense for revised debt structures, (ii) increase interest income for notes receivable, and (iii) reduce minority interest from increased ownership in Banner and the preferred stock of a former subsidiary being redeemed.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   The following unaudited pro forma financial information is not necessarily indicative of the results of operations that actually would have occurred if the transactions had been in effect since the beginning of each period, nor is it necessarily indicative of future results of the Company.

                                                   1996      1997      1998
                                                 --------  --------  --------
   Sales........................................ $346,893  $452,527  $620,275
   Operating income.............................  (13,489)   11,179    34,853
   Earnings (loss) from continuing operations...   (1,880)    3,616     4,628
   Basic and diluted earnings (loss) from
    continuing operations per share.............    (0.10)     0.19      0.21
   Net loss.....................................   (3,355)      (18)  (28,438)
   Basic and diluted net loss per share.........    (0.18)    (0.00)    (1.35)

   The pro forma financial information does not reflect nonrecurring income and gains from disposal of discontinued operations that have occurred from these transactions.

6. Investments

   Investments at June 30, 1998 consist primarily of common stock investments in public corporations, which are classified as available-for-sale securities. Other short-term investments and long-term investments do not have readily determinable fair values and primarily consist of investments in preferred and common stocks of private companies and limited partnerships. A summary of investments held by the Company consists of the following:

                                              June 30, 1997     June 30, 1998
                                            ----------------- ------------------
                                            Aggregate         Aggregate
                                              Fair     Cost     Fair      Cost
                                              Value    Basis    Value    Basis
                                            --------- ------- --------- --------
Short-term investments:
  Trading securities--equity...............  $16,094  $ 7,398 $     --  $     --
  Available-for-sale equity securities.....       --       --    3,907     5,410
  Other investments........................    9,553    9,553       55        55
                                             -------  ------- --------  --------
                                             $25,647  $16,951 $  3,962  $  5,465
                                             =======  ======= ========  ========
Long-term investments:
  Available-for-sale equity securities.....  $    --  $    -- $234,307  $195,993
  Other investments........................    4,120    4,120    1,128     1,128
                                             -------  ------- --------  --------
                                             $ 4,120  $ 4,120 $235,435  $197,121
                                             =======  ======= ========  ========

   On June 30, 1998, the Company had gross unrealized holding gains from available-for-sale securities of $38,314 and gross unrealized holding losses from available-for-sale securities of $1,503.

   Investment income is summarized as follows:

                                                       1996     1997   1998
                                                      -------  ------ -------
   Gross realized gain (loss) from sales............. $(1,744) $1,673 $   364
   Change in unrealized holding gain (loss) from
    trading securities...............................   5,527   4,289  (5,791)
   Gross realized loss from impairments..............      --      --    (182)
   Dividend income...................................     792     689   2,247
                                                      -------  ------ -------
                                                      $ 4,575  $6,651 $(3,362)
                                                      =======  ====== =======

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   Subsequent to year-end, the Company's investment in AlliedSignal common stock (included in long-term available-for-sale equity securities) declined in value from $218 million at June 30, 1998 to $177 million at September 17, 1998. Also subsequent to year-end the Company sold calls on 800,000 shares of AlliedSignal common stock for approximately $1.8 million. These calls will be marked to market through current income on a monthly basis until the calls mature.

7. Investments and Advances, Affiliated Companies

   The following table presents summarized historical financial information on a combined 100% basis of the Company's principal investments, which are accounted for using the equity method.

                                                        1996     1997    1998
                                                      -------- -------- -------
Statement of Earnings:
  Net sales.......................................... $295,805 $102,962 $90,235
  Gross profit.......................................   89,229   39,041  32,449
  Earnings from continuing operations................   18,289   14,812  14,780
  Net earnings.......................................   18,289   14,812  14,780
Balance Sheet at June 30:
  Current assets.....................................          $ 47,546 $33,867
  Non-current assets.................................            40,878  39,898
  Total assets.......................................            88,424  73,765
  Current liabilities................................            26,218  14,558
  Non-current liabilities............................               740   1,471

   The Company owns approximately 31.9% of Nacanco common stock. The Company recorded equity earnings of $5,487, $4,673, and $4,683 from this investment for 1996, 1997 and 1998, respectively.

   Effective February 25, 1996, the Company increased its percentage of ownership of Banner common stock from 47.2% to approximately 59.3%. Since February 25, 1996, the Company has consolidated Banner's results. Prior to February 25, 1996, the Company accounted for its investment in Banner using the equity method and held its investment in Banner as part of investments and advances, affiliated companies. The Company recorded equity in earnings of $363 from this investment in 1996.

   The Company's share of equity in earnings of all unconsolidated affiliates for 1996, 1997 and 1998 was $4,821, $4,598, and $3,956, respectively. The carrying value of investments and advances, affiliated companies consists of the following:

                                                               June 30, June 30,
                                                                 1997     1998
                                                               -------- --------
      Nacanco................................................. $20,504  $19,329
      STFI....................................................  31,978       --
      Others..................................................   3,196    8,239
                                                               -------  -------
                                                               $55,678  $27,568
                                                               =======  =======

   On June 30, 1998, approximately $6,103 of the Company's $473,559 consolidated retained earnings are from undistributed earnings of 50 percent or less currently owned affiliates accounted for using the equity method.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

8. Notes Payable and Long-term Debt

   At June 30, 1997 and 1998, notes payable and long-term debt consisted of the following:

                                                     June 30, 1997 June 30, 1998
                                                     ------------- -------------
Bank credit agreements.............................    $    100      $     --
Other short-term notes payable.....................      15,429        17,811
                                                       --------      --------
Short-term notes payable (weighted average interest
 rates of 7.8% and 5.2% in 1997 and 1998,
 respectively).....................................    $ 15,529      $ 17,811
                                                       ========      ========
Bank credit agreements.............................    $177,250      $290,800
11 7/8% RHI Senior debentures due 1999.............      85,852            --
12% Intermediate debentures due 2001...............     115,359            --
13 1/8% Subordinated debentures due 2006...........      35,188            --
13% Junior Subordinated debentures due 2007........      24,834            --
10.65% Industrial revenue bonds....................       1,500         1,500
Capital lease obligations, interest from 4.4% to
 10.1%.............................................       1,897           923
Other notes payable, collateralized by property,
 plant and equipment, interest from 3.0% to 10.0%..       6,835         5,033
                                                       --------      --------
                                                        448,715       298,256
Less: Current maturities...........................     (31,793)       (2,854)
                                                       --------      --------
Net long-term debt.................................    $416,922      $295,402
                                                       ========      ========

   The Company maintains credit agreements (the "Credit Agreements") with a consortium of banks, which provide revolving credit facilities to the Company and Banner, and a term loan to the Company (collectively the "Credit Facilities").

   On December 19, 1997, immediately following the Offering, the Company restructured its FHC and RHI Credit Agreements by entering into a new credit agreement (the "New Credit Agreement") to provide the Company with a $300,000 senior secured credit facility (the "Facility") consisting of (i) a $75,000 revolving loan with a letter of credit sub-facility of $30,000 and a $10,000 swing loan sub-facility, and (ii) a $225,000 term loan. Advances made under the Facility will generally bear interest at a rate of, at the Company's option, either (i) 2% over the Citibank N.A. base rate, or (ii) 3% over the Eurodollar Rate ("LIBOR") for the first nine months following closing, which is subject to change based upon the Company's financial performance thereafter. The New Credit Agreement is subject to a non-use commitment fee of 1/2% of the aggregate unused availability for the first nine months post-closing and is subject to change based upon the Company's financial performance thereafter. Outstanding letters of credit are subject to fees equivalent to the LIBOR margin rate. A borrowing base is calculated monthly to determine the amounts available under the New Credit Agreement. The borrowing base is determined monthly based upon (i) the EBITDA of the Company's Aerospace Fastener business, as adjusted, and (ii) specified percentages of various marketable securities and cash equivalents. The New Credit Agreement will mature on June 18, 2004. The term loan is subject to mandatory prepayment requirements and optional prepayments. The revolving loan is subject to mandatory prepayment requirements and optional commitment reductions.

   The New Credit Agreement requires the Company to comply with certain financial and non-financial loan covenants, including maintaining a minimum net worth and maintaining certain interest and fixed charge coverage ratios at the end of each Fiscal Quarter. Additionally, the New Credit Agreement restricts annual capital

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
expenditures to $35,000 in 1999 and $25,000 in each year thereafter. Substantially all of the Company's assets are pledged as collateral under the New Credit agreement. The New Credit Agreement restricts the payment of dividends to the Company's shareholders to an aggregate of $200 over the life of the agreement. At June 30, 1998, the Company was in compliance with all the covenants under the New Credit Agreement.

   Banner maintains a credit agreement (the "Banner Credit Agreement") which provides Banner and its subsidiaries with funds for working capital and potential acquisitions. On November 25, 1997, Banner amended its credit agreement to increase its revolving credit facility by $50,000. Immediately following this amendment, the facility under the Banner Credit Agreement consisted of (i) a $55,000 six-year term loan ("Banner Term Loan"); (ii) a $30,000 seven-year term loan ("Tranche B Loan"); (iii) a $40,000 six-year term loan ("Tranche C Loan"); and (iv) a $121,500 six-year revolving credit facility ("Banner Revolver"). On January 13, 1998, in conjunction with the Banner Hardware Group Disposition, the outstanding balances of the Banner Term Loan, Tranche B Loan and Tranche C Loan were fully repaid (See Note 2).

   Based on the Company's financial performance, the Banner Revolver bears interest at prime plus 1/4% to 1 1/2% or LIBOR plus 1 1/2% to 2 3/4% and is subject to a nonuse fee of 30 to 50 basis points of the unused availability. On June 30, 1998, Banner's performance level resulted in borrowings under the Revolver bearing interest at prime plus 1/4% and LIBOR plus 1 1/2% and a nonuse fee of 30 basis points for the quarter ending September 30, 1998. The Banner Credit Agreement contains certain financial and nonfinancial covenants which Banner is required to meet on a quarterly basis. The financial covenants include minimum net worth and minimum earnings levels, and minimum ratios of interest coverage, fixed charges and debt to earnings before interest, taxes, depreciation and amortization. Banner also has certain limitations on the incurring of additional debt, and has restrictions which limit dividends and distributions on the capital stock of the Company to an aggregate of $150 in any fiscal year. At June 30, 1998, Banner was in compliance with all covenants under the Banner Credit Agreement. Substantially all of the Company's assets are pledged as collateral under the Banner Credit Agreement.

   On February 3, 1998, with the proceeds of the Offering, term loan borrowings under the Facility, and the after tax proceeds the Company received from the STFI Merger, the Company redeemed (collectively, the "Public Debt Repayment") all of its existing publicly held indebtedness (other than indebtedness of Banner), consisting of (i) $63,000 to redeem the 11 7/8% Senior Debentures due 1999; (ii) $117,600 to redeem the 12% Intermediate Debentures due 2001; (iii) $35,856 to redeem the 13 1/8% Subordinated Debentures due 2006; (iv) $25,063 to redeem the 13% Junior Subordinated Debentures due 2007; and (v) accrued interest of $10,562.

   The Company recognized an extraordinary loss of $6,730, net of $3,624 tax benefit, to write-off the remaining deferred loan fees and original issue discounts associated with the early extinguishment of the Company's indebtedness pursuant to the Public Debt Repayment and refinancing of the FHC and RHI Credit Agreement facilities.

   The following table summarizes the Credit Facilities at June 30, 1998:

                                              Outstanding Outstanding
                                               Revolving     Term
                                                Credit       Loan     Available
                                              Facilities  Facilities  Facilities
                                              ----------- ----------- ----------
The Company:
  Term Loan..................................   $    --    $225,000    $225,000
  Revolving credit facility..................        --          --      75,000
Banner Aerospace, Inc.:
  Revolving credit facility..................    65,800          --     121,500
                                                -------    --------    --------
Total........................................   $65,800    $225,000    $421,500
                                                =======    ========    ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   At June 30, 1998, the Company had letters of credit outstanding of $18,658, which were supported by a sub-facility under the Credit Facilities. At June 30, 1998, the Company had unused bank lines of credit aggregating $112,042, at interest rates slightly higher than the prime rate. The Company also has short-term lines of credit relating to foreign operations, aggregating $21,205, against which the Company owed $10,088 at June 30, 1998.

   The annual maturity of long-term debt obligations (exclusive of capital lease obligations) and bank notes payable for each of the five years following June 30, 1998, are as follows: $20,398 for 1999, $3,210 for 2000, $3,382 for
2001, $70,972 for 2002 and $107,594 for 2003.

   In September 1995, Banner entered into several interest rate hedge agreements ("Hedge Agreements") to manage its exposure to increases in interest rates on its variable rate debt. The Hedge Agreements provide interest rate protection on $60,000 of debt through September 2000, by providing an interest rate cap of 7% if the 90-day LIBOR rate exceeds 7%. If the 90-day LIBOR rate drops below 5%, Banner will be required to pay interest at a floor rate of approximately 6%.

   In November 1996, Banner entered into an additional hedge agreement ("Additional Hedge Agreement") with one of its major lenders to provide interest rate protection on $20,000 of debt for a period of three years. Effectively, the Additional Hedge Agreement provides for a cap of 7 1/4% if the 90-day LIBOR exceeds 7 1/4%. If the 90-day LIBOR drops below 5%, Banner will be required to pay interest at a floor rate of approximately 6%. No cash outlay was required to obtain the Additional Hedge Agreement as the cost of the cap was offset by the sale of the floor.

   In August 1997, the Company entered into a delayed-start swap interest rate lock hedge agreement (the "FHC Hedge Agreement") to reduce its exposure to increases in interest rates on variable rate debt. In December 1997, the Company amended the FHC Hedge Agreement. On February 17, 1998, the FHC Hedge Agreement began to provide interest rate protection on $100,000 of variable rate debt for ten years, with interest being calculated based on a fixed LIBOR rate of 6.715%. On January 14, 1998, the FHC Hedge Agreement was further amended to provide interest rate protection with interest being calculated based on a fixed LIBOR rate of 6.24% from February 17, 1998 to February 17, 2003. On February 17, 2003, the bank will have a one-time option to either (i) elect to cancel the ten-year agreement; or (ii) do nothing and proceed with the transaction, using a fixed LIBOR rate of 6.715% for the period February 17, 2003 to February 19, 2008. No costs were incurred as a result of these transactions.

   The Company recognizes interest expense under the provisions of the Hedge Agreements and the Additional Hedge Agreement based on the fixed rate. The Company is exposed to credit loss in the event of non-performance by the lenders; however, such non-performance is not anticipated.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, which include interest rate swaps. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

                                               Expected Maturity Date
                                       -----------------------------------------
                                       1999  2000    2001   2002 2003 Thereafter
                                       ---- ------  ------  ---- ---- ----------
Interest Rate Swaps:
  Variable to Fixed...................  --  20,000  60,000   --   --   100,000
  Average cap rate....................  --    7.25%   6.81%  --   --      6.49%
  Average floor rate..................  --    5.84%   5.99%  --   --      6.24%
  Weighted average rate...............  --    5.71%   5.74%  --   --      5.95%
  Fair Market Value...................  --     (19)   (204)  --   --    (6,295)

9. Pensions and Postretirement Benefits

 Pensions

   The Company and its subsidiaries have defined benefit pension plans covering most of its employees. Employees in foreign subsidiaries may participate in local pension plans, which are in the aggregate insignificant. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. The following table provides a summary of the components of net periodic pension expense (income) for the plans:

                                                   1996      1997      1998
                                                 --------  --------  --------
Service cost (current period attribution)....... $  3,513  $  2,521  $  2,685
Interest cost of projected benefit obligation...   14,499    15,791    14,476
Actual return on plan assets....................  (39,430)  (31,400)  (40,049)
Amortization of prior service cost..............       81      (180)     (184)
Net amortization and deferral...................   21,495    11,157    21,228
                                                 --------  --------  --------
                                                      158    (2,111)   (1,844)
Net periodic pension expense (income) for other
 plans including foreign plans..................     (118)      142      (108)
                                                 --------  --------  --------
Net periodic pension expense (income)........... $     40  $ (1,969) $ (1,952)
                                                 ========  ========  ========

   Assumptions used in accounting for the plans were:

                                                               1996  1997  1998
                                                               ----  ----  ----
   Discount rate.............................................. 8.5%  7.75% 7.0%
   Expected rate of increase in salaries...................... 4.5%   4.5% 4.5%
   Expected long-term rate of return on plan assets........... 9.0%   9.0% 9.0%

   In Fiscal 1996, the Company recognized one-time charges of $857 from the divestiture of subsidiaries, which resulted in a recognition of prior service costs, and $84 from the early retirement window program at the Company's corporate office. The reduction in liabilities due from the cessation of future salary increases is not

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
immediately recognizable in income, but will be used as an offset against existing unrecognized losses. The Company will have a future savings benefit from a lower net periodic pension cost due to the amortization of a smaller unrecognized loss.

   The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets at June 30, 1997 and 1998, for the plans:

                                                           June 30,  June 30,
                                                             1997      1998
                                                           --------  --------
   Actuarial present value of benefit obligations:
     Vested............................................... $198,300  $212,837
     Nonvested............................................    7,461     8,120
                                                           --------  --------
     Accumulated benefit obligation.......................  205,761   220,957
     Effect of projected future compensation increases....      683     1,650
                                                           --------  --------
     Projected benefit obligation.........................  206,444   222,607
     Plan assets at fair value............................  237,480   261,097
                                                           --------  --------
     Plan assets in excess of projected benefit obliga-
      tions...............................................   31,036    38,490
     Unrecognized net loss................................   29,592    23,798
     Unrecognized prior service cost......................     (571)     (387)
     Unrecognized net transition assets...................     (315)     (258)
                                                           --------  --------
     Prepaid pension cost................................. $ 59,742  $ 61,643
                                                           ========  ========

   Plan assets include Class A Common Stock of the Company valued at a fair market value of $26,287 and $16,167 at June 30, 1997 and 1998, respectively. Substantially all of the plan assets are invested in listed stocks and bonds.

 Postretirement Health Care Benefits

   The Company provides health care benefits for most retired employees. Postretirement health care expense from continuing operations totaled $779, $642, and $804 for 1996, 1997 and 1998, respectively. The Company accrual was approximately $34,965 and $33,062 as of June 30, 1997 and 1998, respectively, for postretirement health care benefits related to discontinued operations. This represents the cumulative discounted value of the long-term obligation and includes interest expense of $3,877, $3,349, and $3,714 for the years ended June 30, 1996, 1997 and 1998, respectively. The components of expense in Fiscal 1996, 1997 and 1998 are as follows:

                                                          1996    1997    1998
                                                         ------  ------  ------
   Service cost of benefits earned...................... $  281  $  140  $  166
   Interest cost on liabilities.........................  4,377   3,940   3,979
   Net amortization and deferral........................     (2)    (89)    373
                                                         ------  ------  ------
   Net periodic postretirement benefit cost............. $4,656  $3,991  $4,518
                                                         ======  ======  ======

   A one-time credit of $3,938, resulting from the divestitures of subsidiaries, was offset by $4,361 from DME's accumulated postretirement benefit obligation for active employees, which was transferred to CMI as part of the sale. The Company recognized the net effect of $423 as an expense in 1996.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   The following table sets forth the funded status for the Company's postretirement health care benefit plans at June 30:

                                                                 1997    1998
                                                                ------- -------
   Accumulated postretirement benefit obligations:
     Retirees.................................................. $48,145 $54,654
     Fully eligible active participants........................     390     632
     Other active participants.................................   2,335   2,911
                                                                ------- -------
     Accumulated postretirement benefit obligation.............  50,870  58,197
     Unrecognized prior service cost...........................      --    (935)
     Unrecognized net loss.....................................   6,173  16,387
                                                                ------- -------
     Accrued postretirement benefit liability.................. $44,697 $42,745
                                                                ======= =======

   In Fiscal 1998, the Company amended a former subsidiary's medical plan to increase the retiree's contribution rate to approximately 20% of the negotiated premium, resulting in a $1,003 decrease to unrecognized prior service costs.

   The accumulated postretirement benefit obligation was determined using a discount rate of 7.0%, and a health care cost trend rate of 6.7% for pre-age-65 and post-age-65 employees, respectively, gradually decreasing to 5.5% in the year 2003 and thereafter.

   Increasing the assumed health care cost trend rates by 1% would increase the accumulated postretirement benefit obligation as of June 30, 1998, by approximately $1,666, and increase the net periodic postretirement benefit cost by approximately $129 for Fiscal 1998.

10. Income Taxes

   The provision (benefit) for income taxes from continuing operations is summarized as follows:

                                                     1996      1997     1998
                                                   --------  --------  -------
Current:
  Federal......................................... $(40,640) $  5,612  $(4,860)
  State...........................................    1,203     1,197      500
  Foreign.........................................   (3,805)      (49)   3,893
                                                   --------  --------  -------
                                                    (43,242)    6,760     (467)
Deferred:
  Federal.........................................   17,060   (15,939)  46,092
  State...........................................   (3,657)    3,444    3,034
                                                   --------  --------  -------
                                                     13,403   (12,495)  49,126
                                                   --------  --------  -------
Net tax provision (benefit)....................... $(29,839) $ (5,735) $48,659
                                                   ========  ========  =======

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   The income tax provision (benefit) for continuing operations differs from that computed using the statutory Federal income tax rate of 35%, in Fiscal 1996, 1997 and 1998, for the following reasons:

                                                     1996     1997     1998
                                                   --------  -------  -------
Computed statutory amount......................... $(22,713) $(1,751) $43,188
State income taxes, net of applicable federal tax
 benefit..........................................      782      778    4,362
Nondeductible acquisition valuation items.........    1,329    1,064    1,204
Tax on foreign earnings, net of tax credits.......    1,711   (1,938)  (1,143)
Difference between book and tax basis of assets
 acquired and liabilities assumed.................    1,040   (1,102)   4,932
Revision of estimate for tax accruals.............   (3,500)  (5,335)  (3,905)
Other.............................................   (8,488)   2,549       21
                                                   --------  -------  -------
Net tax provision (benefit)....................... $(29,839) $(5,735) $48,659
                                                   ========  =======  =======

   The following table is a summary of the significant components of the Company's deferred tax assets and liabilities, and deferred provision or benefit for the following periods:

                            1996        1997                  1998
                          Deferred    Deferred              Deferred
                         (Provision) (Provision) June 30,  (Provision) June 30,
                           Benefit     Benefit     1997      Benefit     1998
                         ----------- ----------- --------  ----------- ---------
Deferred tax assets:
  Accrued expenses......  $ (1,643)    $   504   $  6,440   $ (3,853)  $   2,587
  Asset basis
   differences..........     1,787      (1,492)       572      7,540       8,112
  Inventory.............        --       2,198      2,198     (2,198)         --
  Employee compensation
   and benefits.........       (26)       (267)     5,141        (55)      5,086
  Environmental
   reserves.............      (737)     (1,253)     3,259        207       3,466
  Loss and credit
   carryforward.........   (23,229)     (8,796)        --         --          --
  Postretirement
   benefits.............    (1,273)        138     19,472     (1,338)     18,134
  Other.................     2,186       2,079      7,598      4,506      12,104
                          --------     -------   --------   --------   ---------
                           (22,935)     (6,889)    44,680      4,809      49,489
Deferred tax
 liabilities:
  Asset basis
   differences..........    16,602      (3,855)   (26,420)   (54,012)    (80,432)
  Inventory.............     4,684       2,010        --      (1,546)     (1,546)
  Pensions..............     1,516      (1,038)   (19,281)        95     (19,186)
  Other.................   (13,270)     22,267     (7,240)     1,528      (5,712)
                          --------     -------   --------   --------   ---------
                             9,532      19,384    (52,941)   (53,935)   (106,876)
                          --------     -------   --------   --------   ---------
Net deferred tax
 liability..............  $(13,403)    $12,495   $ (8,261)  $(49,126)  $ (57,387)
                          ========     =======   ========   ========   =========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   The amounts included in the balance sheet are as follows:

                                                             June 30,  June 30,
                                                               1997      1998
                                                             --------  --------
   Prepaid expenses and other current assets:
     Current deferred....................................... $11,307   $    --
                                                             =======   =======
   Income taxes payable:
     Current deferred....................................... $(2,735)  $34,553
     Other current..........................................   8,598    (6,242)
                                                             -------   -------
                                                             $ 5,863   $28,311
                                                             =======   =======
   Noncurrent income tax liabilities:
     Noncurrent deferred.................................... $22,303   $22,834
     Other noncurrent.......................................  19,710    72,342
                                                             -------   -------
                                                             $42,013   $95,176
                                                             =======   =======

   The 1996, 1997 and 1998 net tax benefits include the results of reversing $3,500, $5,335, and $3,905 respectively, of federal income taxes previously provided for due to a change in the estimate of required tax accruals.

   Domestic income taxes, less available credits, are provided on the unremitted income of foreign subsidiaries and affiliated companies, to the extent the Company intends to repatriate such earnings. No domestic income taxes or foreign withholding taxes are provided on the undistributed earnings of foreign subsidiaries and affiliates, which are considered permanently invested, or which would be offset by allowable foreign tax credits. At June 30, 1998, the amount of domestic taxes payable upon distribution of such earnings was not significant.

   In the opinion of management, adequate provision has been made for all income taxes and interest, and any liability that may arise for prior periods will not have a material effect on the financial condition or results of operations of the Company.

11. Equity Securities

   On December 19, 1997, the Company completed a secondary offering of public securities. The offering consisted of the issuance of 3,000,000 shares of the Company's Class A Common Stock at $20.00 per share (the "Offering").

   In accordance with the terms of the Special-T Acquisition, the Company issued 1,072,605 restricted shares of the Company's Class A Common Stock in Fiscal 1998. Additionally, the Company established an employee stock plan to issue up to 44,900 additional shares of Class A Common Stock to Special-T employees.

   On March 13, 1998, the Company issued 47,283 restricted shares of the Company's Class A Common Stock resulting from a cashless exercise of 100,000 warrants by Dunstan Ltd.

   On May 11, 1998, the Company commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of Banner, a number of shares of the Company's Class A Common Stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675 up to a maximum of 4,000,000 shares of Banner's Common Stock. The Exchange Offer expired on June 9, 1998 and approximately

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
3,659,364 shares of Banner's Common Stock were validly tendered for exchange and the Company issued approximately 2,212,361 shares Class A Common Stock to the tendering shareholders. As a result of the Exchange Offer, the Company's ownership of Banner Common Stock increased to 83.3%. The Company effected the Exchange Offer to increase its ownership of Banner to more than 80% in order for the Company to include Banner in its United States consolidated corporate income tax return.

   The Company had 20,428,591 shares of Class A common stock and 2,624,716 shares of Class B common stock outstanding at June 30, 1998. Class A common stock is traded on both the New York and Pacific Stock Exchanges. There is no public market for the Class B common stock. Shares of Class A common stock are entitled to one vote per share and cannot be exchanged for shares of Class B common stock. Shares of Class B common stock are entitled to ten votes per share and can be exchanged, at any time, for shares of Class A common stock on a share-for-share basis. In Fiscal 1998, 141,259 shares of Class A Common Stock were issued as a result of the exercise of stock options and shareholders converted 7,800 shares of Class B common stock into Class A common stock.

   During Fiscal 1998, the Company issued 36,626 deferred compensation units ("DCU's") pursuant to the Company's stock option deferral plan as a result of a cashless exercise of 45,000 stock options. Each DCU is represented by one share of the Company's Treasury Stock and is convertible into a share of the Company's Class A Common Stock after a specified period of time.

12. Stock Options and Warrants

 Stock Options

   The Company's 1986 Non-Qualified and Incentive Stock Option Plan (the "1986 Plan"), authorizes the issuance of 4,541,000 shares of Class A Common Stock upon the exercise of stock options issued under the 1986 Plan. At the 1998 Annual Meeting, stockholders will be asked to approve an amendment to increase the number of shares authorized under the 1986 Plan to 5,141,000 shares of Class A Common Stock. The purpose of the 1986 Plan is to encourage continued employment and ownership of Class A Common Stock by officers and key employees of the Company and its subsidiaries, and provide additional incentive to promote the success of the Company. The 1986 Plan authorizes the granting of options at not less than the market value of the common stock at the time of the grant. The option price is payable in cash or, with the approval of the Company's Compensation and Stock Option Committee of the Board of Directors, in shares of common stock, valued at fair market value at the time of exercise. The options normally terminate five years from the date of grant, subject to extension of up to 10 years or for a stipulated period of time after an employee's death or termination of employment. The 1986 plan expires on April 9, 2006; however, all stock options outstanding as of April 9, 2006 shall continue to be exercisable pursuant to their terms.

   The Company's ten year 1996 Non-Employee Directors Stock Option Plan (the "1996 NED Plan") authorizes the issuance of 250,000 shares of Class A Common Stock upon the exercise of stock options issued under the 1996 NED Plan. The 1996 NED Plan authorizes the granting of options at the market value of the common stock on the date of grant. An initial stock option grant for 30,000 shares of Class A Common Stock will be made to each person who becomes a new non-employee Director, on such date, with the options to vest 25% each year from the date of grant. On the date of each annual meeting, each person elected as a non-employee Director at such meeting will be granted an option for 1,000 shares of Class A Common Stock, which will vest immediately. The exercise price is payable in cash or, with the approval of the Stock Option Committee, in shares

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
of Class A or Class B Common Stock, valued at fair market value at the date of exercise. All options issued under the 1996 NED Plan will terminate five years from the date of grant or a stipulated period of time after a Non-Employee Director ceases to be a member of the Board. The 1996 NED Plan is designed to maintain the Company's ability to attract and retain highly qualified and competent persons to serve as outside directors of the Company.

   On November 17, 1994, the Company's stockholders approved the grant of stock options of 190,000 shares to outside Directors of the Company to replace expired stock options. These stock options expire five years from the date of the grant.

   A summary of stock option transactions under the 1986 Plan, the 1996 NED Plan, and prior plans are presented in the following tables:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Shares     Price
                                                             ---------  --------
   Outstanding at July 1, 1995.............................. 1,699,781   $ 5.14
     Granted................................................   540,078     4.33
     Exercised..............................................  (286,869)    5.26
     Expired................................................  (659,850)    6.06
     Forfeited..............................................   (19,653)    4.30
                                                             ---------   ------
   Outstanding at June 30, 1996............................. 1,273,487     4.27
     Granted................................................   457,350    14.88
     Exercised..............................................  (234,935)    4.79
     Expired................................................    (1,050)    4.59
     Forfeited..............................................    (9,412)    3.59
                                                             ---------   ------
   Outstanding at June 30, 1997............................. 1,485,440     7.46
     Granted................................................   357,250    24.25
     Exercised..............................................  (141,259)    4.70
     Forfeited..............................................   (46,650)    7.56
                                                             ---------   ------
   Outstanding at June 30, 1998............................. 1,654,781   $ 7.46
                                                             =========   ======
   Exercisable at June 30, 1996.............................   399,022   $ 4.59
   Exercisable at June 30, 1997.............................   486,855   $ 4.95
   Exercisable at June 30, 1998.............................   667,291   $ 6.58

   A summary of options outstanding at June 30, 1998 is presented as follows:

                           Options Outstanding             Options Exercisable
                     -----------------------------------  -----------------------
                                   Weighted    Average                  Weighted
                                   Average    Remaining                 Average
     Range of          Number      Exercise   Contract      Number      Exercise
 Exercise Prices     Outstanding    Price       Life      Exercisable    Price
 ---------------     -----------   --------   ---------   -----------   --------
$ 3.50  --$8.625        848,791     $ 4.07    1.8 years     516,010      $ 4.05
$13.625 --$16.25        472,240     $14.98    3.4 years     151,281      $15.22
$18.5625--$25.0625      333,750     $24.02    4.1 years          --      $   --
------------------    ---------     ------    ---------     -------      ------
$ 3.50  --$25.0625    1,654,781     $ 7.46    3.2 years     667,291      $ 6.58
==================    =========     ======    =========     =======      ======

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   The weighted average grant date fair value of options granted during 1996, 1997, and 1998 was $1.95, $6.90, and $11.18, respectively. The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The following significant assumptions were made in estimating fair value:

                                                     1996      1997      1998
                                                   --------  --------  --------
   Risk-free interest rate........................ 5.5%-6.6% 6.0%-6.7% 5.4%-6.3%
   Expected life in years.........................     4.27      4.65      4.66
   Expected volatility............................   46%-47%   43%-45%   44%-45%
   Expected dividends.............................     none      none      none

   The Company recognized compensation expense of $104 as a result of stock options that were modified in 1998. The Company is applying APB Opinion No. 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the granting of stock options in 1996, 1997 or 1998. If stock options granted in 1996, 1997 and 1998 were accounted for based on their fair value as determined under SFAS 123, pro forma earnings would be as follows:

                                                         1996    1997    1998
                                                       -------- ------ --------
   Net earnings:
     As reported...................................... $189,706 $1,331 $101,090
     Pro forma........................................  189,460    283   99,817
   Basic earnings per share:
     As reported...................................... $  11.71 $ 0.08 $   5.36
     Pro forma........................................    11.69   0.02     5.30
   Diluted earnings per share:
     As reported...................................... $  11.71 $ 0.08 $   5.14
     Pro forma........................................    11.69   0.02     5.07

   The pro forma effects of applying SFAS 123 are not representative of the effects on reported net earnings for future years. The effect of SFAS 123 is not applicable to awards made prior to 1996 and additional awards in future years are expected.

 Stock Option Deferral Plan

   On February 9, 1998, the Board adopted a Stock Option Deferral Plan, subject to approval by the shareholders at the 1998 Annual Meeting. Pursuant to the Stock Option Deferral Plan, certain officers (at their election) may defer payment of the "Compensation" they receive in a particular year or years from the exercise of Company stock options. "Compensation" means the excess value of a stock option, determined by the difference between the fair market value of shares issueable upon exercise of a stock option, and the option price payable upon exercise of the stock option. An officer's deferred Compensation shall be in the form of "Deferred Compensation Units," representing the number of shares of Common Stock that the officer shall be entitled to receive upon expiration of the deferral period. (The number of Deferred Compensation Units issueable to an officer is determined by dividing the amount of the deferred Compensation by the fair market value of the Company's stock as of the date of deferral.)

 Stock Warrants

   On April 25, 1997, the Company issued warrants to purchase 100,000 shares of Class A Common Stock, at $12.25 per share, to Dunstan Ltd. as incentive remuneration for the performance of certain investment banking

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
services. The warrants were earned on a pro-rata basis over a six-month period ending October 31, 1997. The warrants became exercisable on November 1, 1997, and on March 13, 1998, the Company issued 47,283 restricted shares of the Company's Class A Common Stock resulting from the cashless exercise of these warrants. The Company recorded expenses of $191 and $300 in 1997 and 1998, respectively, for stock warrants earned based on a grant date fair value of $5.46.

   Effective as of February 21, 1997, the Company approved the continuation of an existing warrant to Stinbes Limited (an affiliate of Jeffrey Steiner) to purchase 375,000 shares of the Company's Class A or Class B Common Stock at $7.67 per share. The warrant was modified to extend the exercise period from March 13, 1997, to March 13, 2002, and to increase the exercise price per share by $.002 for each day subsequent to March 13, 1997, but fixed at $7.80 per share after June 30, 1997. In addition, the warrant was modified to provide that the warrant may not be exercised except within the following window periods: (i) within 365 days after the merger of STFI with AT&T Corporation, MCI Communications, Worldcom Inc., Teleport Communications Group, Inc., or Intermedia Communications Inc.; (ii) within 365 days after a change of control of the Company, as defined in the Company's Credit Agreement; or
(iii) within 365 days after a change of control of Banner, as defined in the Banner Credit Agreement. The payment of the warrant price may be made in cash or in shares of the Company's Class A or Class B Common Stock, valued at fair market value at the time of exercise, or combination thereof. In no event may the warrant be exercised after March 13, 2002. As a result of the STFI Disposition, these warrants became exercisable through March 9, 1999. Accordingly, the Company recognized a charge of $5,606 in 1998.

   On November 9, 1995, the Company issued warrants to purchase 500,000 shares of Class A Common Stock, at $9.00 per share, to Peregrine Direct Investments Limited ("Peregrine"), in exchange for a standby commitment it received on November 8, 1995, from Peregrine. The Company elected not to exercise its rights under the Peregrine commitment. The warrants are immediately exercisable and will expire on November 8, 2000.

   On February 21, 1996, the Company issued warrants to purchase 25,000 shares of Class A Common Stock, at $9.00 per share, to a non-employee for services provided in connection with the Company's various dealings with Peregrine. The warrants issued are immediately exercisable and will expire on November 8, 2000.

   The Company recorded nonrecurring expenses of $1,148 for the grant date fair value of the stock warrants issued in 1996. The warrants issued in 1996 were outstanding at June 30, 1998.

13. Earnings Per Share

   Effective December 28, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This statement replaces the previously reported primary and fully diluted earnings
(loss) per share with basic and diluted earnings (loss) per share. Unlike primary earnings (loss) per share, basic earnings (loss) per share excludes any diluted effects of options. Diluted earnings (loss) per share is very similar to the previously reported fully diluted earnings (loss) per share. All earnings (loss) per share have been restated to conform to the requirements of SFAS 128.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   The following table illustrates the computation of basic and diluted earnings (loss) per share:

                                                      1996       1997    1998
                                                  ------------  ------- -------
Basic earnings per share:
  Earnings (loss) from continuing operations..... $    (32,186) $ 1,816 $52,399
                                                  ============  ======= =======
  Weighted average common shares outstanding.....       16,206   16,539  18,834
                                                  ============  ======= =======
  Basic earnings per share:
  Basic earnings (loss) from continuing
   operations per share.......................... $      (1.98) $  0.11 $  2.78
                                                  ============  ======= =======
Diluted earnings per share:
  Earnings (loss) from continuing operations..... $    (32,186) $ 1,816 $52,399
                                                  ============  ======= =======
Weighted average common shares outstanding.......       16,206   16,539  18,834
  Diluted effect of options...................... Antidilutive      449     546
  Diluted effect of warrants..................... Antidilutive      333     289
                                                  ------------  ------- -------
  Total shares outstanding.......................       16,206   17,321  19,669
                                                  ============  ======= =======
  Diluted earnings (loss) from continuing
   operations per share.......................... $      (1.98) $  0.11 $  2.66
                                                  ============  ======= =======

   The computation of diluted earnings (loss) from continuing operations per share for 1996 excluded the effect of incremental common shares attributable to the potential exercise of common stock options outstanding and warrants outstanding, because their effect was antidilutive. No adjustments were made to earnings per share calculations for discontinued operations and extraordinary items.

14. Fair Value of Financial Instruments

   Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   The carrying amount reported in the balance sheet approximates the fair value for cash and cash equivalents, short-term borrowings, current maturities of long-term debt, and all other variable rate debt (including borrowings under the Credit Agreements).

   Fair values for equity securities, and long-term public debt issued by the Company are based on quoted market prices, where available. For equity securities not actively traded, fair values are estimated by using quoted market prices of comparable instruments or, if there are no relevant comparable instruments, on pricing models or formulas using current assumptions. The fair value of limited partnerships, other investments, and notes

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
receivable are estimated by discounting expected future cash flows using a current market rate applicable to the yield, considering the credit quality and maturity of the investment.

   The fair value for the Company's other fixed rate long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

   Fair values for the Company's other off-balance-sheet instruments (letters of credit, commitments to extend credit, and lease guarantees) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing. The fair value of the Company's other off-balance-sheet instruments at June 30, 1998 was not material.

   The carrying amounts and fair values of the Company's financial instruments at June 30, 1997 and 1998 are as follows:

                                              June 30, 1997     June 30, 1998
                                            ----------------- -----------------
                                            Carrying   Fair   Carrying   Fair
                                             Amount   Value    Amount   Value
                                            -------- -------- -------- --------
Cash and cash equivalents.................. $ 19,420 $ 19,420 $ 49,601 $ 49,601
Investment securities:
  Short-term equity securities.............   16,094   16,122    3,907    3,907
  Short-term other investments.............    9,553    9,592       55      193
  Long-term equity securities..............       --       --  234,307  234,307
  Long-term other investments..............    4,120    4,617    1,128    1,128
Notes receivable:
  Long-term................................    1,300    1,300      850      850
  Short-term debt..........................   15,529   15,529   17,811   17,811
Long-term debt:
  Bank credit agreement....................  177,250  177,250  290,800  290,800
  Senior notes and subordinated
   debentures..............................  261,233  270,995       --       --
  Industrial revenue bonds.................    1,500    1,500    1,500    1,500
  Capitalized leases.......................    1,897    1,897      923      923
  Other....................................    6,835    6,835    5,033    5,033

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

15. Restructuring Charges

   In Fiscal 1996, the Company recorded restructuring charges in the Aerospace Fasteners segment in the categories shown below. All costs classified as restructuring were the direct result of formal plans to close plants, to terminate employees, or to exit product lines. Substantially all of these plans have been executed. Other than a reduction in the Company's existing cost structure and manufacturing capacity, none of the restructuring charges resulted in future increases in earnings or represented an accrual of future costs. The costs included in restructuring were predominately nonrecurring in nature and consisted of the following significant components:

Write down of inventory to net realizable value related to discontinued
 product lines (a).....................................................  $  156
Write down of fixed assets related to discontinued product lines.......     270
Severance benefits for terminated employees (substantially all paid
 within twelve months).................................................   1,368
Plant closings facility costs (b)......................................     389
Contract termination claims............................................     136
                                                                         ------
                                                                         $2,319
                                                                         ======

--------
(a) Write down was required because product line was discontinued.
(b) Includes lease settlements, write-off of leasehold improvements, maintenance, restoration and clean up costs.

16. Extraordinary Items

   In Fiscal 1998 the Company recognized an extraordinary loss of $6,730, net of tax, to write-off the remaining deferred loan fees and original issue discounts associated with early extinguishment of the Company's indebtedness pursuant to the Public Debt Repayment and refinancing of the FHC and RHI Credit Agreement facilities (See Note 8).

   During Fiscal 1996, the Company used the Merger transaction and cash available to retire fully all of the FII's 12 1/4% senior notes ("Senior Notes"), FII's 9 3/4% subordinated debentures due 1998, and bank loans under a credit agreement of a former subsidiary of the Company, VSI Corporation. The redemption of the Senior Notes at a premium, consent fees paid to holders of the Senior Notes, the write off of the original issue discount on FII 9 3/4% subordinated debentures and the write off of the remaining deferred loan fees associated with the issuance of the debt retired, resulted in an extraordinary loss of $10,436, net of a tax benefit, in 1996.

17. Related Party Transactions

   The Company and its subsidiaries are all parties to a tax sharing agreement whereby the Company files a consolidated federal income tax return. Each subsidiary makes payments to the Company based on the amount of federal income taxes, if any, the subsidiary would have paid if it had filed a separate tax return.

   The Company and Banner paid for a chartered aircraft used from time to time for business related travel. The owner of the chartered aircraft is a company 51% owned by an immediate family member of Mr. Jeffrey Steiner. Cost for such flights charged to the Company and Banner are comparable to those charged in arm's length transactions between unaffiliated third parties.

   The Company and Banner prepaid hours for a chartered helicopter used from time to time for business related travel. The owner of the chartered helicopter is a company controlled by Mr. Jeffrey Steiner. Cost for such flights charged to the Company and Banner are comparable to those charged in arm's length transactions between unaffiliated third parties.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   Prior to the consolidation of Banner on February 25, 1996, the Aerospace Fasteners segment had sales to Banner of $3,663 in 1996.

18. Leases

   The Company holds certain of its facilities and equipment under long-term leases. The minimum rental commitments under non-cancelable operating leases with lease-terms in excess of one year, for each of the five years following June 30, 1998, are as follows: $3,174 for 1999, $4,145 for 2000, $3,400 for
2001, $2,217 for 2002 and $1,526 for 2003. Rental expense on operating leases from continuing operations for Fiscal 1996, 1997 and 1998 was $6,197, $4,928, and $8,610, respectively. Minimum commitments under capital leases for each of the five years following June 30, 1998, are $322 for 1999, $275 for 2000, $238 for 2001, $164 for 2002, and $143 for 2003, respectively. At June 30, 1998, the present value of capital lease obligations was $923. At June 30, 1998, capital assets leased, included in property, plant, and equipment consisted of:

      Buildings and improvements....................................... $    70
      Machinery and equipment..........................................   5,272
      Furniture and fixtures...........................................     197
      Less: Accumulated depreciation...................................  (2,898)
                                                                        -------
                                                                        $ 2,641
                                                                        =======

19. Contingencies

 Government Claims

   The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that Fairchild Industries, Inc. ("FII"), a former subsidiary of the Company, did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business. The ACO has directed FII to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made, however, an estimate of the possible loss or range of loss from the ACO's assertion cannot be made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues.

 Environmental Matters

   The Company's operations are subject to stringent Government imposed environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

   In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability.

   As of June 30, 1998, the consolidated total recorded liabilities of the Company for environmental matters approximated $8,659, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately $14,995.

 Other Matters

   The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings, including those aforementioned, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

20. Business Segment Information

   The Company reports in two principal business segments. The Aerospace Fasteners segment includes the manufacture of high performance specialty fasteners and fastening systems. The Aerospace Distribution segment distributes a wide range of aircraft parts and related support services to the aerospace industry. The results of Fairchild Technologies, which is primarily engaged in the designing and manufacturing of capital equipment and systems for recordable compact disc and advance semiconductor manufacturing, were previously reported under Corporate and Other, along with the results of two smaller operations. Fairchild Technologies is now recorded in discontinued operations.

   The Company's financial data by business segment is as follows:

                                                 1996       1997        1998
                                               --------  ----------  ----------
Sales:
  Aerospace Fasteners......................... $218,059  $  269,026  $  387,236
  Aerospace Distribution (a)..................  129,973     411,765     358,431
  Corporate and Other.........................    7,046      15,185       5,760
  Eliminations (b)............................   (5,842)    (15,213)    (10,251)
                                               --------  ----------  ----------
Total Sales................................... $349,236  $  680,763  $  741,176
                                               ========  ==========  ==========
Operating Income (Loss):
  Aerospace Fasteners (c)..................... $    135  $   17,390  $   32,722
  Aerospace Distribution (a)..................    5,625      30,891      20,330
  Corporate and Other.........................  (17,046)    (14,782)     (7,609)
                                               --------  ----------  ----------
Operating Income (Loss)....................... $(11,286) $   33,499  $   45,443
                                               ========  ==========  ==========
Capital Expenditures:
  Aerospace Fasteners......................... $  3,841  $    8,964  $   31,221
  Aerospace Distribution......................    1,556       4,787       3,812
  Corporate and Other.........................      283       1,263         996
                                               --------  ----------  ----------
Total Capital Expenditures.................... $  5,680  $   15,014  $   36,029
                                               ========  ==========  ==========
Depreciation and Amortization:
  Aerospace Fasteners......................... $ 14,916  $   16,112  $   16,260
  Aerospace Distribution......................    1,341       5,138       3,412
  Corporate and Other.........................    4,788       3,057         364
                                               --------  ----------  ----------
Total Depreciation and Amortization........... $ 21,045  $   24,307  $   20,036
                                               ========  ==========  ==========
Identifiable Assets at June 30:
  Aerospace Fasteners......................... $252,200  $  346,533  $  427,927
  Aerospace Distribution......................  329,477     428,436     452,397
  Corporate and Other.........................  411,721     277,697     276,935
                                               --------  ----------  ----------
Total Identifiable Assets..................... $993,398  $1,052,666  $1,157,259
                                               ========  ==========  ==========

--------
(a) Effective February 25, 1996, the Company became the majority shareholder of Banner Aerospace, Inc. and, accordingly, began consolidating their results.
(b) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.
(c) Includes restructuring charges of $2.3 million in Fiscal 1996.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

21. Foreign Operations and Export Sales

   The Company's operations are located primarily in the United States and Europe. Inter-area sales are not significant to the total sales of any geographic area. The Company's financial data by geographic area is as follows:

                                                  1996       1997       1998
                                                --------  ---------- ----------
Sales by Geographic Area:
  United States...............................  $292,136  $  580,453 $  613,325
  Europe......................................    56,723     100,310    127,851
  Other.......................................       377          --         --
                                                --------  ---------- ----------
Total Sales...................................  $349,236  $  680,763 $  741,176
                                                ========  ========== ==========
Operating Income (Loss) by Geographic Area:
  United States...............................  $(12,175) $   27,489 $   28,575
  Europe......................................     1,037       6,010     16,868
  Other.......................................      (148)         --         --
                                                --------  ---------- ----------
Total Operating Income (Loss).................  $(11,286) $   33,499 $   45,443
                                                ========  ========== ==========
Identifiable Assets by Geographic Area at June
 30:
  United States...............................  $929,649  $  855,233 $  903,054
  Europe......................................    63,749     197,433    254,205
                                                --------  ---------- ----------
Total Identifiable Assets.....................  $993,398  $1,052,666 $1,157,259
                                                ========  ========== ==========

   Export sales are defined as sales to customers in foreign countries by the Company's domestic operations. Export sales amounted to the following:

                                                        1996     1997     1998
                                                       ------- -------- --------
Export Sales
  Europe.............................................. $27,330 $ 48,187 $ 68,515
  Asia (excluding Japan)..............................   6,766   21,221   19,744
  Canada..............................................   8,878   17,797   16,426
  Japan...............................................  11,958   19,819   12,056
  South America.......................................   2,118    4,414   11,038
  Other...............................................   6,447   11,493   10,340
                                                       ------- -------- --------
Total Export Sales.................................... $63,497 $122,931 $138,119
                                                       ======= ======== ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

22. Quarterly Financial Data (unaudited)

   The following table of quarterly financial data has been prepared from the financial records of the Company without audit, and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented:

                            Sept. 29    Dec. 29       March 30     June 30
                            --------    --------      --------     --------
Fiscal 1997 quarters ended
  Net sales................ $138,244    $152,461      $179,436     $210,622
  Gross profit.............   37,092      36,785        47,552       59,915
  Earnings (loss) from
   continuing operations...   (3,797)     (1,960)         (117)       7,690
    per basic share........    (0.22)      (0.12)        (0.01)        0.47
    per diluted share......    (0.22)      (0.15)        (0.01)        0.44
  Earnings (loss) from
   discontinued operations,
   net.....................     (821)     (1,017)          157        1,196
    per basic share........    (0.05)      (0.06)         0.01         0.07
    per diluted share......    (0.05)      (0.06)         0.01         0.07
  Net earnings (loss)......   (4,618)     (2,977)           40        8,886
    per basic share........    (0.27)      (0.18)           --         0.54
    per diluted share......    (0.27)      (0.18)           --         0.51
  Market price range of
   Class A Stock:
    High...................       17         17 3/8        15 3/8        18
    Low....................      12 1/4      14 3/8        12 7/8       11 5/8
    Close..................       16         14 5/8        13 3/8        18
                            Sept. 28    Dec. 28       March 29     June 30
                            --------    --------      --------     --------
Fiscal 1998 quarters ended
  Net sales................ $194,362    $208,616      $164,164     $174,034
  Gross profit.............   46,329      56,822        37,790       45,565
  Earnings (loss) from
   continuing operations...    1,229      (4,605)       50,418        5,357
    per basic share........     0.07       (0.27)         2.52         0.25
    per diluted share......     0.07       (0.27)         2.41         0.24
  Loss from discontinued
   operations, net.........     (737)     (1,945)       (1,578)         (36)
    Per basic share........    (0.04)      (0.11)        (0.08)        0.24
    Per diluted share......    (0.04)      (0.11)        (0.08)        0.44
  Gain (loss) from disposal
   of discontinued
   operations, net.........       --      29,974        46,548      (16,805)
    Per basic share........       --        1.75          2.32        (0.78)
    Per diluted share......       --        1.75          2.23        (0.76)
  Extraordinary items,
   net.....................       --      (3,024)       (3,701)          (5)
    Per basic share........       --       (0.18)        (0.18)           -
    Per diluted share......       --       (0.18)        (0.18)           -
  Net earnings (loss)......      492      20,400        91,687      (11,489)
    Per basic share........     0.03        1.19          4.58        (0.53)
    per diluted share......     0.03        1.19          4.38        (0.52)
  Market price range of
   Class A Stock:
    High...................      28 3/8      28 11/16       25           23
    Low....................       17         19 5/16       19 7/16      18 3/16
    Close..................      26 7/8      21 1/2        21 1/4       20 3/16

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
23. Subsequent Events

 The Solair Disposition

   On December 31, 1998, Banner consummated the sale of Solair, Inc., its largest subsidiary in the rotables group, to Kellstrom Industries, Inc., in exchange for approximately $60.4 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. In December 1998, Banner recorded a $19.3 million pre-tax loss from the sale of Solair. This loss was included in cost of goods sold as it was primarily attributable to the bulk sale of inventory at prices below the carrying amount of inventory.

 The AlliedSignal Claim

   In connection with the disposition of Banner's hardware business, the Company received notice on January 12, 1999 from AlliedSignal making indemnification claims against the Company for $18.9 million. Although the Company believes that the amount of the claim is far in excess of any amount that AlliedSignal is entitled to recover from the Company, the Company is in the process of reviewing such claims and is unable to predict the ultimate outcome of such matter.

 The KTI Acquisition

   On April 20, 1999, the Company completed the acquisition of all of Kaynar Technologies, Inc. ("KTI") capital stock for approximately $222 million and assumed approximately $103 million of KTI's existing debt, the majority of which was refinanced at closing. In addition, the Company paid $28 million for a covenant not to compete from KTI's largest preferred shareholder. The acquisition was financed with existing cash, the sale of $225 million of 10 3/4% senior subordinated notes due 2009 (the "Notes") and a new bank credit facility.

 The Banner Merger

   On April 8, 1999, the Company acquired the remaining 15% of the outstanding common and preferred stock of Banner not already owned by the Company, through the merger (the "Banner Merger") of Banner with one of the Company's subsidiaries. Under the terms of the Banner Merger, each share of Banner's preferred stock was converted into the right to receive one share of Banner common stock and each share of Banner common stock (other than those owned by the Company) was converted into the right to receive 0.7885 shares of the Company's Class A common stock. The Company issued 2,981,412 shares of Class A common stock as a result of the Banner Merger. Banner is now our wholly-owned subsidiary of the Company.

 New Credit Facility

   Simultaneous with the consummation of the KTI Acquisition and the sale of the Notes, we entered into a new $325.0 million credit facility (the "New Credit Facility") which consists of a $225.0 million term loan, and a $100.0 million revolving credit facility of which approximately $31.5 million was drawn upon the acquisition of KTI (excluding approximately $19.0 million of outstanding letters of credit). The term loan bears interest at LIBOR plus 3.25% and the revolving credit facility bears interest at LIBOR plus 3.0%. Additionally, the revolving credit facility is subject to a non-use fee of 1/2%. The term loan matures on April 30, 2006 and the revolving credit facility matures on April 30, 2005.

 Technologies

   During the third quarter of 1999, the Technologies semiconductor equipment group ceased all manufacturing activities, informed customers and business partners that it has ceased operations, and significantly reduced its work force. In May 1999, the Technologies semiconductor equipment group sold equipment and licenses to Apex.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

24. Consolidating Financial Statements

   The following financial statements separately show The Fairchild Corporation and the subsidiaries of The Fairchild Corporation. These statements are provided to fulfill public reporting requirements and separately present guarantors of the 10 3/4% Senior Subordinated Notes Due 2009 issued by The Fairchild Corporation (the "Parent Company"). The guarantors are primarily composed of The Fairchild Corporation's domestic subsidiaries, excluding Fairchild Technologies, the equity investment in Nacanco, a real estate development venture, and certain other subsidiaries.

                     CONSOLIDATING STATEMENTS OF EARNINGS
                       FOR THE YEAR ENDED JUNE 30, 1998

                           Parent                 Non                  Fairchild
                          Company   Guarantors Guarantors Eliminations Historical
                          --------  ---------- ---------- ------------ ----------
Net Sales...............  $     --   $613,324   $138,807   $ (10,955)   $741,176
Costs and expenses
  Cost of sales.........        --    464,942    100,683     (10,955)    554,670
  Selling, general &
   administrative.......     3,516    112,447     19,631          --     135,594
  Amortization of
   goodwill.............       147      4,247      1,075          --       5,469
                          --------   --------   --------   ---------    --------
                             3,663    581,636    121,389     (10,955)    695,733
                          --------   --------   --------   ---------    --------
  Operating income......    (3,663)    31,688     17,418          --      45,443
Net interest expense....    24,048     14,094      4,573          --      42,715
Investment (income)
 loss, net..............      (208)     3,570         --          --       3,362
Nonrecurring income on
 disposition of
 subsidiary.............        --   (124,028)        --          --    (124,028)
                          --------   --------   --------   ---------    --------
Earnings before taxes...   (27,503)   138,052     12,845          --     123,394
Income tax (provision)
 benefit................    10,580    (55,769)    (3,470)         --     (48,659)
Equity in earnings of
 affiliates and
 subsidiaries...........   118,013      1,525      3,044    (118,626)      3,956
Minority interest.......        --    (26,292)        --          --     (26,292)
                          --------   --------   --------   ---------    --------
Earnings (loss) from
 continuing operations..   101,090     57,516     12,419    (118,626)     52,399
Earnings (loss) from
 discontinued
 operations.............        --      2,348     (6,644)         --      (4,296)
Earnings (loss) from
 disposal of
 discontinued
 operations.............        --     95,018    (35,301)         --      59,717
Extraordinary items.....        --     (6,730)        --          --      (6,730)
                          --------   --------   --------   ---------    --------
Net earnings (loss).....  $101,090   $148,152   $(29,526)  $(118,626)   $101,090
                          ========   ========   ========   =========    ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
                          CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 1998

                           Parent                 Non                  Fairchild
                          Company   Guarantors Guarantors Eliminations Historical
                          --------  ---------- ---------- ------------ ----------
Cash....................  $    (96)  $ 42,271   $  7,426   $      --   $   49,601
Marketable securities...        71      3,891         --          --        3,962
Accounts Receivable
 (including
 intercompany), less
 allowances.............       400     74,158     45,726          --      120,284
Inventory, net..........       --     183,164     34,318          --      217,482
Prepaid and other
 current assets.........    (1,230)    48,145      6,166          --       53,081
Net current assets of
 discontinued
 operations.............        --         --     11,613          --       11,613
                          --------   --------   --------   ---------   ----------
   Total current
    assets..............      (855)   351,629    105,249          --      456,023
Investment in
 Subsidiaries...........   635,044         --         --    (635,044)          --
Net fixed assets........       677     77,678     40,608          --      118,963
Net assets held for
 sale...................        --     23,789         --          --       23,789
Net noncurrent assets of
 discontinued
 operations.............        --         --      8,541          --        8,541
Investments in
 affiliates.............    (6,447)    14,686     19,329          --       27,568
Goodwill................    14,333    120,253     33,721          --      168,307
Deferred loan costs.....     5,168      1,194         --          --        6,362
Prepaid pension assets..        --     61,643         --          --       61,643
Long-term investments...        --    235,435         --          --      235,435
Other assets............    15,863     (8,619)    43,384          --       50,628
                          --------   --------   --------   ---------   ----------
   Total assets.........  $663,783   $877,688   $250,832   $(635,044)  $1,157,259
                          ========   ========   ========   =========   ==========
Bank notes payable &
 current maturities of
 debt...................  $  2,250   $     --   $ 18,415   $      --   $   20,665
Accounts payable
 (including
 intercompany)..........        28     11,293     42,538          --       53,859
Other accrued expenses..    10,165     94,453     16,436          --      121,054
                          --------   --------   --------   ---------   ----------
   Total current
    liabilities.........    12,443    105,746     77,389          --      195,578
Long-term debt, less
 current maturities.....   222,750     67,300      5,352          --      295,402
Other long-term
 liabilities............       470     16,428      6,869          --       23,767
Noncurrent income
 taxes..................   (45,439)   140,262        353          --       95,176
Retiree health care
 liabilities............        --     38,677      3,426          --       42,103
Minority interest in
 subsidiaries...........        --     31,674         --          --       31,674
                          --------   --------   --------   ---------   ----------
   Total liabilities....   190,224    400,087     93,389          --      683,700
Class A common stock....     2,467        200      3,084      (3,084)       2,667
Class B common stock....       263         --         --          --          263
Paid-in-capital.........   (29,476)   224,588    200,656    (200,656)     195,112
Retained earnings.......   513,204    272,846    (43,707)   (431,304)     311,039
Cumulative other
 comprehensive income...      (761)    19,737     (2,590)         --       16,386
Treasury stock, at
 cost...................   (12,138)   (39,770)        --          --      (51,908)
                          --------   --------   --------   ---------   ----------
   Total stockholders'
    equity..............   473,559    477,601    157,443    (635,044)     473,559
                          --------   --------   --------   ---------   ----------
Total liabilities &
 stockholders' equity...  $663,783   $877,688   $250,832   $(635,044)  $1,157,259
                          ========   ========   ========   =========   ==========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 1998

                           Parent                 Non                  Fairchild
                          Company   Guarantors Guarantors Eliminations Historical
                          --------  ---------- ---------- ------------ ----------
Cash Flows from
 Operating Activities:
Net earnings (loss).....  $101,090   $148,152   $(29,526)  $(118,626)   $101,090
Depreciation and
 amortization...........        72     14,102      5,862          --      20,036
Accretion of discount on
 long-term liabilities..     3,766         --         --          --       3,766
Net gain on disposition
 of subsidiaries........        --   (124,041)        --          --    (124,041)
Net gain on sale of
 discontinued
 operations.............        --   (132,787)        --          --    (132,787)
Extraordinary items net
 of cash payments.......        --     10,347         --          --      10,347
(Gain) loss on sale of
 PP&E...................        --        147         99          --         246
(Undistributed)
 distributed earnings of
 affiliates.............        --        547      1,178          --       1,725
Minority interest.......        --     26,890       (598)         --      26,292
Change in assets and
 liabilities............  (185,098)    65,209    (19,693)    118,626     (20,956)
Non-cash charges and
 working capital changes
 of discontinued
 operations.............        --         --     11,789          --      11,789
                          --------   --------   --------   ---------    --------
Net cash (used for)
 provided by operating
 activities.............   (80,170)     8,566    (30,889)         --    (102,493)
                          --------   --------   --------   ---------    --------
Cash Flows from
 Investing Activities:
Proceeds received from
 (used for) investment
 securities, net........        --     (7,287)        --          --      (7,287)
Purchase of PP&E........        --    (30,220)    (5,809)         --     (36,029)
Proceeds from sale of
 PP&E...................        --        336         --          --         336
Equity investment in
 affiliates.............      (141)    (4,202)        --          --      (4,343)
Minority interest in
 subsidiaries...........        --    (26,383)        --          --     (26,383)
Acquisition of
 subsidiaries, net of
 cash acquired..........        --    (25,445)    (7,350)         --     (32,795)
Net proceeds from sale
 of discontinued
 operations.............        --    167,987         --          --     167,987
Change in net assets
 held for sale..........        --      2,140         --          --       2,140
Investing activities of
 discontinued
 operations.............        --         --     (2,750)         --      (2,750)
                          --------   --------   --------   ---------    --------
Net cash (used for)
 provided by investing
 activities.............      (141)    76,926    (15,909)         --      60,876
                          --------   --------   --------   ---------    --------
Cash Flows from
 Financing Activities:
Proceeds from issuance
 of debt................   225,000     50,523         --          --     275,523
Debt repayment and
 repurchase of
 debentures (including
 intercompany), net.....  (198,867)  (106,899)    47,752          --    (258,014)
Issuance of Class A
 common stock...........    53,848        193         --          --      54,041
Financing activities of
 discontinued
 operations.............        --         --      2,538          --       2,538
                          --------   --------   --------   ---------    --------
Net cash (used for)
 provided by financing
 activities.............    79,981    (56,183)    50,290          --      74,088
                          --------   --------   --------   ---------    --------
Effect of exchange rate
 changes on cash........        --         --     (2,290)         --      (2,290)
                          --------   --------   --------   ---------    --------
Net change in cash......      (330)    29,309      1,202          --      30,181
Cash, beginning of the
 year...................       234     12,962      6,224          --      19,420
                          --------   --------   --------   ---------    --------
Cash, end of the year...  $    (96)  $ 42,271   $  7,426   $      --    $ 49,601
                          ========   ========   ========   =========    ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
                      CONSOLIDATING STATEMENTS OF EARNINGS

                        FOR THE YEAR ENDED JUNE 30, 1997

                           Parent                 Non                  Fairchild
                          Company   Guarantors Guarantors Eliminations Historical
                          --------  ---------- ---------- ------------ ----------
Net Sales...............  $     --   $593,819   $90,243     $ (3,299)   $680,763
Costs and expenses:
  Cost of sales.........        --    441,534    61,184       (3,299)    499,419
  Selling, general &
   administrative.......     3,925    117,739    21,367           --     143,031
  Amortization of
   goodwill.............       130      4,215       469           --       4,814
                          --------   --------   -------     --------    --------
                             4,055    563,488    83,020       (3,299)    647,264
                          --------   --------   -------     --------    --------
  Operating income......    (4,055)    30,331     7,223           --      33,499
Net interest expense....    25,252     21,556       873           --      47,681
Investment (income)
 loss, net..............       (16)    (6,635)       --           --      (6,651)
Nonrecurring income on
 disposition of
 subsidiary.............        --     (2,528)       --           --      (2,528)
                          --------   --------   -------     --------    --------
Earnings before taxes...   (29,291)    17,938     6,350           --      (5,003)
Income tax (provision)
 benefit................    15,076     (9,872)      531           --       5,735
Equity in earnings of
 affiliates and
 subsidiaries...........    15,546      1,081     3,037      (15,066)      4,598
Minority interest.......        --     (3,514)       --           --      (3,514)
                          --------   --------   -------     --------    --------
Earnings (loss) from
 continuing operations..     1,331      5,633     9,918      (15,066)      1,816
Earnings (loss) from
 discontinued
 operations.............        --      3,149    (3,634)          --        (485)
                          --------   --------   -------     --------    --------
Net earnings (loss).....  $  1,331   $  8,782   $ 6,284     $(15,066)   $  1,331
                          ========   ========   =======     ========    ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
                          CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 1997

                           Parent                 Non                  Fairchild
                          Company   Guarantors Guarantors Eliminations Historical
                          --------  ---------- ---------- ------------ ----------
Cash....................  $    234   $ 12,962   $  6,224   $      --   $   19,420
Marketable securities...        71     25,576         --          --       25,647
Accounts Receivables
 (including
 intercompany), less
 allowances.............       384    109,971     41,006          --      151,361
Inventory, net..........        --    298,952     24,413          --      323,365
Prepaid and other
 current assets.........       179     31,154      3,157          --       34,490
Net current assets of
 discontinued
 operations.............        --         --     17,884          --       17,884
                          --------   --------   --------   ---------   ----------
    Total current
     assets.............       868    478,615     92,684          --      572,167
Investment in
 Subsidiaries...........   390,355         --         --    (390,355)          --
Net fixed assets........       486     79,085     42,347          --      121,918
Net assets held for
 sale...................        --         --     26,147          --       26,147
Net noncurrent assets of
 discontinued
 operations.............        --         --     14,495          --       14,495
Investments in
 affiliates.............     1,435     33,736     20,507          --       55,678
Goodwill................     4,133    126,573     23,423          --      154,129
Deferred loan costs.....     3,394      5,858         --          --        9,252
Prepaid pension assets..        --     59,742         --          --       59,742
Long-term investments...       492      3,628         --          --        4,120
Other assets............    (1,483)    36,295        206          --       35,018
                          --------   --------   --------   ---------   ----------
    Total assets........  $399,680   $823,532   $219,809   $(390,355)  $1,052,666
                          ========   ========   ========   =========   ==========
Bank notes payable &
 current maturities of
 debt...................  $     --   $ 38,887   $  8,435   $      --   $   47,322
Accounts payable
 (including
 intercompany)..........        15     47,928     27,579          --       75,522
Other accrued expenses..     8,300     68,241     26,640          --      103,181
                          --------   --------   --------   ---------   ----------
    Total current
     liabilities........     8,315    155,056     62,654          --      226,025
Long-term debt, less
 current maturities.....   190,567    221,090      5,265          --      416,922
Other long-term
 liabilities............       797     21,987        838          --       23,622
Noncurrent income
 taxes..................   (29,624)    71,637         --          --       42,013
Retiree healthcare
 liabilities............        --     40,515      2,836          --       43,351
Minority interest in
 subsidiaries...........        --     67,711        598          --       68,309
                          --------   --------   --------   ---------   ----------
    Total liabilities...   170,055    577,996     72,191          --      820,242
Preferred stock.........        --     (1,170)     1,170          --           --
Class A common stock....     2,023         --      3,545      (3,545)       2,023
Class B common stock....       263         --          9          (9)         263
Paid-in-capital.........  (151,620)   222,635    154,587    (154,587)      71,015
Retained earnings.......   390,954     61,184     (9,975)   (232,214)     209,949
Cumulative other
 comprehensive income...       (46)     2,657     (1,718)         --          893
Treasury stock, at
 cost...................   (11,949)   (39,770)        --          --      (51,719)
                          --------   --------   --------   ---------   ----------
    Total stockholders'
     equity.............   229,625    245,536    147,618    (390,355)     232,424
                          --------   --------   --------   ---------   ----------
Total liabilities &
 stockholders' equity...  $399,680   $823,532   $219,809   $(390,355)  $1,052,666
                          ========   ========   ========   =========   ==========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 1997

                           Parent                  Non                  Fairchild
                          Company   Guarantors  Guarantors Eliminations Historical
                          --------  ----------  ---------- ------------ ----------
Cash Flows from
 Operating Activities:
Net earnings (loss).....  $  1,331  $   8,782    $  6,284    $(15,066)  $   1,331
Depreciation &
 amortization...........       179     18,848       5,280          --      24,307
Accretion of discount on
 long-term liabilities..     4,963         --          --          --       4,963
(Gain) loss on sale of
 PP&E...................        --        (72)         --          --         (72)
(Undistributed)
 distributed earnings of
 affiliates.............        --     (1,434)        379          --      (1,055)
Minority interest.......        --      2,896         618          --       3,514
Change in assets and
 liabilities............   (20,744)  (105,842)     (4,325)     15,066    (115,845)
Non-cash charges and
 working capital changes
 of discontinued
 operations.............        --         --     (17,201)         --     (17,201)
                          --------  ---------    --------    --------   ---------
Net cash (used for)
 operating activities...   (14,271)   (76,822)     (8,965)         --    (100,058)
                          --------  ---------    --------    --------   ---------
Cash Flows from
 Investing Activities:
Proceeds received from
 (used for) investment
 securities, net........        --    (12,951)         --          --     (12,951)
Purchase of PP&E........        --    (12,371)     (2,643)         --     (15,014)
Proceeds from sale of
 PP&E...................        --        213          --          --         213
Equity investment in
 affiliates.............     2,092     (3,841)         --          --      (1,749)
Minority interest in
 subsidiaries...........        --     (1,610)         --          --      (1,610)
Acquisition of
 subsidiaries, net of
 cash acquired..........        --         --     (55,916)         --     (55,916)
Net proceeds from sale
 of discontinued
 operations.............        --    173,719          --          --     173,719
Change in net assets
 held for sale .........        --        385          --          --         385
Investing activities of
 discontinued
 operations.............        --         --      (7,102)         --      (7,102)
                          --------  ---------    --------    --------   ---------
Net cash (used for)
 provided by investing
 activities.............     2,092    143,544     (65,661)         --      79,975
                          --------  ---------    --------    --------   ---------
Cash Flows from
 Financing Activities:
Proceeds from issuance
 of debt................     9,400    144,894          --          --     154,294
Debt repayment and
 repurchase of
 debentures (including
 intercompany), net.....        --   (229,874)     74,274          --    (155,600)
Issuance of Class A
 common stock...........     1,126         --          --          --       1,126
Financing activities of
 discontinued
 operations.............        --         --      (1,275)         --      (1,275)
                          --------  ---------    --------    --------   ---------
Net cash (used for)
 provided by financing
 activities.............    10,526    (84,980)     72,999          --      (1,455)
                          --------  ---------    --------    --------   ---------
Effect of exchange rate
 changes on cash........        --         --       1,309          --       1,309
                          --------  ---------    --------    --------   ---------
Net change in cash......    (1,653)   (18,258)       (318)         --     (20,229)
Cash, beginning of the
 year...................     1,887     31,220       6,542          --      39,649
                          --------  ---------    --------    --------   ---------
Cash, end of the year...  $    234  $  12,962    $  6,224    $     --   $  19,420
                          ========  =========    ========    ========   =========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
                      CONSOLIDATING STATEMENTS OF EARNINGS
                        FOR THE YEAR ENDED JUNE 30, 1996

                           Parent                 Non                  Fairchild
                          Company   Guarantors Guarantors Eliminations Historical
                          --------  ---------- ---------- ------------ ----------
Net Sales...............  $     --   $296,959   $53,196    $    (919)   $349,236
Costs and expenses:
  Cost of sales.........        --    239,535    36,519         (919)    275,135
  Selling, general &
   administrative.......     5,148     64,260    12,000           --      81,408
  Amortization of
   goodwill.............       130      3,594       255           --       3,979
                          --------   --------   -------    ---------    --------
                             5,278    307,389    48,774         (919)    360,522
                          --------   --------   -------    ---------    --------
  Operating income......    (5,278)   (10,430)    4,422           --     (11,286)
Net interest expense....    28,387     26,398     1,674           --      56,459
Investment (income)
 loss, net..............        (1)    (4,574)       --           --      (4,575)
Nonrecurring income on
 disposition of
 subsidiary.............     1,064       (694)    1,354           --       1,724
                          --------   --------   -------    ---------    --------
Earnings before taxes...   (34,728)   (31,560)    1,394           --     (64,894)
Income tax (provision)
 benefit................    12,509     18,285      (955)          --      29,839
Equity in earnings of
 affiliates and
 subsidiaries...........   211,925        985     3,567     (211,656)      4,821
Minority interest.......        --     (1,973)       21           --      (1,952)
                          --------   --------   -------    ---------    --------
Earnings (loss) from
 continuing operations..   189,706    (14,263)    4,027     (211,656)    (32,186)
Earnings (loss) from
 discontinued
 operations.............        --     17,087    (1,475)          --      15,612
Earnings (loss) from
 disposal of
 discontinued
 operations.............        --    216,716        --           --     216,716
Extraordinary items.....        --    (10,436)       --           --     (10,436)
                          --------   --------   -------    ---------    --------
Net earnings (loss).....  $189,706   $209,104   $ 2,552    $(211,656)   $189,706
                          ========   ========   =======    =========    ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 1996

                           Parent                   Non                  Fairchild
                           Company   Guarantors  Guarantors Eliminations Historical
                          ---------  ----------  ---------- ------------ ----------
Cash Flows from
 Operating Activities:
Net earnings (loss).....  $ 189,706  $ 209,104    $  2,552   $(211,656)  $ 189,706
Depreciation &
 amorization............         58     18,520       2,467          --      21,045
Accretion of discount on
 long-term liabilities..      4,686         --          --          --       4,686
Net gain on sale of
 discontinued
 operations.............         --   (216,645)         --          --    (216,645)
Extraordinary items, net
 of cash payment........         --      4,501          --          --       4,501
Provision for
 restructuring..........         --      1,542          --          --       1,542
(Gain) loss on sale of
 PP&E...................         --       (242)        233          --          (9)
(Undistributed)
 distributed earnings of
 affiliates.............         --        717      (4,574)         --      (3,857)
Minority interest.......         --      2,221        (269)         --       1,952
Change in assets and
 liabilities............   (157,534)  (133,551)     15,572     211,656     (63,857)
Non-cash charges and
 working capital changes
 of discontinued
 operations.............         --      9,242       2,743          --      11,985
                          ---------  ---------    --------   ---------   ---------
Net cash (used for)
 provided by operating
 activities.............     36,916   (104,591)     18,724          --     (48,951)
                          ---------  ---------    --------   ---------   ---------
Cash Flows from
 Investing Activities:
Proceeds received from
 (used for) investment
 securities, net........         --        265          --          --         265
Purchase of PP&E........         --     (4,807)       (873)         --      (5,680)
Proceeds from sale of
 PP&E...................         --         46          52          --          98
Equity investment in
 affiliates.............        (21)    (2,340)         --          --      (2,361)
Minority interest in
 subsidiaries...........         --     (2,817)         --          --      (2,817)
Net proceeds from sale
 of discontinued
 operations.............         --     71,559          --          --      71,559
Change in net assets
 held for sale..........         --      5,894          --          --       5,894
Investing activities of
 discontinued
 operations.............         --         --      (9,418)         --      (9,418)
Other, net..............         --         --          --          --          --
                          ---------  ---------    --------   ---------   ---------
Net cash (used for)
 provided by investing
 activities.............        (21)    67,800     (10,239)         --      57,540
                          ---------  ---------    --------   ---------   ---------
Cash Flows from
 Financing Activities:
Proceeds from issuance
 of debt................         --    156,501          --          --     156,501
Debt repayment and
 repurchase of
 debentures, (including
 intercompany) net......    (42,265)  (148,361)     (4,794)         --    (195,420)
Issuance of Class A
 common stock...........      1,509         --          --          --       1,509
Financing activities of
 discontinued
 operations.............         --         --      (2,227)         --      (2,227)
                          ---------  ---------    --------   ---------   ---------
Net cash (used for)
 provided by financing
 activities.............    (40,756)     8,140      (7,021)         --     (39,637)
                          ---------  ---------    --------   ---------   ---------
Effect of exchange rate
 changes on cash........         --         --        (485)         --        (485)
                          ---------  ---------    --------   ---------   ---------
Net change in cash......     (3,861)   (28,651)        979          --     (31,533)
Cash, beginning of the
 year...................      5,748     59,871       5,563          --      71,182
                          ---------  ---------    --------   ---------   ---------
Cash, end of the year...  $   1,887  $  31,220    $  6,542   $      --   $  39,649
                          =========  =========    ========   =========   =========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                  June 30, 1998 and March 28, 1999 (Unaudited)
                                 (In thousands)

                                     ASSETS

                                                           June 30,  March 28,
                                                             1998       1999
                                                          ---------- ----------
Current assets:                                               (*)
  Cash and cash equivalents, $746 and $0 restricted...... $   49,601 $  167,346
  Short-term investments.................................      3,962      3,777
  Accounts receivable-trade, less allowances of $5,655
   and $3,149............................................    120,284    101,731
  Inventories:
    Finished goods.......................................    187,205    136,918
    Work-in-process......................................     20,642     21,639
    Raw materials........................................      9,635      8,416
                                                          ---------- ----------
                                                             217,482    166,973
  Net current assets of discontinued operations..........     11,613        --
  Prepaid expenses and other current assets..............     53,081     48,267
                                                          ---------- ----------
      Total current assets...............................    456,023    488,094
  Property, plant and equipment, net of accumulated
   depreciation of $82,968 and $99,896...................    118,963    122,876
  Net assets held for sale...............................     23,789     20,625
  Net noncurrent assets of discontinued operations.......      8,541        --
  Cost in excess of net assets acquired (Goodwill), less
   accumulated amortization of $42,079 and $46,081.......    168,307    167,164
  Investments and advances, affiliated companies.........     27,568     29,209
  Prepaid pension assets.................................     61,643     62,597
  Deferred loan costs....................................      6,362      6,377
  Long-term investments..................................    235,435     42,441
  Other assets...........................................     50,628     75,448
                                                          ---------- ----------
      Total assets....................................... $1,157,259 $1,014,831
                                                          ========== ==========

--------
*  Condensed from audited financial statements.


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                  JUNE 30, 1998 AND MARCH 28, 1999 (UNAUDITED)
                                 (In thousands)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                         June 30,   March 28,
                                                           1998        1999
                                                        ----------  ----------
Current liabilities:                                        (*)
  Bank notes payable and current maturities of long-
   term debt........................................... $   20,665  $   34,020
  Accounts payable.....................................     53,859      31,942
  Other accrued liabilities............................     92,743      71,158
  Income taxes.........................................     28,311      15,760
  Net current liabilities of discontinued operations...        --        7,985
                                                        ----------  ----------
    Total current liabilities..........................    195,578     160,865
Long-term liabilities:
  Long-term debt, less current maturities..............    295,402     227,475
  Other long-term liabilities..........................     23,767      26,303
  Retiree health care liabilities......................     42,103      43,356
  Noncurrent income taxes..............................     95,176     104,635
  Minority interest in subsidiaries....................     31,674      30,502
                                                        ----------  ----------
    Total Liabilities..................................    683,700     593,136
Stockholders' equity:
  Class A common stock, $0.10 par value; authorized
   40,000 shares, 26,747 (26,679 in June) shares issued
   and 19,257 (20,429 in June) shares outstanding......      2,667       2,674
  Class B common stock, $0.10 par value; authorized
   20,000 shares, 2,622
   (2,625 in June) shares issued and outstanding.......        263         262
  Paid-in capital......................................    195,112     195,679
  Retained earnings....................................    311,039     294,911
  Cumulative other comprehensive income................     16,386       2,179
  Treasury Stock, at cost, 7,490 (6,250 in June) shares
   of Class A common stock.............................    (51,908)    (74,010)
                                                        ----------  ----------
    Total stockholders' equity.........................    473,559     421,695
                                                        ----------  ----------
    Total liabilities and stockholders' equity......... $1,157,259  $1,014,831
                                                        ==========  ==========

--------
*  Condensed from audited financial statements

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  CONDENSED STATEMENTS OF EARNINGS (Unaudited)

                  FOR THE THREE (3) AND NINE (9) MONTHS ENDED
                       MARCH 29, 1998 AND MARCH 28, 1999
                     (In thousands, except per share data)

                                      Three Months Ended    Nine Months Ended
                                      --------------------  ------------------
                                       3/29/98    3/28/99   3/29/98   3/28/99
                                      ---------  ---------  --------  --------
Revenue:
  Net sales.......................... $ 164,164  $ 146,352  $567,142  $446,072
  Other income, net..................       847        704     5,451     1,473
                                      ---------  ---------  --------  --------
                                        165,011    147,056   572,593   447,545
Costs and expenses:
  Cost of goods sold.................   126,374    109,462   426,201   356,448
  Selling, general & administrative..    28,219     28,049   107,187    83,495
  Amortization of goodwill...........     1,573      1,364     4,179     4,002
                                      ---------  ---------  --------  --------
                                        156,166    138,875   537,567   443,945
Operating income.....................     8,845      8,181    35,026     3,600
  Interest expense...................     9,369      7,075    38,027    22,281
  Interest income....................      (587)      (267)   (1,501)   (1,326)
                                      ---------  ---------  --------  --------
  Net interest expense...............     8,782      6,808    36,526    20,955
  Investment income (loss)...........       234     36,876    (4,946)   37,710
  Nonrecurring gain on disposal of
   subsidiary........................   123,991        --    123,991       --
                                      ---------  ---------  --------  --------
  Earnings from continuing operations
   before taxes......................   124,288     38,249   117,545    20,355
  Income tax provision...............   (52,295)   (13,749)  (48,432)   (7,316)
  Equity in earnings of affiliates,
   net...............................       330        132     1,709     1,821
  Minority interest, net.............   (21,905)    (4,249)  (23,780)   (2,114)
                                      ---------  ---------  --------  --------
  Earnings from continuing opera-
   tions.............................    50,418     20,383    47,042    12,746
  Loss from discontinued operations,
   net...............................    (1,578)       --     (4,260)      --
  Gain (loss) on disposal of discon-
   tinued operations, net............    46,548    (19,694)   76,522   (28,874)
  Extraordinary items, net...........    (3,701)       --     (6,725)      --
                                      ---------  ---------  --------  --------
Net earnings (loss).................. $  91,687  $     689  $112,579  $(16,128)
                                      =========  =========  ========  ========
Other comprehensive income (loss),
 net of tax:
  Foreign currency translation ad-
   justments.........................    (2,178)    (6,139)   (3,750)    1,413
  Unrealized holding changes on secu-
   rities arising during the period..    14,540    (12,865)   14,540   (15,620)
                                      ---------  ---------  --------  --------
  Other comprehensive income (loss)..    12,362    (19,004)   10,790   (14,207)
                                      ---------  ---------  --------  --------
    Comprehensive income (loss)...... $ 104,049  $ (18,315) $123,369  $(30,335)
                                      =========  =========  ========  ========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  CONDENSED STATEMENTS OF EARNINGS (Unaudited)

 FOR THE THREE (3) AND NINE (9) MONTHS ENDED MARCH 29, 1998 AND MARCH 28, 1999
                     (In thousands, except per share data)

                                      Three Months Ended      Nine Months Ended
                                      ---------------------   -------------------
                                       3/29/98     3/28/99    3/29/98    3/28/99
                                      ---------   ---------   --------   --------
Basic earnings per share:
  Earnings from continuing
   operations........................ $    2.52   $    0.93   $   2.62   $   0.58
  Loss from discontinued operations,
   net...............................     (0.08)        --       (0.24)       --
  Gain (loss) on disposal of
   discontinued operations, net......      2.32       (0.90)      4.27      (1.30)
  Extraordinary items, net...........     (0.18)        --       (0.37)       --
                                      ---------   ---------   --------   --------
    Net earnings (loss).............. $    4.58   $    0.03   $   6.28   $  (0.72)
                                      =========   =========   ========   ========
  Other comprehensive income (loss),
   net of tax:
  Foreign currency translation
   adjustments....................... $   (0.11)  $   (0.28)  $  (0.21)  $   0.06
  Unrealized holding changes on
   securities arising during the
   period............................      0.73       (0.59)      0.81      (0.71)
                                      ---------   ---------   --------   --------
  Other comprehensive income (loss)..      0.62       (0.87)      0.60      (0.65)
                                      ---------   ---------   --------   --------
    Comprehensive income (loss)...... $    5.20   $   (0.84)  $   6.88   $  (1.37)
                                      =========   =========   ========   ========
Diluted earnings per share:
  Earnings from continuing
   operations........................ $    2.41   $    0.92   $   2.50   $   0.57
  Loss from discontinued operations,
   net...............................     (0.08)        --       (0.23)       --
  Gain (loss) on disposal of
   discontinued operations, net......      2.22       (0.89)      4.07      (1.28)
  Extraordinary items, net...........     (0.18)        --       (0.36)       --
                                      ---------   ---------   --------   --------
    Net earnings (loss).............. $    4.37   $    0.03   $   5.98   $  (0.71)
                                      =========   =========   ========   ========
  Other comprehensive income (loss),
   net of tax:
  Foreign currency translation
   adjustments....................... $   (0.10)  $   (0.28)  $  (0.20)  $   0.06
  Unrealized holding losses on
   securities arising during the
   period............................      0.69       (0.58)      0.77      (0.69)
                                      ---------   ---------   --------   --------
  Other comprehensive income (loss)..      0.59       (0.86)      0.57      (0.63)
                                      ---------   ---------   --------   --------
    Comprehensive income (loss)...... $    4.96   $   (0.83)  $   6.55   $  (1.34)
                                      =========   =========   ========   ========
Weighted average shares outstanding:
  Basic..............................    20,036      21,872     17,938     22,129
                                      =========   =========   ========   ========
  Diluted............................    20,922      22,165     18,813     22,552
                                      =========   =========   ========   ========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

        FOR THE NINE (9) MONTHS ENDED MARCH 29, 1998 AND MARCH 28, 1999
                                 (In thousands)

                                                    For the Nine Months Ended
                                                    --------------------------
                                                      3/29/98       3/28/99
                                                    ------------  ------------
Cash flows from operating activities:
  Net earnings (loss).............................. $    112,579  $    (16,128)
  Depreciation and amortization....................       16,480        17,371
  Amortization of deferred loan fees...............        2,057           888
  Accretion of discount on long-term liabilities...        2,744         3,854
  Net (gain) loss on divestiture of subsidiaries...      (99,766)           --
  Net gain on the sale of discontinued operations..     (135,736)           --
  Extraordinary items, net of cash payments........        6,725            --
  Distributed earnings of affiliates, net..........         (165)        3,376
  Minority interest................................       23,780         2,114
  Change in assets and liabilities.................      (50,735)      (44,431)
  Non-cash charges and working capital changes of
   discontinued operations.........................       18,083        12,445
                                                    ------------  ------------
  Net cash used for operating activities...........     (103,954)      (20,511)
Cash flows from investing activities:
  Purchase of property, plant and equipment........      (23,706)      (18,694)
  Acquisition of minority interest in
   subsidiaries....................................      (26,383)           --
  Acquisition of subsidiaries, net of cash
   acquired........................................      (32,404)       (3,940)
  Net proceeds received from investment
   securities......................................        9,202       173,424
  Gross proceeds received from the divestiture of
   subsidiary......................................           --        60,397
  Net proceeds received from the sale of
   discontinued operations.........................      167,987            --
  Changes in net assets held for sale..............        2,239         3,526
  Other, net.......................................          180           283
  Investing activities of discontinued operations..       (3,328)         (542)
                                                    ------------  ------------
  Net cash provided by investing activities........       93,787       214,454
Cash flows from financing activities:
  Proceeds from issuance of debt...................      178,036        80,127
  Debt repayments and repurchase of debentures,
   net.............................................     (177,056)     (135,569)
  Issuance of Class A common stock.................       54,176           153
  Purchase of treasury stock.......................           --       (22,101)
  Financing activities of discontinued operations..         (100)           30
                                                    ------------  ------------
  Net cash provided by (used for) financing
   activities......................................       55,056       (77,360)
  Effect of exchange rate changes on cash..........       (2,496)        1,162
                                                    ------------  ------------
  Net increase in cash and cash equivalents........       42,393       117,745
  Cash and cash equivalents, beginning of the
   year............................................       19,420        49,601
                                                    ------------  ------------
  Cash and cash equivalents, end of the period..... $     61,813  $    167,346
                                                    ============  ============

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

                       (In thousands, except share data)

1. Financial Statements

   The consolidated balance sheet as of March 28, 1999 and the consolidated statements of earnings and cash flows for the nine months ended March 29, 1998 and March 28, 1999 have been prepared by the Company, without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 28, 1999, and for all periods presented, have been made. The balance sheet at June 30, 1998 was condensed from the audited financial statements as of that date.

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's June 30, 1998 Annual Report on Form 10-K and the Banner Aerospace, Inc. March 31, 1998 Annual Report on Form 10-K. The results of operations for the period ended March 28, 1999 are not necessarily indicative of the operating results for the full year. Certain amounts in the prior year's quarterly financial statements have been reclassified to conform to the current presentation.

2. Business Combinations

   The Company has accounted for the following acquisitions by using the purchase method. The respective purchase price is assigned to the net assets acquired based on the fair value of such assets and liabilities at the respective acquisition dates.

   On November 28, 1997, the Company acquired AS+C GmbH, Aviation Supply + Consulting ("AS+C") in a business combination accounted for as a purchase. The total cost of the acquisition was $14.0 million, which exceeded the fair value of the net assets of AS+C by approximately $8.1 million, which is allocated as goodwill and amortized using the straight-line method over 40 years. The Company purchased AS+C with cash borrowings. AS+C is an aerospace parts, logistics, and distribution company primarily servicing European original equipment manufacturers.

   On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of certain subsidiaries to AlliedSignal Inc., in exchange for shares of AlliedSignal Inc. common stock with an aggregate value of $369 million. The assets transferred to AlliedSignal Inc. consisted primarily of Banner's hardware group, which included the distribution of bearings, nuts, bolts, screws, rivets and other types of fasteners, and its PacAero unit. Approximately $196 million of the common stock received from AlliedSignal Inc. was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company accounts for its investment in AlliedSignal Inc. common stock as an available-for-sale security.

   On March 2, 1998, the Company consummated the acquisition of Edwards and Lock Management Corporation, doing business as Special-T Fasteners, in a business combination accounted for as a purchase. The cost of the acquisition was approximately $50.0 million, of which 50.1% of the contractual purchase price was paid in shares of Class A Common Stock of the Company and 49.9% was paid in cash. The total cost of the acquisition exceeded the fair value of the net assets of Special-T by approximately $23.6 million, which is being allocated as goodwill, and amortized using the straight-line method over 40 years. Special-T manages the logistics of worldwide distribution of Company manufactured precision fasteners to customers in the aerospace industry, government agencies, OEMs, and other distributors.

   On December 31, 1998, Banner consummated the sale of Solair, Inc., its largest subsidiary in the rotables group, to Kellstrom Industries, Inc., in exchange for approximately $60.4 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. In December 1998, Banner recorded a $19.3 million pre-tax loss from the sale of Solair. This loss was included in cost of goods sold as it was primarily attributable to the bulk sale of inventory at prices below the carrying amount of inventory.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)


   On February 22, 1999, the Company used available cash to acquire 77.3% of SNEP S.A. for approximately $5.0 million, including $1.1 million of debt assumed, in a business combination accounted for as a purchase. The total cost of the acquisition exceeded the fair value of the net assets of SNEP by approximately $3.8 million, which is preliminarily being allocated as goodwill, and amortized using the straight-line method over 40 years. SNEP is a French manufacturer of precision machined self-locking nuts and special threaded fasteners serving the European industrial, aerospace and automotive markets.

3. Discontinued Operations

   For the Company's fiscal years ended June 30, 1996, 1997, 1998, and for the first nine months of fiscal 1999, Fairchild Technologies ("Technologies") had pre-tax operating losses of approximately $1.5 million, $3.6 million, $48.7 million, and $25.0 million, respectively. The after-tax operating loss from Technologies exceeded the June 1998 estimate recorded for expected losses by $9.2 million through March 1999. An additional after-tax charge of $19.7 million was recorded in the nine months ended March 28, 1999, based on a current estimate of the remaining losses in connection with the disposition of Technologies. While the Company believes that $19.7 million is a reasonable charge for the remaining losses to be incurred from Technologies, there can be no assurance that this estimate is adequate.

   During the third quarter of fiscal 1999, the Semiconductor Equipment Group of Technologies ceased all manufacturing activities, began to dispose of its production machinery and existing inventory, informed customers and business partners that it has discontinued operations, significantly reduced its workforce, and stepped up the level of discussions and negotiations with other companies regarding the sale of its remaining assets. Technologies is also exploring several alternative transactions with potential successors the business of its Optical Disc Equipment Group, but has made no definitive arrangement for its disposition. Additional information regarding discontinued operations is set forth in Footnote 4 of the Consolidated Financial Statements of the Company's June 30, 1998 Annual Report on Form 10-K.

4. Pro Forma Financial Statements

   The unaudited pro forma consolidated financial information for the nine months ended March 29, 1998, present the results of the Company's operations as though the divestitures of Banner's hardware group and Solair, and the acquisitions of Special-T and AS+C, had been in effect since the beginning of fiscal 1998. The unaudited pro forma consolidated financial information for the nine months ended March 28, 1999 provide the results of the Company's operations as though the divestiture of Solair had been in effect since the beginning of fiscal 1999. The pro forma information is based on the historical financial statements of the Company, Banner, Special-T, and AS+C giving effect to the aforementioned transactions. In preparing the pro forma data, certain assumptions and adjustments have been made, including changes in interest expense for revised debt structures and estimates of changes to goodwill amortization. The following unaudited pro forma information is not necessarily indicative of the results of operations that would actually have occurred if the transactions had been in effect since the beginning of each period, nor are they indicative of future results of the Company.

                                                           For the Nine Months
                                                                  Ended
                                                           -------------------
                                                           March 29, March 28,
                                                             1998      1999
                                                           --------- ---------
      Net sales........................................... $413,254  $417,753
      Gross profit........................................   93,670   102,971
      Earnings (loss) from continuing operations..........    1,832    22,461
      Earnings (loss) from continuing operations, per
       basic share........................................ $   0.10  $   1.02
      Earnings (loss) from continuing operations, per
       diluted share...................................... $   0.10  $   1.00

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)


   The pro forma financial information has not been adjusted for nonrecurring gains from disposal of discontinued operations, reductions in interest expense and investment income that have occurred or are expected to occur from these transactions within the ensuing year.

5. Equity Securities

   The Company had 19,257,360 shares of Class A common stock and 2,621,652 shares of Class B common stock outstanding at March 28, 1999. Class A common stock is traded on both the New York and Pacific Stock Exchanges. There is no public market for the Class B common stock. Shares of Class A common stock are entitled to one vote per share and cannot be exchanged for shares of Class B common stock. Shares of Class B common stock are entitled to ten votes per share and can be exchanged, at any time, for shares of Class A common stock on a share-for-share basis. For the nine months ended March 28, 1999, 40,575 and 14,969 shares of Class A Common Stock were issued as a result of the exercise of stock options and the Special-T restricted stock plan, respectively, and shareholders converted 3,064 shares of Class B common stock into Class A common stock. In accordance with terms of the Special-T Acquisition, as amended, during the nine months ended March 28, 1999, the Company issued 9,911 restricted shares of the Company's Class A Common Stock for additional merger consideration. Additionally, the Company's Class A common stock outstanding was effectively reduced as a result of 1,239,750 shares purchased by Banner. The shares purchased by Banner are considered as treasury stock for accounting purposes.

6. Restricted Cash

   On March 28, 1999, the Company did not have any restricted cash. On June 30, 1998, the Company had restricted cash of approximately $746, all of which was maintained as collateral for certain debt facilities.

7. Summarized Statement of Earnings Information

   The following table presents summarized historical financial information, on a combined 100% basis, of the Company's principal investments, which are accounted for using the equity method.

                                                             For the Nine Months
                                                                    Ended
                                                             -------------------
                                                             March 29, March 28,
                                                               1998      1999
                                                             --------- ---------
      Net sales.............................................  $63,615   $55,102
      Gross profit..........................................   23,095    18,603
      Earnings from continuing operations...................    9,769    10,207
      Net earnings..........................................    9,769    10,207

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)


   The Company owns approximately 31.9% of Nacanco Paketleme common stock. The Company recorded equity earnings of $2,010 (net of an income tax provision of $1,083) and $2,105 (net of an income tax provision of $1,134) from this investment for the nine months ended March 29, 1998 and March 28, 1999, respectively.

8. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

   On March 28, 1999, the Company had $30,502 of minority interest, of which $29,743 represents Banner. On March 28, 1999, minority shareholders held approximately 17% of Banner's outstanding common stock. For additional information regarding our acquisition of all the remaining stock in Banner the Company did not previously own, please refer to Note 11.

9. EARNINGS PER SHARE

   The following table illustrates the computation of basic and diluted earnings per share:

                                      Three Months Ended  Nine Months Ended
                                      ------------------- -----------------
                                       3/29/98   3/28/99  3/29/98  3/28/99
                                      --------- --------- -------- --------
Basic earnings per share:
  Earnings from continuing
   operations........................ $  50,418 $  20,383 $ 47,042 $ 12,746
                                      ========= ========= ======== ========
  Common shares outstanding..........    20,036    21,872   17,938   22,129
                                      ========= ========= ======== ========
  Basic earnings from continuing
   operations per share.............. $    2.52 $    0.93 $   2.62 $   0.58
                                      ========= ========= ======== ========
Diluted earnings per share:
  Earnings from continuing
   operations........................ $  50,418 $  20,383 $ 47,042 $ 12,746
                                      ========= ========= ======== ========
  Common shares outstanding..........    20,036    21,872   17,938   22,129
  Options............................       595       208      579      128
  Warrants...........................       291        85      296      295
                                      --------- --------- -------- -------- ===
  Total shares outstanding...........    20,922    22,165   18,813   22,552
                                      ========= ========= ======== ========
  Diluted earnings from continuing
   operations per share.............. $    2.41 $    0.92 $   2.50 $   0.57
                                      ========= ========= ======== ========

   Subsequent to March 28, 1999 the Company issued 2,981,412 shares of Class A common stock to shareholders' of Banner as a result of the Banner Merger (see
Note 11). Additionally, participants in Banner's stock option plans now hold stock options under the Company's plan which entitle them to purchase 870,315 shares of Class A common stock. These shares were not included in the earnings per share calculations for the periods ended March 28, 1999 and could be dilutive in subsequent periods. No adjustments were made to earnings per share calculations for discontinued operations and extraordinary items.

10. CONTINGENCIES

  Government Claims

   The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that Fairchild Industries, Inc. ("FII"), a former subsidiary of the Company, did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business. The ACO has directed FII to prepare cost

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)

impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made, however, an estimate of the possible loss or range of loss from the ACO's assertion cannot be made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues.

Environmental Matters

   The Company's operations are subject to stringent government imposed environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

   In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability.

   As of March 28, 1999, the consolidated total recorded liabilities of the Company for environmental matters was approximately $8.5 million, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately $15.0 million.

Other Matters

   In connection with the disposition of Banner's hardware business, the Company received notice on January 12, 1999 from AlliedSignal making indemnification claims against the Company for $18.9 million. Although the Company believes that the amount of the claim is far in excess of any amount that AlliedSignal is entitled to recover from the Company, the Company is in the process of reviewing such claims and is unable to predict the ultimate outcome of such matter.

   The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings, including those mentioned above, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)


11. SUBSEQUENT EVENTS

 The KTI Acquisition

   On April 20, 1999, the Company completed the acquisition of all of Kaynar Technologies, Inc. ("KTI") capital stock for approximately $222 million and assumed approximately $103 million of KTI's existing debt, the majority of which was refinanced at closing. In addition, the Company paid $28 million for a covenant not to compete from KTI's largest preferred shareholder. The acquisition was financed with existing cash, the sale of $225 million of 10 3/4% senior subordinated notes due 2009 (the "Notes") and a new bank credit facility.

 The Banner Merger

   On April 8, 1999, the Company acquired the remaining 15% of the outstanding common and preferred stock of Banner not already owned by the Company, through the merger (the "Banner Merger") of Banner with one of the Company's subsidiaries. Under the terms of the Banner Merger, each share of Banner's preferred stock was converted into the right to receive one share of Banner common stock and each share of Banner common stock (other than those owned by the Company) was converted into the right to receive 0.7885 shares of the Company's Class A common stock. The Company issued 2,981,412 shares of Class A common stock as a result of the Banner Merger. Banner is now our wholly-owned subsidiary of the Company.

 New Credit Facility

   Simultaneous with the consummation of the KTI Acquisition and the sale of the Notes, we entered into a new $325.0 million credit facility (the "New Credit Facility") which consists of a $225.0 million term loan, and a $100.0 million revolving credit facility of which approximately $31.5 million was drawn upon the acquisition of KTI (excluding approximately $19.0 million of outstanding letters of credit). The term loan bears interest at LIBOR plus 3.25% and the revolving credit facility bears interest at LIBOR plus 3.0%. Additionally, the revolving credit facility is subject to a non-use fee of 1/2%. The term loan matures on April 30, 2006 and the revolving credit facility matures on April 30, 2005.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)


12. Consolidating Financial Statements

   The following financial statements separately show The Fairchild Corporation and the subsidiaries of The Fairchild Corporation. These statements are provided to fulfill public reporting requirements and separately present guarantors of the 10 3/4% Senior Subordinated Notes Due 2009 issued by The Fairchild Corporation (the "Parent Company"). The guarantors are primarily composed of The Fairchild Corporation's domestic subsidiaries, excluding Fairchild Technologies, the equity investment in Nacanco, a real estate development venture, and certain other subsidiaries.

                     CONSOLIDATING STATEMENTS OF EARNINGS

                   FOR THE NINE MONTHS ENDED MARCH 28, 1999

                           Parent                 Non                  Fairchild
                          Company   Guarantors Guarantors Eliminations Historical
                          --------  ---------- ---------- ------------ ----------
Net Sales...............  $     --   $323,011   $124,175    $(1,114)    $446,072
Costs and expenses:
  Cost of sales.........        --    265,810     91,752     (1,114)     356,448
  Selling, general &
   administrative.......     3,412     58,715     19,895         --       82,022
  Amortization of
   goodwill.............       184      3,159        659         --        4,002
                          --------   --------   --------    -------     --------
                             3,596    327,684    112,306     (1,114)     442,472
                          --------   --------   --------    -------     --------
  Operating income......    (3,596)    (4,673)    11,869         --        3,600
Net interest expense....    16,091      3,375      1,489         --       20,955
Investment (income)
 loss, net..............        --    (37,710)        --         --      (37,710)
                          --------   --------   --------    -------     --------
Earnings before taxes...   (19,687)    29,662     10,380         --       20,355
Income tax (provision)
 benefit................     7,076    (10,678)    (3,714)        --       (7,316)
Equity in earnings of
 affiliates and
 subsidiaries...........    (3,517)      (284)     2,105      3,517        1,821
Minority interest.......        --     (2,090)       (24)        --       (2,114)
                          --------   --------   --------    -------     --------
Earnings (loss) from
 continuing operations..   (16,128)    16,610      8,747      3,517       12,746
Earnings (loss) from
 discontinued
 operations.............        --         --    (28,874)        --      (28,874)
                          --------   --------   --------    -------     --------
Net earnings (loss).....  $(16,128)  $ 16,610   $(20,127)   $ 3,517     $(16,128)
                          ========   ========   ========    =======     ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                       (In thousands, except share data)

                          CONSOLIDATING BALANCE SHEET
                                 MARCH 28, 1999

                           Parent                 Non                  Fairchild
                          Company   Guarantors Guarantors Eliminations Historical
                          --------  ---------- ---------- ------------ ----------
Cash....................  $ 20,069   $141,191   $  6,086   $      --   $  167,346
Marketable securities...        71      3,706         --          --        3,777
Accounts Receivable
 (including
 intercompany), less
 allowances.............       351     38,788     62,592          --      101,731
Inventory, net..........        --    124,582     42,391          --      166,973
Prepaid and other
 current assets.........       681     44,488      3,098          --       48,267
Net current assets of
 discontinued
 operations.............        --         --         --          --           --
                          --------   --------   --------   ---------   ----------
    Total current
     assets.............    21,172    352,755    114,167          --      488,094
Investment in
 Subsidiaries...........   587,915         --         --    (587,915)          --
Net fixed assets........       620     77,995     44,261          --      122,876
Net assets held for
 sale...................        --     20,625         --          --       20,625
Net noncurrent assets of
 discontinued
 operations.............        --         --         --          --           --
Investments in
 affiliates.............    (6,615)    19,383     16,441          --       29,209
Goodwill................    10,952    120,293     35,919          --      167,164
Deferred loan costs.....     4,698      1,679         --          --        6,377
Prepaid pension assets..        --     62,597         --          --       62,597
Long-term investments...        --     42,441         --          --       42,441
Other assets............    16,199     (9,050)    68,299          --       75,448
                          --------   --------   --------   ---------   ----------
    Total assets........  $634,941   $688,718   $279,087   $(587,915)  $1,014,831
                          ========   ========   ========   =========   ==========
Bank notes payable and
 current maturities of
 debt...................  $ 11,450   $     --   $ 22,570   $      --   $   34,020
Accounts payable
 (including
 intercompany)..........        20    (25,877)    57,799          --       31,942
Other accrued expenses..     4,376     72,399     10,143          --       86,918
Net current liabilities
 of discontinued
 operations.............        --         --      7,985          --        7,985
                          --------   --------   --------   ---------   ----------
    Total current
     liabilities........    15,846     46,522     98,497          --      160,865
Long-term debt, less
 current maturities.....   220,500      1,501      5,474          --      227,475
Other long-term
 liabilities............       405     17,994      7,904          --       26,303
Noncurrent income
 taxes..................   (23,505)   127,998        142          --      104,635
Retiree health care
 liabilities............        --     39,434      3,922          --       43,356
Minority interest in
 subsidiaries...........        --     29,752        750          --       30,502
                          --------   --------   --------   ---------   ----------
    Total liabilities...   213,246    263,201    116,689          --      593,136
Class A common stock....     2,474        200      5,084      (5,084)       2,674
Class B common stock....       262         --         --          --          262
Paid-in-capital.........   (26,368)   222,047    251,985    (251,985)     195,679
Retained earnings.......   458,229    259,078    (91,550)   (330,846)     294,911
Cumulative other
 comprehensive income...      (764)     6,064     (3,121)         --        2,179
Treasury stock, at
 cost...................   (12,138)   (61,872)        --          --      (74,010)
                          --------   --------   --------   ---------   ----------
    Total stockholders'
     equity.............   421,695    425,517    162,398    (587,915)     421,695
                          --------   --------   --------   ---------   ----------
Total liabilities &
 stockholders' equity...  $634,941   $688,718   $279,087   $(587,915)  $1,014,831
                          ========   ========   ========   =========   ==========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (In thousands, except per share data)

                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                    FOR THE NINE MONTHS ENDED MARCH 28, 1999

                           Parent                  Non                   Fairchild
                          Company   Guarantors  Guarantors  Eliminations Historical
                          --------  ----------  ----------  ------------ ----------
Cash Flows from
 Operating Activities:
Net earnings (loss).....  $(16,128) $  16,610   $ (20,127)    $ 3,517    $ (16,128)
Depreciation and
 amortization...........        94     11,975       5,302          --       17,371
Amortization of deferred
 loan fees..............       888         --          --          --          888
Accretion of discount on
 long-term liabilities..     3,854         --          --          --        3,854
(Undistributed)
 distributed earnings of
 affiliates.............        --        488       2,888          --        3,376
Minority interest.......        --      1,364         750          --        2,114
Change in assets and
 liabilities............   (10,791)    (9,251)    (20,872)     (3,517)     (44,431)
Non-cash charges and
 working capital changes
 of discontinued
 operations.............        --         --      12,445          --       12,445
                          --------  ---------   ---------     -------    ---------
Net cash (used for)
 provided by operating
 activities.............   (22,083)    21,186     (19,614)         --      (20,511)
                          --------  ---------   ---------     -------    ---------
Cash Flows from
 Investing Activities:
Proceeds received from
 (used for) investment
 securities, net........        --    173,424          --          --      173,424
Purchase of PP&E........        --    (10,398)     (8,296)         --      (18,694)
Gross proceeds from
 divesture of
 subsidiary.............        --     60,397          --          --       60,397
Acquisition of
 subsidiaries, net of
 cash acquired..........        --         --      (3,940)         --       (3,940)
Change in net assets
 held for sale..........        --      3,526          --          --        3,526
Investing activities of
 discontinued
 operations.............        --         --        (542)         --         (542)
Other, net..............      (234)       517          --          --          283
                          --------  ---------   ---------     -------    ---------
Net cash (used for)
 provided by investing
 activities.............      (234)   227,466     (12,778)         --      214,454
                          --------  ---------   ---------     -------    ---------
Cash Flows from
 Financing Activities:
Proceeds from issuance
 of debt................    52,379     27,748          --          --       80,127
Debt repayment and
 repurchase of
 debentures (including
 intercompany), net.....   (10,050)  (155,379)     29,860          --     (135,569)
Issuance of Class A
 common stock...........       153         --          --          --          153
Purchase of treasury
 stock..................        --    (22,101)         --          --      (22,101)
Financing activities of
 discontinued
 operations.............        --         --          30          --           30
                          --------  ---------   ---------     -------    ---------
Net cash (used for)
 provided by financing
 activities.............    42,482   (149,732)     29,890          --      (77,360)
                          --------  ---------   ---------     -------    ---------
Effect of exchange rate
 changes on cash........        --         --       1,162          --        1,162
                          --------  ---------   ---------     -------    ---------
Net change in cash......    20,165     98,920      (1,340)         --      117,745
Cash, beginning of the
 year...................       (96)    42,271       7,426          --       49,601
                          --------  ---------   ---------     -------    ---------
Cash, end of the year...  $ 20,069  $ 141,191   $   6,086     $    --    $ 167,346
                          ========  =========   =========     =======    =========

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Kaynar Technologies Inc.:

   We have audited the accompanying consolidated balance sheets of Kaynar Technologies Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaynar Technologies Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orange County, California
February 5, 1999

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                     (In thousands, except per share data)

                                                       1998     1997    1996
                                                     -------- -------- -------
Net sales (1)....................................... $185,512 $150,429 $99,023
Cost of sales.......................................  129,223  104,390  72,924
                                                     -------- -------- -------
  Gross profit......................................   56,289   46,039  26,099
Selling, general and administrative expenses........   27,438   21,454  13,263
                                                     -------- -------- -------
  Operating income..................................   28,851   24,585  12,836
Interest expense, net...............................    4,067    3,602   4,011
                                                     -------- -------- -------
  Income before provision for income taxes..........   24,784   20,983   8,825
Provision for income taxes..........................    9,914    8,393   3,530
                                                     -------- -------- -------
  Net income........................................ $ 14,870 $ 12,590 $ 5,295
                                                     ======== ======== =======
Earnings per share
  Basic............................................. $   3.39 $   4.23 $  3.26
  Diluted........................................... $   1.64 $   1.54 $  0.78
                                                     ======== ======== =======
Weighted average number of shares of common stock
 and common stock equivalents
  Basic.............................................    4,382    2,967   1,594
  Diluted...........................................    9,085    8,173   6,800
                                                     ======== ======== =======

--------
(1) Including $13,038, $12,961 and $11,437 in 1998, 1997 and 1996,
respectively, to a related party (see Note 15)



  The accompanying notes are an integral part of these consolidated financial statements.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       AS OF DECEMBER 31, 1998 AND 1997
                            (Dollars in thousands)

                                                              1998      1997
                                                            --------  --------
Current assets:
  Cash..................................................... $  1,893  $    675
  Marketable securities....................................       50     3,079
  Accounts receivable (1)..................................   30,421    23,293
  Inventories..............................................   52,778    34,231
  Prepaid expenses and other current assets................    1,430       647
  Deferred tax asset.......................................    2,685     1,006
                                                            --------  --------
    Total current assets...................................   89,257    62,931
                                                            --------  --------
Property, plant and equipment, at cost.....................   76,035    41,048
  Less accumulated depreciation and amortization...........  (14,452)   (8,797)
                                                            --------  --------
                                                              61,583    32,251
                                                            --------  --------
Intangible assets, net of accumulated amortization of
 $1,104 and $480 at December 31, 1998 and 1997,
 respectively..............................................   47,958     6,409
Other assets...............................................      561        65
                                                            --------  --------
    Total assets........................................... $199,359  $101,656
                                                            ========  ========
Current liabilities:
  Revolving line-of-credit, to a related party (see Note
   8)...................................................... $ 13,000  $     --
  Current portion of long-term debt........................    4,054     1,021
  Current portion of capital lease obligations.............      280       272
  Accounts payable.........................................    8,017     9,969
  Accrued payroll and related expenses.....................    8,115     8,546
  Other accrued expenses...................................    7,874     4,423
                                                            --------  --------
    Total current liabilities..............................   41,340    24,231
                                                            --------  --------
Long-term liabilities:
  Long-term debt, primarily to a related party (see Note
   8)......................................................   80,624    26,372
  Capital lease obligations................................      194       484
  Deferred tax liability...................................    4,477     1,136
                                                            --------  --------
    Total long-term liabilities............................   85,295    27,992
                                                            --------  --------
Commitments and contingencies (see Notes 8 and 12)
Stockholders' equity:
Series C Convertible Preferred stock; $0.01 par value;
  Authorized--10,000,000; issued and outstanding--4,206,000
   and 5,206,000 shares at December 31, 1998 and 1997,
   respectively............................................       42        52
  Common stock; $0.01 par value; Authorized--20,000,000
   shares; issued and outstanding--5,090,142 and 3,694,000
   shares at December 31, 1998 and 1997, respectively......       51        37
  Additional paid-in capital...............................   37,821    28,973
  Retained earnings........................................   36,264    21,394
  Accumulated other comprehensive income...................   (1,454)   (1,023)
                                                            --------  --------
    Total stockholders' equity.............................   72,724    49,433
                                                            --------  --------
    Total liabilities and stockholders' equity............. $199,359  $101,656
                                                            ========  ========

-------
(1) Including $982 and $1,846 in 1998 and 1997, respectively, from a related party (see Note 15), net of allowance for doubtful accounts of $703 and $310 in 1998 and 1997, respectively

  The accompanying notes are an integral part of these consolidated financial statements.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (Dollars in thousands)

                            Preferred
                          Stock Series                                                     Accumulated
                                C        Common Stock  Additional                             Other
                          -------------- -------------  Paid-in   Comprehensive Retained  Comprehensive
                          Shares  Amount Shares Amount  Capital      Income     Earnings     Income      Total
                          ------  ------ ------ ------ ---------- ------------- --------  ------------- -------
BALANCE, December 31,
 1995...................   5,206   $52   1,594   $16    $ 1,432                 $ 3,639      $    18    $ 5,157
 Comprehensive Income:
 Net income.............                                             $ 5,295      5,295                   5,295
 Currency Translation...                                                 270                     270        270
                                                                     -------
 Comprehensive Income...                                             $ 5,565
                                                                     =======
 Dividends declared.....                                                            (96)                    (96)
                          ------   ---   -----   ---    -------                 -------      -------    -------
BALANCE, December 31,
 1996...................   5,206    52   1,594    16      1,432                   8,838          288     10,626
 Comprehensive Income:
 Net income.............                                             $12,590     12,590                  12,590
 Currency Translation...                                              (1,311)                 (1,311)    (1,311)
                                                                     -------
 Comprehensive Income...                                             $11,279
                                                                     =======
 Common stock issuance..      --    --   2,100    21     27,541                                          27,562
 Dividends declared.....                                                            (34)                    (34)
                          ------   ---   -----   ---    -------                 -------      -------    -------
BALANCE, December 31,
 1997...................   5,206    52   3,694    37     28,973                  21,394       (1,023)    49,433
 Comprehensive Income:
 Net income.............                                             $14,870     14,870                  14,870
 Currency Translation...                                                (431)                   (431)      (431)
                                                                     -------
 Comprehensive Income...                                             $14,439
                                                                     =======
 Conversion of
  Preferred.............  (1,000)  (10)  1,000    10         --                                              --
 Common stock issuance..      --    --     396     4      8,848                                           8,852
                          ------   ---   -----   ---    -------                 -------      -------    -------
BALANCE, December 31,
 1998...................   4,206   $42   5,090   $51    $37,821                 $36,264      $(1,454)   $72,724
                          ======   ===   =====   ===    =======                 =======      =======    =======


  The accompanying notes are an integral part of these consolidated financial statements.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (Dollars in thousands)

                                                       1998     1997     1996
                                                      -------  -------  -------
Cash flows from operating activities:
 Net income.........................................  $14,870  $12,590  $ 5,295
 Adjustments to reconcile net income to net cash
  provided by operating activities--
  Depreciation and amortization.....................    6,772    3,818    2,613
  Increase (decrease) in deferred income taxes......      680     (990)     186
  (Gain) loss on sale of property, plant and
   equipment........................................     (124)     154       34
  Changes in operating assets and liabilities, net
   of acquisitions--
  (Increase) decrease in accounts receivable........      962   (7,990)  (2,505)
  Increase in inventories...........................   (7,190)  (4,346)  (6,867)
  (Increase) decrease in prepaid expenses and other
   current assets...................................     (112)      32     (152)
  (Increase) decrease in other assets...............     (211)     187      181
  Increase (decrease) in accounts payable...........   (5,657)   3,800    2,361
  Increase (decrease) in accrued expenses...........   (3,222)   4,946    3,172
                                                      -------  -------  -------
   Net cash provided by operating activities........    6,768   12,201    4,318
                                                      -------  -------  -------
Cash flows from investing activities:
 Purchases of property, plant and equipment.........  (18,322) (17,909)  (6,850)
 Proceeds from sales of property, plant and
  equipment.........................................      403       92       43
 Net redemptions (purchases) of marketable
  securities........................................    3,029   (3,079)      --
 Acquisitions, net of acquired cash of $421 in
  1998..............................................  (49,203)      --  (12,160)
 (Increase) decrease in intangible assets...........     (669)     638   (1,231)
                                                      -------  -------  -------
   Net cash used in investing activities............  (64,762) (20,258) (20,198)
                                                      -------  -------  -------
Cash flows from financing activities:
 Net borrowings (payments) on line-of-credit, from a
  related party.....................................   13,000     (746)  (3,560)
 Borrowings on long-term debt, primarily from a
  related party.....................................   52,882      501   21,245
 Payments on long-term debt, primarily from a
  related party.....................................   (6,345) (20,263)    (898)
 Net principal (payments) borrowings on capital
  lease obligations.................................     (303)     795      (55)
 Net proceeds from issuance of common stock.........       --   27,562       --
                                                      -------  -------  -------
   Net cash provided by financing activities........   59,234    7,849   16,732
                                                      -------  -------  -------
Effect of exchange rate changes on cash.............      (22)     (26)       5
                                                      -------  -------  -------
Net increase (decrease) in cash.....................    1,218     (234)     857
Cash, beginning of period...........................      675      909       52
                                                      -------  -------  -------
Cash, end of period.................................  $ 1,893  $   675  $   909
                                                      =======  =======  =======
Supplemental disclosures of cash flow information:
 Cash paid during the period for:
  Interest..........................................  $ 3,094  $ 3,943  $ 3,787
                                                      =======  =======  =======
  Income taxes......................................  $12,844  $ 8,395  $ 2,841
                                                      =======  =======  =======
 Noncash financing activities:
  Capital lease obligations assumed for the purchase
   of equipment.....................................  $    --  $   507  $   355
                                                      =======  =======  =======
  Borrowings on long-term debt for preferred stock
   dividends........................................  $    --  $    34  $    96
                                                      =======  =======  =======
  Common stock issued in connection with
   acquisitions of businesses.......................  $ 8,852  $    --  $    --
                                                      =======  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)

1. Nature of Operations and Recent Developments

   Kaynar Technologies Inc. (the "Company") is a leading precision fabricator that designs, develops and manufactures a wide range of specialty components and tooling systems and provides related services used primarily by original equipment manufacturers ("OEM's") and their subcontractors to produce aircraft and defense products. In addition, the Company serves the automotive, electrical and other industrial markets and their associated after-markets.

   On December 26, 1998, the Company entered into a merger agreement with The Fairchild Corporation ("Fairchild") in which the Company will become a wholly owned subsidiary of Fairchild (the "Fairchild Merger"). Upon the effectiveness of the Fairchild Merger, each outstanding share of the Company's common stock, with the exception of shares held by stockholders who properly exercise dissenters' rights under the Delaware General Corporation Law and shares held by Fairchild, will be cancelled and converted into the right to receive $28.75 in cash. The closing of the Fairchild Merger is subject to certain conditions, including regulatory approval, financing and approval of the Company's stockholders.

2. Business Combinations

   On July 28, 1998, the Company acquired all of the issued and outstanding common stock of M & M Machine & Tool Company Co. ("M & M"). M & M, located in Huntington Beach, California, specializes in the machining of structural components and assemblies for aircraft which include pylons, flap hinges, struts, wing fittings, landing gear parts, spars, and many others. As consideration for this acquisition, the Company paid the M & M stockholders $12,441 in cash and 376,142 shares of the Company's common stock valued at $8,294. In addition, the Company will pay additional consideration of $2,000 (60% in cash and 40% in shares of KTI common stock) based on M & M's recasted earnings before interest, taxes and transaction costs related to the acquisition for its fiscal year ended October 31, 1998 (which was accrued for and included in other accrued expenses as of December 31, 1998). The purchase price exceeded the fair value of the net assets by $17,850, which is being allocated as goodwill and amortized using the straight-line method over 40 years. The M & M acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of M & M have been included in the Company's results of operations since late-July 1998.

   On October 27, 1998, the Company acquired all of the issued and outstanding common stock of Marcliff Corporation which holds all of the issued and outstanding capital stock of Marson Creative Fastener, Inc. ("Marson"). Located in Stoughton, Massachusetts, Marson designs, manufactures, and markets a broad line of blind rivets, threaded inserts, and setting tools primarily for industrial markets. As consideration for this acquisition, the Company paid the Marson stockholders $34,000 in cash (of which $9,058 was used to pay off Marson's outstanding debt as of the acquisition date). In addition, the Company will pay additional consideration of $1,111 based on Marson's closing balance sheet as of the acquisition date (which was accrued for and included in other accrued expenses as of December 31, 1998). The purchase price exceeded the fair value of the net assets by $23,217, which is being allocated as goodwill and amortized using the straight-line method over 40 years. The Marson acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of Marson have been included in the Company's results of operations since late-October 1998.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)


3. Pro Forma Financial Information (unaudited)

   The following unaudited pro forma consolidated statements of income information present the results of the Company's operations for the years ended December 31, 1998 and 1997 as though the acquisitions of M & M and Marson had occurred as of the beginning of each respective calendar year:

                                                                 1998     1997
                                                               -------- --------
      Net sales............................................... $220,374 $195,654
      Net income..............................................   15,971   14,047
      Earnings per share
        Basic.................................................     3.42     4.16
        Diluted...............................................     1.71     1.64

   The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place at the beginning of the fiscal year or the results that may occur in the future. The pro forma results include additional interest on borrowed funds, additional amortization of goodwill resulting from the acquisitions and the change in salary and benefit costs of certain officers of the acquired companies.

4. Summary of Significant Accounting Policies

 a. Use of Estimates in Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 b. Principles of Consolidation

   The consolidated financial statements include the accounts of Kaynar Technologies Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

 c. Revenue Recognition

   Sales and related costs are recorded by the Company upon shipment of product. Revenues related to the rental of the Company's K-FAST tools, which are not significant, are recognized monthly over the term of the lease. Revenues related to the Company's APS business unit, which are not significant, are recognized based on percentage of completion.

 d. Currency Translation Adjustment

   Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at the year-end rate of exchange. Income and expense items are translated at the average rates of exchange for the period. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the consolidated statements of income.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)


 e. Marketable Securities

   The Company invests excess cash in a money market fund that invests in short term (maturities of 397 days or less) direct obligations of the U.S. Treasury.

 f. Inventories

   Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) method and market based upon the lower of replacement cost or estimated realizable value. Inventory costs include material, labor and factory overhead.

 g. Property, Plant and Equipment

   Depreciation is computed principally on the straight-line method over the estimated useful lives of the depreciable assets (ranging from five to ten years). Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any gains or losses are reflected in operations. Major renewals and betterments that extend the useful life of an asset are capitalized.

 h. Intangible Assets

   Intangible assets primarily represent the excess of purchase price over fair value of net assets acquired and related acquisition costs incurred in the acquisitions of Recoil, M & M and Marson. Intangibles are amortized using the straight-line method from the date of acquisition over the expected period to be benefited, currently estimated between 20 and 40 years. The Company assesses the recoverability of intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

 i. Fair Value of Financial Instruments

   The carrying amounts of cash, marketable securities, accounts receivable and accounts payable approximate their fair value as of December 31, 1998 and 1997. The carrying amounts of the line-of-credit and long-term debt approximate fair value as the obligations bear interest at rates that fluctuate with the market rate. The carrying amount of the term loans approximates fair value as the obligation compares favorably with fixed rate obligations that would be currently available to the Company.

 j. Income Taxes

   The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes," which requires an asset and liability approach in accounting for income taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of enacted laws.

 k. Earnings per Share

   Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus the dilutive effect of other

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)

securities. The Company's other securities are (i) Series C Convertible Preferred stock and (ii) outstanding common stock options.

   The table below details the components of the basic and diluted earnings per share ("EPS") calculations:

                                           Years ended December 31,
                                  ---------------------------------------------
                                       1988           1997           1996
                                  -------------- --------------- --------------
                                  Income  Shares Income   Shares Income  Shares
                                  ------- ------ -------  ------ ------  ------
                                            (Amounts in thousands)
Basic EPS
  Net income..................... $14,870 4,382  $12,590  2,967  $5,295  1,594
  Less: dividends on previously
   issued preferred stock........      --    --      (34)    --     (96)    --
                                  ------- -----  -------  -----  ------  -----
  Income available to common
   stockholders..................  14,870 4,382   12,556  2,967   5,199  1,594
Effect of Dilutive Securities
  Series C Convertible Preferred
   stock.........................      -- 4,688       34  5,206      96  5,206
  Options and other..............      --    15       --     --      --     --
                                  ------- -----  -------  -----  ------  -----
Diluted EPS...................... $14,870 9,085  $12,590  8,173  $5,295  6,800
                                  ======= =====  =======  =====  ======  =====

 l. New Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. The Company does not believe the adoption of this standard will have a material impact on the Company's results of operations.

5. Inventories

   Inventories consist of the following at December 31, 1998 and 1997:

                                                                 1998    1997
                                                                ------- -------
      Raw materials............................................ $ 3,772 $ 2,593
      Work in progress.........................................  14,245  11,012
      Components...............................................   8,611   5,325
      Finished goods...........................................  18,901   9,550
      Supplies and small tools.................................   7,249   5,751
                                                                ------- -------
                                                                $52,778 $34,231
                                                                ======= =======

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)


6. Property, Plant and Equipment

   Property, plant and equipment consists of the following at December 31, 1998 and 1997:

                                                    Years of
                                                   Estimated
                                                     Useful
                                                      Life      1998     1997
                                                   ---------- --------  -------
Land..............................................     --     $  1,787  $    32
Buildings.........................................     20        1,799       --
Machinery and equipment...........................  5 to 10     49,911   20,083
Equipment rented to others........................     7         8,534    8,581
Leasehold improvements............................ Lease term    5,432    1,315
Construction in progress..........................     --        8,572   11,037
                                                              --------  -------
                                                                76,035   41,048
Accumulated depreciation and amortization.........             (14,452)  (8,797)
                                                              --------  -------
                                                              $ 61,583  $32,251
                                                              ========  =======

7. Income Taxes

   The components of the net accumulated deferred income tax (asset) liability at December 31, 1998 and 1997 are as follows:

                                                               1998     1997
                                                              -------  -------
      Current deferred tax (asset) liability:
        Inventory reserves................................... $(1,369) $   (87)
        Accrued vacation.....................................    (706)    (449)
        Other................................................    (610)    (470)
                                                              -------  -------
                                                              $(2,685) $(1,006)
                                                              =======  =======
      Long-term deferred tax (asset) liability:
        Depreciation......................................... $ 4,477  $ 1,136
                                                              =======  =======

   The provision for income taxes includes income taxes currently payable and those deferred due to temporary differences between the financial statements and tax basis of assets and liabilities. The provision differs from the statutory rates primarily due to permanent differences. The provision for income taxes for the years ended December 31, 1998, 1997 and 1996, consists of the following:

                                                            1998   1997    1996
                                                           ------ ------  ------
      Current provision:
        Federal........................................... $7,083 $7,716  $2,590
        State.............................................  1,500  1,400     720
        Foreign...........................................     33    267      --
      Deferred provision:
        Federal...........................................  1,061   (707)     69
        State.............................................    237   (283)    151
                                                           ------ ------  ------
                                                           $9,914 $8,393  $3,530
                                                           ====== ======  ======

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)


   Variations from the federal statutory rate for the years ended December 31, 1998, 1997 and 1996, are as follows:

                                    1998            1997            1996
                               --------------- --------------- ---------------
                               Amount  Percent Amount  Percent Amount  Percent
                               ------  ------- ------  ------- ------  -------
Federal statutory rate........ $8,675   35.0%  $7,344   35.0%  $3,001   34.0%
State income taxes, net of
 federal benefit..............  1,129    4.5      726    3.5      485    5.5
Foreign sales corporation
 benefit......................   (552)  (2.2)    (220)  (1.0)    (141)  (1.6)
Foreign losses not currently
 benefited....................    161    0.6      115    0.5       --     --
Utilization of foreign
 losses.......................    (26)  (0.1)    (114)  (0.5)      --     --
Non-deductible expenses.......    212    0.9      173    0.8       94    1.1
Other.........................    315    1.3      369    1.7       91    1.0
                               ------   ----   ------   ----   ------   ----
                               $9,914   40.0%  $8,393   40.0%  $3,530   40.0%
                               ======   ====   ======   ====   ======   ====

8. Debt Arrangements

   The Company entered into a Third Restated and Amended Credit Agreement on October 23, 1998 (the "Third Credit Agreement") with its primary lender General Electric Capital Corporation ("GECC") which has a wholly owned subsidiary, CFE, Inc. ("CFE"), that owned all of the outstanding shares of the Company's Series C Preferred stock and one million shares of the Company's common stock as of December 31, 1998. The Third Credit Agreement contains significant financial and operating covenants, including limitations on the ability of the Company to incur additional indebtedness and restrictions on, among other things, the Company's ability to pay dividends or take certain other corporate actions. The Third Credit Agreement also requires the Company to be in compliance with certain financial ratios. In addition to the Term Loan under the Third Credit Agreement ("Term Loan"), the Company has entered into promissory notes with other lenders for the purchase of certain property, machinery and equipment ("The Notes").

   The following schedule summarizes the future annual minimum principal payments due under the Term Loan and The Notes as of December 31, 1998:

                                                          Term     The
                                                          Loan    Notes   Total
                                                         ------- ------- -------
      1999.............................................. $ 1,700 $ 2,354 $ 4,054
      2000..............................................   1,700   2,178   3,878
      2001..............................................   1,700   1,495   3,195
      2002..............................................   1,700   1,177   2,877
      2003..............................................  67,200     789  67,989
      Thereafter........................................      --   2,685   2,685
                                                         ------- ------- -------
                                                         $74,000 $10,678 $84,678
                                                         ======= ======= =======

   Debt arrangements are described as follows:

 a. Term Loan

   On October 23, 1998, the Company entered into the Third Credit Agreement which amended its existing Term Loan with GECC, increasing the borrowing capacity of the Term Loan to $74,000. The Term Loan bears

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)

interest, payable every 30 to 90 days, at LIBOR rate plus one and one-half percent (which was 6.8 percent at December 31, 1998). Principal payments of $425 are due quarterly through October 1, 2002, with a final payment of $67,200 due January 3, 2003. At December 31, 1998 and 1997, outstanding principal under the Term Loan totaled $74,000 and $25,525, respectively. Interest expense on the Term Loan for the years ended December 31, 1998, 1997 and 1996 was approximately $2,712, $2,498 and $2,400, respectively. The Term Loan is secured by substantially all of the Company's assets.

 b. The Notes

   The Company has promissory notes with financing institutions, which are secured by certain property, machinery and equipment. At December 31, 1998 and 1997, the outstanding principal under the Notes was $10,678 and $1,868, respectively. The Notes bear interest at interest rates ranging from 4.9 percent to 10.5 percent per annum. Monthly payments are payable through June 1, 2008.

 c. Line-of-Credit

   The line-of-credit with GECC (the "LOC") is a $25,000 revolving credit facility, limited by the lesser of the sum of specified portions of qualified accounts receivable and inventory, and $25,000.

   Interest is payable every 30 to 90 days at LIBOR rate plus one and one-half percent (which was 7.1 percent at December 31, 1998). The LOC, which expires January 3, 2003, had $13,000 outstanding at December 31, 1998 and had no borrowings at December 31, 1997. Interest expense on LOC for the years ended December 31, 1998, 1997 and 1996 was approximately $497, $129 and $682, respectively.

9. Series C Convertible Preferred Stock

   Each share of the Series C Preferred stock is convertible at any time into one share of common stock. The conversion rate is subject to certain anti-dilutive adjustments. The Series C Preferred stock will participate in any dividends paid on the common stock as if the Series C Preferred stock had been converted into common stock.

   In the event of liquidation, dissolution or winding up of the Company, the holders of the Series C Preferred stock will be entitled to receive a liquidation preference out of the assets available for distribution in an amount equal to $0.22 per share, plus any accrued and unpaid dividends, before any distribution is made to the holders of the common stock.

   On June 26, 1998, CFE elected to convert one million such shares into one million shares of common stock of the Company in accordance with the terms of the Series C preferred stock.

10. Stock Incentive Plan

   In 1997, the Company adopted the Kaynar Technologies Inc. 1997 Stock Incentive Plan (the "Plan") which authorized 500,000 stock option grants to purchase the Company's common stock.

   The Company has granted 115,400 options in 1997 and 147,900 options in 1998 with a weighted average exercise price of $24.77 and $11.71, respectively, under the Plan (of which 9,200 options with an exercise price of $25.00 were cancelled during 1998). These options were issued at fair market value at the time of grant. Option grants are made at the discretion of the Board of Directors. Options vest at 25 percent per year (beginning one year from the grant date), may be exercisable in whole or in installments, and expire five years from the

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)

grant date. The weighted average exercise price of options outstanding as of December 31, 1998 is $17.16. The weighted average contractual life of options outstanding as of December 31, 1998 is 4.3 years. The weighted average exercise price of options exercisable as of December 31, 1998 is $24.75.

   Characteristics of options outstanding at December 31, 1998 are presented in the table below:

                                             Contractual   Options     Options
                  Exercise Price                Life     Outstanding Exercisable
                  --------------             ----------- ----------- -----------
      $ 9.25................................  4.8 years    119,000         --
      $14.50................................  3.3 years      3,000        750
      $15.88................................  4.8 years     12,000         --
      $19.00................................  4.6 years      3,000         --
      $25.00................................  3.7 years    102,000     25,500
      $26.75................................  4.1 years      1,500         --
      $27.75................................  4.2 years     12,400         --
      $29.50................................  3.8 years      1,200        300
                                                           -------     ------
                                                           254,100     26,550

   The Company accounts for the Plan under APB Opinion No. 25. SFAS No. 123 "Accounting for Stock-Based Compensation" was issued by the FASB in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. Adoption of SFAS No. 123 is optional, however pro forma disclosures as if the Company had adopted the cost recognition method are required. Had compensation cost for stock options awarded under the Plan been determined consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts as of December 31, 1998 and 1997:

                                                              1998                      1997
                                                             -------                   -------
      Net Income:            As Reported..                   $14,870                   $12,590
                             Pro Forma....                   $14,417                   $12,439
      Basic EPS:             As Reported..                   $  3.39                   $  4.23
                             Pro Forma....                   $  3.29                   $  4.18
      Diluted EPS:           As Reported..                   $  1.64                   $  1.54
                             Pro Forma....                   $  1.59                   $  1.52

   For the above pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rate of
5.0 percent; a weighted average volatility of 56.5 percent; estimated option life of 4 years; and no expected dividend yield. The weighted average fair value of the Company's stock options granted in 1998 and 1997 was $5.68 and $12.02, respectively.

11. Savings and Retirement Plan

   The Company sponsors a defined contribution plan (the "Retirement Plan"), which provides benefits to all employees who have completed six months of service. Employees may make contributions between one and 21 percent of their annual compensation. The Company may make contributions to the Retirement Plan at its discretion.

   The Company contributed approximately $1,461, $988 and $577 to the Retirement Plan in the years ended December 31, 1998, 1997 and 1996, respectively.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)


12. Commitments and Contingencies

 a. Operating Leases

   The Company leases certain facilities and equipment under long-term operating leases with varying terms. The leases generally provide that the Company pay taxes, maintenance and insurance costs, and some leases contain renewal and/or purchase options. Total rental expense under operating leases totaled approximately $1,975, $1,231 and $1,187 in the years ended December 31, 1998, 1997 and 1996, respectively. Minimum rental expenses on commitments for the years subsequent to December 31, 1998, are as follows:

      Year ending December 31,
        1999............................................................ $ 2,125
        2000............................................................   1,927
        2001............................................................   1,696
        2002............................................................   1,519
        2003............................................................   1,006
        Thereafter......................................................   2,108
                                                                         -------
                                                                         $10,381
                                                                         =======

 b. Capital Leases

   The Company has entered into capital lease agreements for equipment. Future lease payments due under the agreements are as follows:

      Year ending December 31,
        1999.............................................................. $307
        2000..............................................................  163
        2001..............................................................   36
                                                                           ----
                                                                            506
        Amounts representing interest.....................................  (32)
                                                                           ----
                                                                            474
        Current portion................................................... (280)
                                                                           ----
                                                                           $194
                                                                           ====

 c. Purchase Commitments

   The Company has certain one-year purchase commitments which require that all purchases of particular raw materials be purchased from various vendors at a fixed price, none of which exceeded fair market value as of December 31, 1998.

 d. Contingencies

   The Company is, from time to time, subject to claims and disputes for legal, environmental and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the consolidated financial position and results of operations.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)


13. Significant Customers

   For the years ended December 31, 1998, 1997 and 1996, two customers accounted for approximately 20 and 7 percent, 24 and 9 percent and 18 and 12 percent of net sales, respectively. No other customer accounted for 10 percent or more of net sales in any of the three years ended December 31, 1998. Accounts receivable balances from these same two customers accounted for approximately 10 and 7 percent of accounts receivable at December 31, 1998 and 14 and 8 percent of accounts receivable at December 31, 1997. No other customer represents 10 percent or more of the Company's gross accounts receivable at December 31, 1998 and 1997.

14. Geographic Sales Information

   Net sales for the years ended December 31, 1998, 1997 and 1996 were made to geographic regions as follows:

                                     1998             1997            1996
                               ---------------- ---------------- ---------------
                                Amount  Percent  Amount  Percent Amount  Percent
                               -------- ------- -------- ------- ------- -------
United States................. $156,834   84.5% $126,845   84.4% $85,069   85.9%
Europe........................   16,487    8.9    13,255    8.8    8,378    8.5
Pacific Rim...................    6,683    3.6     5,219    3.4    2,256    2.3
Other.........................    5,508    3.0     5,110    3.4    3,320    3.3
                               --------  -----  --------  -----  -------  -----
                               $185,512  100.0% $150,429  100.0% $99,023  100.0%
                               ========  =====  ========  =====  =======  =====

   Sales for the Company's foreign operations represented less than 10 percent of net sales during each of the years ended December 31, 1998, 1997 and 1996.

15. Related Party Matters

   As discussed in Note 8, the primary lender to the Company is GECC which has a wholly-owned subsidiary CFE. CFE owns 100 percent of the outstanding Series C Convertible Preferred Stock and one million shares of the Company's common stock.

   GECC is also an affiliated entity to a customer (the Aircraft Engines Division of General Electric Co.) that accounted for approximately 7, 9 and 12 percent of 1998, 1997 and 1996 net sales, respectively, and 7 and 8 percent of accounts receivable at December 31, 1998 and 1997, respectively.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)


16. Industry Segment Information

   The Company is currently segmented into eight business units. The Company's Kaynar, Microdot, M & M, Eagle, APS and K-FAST business units design and manufacture products that are sold principally to the commercial aircraft and defense industries. The Company's Recoil and Marson business units design and manufacture inserts, blind rivets and related installation tools used primarily in the automotive, electrical and other non-aerospace industries. The following table illustrates the Company's financial data by industry segment for the past three years.

                                                       For the Years Ended
                                                          December 31,
                                                    ---------------------------
                                                      1998      1997     1996
                                                    --------  --------  -------
Sales by Segment:
  Commercial Aircraft and Defense (2).............. $169,401  $137,889  $95,156
  Industrial (1)(3)................................   16,111    12,540    3,867
                                                    --------  --------  -------
Total Sales........................................ $185,512  $150,429  $99,023
Operating Income by Segment:
  Commercial Aircraft and Defense (2).............. $ 30,192  $ 25,892  $13,464
  Industrial (1)(3)................................    1,783     1,645      238
  Corporate Expenses...............................   (3,124)   (2,952)    (866)
                                                    --------  --------  -------
Total Operating Income............................. $ 28,851  $ 24,585  $12,836
Depreciation and Amortization by Segment:
  Commercial Aircraft and Defense (2).............. $  5,822  $  3,209  $ 2,304
  Industrial (1)(3)................................      950       609      309
                                                    --------  --------  -------
Total Depreciation and Amortization................ $  6,772  $  3,818  $ 2,613
Total Assets by Segment:
  Commercial Aircraft and Defense (2).............. $144,817  $ 86,571  $58,429
  Industrial (1)(3)................................   54,542    15,085   15,260
                                                    --------  --------  -------
Total Assets....................................... $199,359  $101,656  $73,689

--------
(1) In August 1996, the Company purchased its Recoil business unit which has been accounted for under the purchase method of accounting and, accordingly, their operating results have been included in the results of operations since mid-August 1996.
(2) In July 1998, the Company purchased its M & M business unit which has been accounted for under the purchase method of accounting and, accordingly, their operating results have been included in the results of operations since late-July 1998.
(3) In October 1998, the Company purchased its Marson business unit which has been accounted for under the purchase method of accounting and, accordingly, their operating results have been included in the results of operations since late-October 1998.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996
                 (Dollars in thousands, except per share data)


17. Quarterly Financial Data (unaudited)

                                                      Three months ended
                                              ----------------------------------
                                               March   June   September December
                                                29      28       27        31
                                              ------- ------- --------- --------
1998
  Net sales.................................. $45,355 $46,824  $45,293  $48,040
  Gross profit...............................  13,881  14,630   13,458   14,320
  Net income.................................   4,275   4,351    3,402    2,842
  Basic earnings per share...................    1.15    1.16     0.69     0.56
  Diluted earnings per share.................    0.48    0.49     0.37     0.31
  Stock price per share
    High.....................................   29.50   34.50    24.00    27.50
    Low......................................   24.00   22.25    11.50     8.00

                                                      Three months ended
                                              ----------------------------------
                                               March   June   September December
                                                30      29       28        31
                                              ------- ------- --------- --------
1997
  Net sales.................................. $32,202 $37,250  $37,884  $43,093
  Gross profit...............................   9,233  11,036   11,903   13,867
  Net income.................................   2,169   2,933    3,388    4,100
  Basic earnings per share...................    1.35    1.03     0.92     1.11
  Diluted earnings per share.................    0.32    0.36     0.38     0.46
  Stock price per share
    High.....................................      --   19.87    30.25    34.12
    Low......................................      --   14.50    18.50    24.50